Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267398

PROSPECTUS

(Proposed Holding Company for First Seacoast Bank)

Up to 3,795,000 Shares of Common Stock

First Seacoast Bancorp, Inc. is offering shares of common stock for sale, on a best efforts basis, in connection with the conversion of First Seacoast Bancorp, MHC from the mutual holding company to the stock holding company form of organization. The shares being offered for sale represent the ownership interest of First Seacoast Bancorp, MHC in First Seacoast Bancorp. First Seacoast Bancorp’s common stock is listed on the Nasdaq Capital Market under the symbol “FSEA.” We expect to list First Seacoast Bancorp, Inc.’s common stock on the Nasdaq Capital Market under the symbol “FSEA.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

The shares of common stock are first being offered for sale in a subscription offering to eligible depositors and borrowers of First Seacoast Bank as of specified eligibility dates and to tax-qualified employee benefit plans of First Seacoast Bank. Shares not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to residents of the communities served by First Seacoast Bank and then to stockholders of First Seacoast Bancorp. Any shares of common stock not purchased in the subscription offering or in any community offering may be offered for sale to the public through a syndicate of broker-dealers, referred to in this prospectus as the syndicated community offering. The syndicated community offering may begin before the subscription offering and any community offering (including any extensions) have expired. However, no shares purchased in the subscription offering or in any community offering will be issued until the completion of any syndicated community offering. We must sell a minimum of 2,805,000 shares to complete the conversion and stock offering.

In addition to the shares being offered for sale in the stock offering, the shares of common stock of First Seacoast Bancorp currently owned by the public will be exchanged for shares of common stock of First Seacoast Bancorp, Inc. based on an exchange ratio that will result in existing public stockholders of First Seacoast Bancorp owning approximately the same percentage of common stock of First Seacoast Bancorp, Inc. as they owned in the common stock of First Seacoast Bancorp immediately before the completion of the conversion and stock offering. We expect to issue up to 3,074,548 shares in the exchange.

The minimum purchase order is 25 shares. Generally, no individual, or individuals acting through a single qualifying account held jointly, may purchase more than 40,000 shares ($400,000) of common stock, and no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than 40,000 shares ($400,000) of common stock in all categories of the stock offering combined.

The subscription offering will expire at 2:00 p.m., Eastern time, on December 16, 2022. We expect that the community offering, if held, will expire at the same time. We may extend the expiration date of the subscription offering and any community offering without notice to you until January 30, 2023, or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days and the stock offering must be completed by December 29, 2024. Once submitted, orders are irrevocable unless the subscription offering and any community offering are terminated or extended, with regulatory approval, beyond January 30, 2023, or the number of shares of common stock to be sold is increased to more than 3,795,000 shares or decreased to less than 2,805,000 shares. If the subscription offering and any community offering are extended past January 30, 2023, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds with interest or cancel your deposit account withdrawal authorization. If the number of shares to be sold in the stock offering is increased to more than 3,795,000 shares or decreased to less than 2,805,000 shares, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock in the subscription offering and in any community offering will be returned promptly with interest. Funds received in the subscription offering and in any community offering will be held in a segregated account at First Seacoast Bank and will earn interest at 0.07% per annum until completion or termination of the stock offering.

Keefe, Bruyette & Woods, Inc. is assisting us in selling the shares of common stock, on a best efforts basis, in the subscription offering and in any community offering, and will serve as sole manager for any syndicated community offering. Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of common stock that are being offered for sale in the stock offering.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum
Number of shares	2,805,000	3,300,000	3,795,000
Gross offering proceeds	$28,050,000	$33,000,000	$37,950,000
Estimated offering expenses, excluding selling agent fees and expenses (1) (2)	$1,122,000	$1,122,000	$1,122,000
Selling agent fees and expenses (1)	$475,000	$505,000	$555,000
Estimated net proceeds	$26,453,000	$31,373,000	$36,273,000
Estimated net proceeds per share (1)	$9.43	$9.51	$9.56

(1)

See “The Conversion and Stock Offering – Plan of Distribution; Selling Agent and Underwriter Compensation” for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for the stock offering and the compensation to be received by Keefe, Bruyette & Woods, Inc. and the other broker-dealers that may participate in any syndicated community offering.

(2)	Excludes records agent fees and expenses payable to Keefe, Bruyette & Woods, Inc., which are included in estimated offering expenses. See “The Conversion and Stock Offering – Records Management.”

This investment involves a degree of risk, including the possible loss of principal. See “Risk Factors” beginning on page 18.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, or any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at 1-(877) 892-9472 (toll-free).

The date of this prospectus is November 14, 2022.

FIRST SEACOAST
BANK

Main Office
633 Central Avenue
Dover

Branch Offices
6 Eastern Avenue
Barrington

7A Mill Road
Durham

1650 Woodbury Avenue
Portsmouth

17 Wakefield Street
Rochester

MAINE
York County
NEW HAMPSHIRE
Strafford County
Rockingham County
Rochester
Dover
Barrington
Durham
Portsmouth
MASSACHUSETTS
202
95
1
125
18
4
MAINE
NEW HAMPSHIRE
Concord
MASSACHUSETTS

i

SUMMARY

The following summary explains the significant aspects of the conversion and the stock offering, as well as the exchange of existing shares of First Seacoast Bancorp common stock for shares of First Seacoast Bancorp, Inc. common stock. It may not contain all of the information that is important to you. Before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and related notes and the section entitled “Risk Factors.”

Our Organizational Structure and the Proposed Conversion and Stock Offering

Since July 16, 2019, when First Seacoast Bank reorganized into the mutual holding company structure, we have operated in a two-tier mutual holding company structure. First Seacoast Bancorp, a federally-chartered corporation, is the publicly-traded stock holding company and the parent company of First Seacoast Bank. At June 30, 2022, First Seacoast Bancorp had consolidated assets of $510.2 million, total deposits of $387.9 million and stockholders’ equity of $51.9 million. First Seacoast Bancorp’s parent company is First Seacoast Bancorp, MHC, a federally-chartered mutual holding company. At June 30, 2022, First Seacoast Bancorp had 6,064,891 shares of common stock outstanding, of which 3,345,925 shares, or 55.2%, were owned by First Seacoast Bancorp, MHC, and the remaining 2,718,966 shares were owned by the public.

Pursuant to the terms of the amended and restated plan of conversion and reorganization, which we refer to as the plan of conversion throughout this prospectus, we are converting from the mutual holding company corporate structure to the fully public stock holding company corporate structure. Upon completion of the conversion and stock offering, First Seacoast Bancorp, MHC and First Seacoast Bancorp will cease to exist and First Seacoast Bancorp, Inc., a Maryland corporation, will become the successor holding company to First Seacoast Bancorp and will become the stock holding company of First Seacoast Bank. The conversion will be accomplished by the merger of First Seacoast Bancorp, MHC with and into First Seacoast Bancorp, followed by the merger of First Seacoast Bancorp with and into First Seacoast Bancorp, Inc. The shares of First Seacoast Bancorp, Inc. common stock being offered for sale represent the majority ownership interest in First Seacoast Bancorp currently owned by First Seacoast Bancorp, MHC. Public stockholders of First Seacoast Bancorp will receive shares of common stock of First Seacoast Bancorp, Inc. in exchange for their shares of First Seacoast Bancorp at an exchange ratio intended to preserve the same aggregate ownership interest in First Seacoast Bancorp, Inc. as they had in First Seacoast Bancorp, adjusted downward to reflect certain assets held by First Seacoast Bancorp, MHC, without giving effect to new shares purchased in the stock offering or cash paid in lieu of any fractional shares. The shares of First Seacoast Bancorp common stock owned by First Seacoast Bancorp, MHC will be canceled.

The following diagram shows our current organizational structure, reflecting ownership percentages at June 30, 2022:

After the conversion and stock offering are completed, we will be organized as a fully public stock holding company, as follows:

Under our current mutual holding company structure, depositors and certain borrowers of First Seacoast Bank are members of, and have voting rights in, First Seacoast Bancorp, MHC, as to all matters requiring a vote of members. Upon completion of the conversion and stock offering, depositors and borrowers will no longer have voting rights. See “The Conversion and Stock Offering – Effects of the Conversion and Stock Offering – Effect on Voting Rights of Depositors and Borrowers” for further information.

Our Business

Our core business activities are conducted primarily through First Seacoast Bank. Founded in 1890, First Seacoast Bank has headquarters in Dover, New Hampshire, and four additional branch offices in the Seacoast region. First Seacoast Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

Our results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings, and non-interest income largely from customer service fees. The results of operations are also affected by the level of operating expenses, the provision for loan losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity.

Investment management services are offered through FSB Wealth Management, which operates as a division of First Seacoast Bank. FSB Wealth Management provides access to non-Federal Deposit Insurance Corporation-insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. The assets managed by FSB Wealth Management for wealth management customers are not assets of First Seacoast Bank. Accordingly, those assets are not reflected in First Seacoast Bancorp’s consolidated balance sheets. At June 30, 2022, assets under management totaled approximately $85.6 million. Revenues from wealth management services were $176,000 for the six months ended June 30, 2022, $247,000 for the year ended December 31, 2021 and $198,000 for the year ended December 31, 2020.

First Seacoast Bank is committed to strengthening the communities where it operates while serving the needs of its customers and creating value for the stockholders of First Seacoast Bancorp. We are proud of our longevity in the Seacoast region and we are inspired to influence positive change through charitable contributions, philanthropic initiatives, and investments, including community development lending, housing and homelessness prevention and support of low- to moderate-income individuals and families. Our steadfast commitment to local people, businesses and nonprofit organizations is supported by First Seacoast Bank and by the First Seacoast Community Foundation, Inc. which was established in 2019 in connection with the First Seacoast Bank’s reorganization into the mutual holding company structure.

First Seacoast Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency.

First Seacoast Bancorp, Inc. is a newly formed Maryland corporation. Following the completion of the conversion and stock offering, First Seacoast Bancorp, Inc. will succeed First Seacoast Bancorp as the publicly traded holding company of First Seacoast Bank. Our executive offices are located at 633 Central Avenue, Dover, New Hampshire 03820 and our telephone number is (603) 742-4680. Our website address is www.firstseacoastbank.com. Information on this website is not and should not be considered a part of this prospectus.

Business Strategy

In 2019, we changed our name to First Seacoast Bank in order to better reflect our commitment to the people and places we serve. We believe that our name change more appropriately aligns with our mission to better serve our market area, and today we continue to enjoy a strong, loyal and positive reputation throughout the Seacoast region.

As a community-minded financial institution, we focus on serving the financial needs of local individuals and businesses by executing a safe and sound, service-oriented business strategy that seeks to produce earnings that increase over time and can be reinvested in our business and communities. Our current business strategy consists of the following:

•

Grow our balance sheet, leverage existing infrastructure and improve profitability and operating efficiency. Given our existing infrastructure and capabilities, we believe we are well-positioned to grow without a proportional increase in overhead expense or operating risk. In recent years, we have assembled an experienced management team and have selectively hired lending, business development and support staff. Our operations benefit from established marketing, sales, information technology, cybersecurity audit and compliance departments. We continue to invest in digital banking technologies in order to provide products and services that are competitive, convenient and provide value for our customers while ensuring safety and security.

•

Grow our loan portfolio and increase commercial real estate and commercial and industrial lending. Our principal loan origination activity remains primarily one- to four-family residential mortgage loans. We continue to supplement these originations by focusing on originating higher yielding commercial real estate loans (including owner-occupied and non-owner-occupied commercial real estate and multi-family real estate loans), construction loans, commercial and industrial loans, and home equity loans and lines of credit. We intend to remain a residential mortgage lender in our market area while maintaining our focus on the origination of commercial real estate loans and commercial and industrial loans. Our legal lending limit will increase as a result of the conversion and stock offering, which will enable us to originate larger loans for our portfolio to new and existing customers and reduce our need to participate with other lenders to originate larger loans.

•

Maintain strong asset quality and manage credit risk. Strong asset quality is key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of non-performing assets as a percent of total assets was 0.12%, 0.17% and 0.20% at June 30, 2022, December 31, 2021, and December 31, 2020, respectively. We attribute this historical credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria and active credit monitoring policies and procedures.

•

Increase core deposits and reduce reliance on higher cost borrowings. Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for time deposits), particularly non-interest-bearing demand deposits, represent a low-cost, stable source of funds. Core deposits were 85.9% of our total deposits at June 30, 2022. We also rely on higher cost Federal Home Loan Bank borrowings as a supplemental funding source. At June 30, 2022, our ratio of net loans to deposits was 98.5% and our Federal Home Loan Bank borrowings totaled $64.3 million. We continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

•

Grow organically and through opportunistic expansion. Our primary intention is to grow our balance sheet organically and use our capital to increase our lending and investment capacity. As a local independent bank, we believe we have gained market share from customer fallout resulting from the consolidation of competing financial institutions in our market area into larger, out-of-market acquirers in recent periods. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities primarily include establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices. We have no current plans or intentions regarding any expansion plans.

We have pursued the above strategies since we completed our mutual holding company reorganization in 2019, which has allowed us to successfully leverage the proceeds from our initial public offering. We intend to continue to pursue these business strategies, subject to changes necessitated by future market conditions, regulatory restrictions and other factors. COVID-19 has impacted economic conditions, customer behaviors, credit and asset quality and liquidity. While we are committed to the business strategies noted above, we recognize the challenges and uncertainties of the current environment and plan to execute these strategies as market conditions allow.

Impact of COVID-19 Pandemic

Although the domestic and global economies have largely recovered from the COVID-19 pandemic as many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains. The growth in economic activity and in the demand for goods and services, coupled with labor shortages and supply chain disruptions, has also contributed to rising inflationary pressures and the risk of recession. Given the continued uncertainty and evolving economic effects and social impacts of the COVID-19 pandemic, the future direct and indirect impacts on our business, results of operations and financial condition are uncertain. See “Risk Factors – Risks Related to the COVID-19 Pandemic – The economic impact of the COVID-19 pandemic could adversely affect our financial condition and results of operations.”

We participated in the Paycheck Protection Program administered by the U.S. Small Business Administration. During the years ended December 31, 2020 and 2021, when the program was in effect, we originated 420 loans with an aggregate principal balance of $46.1 million. At June 30, 2022, the remaining outstanding principal balance of loans originated under this program was $139,000.

Reasons for the Conversion and Stock Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•

Support our planned growth and strengthen our regulatory capital position with the additional capital we will raise in the stock offering. While First Seacoast Bank exceeds all regulatory capital requirements to be categorized as “well-capitalized,” the proceeds from the stock offering will significantly augment our capital position and enable us to support our planned growth by increasing our regulatory loans-to-one borrower limit and by reducing our loan concentrations as a percent of capital. The augmented capital will be essential to the continued implementation of our business strategy.

•

Transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure. The stock holding company structure is a more flexible form of organization that will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and stock offering is expected to result in a more liquid and active market for First Seacoast Bancorp, Inc. common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•

Facilitate our stock holding company’s ability to pay dividends to our public stockholders. Current regulations of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, substantially restrict the ability of recently formed mutual holding companies, such as First Seacoast Bancorp, MHC, to waive dividends declared by their subsidiaries. Accordingly, because any dividends declared and paid by First Seacoast Bancorp would have to be paid to First Seacoast Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders will be less than if First Seacoast Bancorp, MHC were to waive the receipt of dividends. The conversion and stock offering will eliminate our mutual holding company structure and will facilitate our ability to pay dividends to all stockholders of First Seacoast Bancorp, Inc., subject to legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions or business lines as opportunities may arise. The additional capital raised in the stock offering also will enable us to consider larger merger transactions if they may arise. Although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of First Seacoast Bancorp, Inc. for three years following completion of the conversion and stock offering, and also prohibit anyone from acquiring or offering to acquire more than 10% of our stock without regulatory approval.

Potential Withdrawal from Defined Benefit Pension Plan

The capital raised in the stock offering will also offset the impact to capital of the cost associated with First Seacoast Bank’s potential withdrawal from the defined benefit pension plan in which it participates. First Seacoast Bank participates in a multi-employer defined benefit pension plan. First Seacoast Bank has provided notice of its intent to withdraw as a participant from the pension plan as of September 30, 2022. Based on an estimate provided in August 2022 by the plan administrator, the estimated total cost (pre-tax) to withdraw is $2.5 million. Because the cost of withdrawal would primarily depend on the value of the plan’s assets and applicable interest rates at the time of withdrawal, the actual withdrawal cost will not be known until the withdrawal date, which we anticipate would be during the first quarter of 2023. The actual cost could differ significantly from the estimated cost provided by the plan administrator.

Terms of the Stock Offering

We are offering for sale between 2,805,000 and 3,795,000 shares of common stock to eligible depositors and borrowers of First Seacoast Bank, to our tax-qualified employee benefit plans and, to the extent shares remain available, in a community offering to the general public, with a preference given first to natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford, and then to existing public stockholders of First Seacoast Bancorp as of the close of business on November 3, 2022. If necessary, we will also offer for sale shares to the general public in a syndicated community offering. Unless the number of shares of common stock to be offered is increased to more than 3,795,000 shares or decreased to less than 2,805,000 shares, or the subscription and community offerings are extended beyond January 30, 2023, subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the subscription and community offerings are extended beyond January 30, 2023, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. All subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. If you do not respond to the notice of extension, your order will be cancelled and we will promptly return your funds with interest at 0.07% per annum or cancel your deposit account withdrawal authorization. If the number of shares to be sold is increased to more than 3,795,000 shares or decreased to less than 2,805,000 shares, all subscribers’ stock orders will be canceled, their withdrawal authorizations will be canceled and funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest at 0.07% per annum. We will then resolicit subscribers, giving them an opportunity to place new orders for a period of time. No shares purchased in the subscription offering and community offering will be issued until the completion of any syndicated community offering.

The purchase price of each share of common stock offered for sale in the stock offering is $10.00. All investors will pay the same purchase price per share, regardless of whether the shares are purchased in the subscription offering, the community offering or a syndicated community offering. Investors will not be charged a commission to purchase shares of common stock in the stock offering. Keefe, Bruyette & Woods, Inc., our marketing agent in the stock offering, will use its best efforts to assist us in selling shares of our common stock in the stock offering but is not obligated to purchase any shares of common stock in the stock offering.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Purchase Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of First Seacoast Bancorp for shares of First Seacoast Bancorp, Inc. are based on an independent appraisal of the estimated market value of First Seacoast Bancorp, Inc., assuming the stock offering has been completed. Feldman Financial Advisors, Inc., our independent appraiser, has estimated that, as of August 26, 2022, this market value was $59.7 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $50.8 million and a maximum of $68.7 million. Based on this valuation range, the 55.2% ownership interest of First Seacoast, MHC in First Seacoast Bancorp as of June 30, 2022 being sold in the stock offering, certain assets held by First Seacoast Bancorp, MHC and the $10.00 per share price, the number of shares of common stock being offered for sale by First Seacoast Bancorp, Inc. ranges from 2,805,000 shares to 3,795,000 shares. The purchase price of $10.00 per share was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio ranges from 0.8358 shares of First Seacoast Bancorp, Inc. common stock for each share of First Seacoast Bancorp common stock at the minimum of the offering range to 1.1308 shares of First Seacoast Bancorp, Inc. common stock for each share of First Seacoast Bancorp common stock at the maximum of the offering range, and will generally preserve in First Seacoast Bancorp, Inc. the percentage ownership of public stockholders in First Seacoast Bancorp immediately before the completion of the conversion and stock offering. Feldman Financial Advisors, Inc. will update its appraisal before we complete the conversion and stock offering. If our pro forma market value at that time is either below $50.8 million or above $68.7 million, then, after consulting with the Federal Reserve Board, we may: terminate the stock offering and promptly return all funds with interest; set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

The appraisal is based in part on First Seacoast Bancorp’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the stock offering, and an analysis of a peer group of 10 publicly traded savings and loan and bank holding companies that Feldman Financial Advisors, Inc. considers comparable to First Seacoast Bancorp. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market.

Company Name	Ticker Symbol	Headquarters	Total Assets (1)
			(In millions)
Affinity Bancshares, Inc.	AFBI	Covington, GA	$766.7
Cincinnati Bancorp, Inc.	CNNB	Cincinnati, OH	$282.1
Cullman Bancorp, Inc.	CULL	Cullman, AL	$384.0
FFBW, Inc.	FFBW	Brookfield, WI	$330.4
Generations Bancorp NY, Inc.	GBNY	Seneca Falls, NY	$369.7
HV Bancorp, Inc.	HVBC	Doylestown, PA	$570.6
IF Bancorp, Inc.	IROQ	Watseka, IL	$857.6
Magyar Bancorp, Inc.	MGYR	New Brunswick, NJ	$790.7
Mid-Southern Bancorp, Inc.	MSVB	Salem, IN	$266.5
William Penn Bancorporation	WMPN	Bristol, PA	$880.0

(1)	As of June 30, 2022.

The following table presents a summary of selected pricing ratios for First Seacoast Bancorp, Inc. (on a pro forma basis) as of and for the twelve months ended June 30, 2022, and for the peer group companies based on earnings and other information as of and for the twelve months ended June 30, 2022, with stock prices as of August 26, 2022, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 16.7% on a price-to-book value basis, a discount of 18.4% on a price-to-tangible book value basis, and a premium of 63.9% on a price-to-earnings basis.

	Price-to-earnings multiple (1)		Price-to-book value ratio	Price-to-tangible book value ratio
First Seacoast Bancorp, Inc. (on a pro forma basis, assuming completion of the conversion and stock offering)
Maximum	41.67	x	84.03%	84.39%
Midpoint	35.71	x	77.16%	77.46%
Minimum	31.25	x	69.44%	69.78%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	21.79	x	92.66%	94.91%
Medians	19.46	x	87.71%	90.94%

(1)

Price-to-earnings multiples calculated by Feldman Financial Advisors, Inc. in the independent appraisal are based on an estimate of “core” or recurring earnings for the twelve months ended June 30, 2022. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and stock offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were used by Feldman Financial Advisors, Inc. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Stock Offering—Stock Pricing and Number of Shares to be Issued.”

Effect of First Seacoast Bancorp, MHC’s Assets on Minority Stock Ownership

Public stockholders of First Seacoast Bancorp will receive shares of common stock of First Seacoast Bancorp, Inc. in exchange for their shares of common stock of First Seacoast Bancorp pursuant to an exchange ratio that is designed to provide public stockholders with the same ownership percentage of the common stock of First Seacoast Bancorp, Inc. after the conversion as their ownership percentage in First Seacoast Bancorp immediately before the conversion, without giving effect to new shares purchased in the offering, cash paid in lieu of any fractional shares or the effect of shares issued to the charitable foundation. However, the exchange ratio will be adjusted downward to reflect assets held by First Seacoast Bancorp, MHC (other than shares of common stock of First Seacoast Bancorp) at the completion of the conversion and stock offering, which net assets consist primarily of cash totaling $100,000 at June 30, 2022. This adjustment would decrease First Seacoast Bancorp’s public stockholders’ ownership interest in First Seacoast Bancorp, Inc. from 44.83% to 44.76%, and would increase the ownership interest of persons who purchase stock in the stock offering from 55.17% (the amount of First Seacoast Bancorp’s outstanding stock held by First Seacoast Bancorp, MHC) to 55.24%.

The Exchange of Existing Shares of First Seacoast Bancorp Common Stock

If you are a stockholder of First Seacoast Bancorp immediately before the completion of the conversion and stock offering, your shares will be exchanged for shares of common stock of First Seacoast Bancorp, Inc. The number of shares of common stock you will receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of First Seacoast Bancorp common stock owned by public stockholders immediately before the completion of the conversion and stock offering. The following table shows how the exchange ratio will adjust, based on the appraised value of First Seacoast Bancorp, Inc. as of August 26, 2022, assuming public stockholders of First Seacoast Bancorp own 55.2% of the outstanding shares of First Seacoast Bancorp common stock and First Seacoast Bancorp, MHC had assets (excluding its shares of First Seacoast Bancorp common stock) of $100,000 immediately before the completion of the conversion and stock offering. The table also shows the number of shares of First Seacoast Bancorp, Inc. common stock a hypothetical owner of First Seacoast Bancorp common stock would receive in exchange for 100 shares of First Seacoast Bancorp common stock owned at the completion of the conversion and stock offering, depending on the number of shares of common stock issued in the conversion and stock offering.

	Shares to be Sold in the Stock Offering		Shares of First Seacoast Bancorp, Inc. to be Issued in Exchange for Shares of First Seacoast Bancorp		Total Shares of Common Stock to be Issued in Exchange and Sold in Stock	Exchange	Equivalent Value of Shares Based Upon Offering	Equivalent Pro Forma Tangible Book Value Per Exchanged	Whole Shares to be Received for 100 Existing
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Share (2)	Shares (3)
Minimum	2,805,000	55.2%	2,272,492	44.8%	5,077,492	0.8358	$8.36	$11.98	83
Midpoint	3,300,000	55.2	2,673,520	44.8	5,973,520	0.9833	9.83	12.69	98
Maximum	3,795,000	55.2	3,074,548	44.8	6,869,548	1.1308	11.31	13.40	113

(1)

Represents the value of shares of First Seacoast Bancorp, Inc. common stock to be received in the conversion and stock offering by a holder of one share of First Seacoast Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio. At June 30, 2022, First Seacoast Bancorp’s tangible book value per share was $8.50.

(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of First Seacoast Bancorp, Inc. common stock will be issued to any public stockholder of First Seacoast Bancorp. For each fractional share that otherwise would be issued, First Seacoast Bancorp, Inc. will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

Intended Use of the Proceeds From the Stock Offering

We intend to invest at least 50% of the net proceeds from the stock offering in First Seacoast Bank, fund a loan to our employee stock ownership plan to finance its purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the stock offering at First Seacoast Bancorp, Inc. Therefore, assuming we sell 3,300,000 shares of common stock in the stock offering at the midpoint of the offering range resulting in net proceeds of $31.4 million, we intend to invest $15.7 million in First Seacoast Bank, loan $2.6 million to our employee stock ownership plan to fund its purchase of shares of common stock, and retain the remaining $13.1 million of the net proceeds at First Seacoast Bancorp, Inc.

First Seacoast Bancorp, Inc. may use the funds it retains for investment in securities, to repurchase shares of common stock, to acquire other financial institutions or financial services companies, to pay cash dividends and for other general corporate purposes. First Seacoast Bank may use the proceeds it receives to support increased lending, enhance existing, or support growth and the development of, new products and services, or expand its branch network by establishing or acquiring new branches or by acquiring other financial institutions or financial services companies. We do not currently have any agreements or understandings regarding any acquisition transactions.

See “How We Intend to Use the Proceeds From the Stock Offering” for additional information.

Persons Who May Order Shares of Common Stock in the Stock Offering

We are offering the shares of common stock for sale in a subscription offering in the following descending order of priority:

(i)	To depositors with accounts at First Seacoast Bank with aggregate balances of at least $50.00 at the close of business on June 30, 2021.

(ii)

To our tax-qualified employee benefit plans (including First Seacoast Bank’s employee stock ownership plan), which may subscribe for, in the aggregate, up to 10% of the shares of common stock sold in the stock offering. We expect our employee stock ownership plan to purchase 8% of the shares of common stock sold in the stock offering.

(iii)	To depositors with accounts at First Seacoast Bank with aggregate balances of at least $50.00 at the close of business on September 30, 2022.

(iv)

To depositors of First Seacoast Bank at the close of business on November 3, 2022, and to borrowers of First Seacoast Bank as of July 16, 2019, whose borrowings remained outstanding at the close of business on November 3, 2022.

Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford, and then to First Seacoast Bancorp’s public stockholders at the close of business on November 3, 2022. If held, the community offering is expected to begin concurrently with the subscription offering, but may begin concurrently with, during or promptly after the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering and the community offering in a syndicated community offering. Keefe, Bruyette & Woods, Inc. will act as sole manager for the syndicated community offering. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering, and our interpretation of the terms and conditions of the plan of conversion will be final. Any determination to accept or reject stock orders in the community offering or syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering for sale, we may not be able to fill your order in whole or in part. A detailed description of the subscription offering, the community offering and the syndicated community offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Stock Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25 shares.

Generally, no individual, or individuals acting through a single qualifying account held jointly, may purchase more than 40,000 shares ($400,000) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the stock offering, when combined with your purchases, cannot exceed 40,000 shares ($400,000) of common stock:

•	your spouse or other blood or marriage relative, who lives in your home or who is a director or who is a director or officer of First Seacoast Bancorp or First Seacoast Bank;

•	corporations or other entities in which you are a senior officer or partner or have a 10% or greater beneficial ownership interest;

•	trusts or other estates in which you are the trustee or fiduciary or have a substantial beneficial interest in the trust or other estate; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to the overall purchase limitation of 40,000 shares ($400,000).

In addition to the above purchase limitations, there is an ownership limitation for current stockholders of First Seacoast Bancorp other than our employee stock ownership plan. Shares of common stock that you purchase in the stock offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of First Seacoast Bancorp common stock, may not exceed 9.9% of the total shares of common stock to be issued and outstanding after the completion of the conversion and stock offering. However, if, based on your current ownership level, you will own more than 9.9% of the total shares of common stock of First Seacoast Bancorp, Inc. to be issued and outstanding after the completion of the conversion and stock offering following the exchange of your shares of First Seacoast Bancorp common stock, you will be ineligible to purchase any new shares in the stock offering. You will be required to obtain regulatory approval or non-objection before acquiring 10% or more of First Seacoast Bancorp, Inc.’s common stock.

Subject to regulatory approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in “The Conversion and Stock Offering – Additional Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and any community offering, you may pay for your shares only by:

(i)	personal check, bank check or money order, from the purchaser, made payable directly to First Seacoast Bancorp, Inc.;

(ii)

authorizing us to withdraw available funds (without any early withdrawal penalty) from your First Seacoast Bank deposit account(s), other than checking accounts or individual retirement accounts (IRAs); or

(iii)	cash.

Cash will only be accepted at First Seacoast Bank’s main office and will be converted to a bank check. Please do not submit cash by mail. First Seacoast Bank, by law, is not permitted to lend funds to anyone to purchase shares of common stock in the stock offering. Additionally, you may not use any type of third party check to pay for shares of common stock. Wire transfers will not be accepted. Applicable regulations prohibit First Seacoast Bank from lending funds or extending credit to any person to purchase shares of common stock in the stock offering. You may not submit a First Seacoast Bank line of credit check for payment. You may not designate withdrawal from First Seacoast Bank’s accounts with check-writing privileges; rather, submit a check. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and will immediately withdraw the amount from your checking account(s). You may not authorize direct withdrawal from a First Seacoast Bank individual retirement account, or IRA. See “—Using Individual Retirement Account Funds to Purchase Shares of Common Stock.”

You may subscribe for shares of common stock in the subscription and community offerings by delivering a signed and completed original stock order form, together with full payment payable to First Seacoast Bancorp, Inc. or authorization to withdraw funds from one or more of your First Seacoast Bank deposit accounts, provided that the stock order form is received before 2:00 p.m., Eastern time, on December 16, 2022, which is the expiration of the subscription offering period. You may submit your stock order form and payment by mail using the stock order reply envelope provided or by paying for overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to our main office, located at 633 Central Avenue, Dover, New Hampshire. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at other offices of First Seacoast Bank. Do not mail stock order forms to any of First Seacoast Bank’s offices.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Payment for Shares” for a complete description of how to purchase shares in the subscription and community offerings.

Using Individual Retirement Account Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account (“IRA”) or other retirement account. If you wish to use some or all of the funds in your First Seacoast Bank IRA or other retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent custodian or trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent custodian or trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the December 16, 2022 offering deadline, for assistance with purchases using funds in your IRA or other retirement account you may have at First Seacoast Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares of common stock in the stock offering.

Market for Common Stock

Existing publicly held shares of First Seacoast Bancorp’s common stock are listed on the Nasdaq Capital Market under the symbol “FSEA.” Upon completion of the conversion and stock offering, the shares of common stock of First Seacoast Bancorp, Inc. will be issued in exchange for the existing shares of First Seacoast Bancorp. We expect to list the shares of First Seacoast Bancorp, Inc. common stock on the Nasdaq Capital Market under the symbol “FSEA.” Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the stock offering, but is under no obligation to do so.

Our Dividend Policy

Following completion of the stock offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. However, no decision has been made with respect to the amount, if any, and timing of any dividend payments. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated in the future.

For information regarding our proposed dividend policy, see “Our Dividend Policy.” For information regarding our recent dividend payment history, see “Selected Consolidated Financial and Other Data” and “Market for the Common Stock.”

Purchases by Directors and Executive Officers

We expect our directors and executive officers, together with their associates, to subscribe for 42,500 shares of common stock in the stock offering, representing 1.5% of the shares to be sold at the minimum of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the stock offering. Following the conversion and stock offering, our directors and executive officers, together with their associates, are expected to beneficially own 115,596 shares of common stock of First Seacoast Bancorp, Inc., or 2.3% of our total outstanding shares of common stock at the minimum of the offering range, which includes shares they currently own in First Seacoast Bancorp that will be exchanged for shares of First Seacoast Bancorp, Inc.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for submitting orders to purchase shares of common stock in the subscription offerings and, if held, in the community officering is 2:00 p.m., Eastern time, on December 16, 2022, unless we extend this deadline. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern time, on December 16, 2022, whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Stock Offering – Procedure for Purchasing Shares in the Subscription and Community Offerings – Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.

You May Not Sell or Transfer Your Subscription Rights

Applicable regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares that you are purchasing. We intend to take legal action, including reporting persons to federal or state agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the stock order form, you cannot add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit and loan accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation.

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. The conversion and stock offering is expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion and Stock Offering.” Until a statement reflecting your ownership of shares of common stock is available and delivered to you, you may not be able to sell the shares of common stock that you purchased in the stock offering, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Conditions to Completion of the Conversion and Stock Offering

We cannot complete the conversion and stock offering unless:

•

The plan of conversion is approved by at least a majority of votes eligible to be cast by members of First Seacoast Bancorp, MHC (i.e., depositors and certain borrowers of First Seacoast Bank) as of the close of business on November 3, 2022;

•

The plan of conversion is approved by First Seacoast Bancorp stockholders holding at least two-thirds of the outstanding shares of common stock of First Seacoast Bancorp as of the close of business on November 3, 2022, including the shares owned by First Seacoast Bancorp, MHC;

•

The plan of conversion is approved by First Seacoast Bancorp stockholders holding at least a majority of the outstanding shares of common stock of First Seacoast Bancorp as of the close of business on November 3, 2022, excluding the shares owned by First Seacoast Bancorp, MHC;

•	We sell at least the minimum number of shares of common stock offered in the stock offering;

•	We receive approval from the Federal Reserve Board; and

•	The Office of the Comptroller of the Currency approves an amendment to First Seacoast Bank’s charter to provide for a liquidation account.

First Seacoast Bancorp, MHC intends to vote its shares in favor of the plan of conversion. At the close of business on June 30, 2022, First Seacoast Bancorp, MHC owned 3,345,925 shares, or approximately 55.2%, of the outstanding shares of common stock of First Seacoast Bancorp. At the close of business on June 30, 2022, the directors and executive officers of First Seacoast Bancorp and their affiliates owned 87,462 shares of First Seacoast Bancorp common stock, or 1.44% of the outstanding shares of common stock and 3.22% of the outstanding shares of common stock excluding the shares owned by First Seacoast Bancorp, MHC. They intend to vote those shares in favor of the plan of conversion.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 2,805,000 shares of common stock, we may take one or more steps to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations; and/or

(ii)	seek regulatory approval to extend the stock offering beyond January 30, 2023, so long as we resolicit subscribers who previously submitted subscriptions in the stock offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.

If we extend the stock offering past January 30, 2023, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will cancel your stock order and promptly return your funds with interest for funds received in the subscription offering and, if held, the community offering or cancel your deposit account withdrawal authorization. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be, and, in our sole discretion, some other large subscribers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

Feldman Financial Advisors, Inc. will update its appraisal before we complete the conversion and stock offering. If our pro forma market value at that time is either below $50.8 million or above $68.7 million, then, after consulting with the Federal Reserve Board, we may:

•	terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription offering and any community offering);

•	set a new offering range; or

•	take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.07% per annum, for funds received for purchases in the subscription offering and any community offering, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will then resolicit subscribers, allowing them to place a new stock order for a period of time.

Possible Termination of the Stock Offering

We may terminate the stock offering at any time before the special meeting of members of First Seacoast Bancorp, MHC and the special meeting of stockholders of First Seacoast Bancorp that have been called to vote on the conversion and stock offering, and at any time after these approvals with regulatory approval. If we terminate the stock offering, we will promptly return your funds with interest at 0.07% per annum, and we will cancel deposit account withdrawal authorizations.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion and Stock Offering

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of First Seacoast Bank’s employees, to purchase up to 8% of the shares of common stock we sell in the stock offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

We intend to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion and stock offering. Stockholder approval of these plans would be required. We have not determined whether we would adopt the plans within or after 12 months following the completion of the conversion and stock offering. If we implement stock-based benefit plans within 12 months following the completion of the conversion and stock offering, the stock-based benefit plans would be limited to reserving a number of shares (i) up to 4% of the shares of common stock sold in the stock offering for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the stock offering for issuance pursuant to the exercise of stock options by key employees and directors. If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion and stock offering, it would not be subject to the percentage limitations set forth above. We have not yet determined the definitive number of shares that would be reserved for issuance under these plans. For a description of our current stock-based benefit plan, see “Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 4% and 10% of the shares sold in the stock offering for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Stock Offering		Value of Grants (1)
					At Minimum of Offering Range	At Maximum of Offering Range
Employee stock ownership plan	224,400	303,600	8.0%	N/A (2)	$2,244,000	$3,036,000
Restricted stock awards	112,200	151,800	4.0	2.16%	1,122,000	1,518,000
Stock options	280,500	379,500	10.0	5.24%	1,119,195	1,514,205

Total	617,100	834,900	22.0%	7.18%	$4,485,195	$6,068,205

(1)

The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for restricted stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.99 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of 10 years; no dividend yield; a risk-free rate of return of 2.98%; and expected volatility of 23.33%. The actual value of stock options granted will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2021 Equity Incentive Plan are exercised during the first year following completion of the stock offering, they will be funded with newly issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of the stock offering except to fund the grants of restricted stock under a stock-based benefit plan or under extraordinary circumstances.

The following table presents information as of June 30, 2022 regarding our employee stock ownership plan, our 2021 Equity Incentive Plan, and our proposed stock-based benefit plan. The table below assumes that 6,869,548 shares are outstanding after the completion of the stock offering, which includes the sale of 3,795,000 shares in the stock offering at the maximum of the offering range and the issuance of shares of First Seacoast Bancorp, Inc. in exchange for shares of First Seacoast Bancorp based on an exchange ratio of 1.1308. It also assumes that the value of the common stock is $10.00 per share.

Existing and New Stock Benefit Plans	Participants	Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion and Stock Offering
Employee Stock Ownership Plan:	Officers and Employees
Shares purchased in 2019 stock offering (1)		269,665	(2)	$2,696,653		3.93%
Shares to be purchased in the stock offering		303,600		3,036,000		4.42

Total		573,265		$5,732,653		8.35%

Restricted Stock Awards:	Directors, Officers and Employees
2021 Equity Incentive Plan (1)		134,832	(3)	$1,348,321	(4)	1.96%
New shares of restricted stock		151,800		1,518,000	(4)	2.21

Total		286,632		$2,866,321		4.17%

Stock Options:	Directors, Officers and Employees
2021 Equity Incentive Plan (1)		337,081	(5)	$1,344,954	(6)	4.91%
New stock options		379,500		1,514,205	(6)	5.52

Total		716,581		$2,859,159		10.43%

Total of stock benefit plans		1,576,478		$11,458,133		22.95%

(1)	The number of shares indicated has been adjusted for the 1.1308 exchange ratio at the maximum of the offering range.
(2)	At June 30, 2022, 40,451 of these shares have been allocated to participants.
(3)	At June 30, 2022, 133,740 of these shares have been awarded, none of which have vested.
(4)

The value of restricted stock awards is determined based on their fair value as of the date grants are made. For purposes of this table, the fair value of awards under the new stock-based benefit plan is assumed to be the same as the offering price of $10.00 per share.

(5)	At June 30, 2022, no options have been awarded and no options have vested.
(6)

The weighted-average fair value of stock options has been estimated at $3.99 per option, using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; no dividend yield; expected term, 10 years; expected volatility, 23.33%; and risk-free rate of return, 2.98%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.

Income Tax Consequences

First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank, and First Seacoast Bancorp, Inc. have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion and stock offering, and have received an opinion of Baker Newman & Noyes LLC regarding the material New Hampshire tax consequences of the conversion and stock offering. As a general matter, the conversion and stock offering will not be a taxable transaction for purposes of federal or state income taxes to First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank, and First Seacoast Bancorp, Inc., persons eligible to subscribe in the subscription offering, or existing stockholders of First Seacoast Bancorp (except as to cash paid for fractional shares). Existing stockholders of First Seacoast Bancorp who receive cash in lieu of fractional shares of First Seacoast Bancorp, Inc. will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors – Risks Related to Laws and Regulations – We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” and “Supervision and Regulation – Emerging Growth Company Status.”

An emerging growth company may elect to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. We have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Risk Factors

An investment in First Seacoast Bancorp, Inc. common stock is subject to risk, including risks related to our business and this offering. Before making an investment decision, you should read this entire document carefully, including the section entitled “Risk Factors” that immediately follows and that discusses the above risks in further detail.

How You Can Obtain Additional Information – Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion and stock offering, call our Stock Information Center at 1-(877) 892-9472 (toll-free). The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time, and will be closed on bank holidays.

RISK FACTORS

You should carefully consider the following risk factors in evaluating an investment in the shares of common stock of First Seacoast Bancorp, Inc. In addition to these risks and the other risks and uncertainties described elsewhere in this prospectus, there may be additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial that could materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Lending Activities

We have a substantial amount of commercial real estate and commercial and industrial loans, and intend to continue to increase originations of these types of loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

At June 30, 2022, our portfolio of commercial real estate loans, acquisition, development and land loans secured by commercial real estate, and commercial and industrial loans totaled $119.1 million, or 31.2% of net loans. We intend to increase originations of these types of loans. Given their larger balances and the complexity of the underlying collateral, these loans generally have more risk than the one- to four-family residential real estate loans we originate. Because the repayment of commercial real estate loans and commercial and industrial loans depends on the successful management and operation of the borrower’s properties or related business, their repayment can be affected by adverse conditions in the local, regional and national real estate market or economy. A downturn in the real estate market or the local, regional and national economy could adversely impact the value of collateral properties or the revenues from the borrower’s business, thereby increasing the risk of loss. Further, unlike residential mortgage loans, commercial and industrial loans are typically secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may depreciate over time, may be more difficult to appraise or liquidate, and may be more susceptible to fluctuation in value at default. Because these loans also generally have relatively large balances, any charge-offs may be larger than those incurred with residential real estate loans. In addition, many of these loans have not been subjected to unfavorable economic conditions and, therefore, it is difficult to predict their future performance under such conditions. Accordingly, these loans may experience delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Furthermore, at June 30, 2022, $22.7 million, or 29.3%, of our commercial real estate loans were secured by non-owner occupied properties. The physical condition of non-owner occupied properties may be below that of owner-occupied properties due to lax property maintenance standards, which have an adverse impact on the value of the collateral properties. As our commercial real estate, commercial and industrial, and acquisition, development and land loans secured by commercial real estate increase, the corresponding risks and potential for loss will also increase.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We maintain an allowance for loan losses, which is established through a provision for loan losses, that represents management’s best estimate of probable losses within the existing portfolio of loans. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the adequacy of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustment may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase the level of our provision for loan losses. Management also recognizes that significant new growth in our loan portfolio, new loan products and the refinancing of existing loans can result in unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our allowance may be insufficient to absorb losses without significant additional provisions.

The Financial Accounting Standards Board has delayed the effective date of the Current Expected Credit Loss, or CECL, standard. CECL will be effective for First Seacoast Bancorp, Inc. and First Seacoast Bank on January 1, 2023. CECL will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses. This will change the current method of providing allowances for loan losses that are incurred or probable, which would likely require us to increase our allowance for loan losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of our allowance for loan losses.

In addition, federal regulators periodically review our allowance for loan losses and as a result of such reviews, we may decide to adjust our allowance for loan losses or recognize further loan charge-offs. However, regulatory agencies are not directly involved in the process of establishing the allowance for loan losses, as the process is our responsibility and any adjustment of the allowance is the responsibility of our management. Material additions to the allowance would materially decrease our net income and may have a material adverse effect on our financial condition, results of operations and capital.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. If, in doing so, hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to Market Interest Rates

The reversal of the historically low interest rate environment may adversely affect our net interest income and profitability.

The Federal Reserve Board decreased benchmark interest rates significantly, to near zero, in response to the COVID-19 pandemic. The Federal Reserve Board is reversing its policy of near zero interest rates given its concerns over inflation. In recent periods, market interest rates have risen in response to the Federal Reserve Board’s recent rate increases. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Changes in interest rates could reduce our profits and asset values.

Like most financial institutions, our profitability depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates.

In a rising interest rate environment, we would expect that the rates on our deposits and borrowings would reprice upwards faster than the rates on our longer-term loans and investments, which would be expected to compress our interest rate spread and have a negative effect on our profitability. In addition, the high percentage (97.1% at June 30, 2022) of fixed rate loans in our one- to four-family residential real estate loan portfolio would also contribute to the negative effect on our profitability in a rising interest rate environment. Furthermore, increases in interest rates may adversely affect the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

If interest rates rise, we expect that our net portfolio value of equity would decrease. Net portfolio value of equity represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. At June 30, 2022, assuming a 400-basis point increase in market interest rates, we estimate that our net portfolio value of equity would decrease by $19.0 million, or 30.3%.

Furthermore, the historically low interest rate environment in recent periods has contributed significantly to our loan growth, particularly in one- to four-family residential mortgage loans where refinance volume has been relatively high. The increase in market interest rates that we are now experiencing is likely to reduce our loan origination volume, particularly refinance volume, and/or reduce our interest rate spread, which would have a material adverse effect on our profitability and results of operations.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets, including the value of our available-for-sale investment securities and interest rate swap derivatives which generally decrease when market interest rates rise, and ultimately affect our earnings. During the six months ended June 30, 2022, we incurred other comprehensive losses of $8.8 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio and changes in the fair value of interest rate swap derivatives caused by the increase in market interest rates during the period.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, there have been market indicators of a pronounced rise in inflation and the Federal Reserve Board has indicated its intention to raise certain benchmark interest rates in an effort to combat inflation. As discussed above under “—Risks Related to Market Interest Rates – Changes in interest rates could reduce our profits and asset values,” as inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decline;

•	we may increase our allowance for loan losses;

•	loan delinquencies, problem assets and foreclosures may increase;

•

collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general local, regional or national economic conditions caused by inflation, recession, acts of terrorism, a government shutdown, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance. Further, any decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loans are geographically diverse. Many of the loans in our portfolio are secured by real estate. Deterioration in the real estate markets could negatively affect a borrower’s ability to repay their loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies, and natural disasters. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected.

We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations.

We have relatively few loans outside of our market area and, as a result, we have a greater risk of loan defaults and losses in the event of a further economic downturn in our market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely payments of their loans. A return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, and our ongoing operations, costs and profitability. Any of these negative events may result in higher than expected loan delinquencies, increase our levels of nonperforming and classified assets, and reduce demand for our products and services, which may cause us to incur losses and may adversely affect our capital, liquidity and financial condition. According to published data, our market area has not experienced any material declines in real estate values during the last year or any material increase in the number of foreclosure proceedings.

A worsening of economic conditions could reduce demand for our products and services and/or increase our level of non-performing loans, which could adversely affect our financial condition and results of operations.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market area. In addition to local economic conditions, which could have a significant impact on ability of our borrowers to repay their loans and on the value of the collateral securing their loans, deterioration in general economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, in turn reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans;

•	the value of our securities portfolio may decline; and

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions, caused by inflation, recession, tariffs and international trade disputes, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Risks Related to the COVID-19 Pandemic

The economic impact of the COVID-19 pandemic could adversely affect our financial condition and results of operations.

The COVID-19 pandemic caused significant economic dislocation in the United States. Although the domestic and global economies have begun to recover from the COVID-19 pandemic as many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains. The growth in economic activity and in the demand for goods and services, coupled with labor shortages and supply chain disruptions, has also contributed to rising inflationary pressures and the risk of recession. As a result of the COVID-19 pandemic and the related adverse economic consequences, we could be subject to the following risks, among others, any of which individually or in combination with others could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:

•	demand for our products and services may decline, making it difficult to grow assets and income;

•	if we have high levels of unemployment for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;

•	limitations may be placed on our ability to foreclose on properties we hold as collateral;

•	our allowance for loan losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods, which will adversely affect our net income;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us;

•	our cybersecurity risks are increased if employees work remotely;

•	we rely on third-party vendors for certain services and the unavailability of a critical service due to the COVID-19 pandemic could have an adverse effect on us; and

•	Federal Deposit Insurance Corporation premiums may increase if the agency experiences additional resolution costs.

Moreover, our future success and profitability substantially depends on the management skills of our executive officers and directors, many of whom have held officer and director positions with us for many years. The unanticipated loss or unavailability of key employees due to the pandemic could harm our ability to operate our business or execute our business strategy. We may not be successful in finding and integrating suitable successors in the event of key employee loss or unavailability.

Risks Related to Competitive Matters

Our asset size and strong competition within our market area may limit our growth and profitability.

Our market area has a high concentration of competing financial institutions. Based on Federal Deposit Insurance Corporation data as of June 30, 2021 (the latest date for which published data is available), in addition to us, 26 Federal Deposit Insurance-insured financial institutions operated banking offices in Rockingham County, New Hampshire, and 12 Federal Deposit Insurance-insured financial institutions operated banking offices in Strafford County, New Hampshire. In addition to Federal Deposit Insurance-insured institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, securities brokerage firms and, more recently, financial technology (or “FinTech”) companies also operate in our market area. Some of these entities are unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and fees on more attractive terms than loans we offer.

Our asset size makes it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments, after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful non-interest income from activities such as securities brokerage. Finally, institutions of our size are generally disproportionately affected by the continually increasing costs of complying with new banking and other regulations.

Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans due to competition, our net interest margin and profitability could be adversely affected.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches, and we recently experienced a security event.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance.

Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations.

In late 2018, our email and antivirus systems failed to detect malware that infiltrated our branch office computer network. Our core processing provider’s firewall prevented the virus from accessing customer information, however, we were unable to access all branch office computer desktops and files for several days. We incurred costs of approximately $160,000 in restoring and rebuilding our network.

We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Further, since this incident, we have taken steps to remediate shortcomings in our cybersecurity systems, including employing a third party security operations center to monitor network traffic continuously. Although we take protective measures, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

In addition, we outsource a majority of our data processing requirements to certain third-party providers. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements, or we also could be adversely affected if such an agreement is not renewed by the third party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not suffered any security breaches. In cases where a third party experienced a security event communicated to First Seacoast Bank, none of our systems or customer data were impacted or at risk. However, the existence of cyber-attacks or security breaches at third parties with access to our systems and customer data may not be disclosed to us by those parties in a timely manner.

We are a community bank and our ability to maintain our reputation is critical to the success of our business. The failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, all of which could adversely affect our business and operating results.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess expertise in our markets and key business relationships, and have been integral in the restructuring of our operations, including the implementation of a more aggressive sales culture within our institution. Any one of them could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See “Management.”

Risks Related to Accounting Matters

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and our determinations with respect to amounts owed for income taxes.

Changes in accounting standards could affect reported earnings.

The regulatory bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. In some cases, we could be required to apply new or revised guidance retroactively. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.

Risks Related to Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

First Seacoast Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, and First Seacoast Bancorp, Inc. will be subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of First Seacoast Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

First Seacoast Bancorp, Inc. qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. For as long as it continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. As an emerging growth company, First Seacoast Bancorp, Inc. also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. In addition, as an emerging growth company, we have elected to take advantage of the extended transition periods for adopting new or revised financial accounting standards until the date they are required to be adopted by private companies (however, if any new or revised financial accounting standards would not apply to private companies, we would not be able to delay their adoption). Accordingly, our financial statements may not be comparable to those of public companies that adopt new or revised financial accounting standards as of an earlier date. Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We are also a smaller reporting company, and even if we no longer qualify as an emerging growth company, any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

In addition to qualifying as an emerging growth company, First Seacoast Bancorp, Inc. qualifies as a “smaller reporting company” under the federal securities laws. For as long as it continues to be a smaller reporting company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not available to companies that are not smaller reporting companies, including, but not limited to, reduced financial disclosure obligations and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to the Stock Offering

We do not have strong earnings and will have a relatively high capital level after the completion of the conversion and stock offering. We expect our return on equity will be low following the stock offering, which could negatively affect the trading price of our shares of common stock.

Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on average equity was 2.02% for the six months ended June 30, 2022, 4.38% for the year ended December 31, 2021, and 1.85% for the year ended December 31, 2020. Our average equity to average assets was 11.36% for the six months ended June 30, 2022, 12.48% for the year ended December 31, 2021, and 12.91% for the year ended December 31, 2020. At June 30, 2022, our total stockholders’ equity was $51.9 million. Assuming the completion of the conversion and stock offering, our pro forma stockholders’ equity at June 30, 2022 is estimated to range from $73.1 million at the minimum of the offering range to $81.7 million at the maximum of the offering range. We expect our return on equity to be lower than our peers unless and until we are able to leverage our capital including the additional capital from the stock offering. Our return on equity also will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt. Unless and until we can increase our earnings and leverage our capital, including the capital to be raised in the conversion and stock offering, we expect that our return on equity will be low, which may reduce the trading price of our shares of common stock.

The future price of our shares of common stock may be less than the $10.00 purchase price per share in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them later at or above the $10.00 purchase price. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the stock offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions of First Seacoast Bancorp, Inc. and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $13.2 million and $18.1 million of the net proceeds of the stock offering in First Seacoast Bank. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including repurchasing shares of our common stock and paying dividends. We also expect to use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the stock offering. First Seacoast Bank may use the net proceeds it receives to fund new loans, reduce wholesale borrowings, expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, except for funding the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have broad discretion in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. We have not established a timetable for investing the net proceeds, and we cannot predict how long we will require to invest the net proceeds. Our failure to reinvest these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion and stock offering, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the new stock-based benefit plans. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards granted under the plans, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. If we adopt stock-based benefit plans within 12 months following the conversion and stock offering, the shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 4% and 10%, respectively, of the total shares of our common stock sold in the stock offering. If we adopt stock-based benefit plans more than 12 months after the completion of the conversion and stock offering, we may award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the stock offering for our employee stock ownership plan and for our new stock-based benefit plans, assuming such plans had been implemented at the beginning of the year, is estimated to be approximately $728,000 ($628,000 after tax) at the maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the conversion and stock offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of our stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience a 5.24% dilution in ownership interest if newly issued shares of our common stock are used to fund stock options in an amount equal to 10% of the shares sold in the stock offering, and all such stock options are exercised, and a 2.16% dilution in ownership interest if newly issued shares of our common stock are used to fund shares of restricted common stock in an amount equal to 4% of the shares sold in the stock offering. Such dilution would also reduce earnings per share. If we adopt the plans more than 12 months following the conversion and stock offering, new stock-based benefit plans would not be subject to these limitations and stockholders could experience greater dilution.

Although the implementation of new stock-based benefit plans would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the conversion and stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion and stock offering, then grants of shares of common stock or stock options under our proposed stock-based benefit plans may exceed 4% and 10%, respectively, of shares of common stock sold in the stock offering. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans will increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of First Seacoast Bancorp, Inc. without our board of directors’ approval. Under regulations applicable to the conversion and stock offering, for a period of three years following completion of the conversion and stock offering, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive the Federal Reserve Board’s non-objection before acquiring control of a savings and loan holding company, such as First Seacoast Bancorp, Inc. There also are provisions in our articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. First Seacoast Bank’s charter contains a similar restriction on acquisitions of 10% or more of its common stock, directly or indirectly, for five years after July 16, 2019, which is the date First Seacoast Bank converted to the stock form of organization in connection with its reorganization into the mutual holding company structure. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of First Seacoast Bancorp, Inc. without the consent of our board of directors. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could result in our being less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of First Seacoast Bancorp, Inc.” and “Management—Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

The articles of incorporation of First Seacoast Bancorp, Inc. provide that, unless First Seacoast Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of First Seacoast Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of First Seacoast Bancorp, Inc. to First Seacoast Bancorp, Inc. or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision, which does not apply to claims arising under the federal securities laws, may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with First Seacoast Bancorp, Inc. and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

There may be a limited trading market in our shares of common stock, which would hinder your ability to sell our common stock and may lower the market price of our common stock.

We expect that our common stock will be listed on the Nasdaq Capital Market under the symbol “FSEA” upon the completion of the conversion and stock offering. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. Purchasers of common stock in this offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the completion of the conversion and stock offering and may have an adverse impact on the price at which the common stock can be sold.

You may not revoke your decision to purchase First Seacoast Bancorp, Inc. common stock in the subscription offering or any community offering after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription offering and in any community offering will be held by us until the completion or termination of the conversion and stock offering, including any extension of the expiration date and consummation of any syndicated community offering. Because completion of the conversion and stock offering will be subject to regulatory approvals and an update of the independent appraisal prepared by Feldman Financial Advisors, Inc., among other factors, there may be one or more delays in completing the conversion and stock offering. Orders submitted in the subscription offering and in any community offering are irrevocable, and purchasers will have no access to their funds unless the stock offering is terminated, or extended beyond January 30, 2023, or the number of shares to be sold in the stock offering is increased to more than 3,795,000 shares or decreased to less than 2,805,000 shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary information presented below at each date or for each of the periods presented is derived in part from the consolidated financial statements of First Seacoast Bancorp. The financial condition data at December 31, 2021 and 2020 and the operating data for the years ended December 31, 2021 and 2020 were derived from the audited consolidated financial statements of First Seacoast Bancorp included elsewhere in this prospectus. The information at June 30, 2022 and for the six months ended June 30, 2022 and 2021 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Such adjustments are the only adjustments included in the interim data. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results of operations for the entire year or for any other interim period. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and related notes of First Seacoast Bancorp beginning on page F-1 of this prospectus.

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2022	2021	2021	2020

	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$510,246	$478,234	$487,074	$443,062
Total loans	385,601	376,459	376,641	368,142
Total deposits	387,868	370,371	393,243	327,381
Total borrowings	64,250	43,271	29,462	52,322
Total stockholders’ equity	51,872	59,950	60,468	58,861
Book value per share	8.55	9.97	9.88	9.72
Selected Operating Data:
Interest and dividend income	$7,922	$7,813	$15,495	$15,850
Interest expense	391	512	1,235	3,174

Net interest and dividend income	7,531	7,301	14,260	12,676
Provision for loan losses	60	85	205	480

Net interest and dividend income after provision for loan losses	7,471	7,216	14,055	12,196
Non-interest income	840	1,379	2,249	2,046
Non-interest expense	7,615	6,425	13,082	13,187

Income before income tax expense (benefit)	696	2,170	3,222	1,055
Income tax expense (benefit)	124	429	601	(24)

Net income	$572	$1,741	$2,621	$1,079

Share Data:
Average shares outstanding, basic	5,771,234	5,827,589	5,817,509	5,865,098
Average shares outstanding, diluted	5,790,723	5,827,589	5,817,509	5,865,098
Total shares outstanding	6,064,891	6,016,022	6,123,337	6,058,024
Basic earnings per share	$0.10	$0.30	$0.45	$0.18
Diluted earnings per share	$0.10	$0.30	$0.45	$0.18

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2022	2021	2021	2020
Performance Ratios (1):
Return on average assets (2)	0.23%	0.75%	0.55%	0.24%
Return on average stockholders’ equity (3)	2.02%	5.86%	4.38%	1.85%
Interest rate spread (4)	3.03%	3.13%	2.94%	2.65%
Net interest margin (5)	3.10%	3.22%	3.04%	2.88%
Non-interest expenses as a percent of average assets	3.05%	2.76%	2.73%	2.91%
Efficiency ratio (6)	90.97%	74.02%	79.24%	89.57%
Average interest-earning assets as a percent of average interest-bearing liabilities	141.11%	135.52%	139.51%	131.48%
Average stockholders’ equity as a percent of average assets (7)	11.36%	12.74%	12.48%	12.91%
Capital Ratios (First Seacoast Bank Only):
Total capital (to risk-weighted assets)	16.70%	18.15%	17.87%	17.92%
Tier 1 capital (to risk-weighted assets)	15.56%	16.94%	16.63%	16.72%
Common equity Tier 1 capital (to risk-weighted assets)	15.56%	16.94%	16.63%	16.72%
Tier 1 capital (to average assets)	10.01%	10.46%	9.92%	10.59%
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.95%	0.92%	0.95%	0.91%
Allowance for loan losses as a percent of non-performing loans	605.32%	NA	428.91%	378.05%
Net recoveries (charge-offs) as a percent of average outstanding loans during the period	—	0.02%	0.01%	—
Non-performing loans as a percent of total loans	0.16%	NA	0.22%	0.24%
Non-performing loans as a percent of total assets	0.12%	NA	0.17%	0.20%
Non-performing assets as a percent of total assets	0.12%	NA	0.17%	0.20%
Other Data:
Number of offices	5	5	5	5
Number of full-time equivalent employees	83	77	81	78

(1)	Performance ratios for the six months ended June 30, 2022 and 2021 are annualized.
(2)	Represents net income divided by average total assets.
(3)	Represents net income divided by average stockholders’ equity.
(4)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	Represents net interest income divided by average interest-earning assets.
(6)	Represents non-interest expense divided by the sum of net interest and dividend income and non-interest income.
(7)	Represents average stockholders’ equity divided by average total assets.

RECENT DEVELOPMENTS

The following tables set forth selected consolidated financial and other data of First Seacoast Bancorp at the dates and for the periods indicated. The financial information at September 30, 2022 and for the three months and nine months ended September 30, 2022 and 2021 is not audited but, in the opinion of management, includes all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the three months and nine months ended September 30, 2022 are not necessarily indicative of the results of operations that may be expected for the entire year or any other period. The financial information at December 31, 2021 is derived from, and should be read together with, the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At September 30, 2022	At December 31, 2021

	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$523,801	$487,074
Securities available-for-sale, at fair value	100,800	91,365
Loans, net	392,185	373,051
Total deposits	386,749	393,243
Total borrowings	82,892	29,462
Total stockholders’ equity	47,730	60,468
Book value per share	7.87	9.88

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

	(In thousands)
Selected Operating Data:
Interest and dividend income	$4,217	$3,860	$12,139	$11,673
Interest expense	427	235	818	747

Net interest and dividend income	3,790	3,625	11,321	10,926
Provision (credit) for loan losses	(60)	60	—	145

Net interest and dividend income after provision (credit) for loan losses	3,850	3,565	11,321	10,781
Non-interest income	365	431	1,205	1,810
Non-interest expense	3,708	3,396	11,323	9,821

Income before income tax expense	507	600	1,203	2,770
Income tax expense	39	137	163	566

Net income	$468	$463	$1,040	$2,204

Share data:
Average shares outstanding, basic	5,752,863	5,807,665	5,765,043	5,820,875
Average shares outstanding, diluted	5,782,289	5,807,665	5,785,862	5,820,875
Total shares outstanding	6,064,891	6,012,559	6,064,891	6,012,559
Basic earnings per share	$0.08	$0.08	$0.18	$0.38
Diluted earnings per share	$0.08	$0.08	$0.18	$0.38

	At or For the Three Months Ended September 30,		At or For the Nine Months Ended September 30,
	2022	2021	2022	2021
Performance Ratios (1):
Return on average assets (2)	0.36%	0.38%	0.27%	0.62%
Return on average stockholders’ equity (3)	3.56%	3.06%	2.50%	4.92%
Interest rate spread (4)	2.89%	2.95%	2.98%	3.07%
Net interest margin (5)	3.01%	3.03%	3.07%	3.15%
Non-interest expenses as a percent of average assets	2.85%	2.77%	2.98%	2.76%
Efficiency ratio (6)	89.24%	83.73%	90.40%	77.11%
Average interest-earning assets as a percent of average interest-bearing liabilities	135.04%	141.90%	138.95%	137.68%
Average stockholders’ equity as a percent of average assets (7)	10.11%	12.33%	10.93%	12.60%
Capital Ratios (First Seacoast Bank only):
Total capital (to risk-weighted assets)	16.37%	17.99%	16.37%	17.99%
Tier 1 capital (to risk-weighted assets)	15.28%	16.77%	15.28%	16.77%
Common equity Tier 1 capital (to risk-weighted assets)	15.28%	16.77%	15.28%	16.77%
Tier 1 capital (to average assets)	9.81%	10.07%	9.81%	10.07%
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.91%	0.95%	0.91%	0.95%
Allowance for loan losses as a percent of non-performing loans	717.00%	NA	717.00%	NA
Net recoveries (charge-offs) as a percentage of average outstanding loans during the period	NA	NA	NA	0.01%
Non-performing loans as a percent of total loans	NA	NA	NA	NA
Non-performing loans as a percent of total assets	NA	NA	NA	NA
Non-performing assets as a percent of total assets	NA	NA	NA	NA
Other Data:
Number of offices	5	5	5	5
Number of full-time equivalent employees	81	79	81	79

(1)	Performance ratios are annualized.
(2)	Represents net income divided by average total assets.
(3)	Represents net income divided by average stockholders’ equity.
(4)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5)	Represents net interest income divided by average interest-earning assets.
(6)	Represents non-interest expense divided by the sum of net interest and dividend income and non-interest income.
(7)	Represents average stockholders’ equity divided by average total assets.

Comparison of Financial Condition at September 30, 2022 (unaudited) and December 31, 2021

Total Assets. Total assets were $523.8 million as of September 30, 2022, an increase of $36.7 million, or 7.5%, compared to total assets of $487.1 million at December 31, 2021. The increase was due primarily to a $19.1 million increase in net loans, a $9.4 million increase in securities available-for-sale and a $6.7 million increase in other assets which resulted from an increase in a deferred tax benefit related to the increase in our net unrealized losses within the available-for-sale securities portfolio.

Cash and Due From Banks. Cash and due from banks increased $211,000, or 3.2%, to $6.8 million at September 30, 2022 from $6.6 million at December 31, 2021. This increase primarily resulted from a $53.4 million increase in borrowings offset by a $6.5 million decrease in total deposits, a $19.1 million increase in net loans and a $9.4 million increase in securities available-for-sale ($28.8 million net of increase in net unrealized losses) during the nine months ended September 30, 2022.

Available-for-Sale Securities. Available-for-sale securities increased by $9.4 million, or 10.3%, to $100.8 million at September 30, 2022 from $91.4 million at December 31, 2021. This increase was primarily due to net investments purchases of $33.6 million offset by $4.1 million of proceeds from sales, maturities and principal received and a $19.4 million increase in net unrealized losses within the portfolio during the nine months ended September 30, 2022.

Net Loans. Net loans increased $19.1 million, or 5.1%, to $392.2 million at September 30, 2022 from $373.1 million at December 31, 2021. During the nine months ended September 30, 2022, we originated $72.3 million of loans. We also purchased $1.3 million of one- to four-family residential mortgage loans and $1.7 million of consumer loans secured by manufactured housing properties. As of September 30, 2022 and December 31, 2021, the portfolio of purchased loans had outstanding principal balances of $31.2 million and $29.7 million, respectively, and were performing in accordance with their original repayment terms. Net deferred loan costs increased $601,000, or 36.4%, to $2.3 million at September 30, 2022 from $1.7 million at December 31, 2021 due primarily to the increase in deferred costs on consumer loans and the net decrease in unearned fees received from the SBA for processing PPP loans. SBA fee and interest income recognized during the three and nine months ended September 30, 2022 was $7,000 and $233,000, respectively, as compared to $263,000 and $972,000 during the three and nine months ended September 30, 2021, respectively. SBA fee and interest income is included in interest and fees on loans.

One- to four-family residential mortgage loans increased $11.9 million, or 5.1%, to $246.1 million at September 30, 2022 from $234.2 million at December 31, 2021. Commercial real estate mortgage loans increased $5.9 million, or 8.2%, to $78.0 million at September 30, 2022 from $72.1 million at December 31, 2021. Multi-family loans decreased $434,000, or 4.8%, to $8.6 million at September 30, 2022 from $9.0 million at December 31, 2021. Commercial and industrial loans decreased $1.8 million (net of $5.5 million of PPP loan forgiveness), or 6.6%, to $25.1 million at September 30, 2022 from $26.9 million at December 31, 2021. Acquisition, development, and land loans decreased $1.4 million, or 6.4%, to $20.0 million at September 30, 2022 from $21.4 million at December 31, 2021. Home equity loans and lines of credit increased $2.4 million, or 35.0%, to $9.4 million at September 30, 2022 from $6.9 million at December 31, 2021. Consumer loans increased $1.9 million, or 41.5%, to $6.5 million at September 30, 2022 from $4.6 million at December 31, 2021.

Our strategy to grow the balance sheet continues to be through originations and, to a lesser extent, purchases of one- to four-family residential mortgage loans and consumer loans secured by manufactured housing properties, while also diversifying into higher yielding commercial real estate mortgage loans and commercial and industrial loans to improve net margins and manage interest rate risk. We also continue to sell selected, conforming 15-year and 30-year residential fixed rate mortgage loans to the secondary market on a servicing retained basis, providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

Our allowance for loan losses was $3.6 million at September 30, 2022 and December 31, 2021. We measure and record the allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. We consider the impact of current environmental factors at the measurement date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. We made relevant adjustments to the qualitative factors in the measurement of its allowance for loan losses at September 30, 2022 and December 31, 2021 that balanced the need to consider the recognition of a provision during the period while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses.

We have limited or no direct exposure to industries that have been significantly impacted by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, hotels/motels, casinos and shopping malls. Our exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of our gross loan portfolio at September 30, 2022 and December 31, 2021.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

Deposits decreased $6.5 million, or 1.7%, to $386.7 million at September 30, 2022 from $393.2 million at December 31, 2021 primarily as a result of a $4.5 million decrease in commercial deposits and a $2.0 million decrease in retail deposits. Core deposits (defined as deposits other than time deposits) decreased $600,000, or 0.2%, to $334.3 million at September 30, 2022 from $334.9 million at December 31, 2021. As of September 30, 2022, savings deposits increased $4.1 million, money market deposits decreased $7.3 million, NOW and demand deposit accounts increased $2.6 million and time deposits decreased $5.9 million. There were $18.1 of brokered deposits included in time deposits at September 30, 2022 and December 31, 2021.

Borrowings. Total borrowings increased $53.4 million, or 181.4%, to $82.9 million at September 30, 2022 from $29.5 million at December 31, 2021 in support of our investment and loan growth initiatives.

Total Stockholders’ Equity. Total stockholders’ equity decreased $12.8 million, or 21.1%, to $47.7 million at September 30, 2022 from $60.5 million at December 31, 2021. This decrease was due primarily to an other comprehensive loss of $13.5 million related to net changes in unrealized holding losses in the available-for-sale securities portfolio and changes in the fair value of interest rate swap derivatives, as a result of an increase in market interest rates during the nine months ended September 30, 2022, and treasury stock purchases of $623,000, partially offset by the recognition of $385,000 of previously unearned compensation and net income of $1.0 million for the nine months ended September 30, 2022.

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates.

Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for at least six consecutive months and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Non-performing loans were $5,000 and $837,000 at September 30, 2022 and December 31, 2021, respectively. At December 31, 2021, non-performing loans consisted primarily of a residential mortgage loan and a home equity line of credit to deceased borrowers and a $195,000 non-performing residential mortgage loan that was repurchased from an investor and restructured in 2021. The property securing both credit facilities was sold in July 2022 and all outstanding loan balances were paid. The non-performing residential mortgage loan that was repurchased from an investor and restructured in 2021 was returned to performing status during June 2022. The outstanding balance of this now accruing troubled debt restructuring was approximately $190,000 and $195,000 at September 30, 2022 and December 31, 2021, respectively. At September 30, 2022 and December 31, 2021, we had no foreclosed assets.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans are included in the computation of average balances only. All yields set forth below include the effect of net deferred fee income, discounts and premiums that are amortized or accreted to interest income or interest expense. Average balances exclude loans held for sale, if applicable. The following table includes no out-of-period items or adjustments.

	For the Three Months Ended September 30,
	2022			2021
(Dollars in thousands)	Average Outstanding Balance	Interest	Average Yield/Rate(1)	Average Outstanding Balance	Interest	Average Yield/Rate(1)
Interest-earning assets:
Loans (2)	$387,604	$3,543	3.66%	$373,438	$3,503	3.75%
Taxable debt securities	55,966	271	1.94%	33,698	114	1.35%
Non-taxable debt securities	50,726	342	2.70%	38,316	216	2.25%
Interest-bearing deposits with other banks	6,802	24	1.41%	31,184	19	0.24%
Federal Home Loan Bank stock	2,982	37	4.96%	2,022	8	1.58%

Total interest-earning assets	504,080	4,217	3.35%	478,658	3,860	3.23%
Non-interest-earning assets	16,539			11,734

Total assets	$520,619			$490,392

Interest-bearing liabilities:
NOW and demand deposits	$116,690	$43	0.15%	$107,973	$33	0.12%
Money market deposits	65,596	31	0.19%	73,939	28	0.15%
Savings deposits	63,526	8	0.05%	56,196	9	0.06%
Time deposits	53,760	69	0.51%	57,542	66	0.46%

Total interest-bearing deposits	299,572	151	0.20%	295,650	136	0.18%
Borrowings	72,079	276	1.53%	40,047	99	0.99%
Other	1,642	—	—	1,626	—	—

Total interest-bearing liabilities	373,293	427	0.46%	337,323	235	0.28%

Non-interest-bearing deposits	90,645			88,618
Other noninterest-bearing liabilities	4,029			3,965

Total liabilities	467,967			429,906
Total stockholders’ equity	52,652			60,486

Total liabilities and stockholders’ equity	$520,619			$490,392

Net interest income		$3,790			$3,625

Net interest rate spread (3)			2.89%			2.95%
Net interest-earning assets (4)	$130,787			$141,335

Net interest margin (5)			3.01%			3.03%
Average interest-earning assets as a percent of interest-bearing liabilities	135.04%			141.90%

(1)	Annualized.
(2)	Net deferred fee (expense) income included in loan interest totaled $(118,000) and $64,000 for the three months ended September 30, 2022 and 2021.
(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

Comparison of Operating Results for the Three Months Ended September 30, 2022 and 2021

Net Income. Net income was $468,000 for the three months ended September 30, 2022, compared to net income of $463,000 for the three months ended September 30, 2021, an increase of $5,000, or 1.1%. The increase was due primarily to an increase in net interest and dividend income after provision for loan losses of $285,000 and a decrease in income tax expense of $98,000, offset by an increase in non-interest expenses of $312,000 and a decrease in non-interest income of $66,000 during the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Interest and Dividend Income. Total interest and dividend income increased $357,000, or 9.2%, to $4.2 million for the three months ended September 30, 2022 compared to $3.9 million for the three months ended September 30, 2021. This increase was due to a $317,000 increase in interest and dividend income on investments and a $40,000 increase in interest and fees on loans. Interest and fees on loans for the three months ended September 30, 2022 and 2021 included $7,000 and $263,000 of interest and fees earned on PPP loans, respectively.

Average interest-earning assets increased $25.4 million, to $504.1 million for the three months ended September 30, 2022 from $478.7 million for the three months ended September 30, 2021. The weighted average annualized yield on interest earning-assets increased to 3.35% for the three months ended September 30, 2022 from 3.23% for the three months ended September 30, 2021. The weighted average annualized yield for the loan portfolio decreased to 3.66% for the three months ended September 30, 2022 from 3.75% for the three months ended September 30, 2021. The weighted average annualized yield for all other interest-earning assets increased to 2.31% for the three months ended September 30, 2022 from 1.36% for the three months ended September 30, 2021 due primarily to the investment in higher-yielding taxable and non-taxable debt securities.

Interest Expense. Total interest expense increased $192,000, or 81.7%, to $427,000 for the three months ended September 30, 2022 from $235,000 for the three months ended September 30, 2021. Interest expense on deposits increased $15,000, or 11.0%, to $151,000 for the three months ended September 30, 2022 from $136,000 for the three months ended September 30, 2021. The average balance of interest-bearing deposits increased $3.9 million, or 1.3%, to $299.6 million for the three months ended September 30, 2022 from $295.7 million for the three months ended September 30, 2021 primarily as a result of an increase in the average balance of savings and NOW and demand deposits offset by a decrease in the average balances of money market and time deposits. The weighted average annualized rate of interest-bearing deposits increased to 0.20% for the three months ended September 30, 2022 from 0.18% for the three months ended September 30, 2021 primarily as a result of an increase in market interest rates.

Interest expense on borrowings increased $177,000, or 178.8%, to $276,000 for the three months ended September 30, 2022 from $99,000 for the three months ended September 30, 2021 primarily due to an increase in the average balance of borrowings and market interest rates partially offset by the retirement of $20.0 million of long-term borrowings from the FHLB in advance of their scheduled maturities in late 2021. The interest rates on the retired borrowings were above then current market rates and were scheduled to mature in 2024 and 2025. We were able to retire these borrowings without incurring prepayment penalties. The average balance of borrowings increased $32.0 million, or 80.0%, to $72.1 million for the three months ended September 30, 2022 from $40.0 million for the three months ended September 30, 2021. The weighted average annualized rate of borrowings increased to 1.53% for the three months ended September 30, 2022 from 0.99% for the three months ended September 30, 2021 due primarily to an increase in market interest rates.

Net Interest and Dividend Income. Net interest and dividend income increased $165,000, or 4.6%, to $3.8 million for the three months ended September 30, 2022 from $3.6 million for the three months ended September 30, 2021. This increase was due to a $25.4 million, or 5.3%, increase in the average balance of interest-earning assets, consisting primarily of increases in the average balances of loans and debt securities, offset by an increase of $36.0 million, or 10.7%, in the average balance of interest-bearing liabilities, consisting primarily of an increase in the average balance of borrowings, during the three months ended September 30, 2022. Annualized net interest margin decreased to 3.01% for the three months ended September 30, 2022 from 3.03% for the three months ended September 30, 2021 due primarily to a decrease in the average yield on loans and an increase in the average rate of borrowings offset by an increase in the average yield on debt securities.

Provision for Loan Losses. Based on management’s analysis of the allowance for loan losses, a $60,000 benefit for loan losses was recorded for the three months ended September 30, 2022, compared to a $60,000 provision for loan losses for the three months ended September 30, 2021 primarily as a result of the decrease in non-performing loans and classified assets at September 30, 2022 versus September 30, 2021.

Non-Interest Income. Non-interest income decreased $66,000, or 15.3%, to $365,000 for the three months ended September 30, 2022 compared to $431,000 for the three months ended September 30, 2021. The decrease in non-interest income during the three months ended September 30, 2022 was due primarily to a $25,000 decrease in gain on sale of loans, a $25,000 decrease in customer service fees and an $11,000 decrease in loan servicing income reflecting an increase in the fair value of our mortgage servicing intangible asset during the three months ended September 30, 2022, offset by a $14,000 increase in investment services fees.

Non-Interest Expense. Non-interest expense increased $312,000, or 9.2%, to $3.7 million for the three months ended September 30, 2022 from $3.4 million for the three months ended September 30, 2021. The increase was primarily due to a $155,000, or 7.5%, increase in salaries and employee benefits, a $52,000, or 61.2%, increase in marketing, a $43,000, or 31.6%, increase in occupancy expense and a $49,000, or 129.0%, increase in employee travel and education expenses. The increase in salaries and employee benefits during the three months ended September 30, 2022, was due to filling certain open positions and associated recruitment fees, normal salary increases and the recognition of previously unearned compensation associated with the restricted stock awards granted in 2021.

Income Taxes. Income tax expense decreased $98,000, or 71.5%, to $39,000 for the three months ended September 30, 2022 from $137,000 for the three months ended September 30, 2021. The effective tax rate was 7.7% and 22.8% for the three months ended September 30, 2022 and 2021, respectively. The decrease in income tax expense was due primarily to the decrease in income before income tax expense. Income before income tax expense decreased $93,000, or 15.5%, to $507,000 for the three months ended September 30, 2022 from $600,000 for the three months ended September 30, 2021. The decrease in the effective tax rate for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021 was due primarily to the amount of non-taxable income as a percentage of income before income tax expense for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans are included in the computation of average balances only. All yields set forth below include the effect of net deferred fee income, discounts and premiums that are amortized or accreted to interest income or interest expense. Average balances exclude loans held for sale, if applicable. The following table includes no out-of-period items or adjustments.

	For the Nine Months Ended September 30,
	2022			2021
	Average Outstanding Balance	Interest	Average Yield/Rate(1)	Average Outstanding Balance	Interest	Average Yield/Rate (1)
(Dollars in thousands)
Interest-earning assets:
Loans (2)	$381,466	$10,427	3.64%	$372,257	$10,728	3.84%
Taxable debt securities	52,915	706	1.78%	25,066	220	1.17%
Non-taxable debt securities	48,298	900	2.48%	37,589	659	2.34%
Interest-bearing deposits with other banks	6,535	46	0.93%	25,560	56	0.29%
Federal Home Loan Bank stock	2,483	60	3.22%	1,955	10	0.68%

Total interest-earning assets	491,697	12,139	3.29%	462,427	11,673	3.37%
Non-interest-earning assets	14,946			11,855

Total assets	$506,643			$474,282

Interest-bearing liabilities:
NOW and demand deposits	$111,978	$75	0.09%	$105,714	$101	0.13%
Money market deposits	67,407	86	0.17%	73,241	83	0.15%
Savings deposits	61,510	21	0.05%	53,449	25	0.06%
Time deposits	55,813	218	0.52%	58,744	255	0.58%

Total interest-bearing deposits	296,708	400	0.18%	291,148	464	0.21%
Borrowings	55,404	418	1.01%	42,508	283	0.89%
Other	1,747	—	—	2,226	—	—

Total interest-bearing liabilities	353,859	818	0.31%	335,882	747	0.30%

Non-interest-bearing deposits	93,617			74,837
Other noninterest-bearing liabilities	3,807			3,800

Total liabilities	451,283			414,519
Total stockholders’ equity	55,360			59,763

Total liabilities and stockholders’ equity	$506,643			$474,282

Net interest income		$11,321			$10,926

Net interest rate spread (3)			2.98%			3.07%
Net interest-earning assets (4)	$137,838			$126,545

Net interest margin (5)			3.07%			3.15%
Average interest-earning assets as a percent of interest-bearing liabilities	138.95%			137.68%

(1)	Annualized.
(2)	Net deferred fee (expense) income included in loan interest totaled $(71,000) and $466,000 for the nine months ended September 30, 2022 and 2021.
(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

Comparison of Operating Results for the Nine Months Ended September 30, 2022 and 2021

Net Income. Net income was $1.0 million for the nine months ended September 30, 2022, compared to $2.2 million for the nine months ended September 30, 2021, a decrease of $1.2 million, or 52.8%. The decrease was due primarily to an increase in non-interest expenses of $1.5 million and a decrease in non-interest income of $605,000, offset by an increase in net interest and dividend income after provision for loan losses of $540,000 and a decrease in income tax expense of $403,000 during the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Interest and Dividend Income. Interest and dividend income increased $466,000, or 4.0%, to $12.1 million for the nine months ended September 30, 2022 from $11.7 million for the nine months ended September 30, 2021. The increase was due primarily to a $767,000, or 81.2%, increase in interest and dividend income on investments offset by a $301,000, or 2.8%, decrease in interest and fees on loans. Interest and fees on loans for the nine months ended September 30, 2022 and 2021 included $233,000 and $972,000 of interest and fees earned on PPP loans, respectively.

Average interest-earning assets increased $29.3 million, to $491.7 million for the nine months ended September 30, 2022 from $462.4 million for the nine months ended September 30, 2021. The annualized yield on interest earning-assets decreased 8 basis points to 3.29% for the nine months ended September 30, 2022 from 3.37% for the nine months ended September 30, 2021. The weighted average annualized yield for the loan portfolio decreased to 3.64% for the nine months ended September 30, 2022 from 3.84% for the nine months ended September 30, 2021. The weighted average annualized yield for all other interest-earning assets increased to 2.07% for the nine months ended September 30, 2022 from 1.39% for the nine months ended September 30, 2021 due primarily to the investment in higher-yielding taxable and non-taxable debt securities.

Interest Expense. Total interest expense increased $71,000, or 9.5%, to $818,000 for the nine months ended September 30, 2022 from $747,000 for the nine months ended September 30, 2021. Interest expense on deposits decreased $64,000 for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The average balance of interest-bearing deposits increased $5.6 million, or 1.9%, to $296.7 million for the nine months ended September 30, 2022 from $291.1 million for the nine months ended September 30, 2021 primarily as a result of an increase in the average balance of NOW and demand and savings deposits offset by a decrease in the average balances of money market and time deposits. The weighted average annualized rate of interest-bearing deposits decreased to 0.18% for the nine months ended September 30, 2022 from 0.21% for the nine months ended September 30, 2021 primarily as a result of a decrease in market interest rates.

Interest expense on borrowings increased $135,000, or 47.7%, to $418,000 for the nine months ended September 30, 2022 from $283,000 for the nine months ended September 30, 2021 primarily due to an increase in the average balance of borrowings and market interest rates partially offset by the retirement of $20.0 million of long-term borrowings from the FHLB in advance of their scheduled maturities in late 2021. The average balance of borrowings increased $12.9 million, or 30.3%, to $55.4 million for the nine months ended September 30, 2022 from $42.5 million for the nine months ended September 30, 2021. The weighted average annualized rate of borrowings increased to 1.01% for the nine months ended September 30, 2022 from 0.89% for the nine months ended September 30, 2021 due primarily as a result of an increase in market interest rates.

Net Interest and Dividend Income. Net interest and dividend income increased $395,000, or 3.6%, to $11.3 million for the nine months ended September 30, 2022 from $10.9 million for the nine months ended September 30, 2021. This increase was primarily due to a $29.3 million, or 6.3%, increase in the average balance of interest-earning assets, consisting primarily of increases in the average balances of loans and debt securities, offset by an increase of $18.0 million, or 5.4%, in the average balance of interest-bearing liabilities, consisting primarily of an increase in the average balance of borrowings, during the nine months ended September 30, 2022. Annualized net interest margin decreased to 3.07% for the nine months ended September 30, 2022 from 3.15% for the nine months ended September 30, 2021 due primarily to a decrease in the average yield on loans offset by an increase in the average yield on debt securities.

Provision for Loan Losses. Based on management’s analysis of the allowance for loan losses, no provision for loan losses was recorded for the nine months ended September 30, 2022, compared to $145,000 for the nine months ended September 30, 2021 primarily as a result of the decrease in non-performing loans and classified assets at September 30, 2022 versus September 30, 2021.

Non-Interest Income. Non-interest income decreased $605,000, or 33.4%, to $1.2 million for the nine months ended September 30, 2022 compared to $1.8 million for the nine months ended September 30, 2021. The decrease in non-interest income during the nine months ended September 30, 2022 was due primarily to a $483,000 decrease in securities gains, net, a $111,000 decrease in gain on sale of loans and a $52,000 decrease in customer service fees offset by a $72,000 increase in investment services fees.

Non-Interest Expense. Non-interest expense increased $1.5 million, or 15.3%, to $11.3 million for the nine months ended September 30, 2022 compared to $9.8 million for the nine months ended September 30, 2021. The increase in non-interest expense was due primarily to a $1.1 million, or 18.6%, increase in salaries and employee benefits expense. The increase in salaries and benefits during the nine months ended September 30, 2022 was due to filling certain open positions and associated recruitment fees, normal salary increases and the recognition of previously unearned compensation associated with the restricted stock awards granted in 2021.

Income Taxes. Income tax expense decreased $403,000, or 71.2%, to $163,000 for the nine months ended September 30, 2022 from $566,000 for the nine months ended September 30, 2021. The effective tax rate was 13.5% and 20.4% for the nine months ended September 30, 2022 and 2021, respectively. The decrease in income tax expense was due primarily to the decrease in income before income tax expense. Income before income tax expense decreased $1.6 million, or 56.6%, to $1.2 million for the nine months ended September 30, 2022 from $2.8 million for the nine months ended September 30, 2021. The decrease in the effective tax rate for the nine months ended September 30, 2022 as compared to the prior period was due primarily to the amount of non-taxable income as a percentage of income before income tax expense for the nine months ended September 30, 2022 as compared to the prior period offset by an increase in the valuation allowance related to a charitable contribution carryforward during the nine months ended September 30, 2022 as it was determined that it is more likely than not that the benefit from the charitable contribution carryforward will not be realized prior to expiration due to a decrease in our forecasted taxable income during the remaining carryforward period.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” “will,” “would,” “should,” “could” or “may,” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

general economic conditions, either nationally or in our market areas, that are worse than expected including as a result of employment levels and labor shortages, and the effects of inflation, a potential recession or slowed economic growth caused by supply chain disruptions or otherwise;

•	the extent, severity or duration of the COVID-19 pandemic on us and on our customers, employees and third-party service providers;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and change our business strategies;

•	competition among depository and other financial institutions;

•

inflation and changes in the interest rate environment that reduce our margins and yields, the fair value of financial instruments or our level of loan originations or prepayments on loans we have made and make;

•	adverse changes in the securities or secondary mortgage markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements and insurance premiums;

•	changes in the quality or composition of our loan or investment portfolios;

•	technological changes that may be more difficult or expensive than expected;

•	the inability of third-party providers to perform as expected;

•	our ability to manage market risk, credit risk and operational risk in the current economic environment;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	our compensation expense associated with equity allocated or awarded to our employees; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. See “Risk Factors” beginning on page 18. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

HOW WE INTEND TO USE THE PROCEEDS FROM THE STOCK OFFERING

Although we cannot determine what the actual net proceeds will be from the sale of the shares of common stock by First Seacoast Bancorp, Inc. in the stock offering until the stock offering is completed, we anticipate that the net proceeds will be between $26.5 million and $36.3 million.

We intend to use the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of:
	2,805,000 Shares		3,300,000 Shares		3,795,000 Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds

	(Dollars in thousands)
Gross offering proceeds	$28,050		$33,000		$37,950
Less: offering expenses	(1,597)		(1,627)		(1,677)

Net offering proceeds	$26,453	100.0%	$31,373	100.0%	$36,273	100.0%

Distribution of net proceeds:
To First Seacoast Bank	$13,227	50.0%	$15,687	50.0%	$18,137	50.0%
To fund loan to employee stock ownership plan	$2,244	8.5%	$2,640	8.4%	$3,036	8.4%
Retained by First Seacoast Bancorp, Inc.	$10,982	41.5%	$13,046	41.6%	$15,100	41.6%

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce First Seacoast Bank’s deposits. The net proceeds may vary because total expenses relating to the stock offering may be more or less than our estimates. For example, our expenses would increase if all shares were not sold in the subscription offering and a portion of the shares were sold in a community offering or a syndicated community offering.

First Seacoast Bancorp, Inc. may use the proceeds it retains from the stock offering:

•	to invest in securities;

•	to repurchase shares of its common stock;

•	to pay cash dividends to stockholders;

•

to finance the potential acquisition of financial institutions or financial services companies, although we do not currently have any agreements or understandings regarding any specific acquisition transaction; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion and stock offering. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion and stock offering, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

First Seacoast Bank may use the net proceeds it receives from the stock offering:

•	to fund new loans;

•	to invest in securities;

•	to reduce wholesale borrowings;

•	to enhance existing products and services, hire additional employees and support growth and the development of new products and services;

•

to expand its banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity to be low until we are able to reinvest effectively the additional capital raised in the stock offering. Until we can increase our net interest income and noninterest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors – Risks Related to the Stock Offering – Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.”

OUR DIVIDEND POLICY

Following completion of the conversion and stock offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. However, no decision has been made with respect to the amount, if any, and timing of any dividend payments. We cannot assure you that we will pay dividends in the future, or that any such dividends will not be reduced or eliminated in the future.

First Seacoast Bancorp, Inc. will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by First Seacoast Bancorp, Inc. in connection with the conversion and stock offering. The source of dividends will depend on the net proceeds retained by First Seacoast Bancorp, Inc. and earnings thereon, and dividends from First Seacoast Bank. In addition, First Seacoast Bancorp, Inc. will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Maryland law generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

After the completion of the conversion and stock offering, First Seacoast Bank will not be permitted to pay dividends on its capital stock owned by First Seacoast Bancorp, Inc., its sole stockholder, if First Seacoast Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion and stock offering. In addition, First Seacoast Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized under applicable regulation. First Seacoast Bank must file an application with the Federal Reserve Board for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of its net income for that year to date plus its retained net income for the preceding two years, or it would not be at least adequately capitalized following the distribution.

Any payment of dividends by First Seacoast Bank to First Seacoast Bancorp, Inc. that would be deemed to be drawn from First Seacoast Bank’s bad debt reserves established before 1988, if any, would require a payment of taxes at the then-current tax rate by First Seacoast Bank on the amount of earnings deemed to be removed from the pre-1988 bad debt reserves for such distribution. First Seacoast Bank does not intend to make any distribution that would create such a federal tax liability. See “The Conversion and Stock Offering – Liquidation Rights.” For further information concerning additional federal law and regulations regarding the ability of First Seacoast Bank to make capital distributions, including the payment of dividends to First Seacoast Bancorp, Inc., see “Taxation – Federal Taxation.”

We intend to file a consolidated federal tax return with First Seacoast Bank. Accordingly, it is anticipated that any cash distributions we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, during the three-year period following the conversion and stock offering, we will not be permitted to make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

First Seacoast Bancorp’s common stock is currently listed on the Nasdaq Capital Market under the symbol “FSEA.” Upon completion of the conversion and stock offering, we expect the shares of common stock of First Seacoast Bancorp, Inc. will also be listed on the Nasdaq Capital Market under the symbol “FSEA.” In order to list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of June 30, 2022, First Seacoast Bancorp had 23 registered market makers in its common stock. First Seacoast Bancorp has never paid dividends.

At the close of business on June 30, 2022, there were 6,064,891 shares of First Seacoast Bancorp common stock outstanding, of which 2,718,966 shares were publicly held shares (shares held by stockholders other than First Seacoast Bancorp, MHC), and approximately 192 stockholders of record (excluding stockholders who hold shares in street name through a broker).

On August 11, 2022, the business day immediately preceding the public announcement of the conversion and stock offering, the closing price of First Seacoast Bancorp common stock was $9.75 per share, as reported by the Nasdaq Stock Market. On November 14, 2022, the most recent practicable date before the printing of this prospectus, the closing price of First Seacoast Bancorp common stock was $10.44 per share, as reported by the Nasdaq Stock Market. On the effective date of the conversion and stock offering, all publicly held shares of First Seacoast Bancorp common stock, including shares of common stock owned by our officers and directors, will be converted automatically into and become the right to receive a number of shares of First Seacoast Bancorp, Inc. common stock determined pursuant to the exchange ratio. See “The Conversion and Stock Offering – Share Exchange Ratio for Current Stockholders.” The prices disclosed in the above tables reflect actual prices and have not been adjusted to reflect the exchange ratio. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At June 30, 2022, First Seacoast Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of First Seacoast Bank at June 30, 2022, and the pro forma equity capital and regulatory capital of First Seacoast Bank after giving effect to the sale of shares of common stock at $10.00 per share. The table also compares historical and pro forma capital levels to those required to be considered “well capitalized.” The table assumes that First Seacoast Bank receives 50% of the net offering proceeds. See “How We Intend to Use the Proceeds From the Stock Offering.”

	First Seacoast Bank Historical at June 30, 2022		First Seacoast Bank Pro Forma at June 30, 2022 Based Upon the Sale in the Stock Offering of:
			2,805,000 Shares		3,300,000 Shares		3,795,000 Shares
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets

	(Dollars in thousands)
Equity	$42,675	8.36%	$50,575	9.60%	$52,441	9.91%	$54,297	10.21%

Tier 1 leverage capital (1)(2)	$50,373	10.01%	$58,273	11.22%	$60,139	11.52%	$61,995	11.81%
Tier 1 leverage requirement	25,159	5.00	25,974	5.00	26,107	5.00	26,240	5.00

Excess	$25,214	5.01%	$32,299	6.22%	$34,032	6.52%	$35,755	6.81%

Tier 1 risk-based capital (1)(2)	$50,373	15.56%	$58,273	17.82%	$60,139	18.36%	$61,995	18.90%
Tier 1 risk-based requirement	25,897	8.00	26,158	8.00	26,201	8.00	26,243	8.00

Excess	$24,476	7.56%	$32,115	9.82%	$33,938	10.36%	$35,752	10.90%

Total risk-based capital (1)(2)	$54,064	16.70%	$61,964	18.95%	$63,830	19.49%	$65,686	20.02%
Total risk-based requirement	32,372	10.00	32,698	10.00	32,751	10.00	32,804	10.00

Excess	$21,692	6.70%	$29,266	8.95%	$31,079	9.49%	$32,882	10.02%

Common equity tier 1 risk-based capital (1)(2)	$50,373	15.56%	$58,273	17.82%	$60,139	18.36%	$61,995	18.90%
Common equity tier 1 risk-based requirement	21,042	6.50	21,254	6.50	21,288	6.50	21,323	6.50

Excess	$29,331	9.06%	$37,019	11.32%	$38,851	11.86%	$40,672	12.40%

Reconciliation of capital infused into First Seacoast Bank:
Net proceeds			$13,227		$15,687		$18,137
Less: Common stock acquired by stock-based benefit plan			(1,122)		(1,320)		(1,518)
Less: Common stock acquired by employee stock ownership plan			(2,244)		(2,640)		(3,036)
Less: Cost to withdraw from defined benefit pension plan (3)			(1,961)		(1,961)		(1,961)

Pro forma increase			$7,900		$9,766		$11,622

(1)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(2)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.
(3)

Estimated after-tax expense associated with any potential withdrawal from the defined benefit pension plan. Based on an estimate provided by the plan administrator provided in August 2022, the estimated pre-tax withdrawal cost is approximately $2.5 million. The actual withdrawal cost will not be known until the withdrawal date, which is anticipated to be during the first quarter of 2023. The actual withdrawal cost may differ materially from the estimated amount.

CAPITALIZATION

The following table presents the historical consolidated capitalization of First Seacoast Bancorp at June 30, 2022 and the pro forma consolidated capitalization of First Seacoast Bancorp, Inc. after giving effect to the conversion and stock offering based upon the assumptions set forth in the “Pro Forma Data” section.

	First Seacoast Bancorp Historical at June 30, 2022	First Seacoast Bancorp, Inc. Pro Forma at June 30, 2022, Based Upon the Sale at $10.00 Per Share of:
		2,805,000 Shares	3,300,000 Shares	3,795,000 Shares

	(Dollars in thousands)
Deposits (1)	$387,868	$387,868	$387,868	$387,868
Borrowed funds	64,250	64,250	64,250	64,250

Total deposits and borrowed funds	$452,118	$452,118	$452,118	$452,118

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized (post-conversion) (2)	—	—	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized (post-conversion); shares to be issued as reflected (2) (3)	62	51	60	69
Additional paid-in capital (2)	26,785	53,249	58,160	63,051
First Seacoast Bancorp, MHC capital contribution	—	100	100	100
Retained earnings (4)	37,385	35,424	35,424	35,424
Accumulated other comprehensive loss	(8,083)	(8,083)	(8,083)	(8,083)
Treasury stock, at cost	(1,371)	(1,371)	(1,371)	(1,371)
Unearned employee stock ownership plan shares	(2,906)	(2,906)	(2,906)	(2,906)
Common stock to be acquired by employee stock ownership plan (5)	—	(2,244)	(2,640)	(3,036)
Common stock to be acquired by stock-based benefit plan (6)	—	(1,122)	(1,320)	(1,518)

Total stockholders’ equity	$51,872	$73,098	$77,424	$81,730

Pro Forma Shares Outstanding
Shares offered for sale	—	2,805,000	3,300,000	3,795,000
Exchange shares issued	—	2,272,492	2,673,520	3,074,548

Total shares outstanding	—	5,077,492	5,973,520	6,869,548

Total stockholders’ equity as a percentage of total assets	10.17%	13.75%	14.45%	15.13%
Tangible equity as a percentage of tangible assets	10.11%	13.70%	14.40%	15.08%

(1)

Does not reflect withdrawals from deposit accounts to purchase shares of common stock in the conversion and stock offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(2)

First Seacoast Bancorp currently has 90,000,000 authorized shares of common stock, $0.01 par value per share, and 10,000,000 authorized shares of preferred stock, par value $0.01 per share. On a pro forma basis, common stock and additional paid-in capital are revised to reflect the number of shares of First Seacoast Bancorp, Inc. common stock to be outstanding after the completion of the conversion and stock offering.

(3)

No effect has been given to the issuance of additional shares of First Seacoast Bancorp, Inc. common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the stock offering, an amount up to 10% of the shares of First Seacoast Bancorp, Inc. common stock sold in the stock offering will be reserved for issuance upon the exercise of options under the plans. At June 30, 2022, there were no outstanding stock options to acquire First Seacoast Bancorp common stock. See “Management.”

(4)

The retained earnings of First Seacoast Bank will be substantially restricted after the conversion and stock offering. See “The Conversion and Stock Offering – Liquidation Rights” and “Supervision and Regulation – Federal Banking Regulation – Capital Distributions.” Pro forma retained earnings of First Seacoast Bancorp, Inc. takes into account the estimated after-tax expense associated with any potential withdrawal from the defined benefit pension plan. Based on an estimate provided by the plan administrator in August 2022, the estimated pre-tax withdrawal cost is approximately $2.5 million. The actual withdrawal cost will not be known until the withdrawal date, which is anticipated to be during the first quarter of 2023. The actual withdrawal cost may differ materially from the estimated amount.

(5)

Assumes that 8% of the shares sold in the stock offering will be acquired by the employee stock ownership plan financed by a loan from First Seacoast Bancorp, Inc. The loan will be repaid principally from First Seacoast Bancorp, Inc.’s contributions to the employee stock ownership plan. Since First Seacoast Bancorp, Inc. will finance the employee stock ownership plan debt, the debt will be eliminated through consolidation and no liability will be reflected on First Seacoast Bancorp, Inc.’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(6)

Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the stock offering will be purchased for grant by one or more stock-based benefit plans. The funds to be used by such plans to purchase the shares will be provided by First Seacoast Bancorp, Inc. The dollar amount of common stock to be purchased is based on the $10.00 per share purchase price in the stock offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the purchase price in the stock offering. First Seacoast Bancorp, Inc. will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require stockholder approval.

PRO FORMA DATA

The following tables summarize historical data of First Seacoast Bancorp and pro forma data of First Seacoast Bancorp, Inc. at and for the six months ended June 30, 2022 and at and for the year ended December 31, 2021. This information is based on assumptions set forth below and in the tables and related footnotes, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and stock offering.

The estimated net proceeds disclosed in the tables are based upon the following assumptions:

(i)	all of the shares of common stock will be sold in the subscription offering;

(ii)

our employee stock ownership plan will purchase 8% of the shares of common stock sold in the stock offering with a loan from First Seacoast Bancorp, Inc. The existing loan obligation of our employee stock ownership plan, equal to $2.1 million at June 30, 2022, will be combined with the new loan. The combined loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, as may be adjusted annually) over 25 years. Interest income that we earn on the loan will offset the interest paid by First Seacoast Bank. The effect on earnings for the employee stock ownership plan is the cost of amortizing the combined loan over 25 years, net of historical expense for the period;

(iii)	we will pay Keefe, Bruyette & Woods, Inc. a management fee of $30,000 plus a fee of 1.0% of the aggregate purchase price of the shares sold in the subscription offering; and

(iv)	total expenses of the stock offering, other than the fees and commissions to be paid to Keefe, Bruyette & Woods, Inc. and any other broker-dealers, will be $1.3 million.

The data for stockholders’ equity and stockholders’ equity per share presented in the following tables takes into account the estimated after-tax expense associated with any potential withdrawal from the defined benefit pension plan. See footnote 4 to the tables.

We calculated pro forma consolidated net income for each period as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 3.01% (2.41% on an after-tax basis). This represents the yield on the five-year U.S. Treasury Note at June 30, 2022, which, in light of current market interest rates, we consider to reflect more accurately the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations require that we assume in presenting pro forma data.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S. Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. For pro forma earnings per share calculations, we adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma data gives effect to the implementation of one or more stock-based benefit plans. We have assumed that stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. We have assumed that awards of common stock granted under such plans vest over a five-year period.

We also have assumed that options will be granted under stock-based benefit plans to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.99 for each option.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the completion of the stock offering.

As discussed under “How We Intend to Use the Proceeds From the Stock Offering,” we intend to contribute 50% of the net proceeds from the stock offering to First Seacoast Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain to fund a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma data does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma data may not be representative of the financial effects of the stock offering at the dates on which the stock offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in connection with the conversion and stock offering or, in the unlikely event of a liquidation of First Seacoast Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Stock Offering – Liquidation Rights.”

At or for the Six Months Ended June 30, 2022, Based Upon the Sale at $10.00 Per Share of:
2,805,000 Shares	3,300,000 Shares	3,795,000 Shares

(Dollars in thousands, except per share amounts)
Gross proceeds of stock offering	$28,050	$33,000	$37,950
Market value of shares issued in the exchange	22,725	26,735	30,745

Pro forma market capitalization	$50,775	$59,735	$68,695

Gross proceeds of stock offering	$28,050	$33,000	$37,950
Estimated expenses	(1,597)	(1,627)	(1,677)

Estimated net proceeds	26,453	31,373	36,273
Assets received from First Seacoast Bancorp, MHC	100	100	100
Common stock purchased by employee stock ownership plan	(2,244)	(2,640)	(3,036)
Common stock purchased by stock-based benefit plans	(1,122)	(1,320)	(1,518)

Estimated net proceeds, as adjusted	$23,187	$27,513	$31,819

For the Six Months Ended June 30, 2022
Consolidated net earnings:
Historical	$572	$572	$572
Income on adjusted net proceeds	279	331	383
Employee stock ownership plan (1)	(36)	(42)	(49)
Stock awards (2)	(90)	(106)	(121)
Stock options (3)	(106)	(125)	(144)
Expense savings from withdrawal from defined benefit plan (4)	80	80	80

Pro forma net income	$699	$710	$721

Earnings per share (5):
Historical	$0.12	$0.10	$0.09
Income on adjusted net proceeds	0.06	0.06	0.06
Employee stock ownership plan (1)	(0.01)	(0.01)	(0.01)
Stock awards (2)	(0.02)	(0.02)	(0.02)
Stock options (3)	(0.02)	(0.02)	(0.02)
Expense savings from withdrawal from defined benefit plan (4)	0.02	0.02	0.01

Pro forma earnings per share (5)	$0.15	$0.13	$0.11

Offering price to pro forma net earnings per share	33.33	x	38.46	x	45.45	x
Number of shares used in earnings per share calculations	4,691,551	5,519,471	6,347,390
At June 30, 2022
Stockholders’ equity:
Historical	$51,872	$51,872	$51,872
Estimated net proceeds	26,453	31,373	36,273
Equity increase from First Seacoast Bancorp, MHC	100	100	100
Common stock acquired by employee stock ownership plan (1)	(2,244)	(2,640)	(3,036)
Common stock acquired by stock-based benefit plans (2)	(1,122)	(1,320)	(1,518)
Cost to withdraw from defined benefit pension plan (6)	(1,961)	(1,961)	(1,961)

Pro forma stockholders’ equity (7)	$73,098	$77,424	$81,730

Intangible assets	$316	$316	$316

Pro forma tangible stockholders’ equity (7)	$72,782	$77,108	$81,414

Stockholders’ equity per share (8):
Historical	$10.22	$8.68	$7.55
Estimated net proceeds	5.21	5.25	5.28
Equity increase from First Seacoast Bancorp, MHC	0.02	0.02	0.02
Common stock acquired by employee stock ownership plan (1)	(0.44)	(0.44)	(0.44)
Common stock acquired by stock-based benefit plans (2)	(0.22)	(0.22)	(0.22)
Cost to withdraw from defined benefit pension plan (6)	(0.39)	(0.33)	(0.28)

Pro forma stockholders’ equity per share (7) (8)	$14.40	$12.96	$11.90

Intangible assets	$0.07	$0.05	$0.05

Pro forma tangible stockholders’ equity per share (7) (8)	$14.33	$12.91	$11.85

Offering price as percentage of pro forma stockholders’ equity per share	69.44%	77.16%	84.03%
Offering price as percentage of pro forma tangible stockholders’ equity per share	69.78%	77.46%	84.39%
Number of shares outstanding for pro forma book value per share calculations	5,077,492	5,973,520	6,869,548

(footnotes begin on second following page)

At or for the Year Ended December 31, 2021, Based upon the Sale at $10.00 Per Share of:
2,805,000 Shares	3,300,000 Shares	3,795,000 Shares

(Dollars in thousands, except per share amounts)
Gross proceeds of stock offering	$28,050	$33,000	$37,950
Market value of shares issued in the exchange	22,725	26,735	30,745

Pro forma market capitalization	$50,775	$59,735	$68,695

Gross proceeds of stock offering	$28,050	$33,000	$37,950
Estimated expenses	(1,597)	(1,627)	(1,677)

Estimated net proceeds	26,453	31,373	36,273
Assets received from First Seacoast Bancorp, MHC	100	100	100
Common stock purchased by employee stock ownership plan	(2,244)	(2,640)	(3,036)
Common stock purchased by stock-based benefit plans	(1,122)	(1,320)	(1,518)

Estimated net proceeds, as adjusted	$23,187	$27,513	$31,819

For the Year Ended December 31, 2021
Consolidated net earnings:
Historical	$2,621	$2,621	$2,621
Income on adjusted net proceeds	558	663	766
Employee stock ownership plan (1)	(72)	(84)	(97)
Stock awards (2)	(180)	(211)	(243)
Stock options (3)	(213)	(250)	(288)
Expense savings from withdrawal from defined benefit plan (4)	160	160	160

Pro forma net income	$2,874	$2,899	$2,919

Earnings per share (5):
Historical	$0.56	$0.47	$0.41
Income on adjusted net proceeds	0.12	0.12	0.12
Employee stock ownership plan (1)	(0.01)	(0.01)	(0.01)
Stock awards (2)	(0.04)	(0.04)	(0.04)
Stock options (3)	(0.05)	(0.04)	(0.05)
Expense savings from withdrawal from defined benefit plan (4)	0.03	0.03	0.03

Pro forma earnings per share (5)	$0.61	$0.52	$0.46

Offering price to pro forma net earnings per share	16.39	x	19.23	x	21.74	x
Number of shares used in earnings per share calculations	4,699,427	5,528,737	6,358,046
At December 31, 2021
Stockholders’ equity:
Historical	$60,468	$60,468	$60,468
Estimated net proceeds	26,453	31,373	36,273
Equity increase from First Seacoast Bancorp, MHC	100	100	100
Common stock acquired by employee stock ownership plan (1)	(2,244)	(2,640)	(3,036)
Common stock acquired by stock-based benefit plans (2)	(1,122)	(1,320)	(1,518)
Cost to withdraw from defined benefit pension plan (6)	(1,961)	(1,961)	(1,961)

Pro forma stockholders’ equity (7)	$81,694	$86,020	$90,326

Intangible assets	$334	$334	$334

Pro forma tangible stockholders’ equity (7)	$81,360	$85,686	$89,992

Stockholders’ equity per share (8):
Historical	$11.91	$10.12	$8.80
Estimated net proceeds	5.21	5.25	5.28
Equity increase from First Seacoast Bancorp, MHC	0.02	0.02	0.02
Common stock acquired by employee stock ownership plan (1)	(0.44)	(0.44)	(0.44)
Common stock acquired by stock-based benefit plans (2)	(0.22)	(0.22)	(0.22)
Cost to withdraw from defined benefit pension plan (6)	(0.39)	(0.33)	(0.28)

Pro forma stockholders’ equity per share (7) (8)	$16.09	$14.40	$13.15

Intangible assets	$0.07	$0.06	$0.05

Pro forma tangible stockholders’ equity per share (7) (8)	$16.02	$14.34	$13.10

Offering price as percentage of pro forma stockholders’ equity per share	62.15%	69.44%	76.05%
Offering price as percentage of pro forma tangible stockholders’ equity per share	62.42%	69.74%	76.34%
Number of shares outstanding for pro forma book value per share calculations	5,077,492	5,973,520	6,869,548

(footnotes begin on following page)

(1)

Assumes that 8% of the shares of common stock sold in the stock offering will be purchased by the employee stock ownership plan. For purposes of these tables, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from First Seacoast Bancorp, Inc., and the outstanding loan with respect to existing shares of First Seacoast Bancorp held by the employee stock ownership plan will be refinanced and consolidated with the new loan. First Seacoast Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. First Seacoast Bank’s total annual payments on the employee stock ownership plan debt are based upon 25 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40, “Compensation – Stock Compensation – Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by First Seacoast Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 20%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 4,488, 5,280, and 6,072 shares were committed to be released during the six months ended June 30, 2022 at the minimum, midpoint, and maximum of the offering range, respectively, that 8,976, 10,560, and 12,144 shares were committed to be released during the year ended December 31, 2021 at the minimum, midpoint, and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for net income per share calculations.

(2)

Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the stock offering. Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion and stock offering. The shares may be acquired directly from First Seacoast Bancorp, Inc. or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by First Seacoast Bancorp, Inc. The tables assume that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 10% of the amount contributed to the plan is amortized as an expense during the six months ended June 30, 2022, (iii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2021, and (iv) the plan expense reflects an effective combined federal and state tax rate of 20%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the stock offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.16%.

(3)

Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the stock offering. Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion and stock offering. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.99 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion related to options granted to directors) resulted in a tax benefit using an effective combined federal and state tax rate of 20%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 5.24%.

(4)

Represents expense savings of approximately $80,000 for the six months ended June 30, 2022 and $160,000 for the year ended December 31, 2021, assuming an effective combined federal and state tax rate of 20%, resulting from any potential withdrawal from the defined benefit pension plan. The expense savings amount is derived from the elimination of the expense associated with funding the pension plan and reflects the actual funding contribution expense, as adjusted for income taxes, that was recorded in the respective periods and was based on certain actuarial analyses and assumptions. The actual pension plan contribution expense, before income taxes, was $100,000 for the six months ended June 30, 2022 and $200,000 for the year ended December 31, 2021.

(5)

Per share figures include publicly held shares of First Seacoast Bancorp common stock that will be issued in exchange for shares of First Seacoast Bancorp, Inc. common stock. See “The Conversion and Stock Offering – Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the stock offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See footnote 2, above. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(6)

Estimated after-tax expense associated with any potential withdrawal from the defined benefit pension plan. Based on an estimate provided by the plan administrator provided in August 2022, the estimated pre-tax withdrawal cost is approximately $2.5 million. The actual withdrawal cost will not be known until the withdrawal date, which is anticipated to be during the first quarter of 2023. The actual withdrawal cost may differ materially from the estimated amount. Aside from the one-time withdrawal cost, there would be no other expenses associated with any potential withdrawal from the defined benefit pension plan.

(7)

The retained earnings of First Seacoast Bank will be substantially restricted after the conversion and stock offering. See “Our Dividend Policy,” “The Conversion and Stock Offering – Liquidation Rights” and “Supervision and Regulation – Federal Banking Regulation – Capital Distributions.”

(8)

Per share figures include publicly held shares of First Seacoast Bancorp common stock that will be issued in exchange for shares of First Seacoast Bancorp, Inc. common stock. Stockholders’ equity per share calculations are based upon the sum of (i) the number of shares assumed to be sold in the stock offering and (ii) shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 0.8358, 0.9833, and 1.1308 at the minimum, midpoint, and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information at December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at June 30, 2022 and for the six months ended June 30, 2022 and 2021 is unaudited. You should read the information in this section in conjunction with the other business and financial information contained in this prospectus, including the consolidated financial statements and related notes of First Seacoast Bancorp appearing elsewhere in this prospectus.

Overview

First Seacoast Bancorp, Inc. will succeed to First Seacoast Bancorp as the holding company for First Seacoast Bank upon the completion of the conversion and stock offering. Like First Seacoast Bancorp, First Seacoast Bancorp, Inc. will conduct its operations primarily through First Seacoast Bank.

First Seacoast Bank has served residents of the Seacoast area of New Hampshire since 1890. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

Our results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings, and non-interest income largely from customer service fees. The results of operations are also affected by the level of operating expenses, the provision for loan losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity.

Investment management services are offered through FSB Wealth Management. FSB Wealth Management is a division of First Seacoast Bank. FSB Wealth Management provides access to non-Federal Deposit Insurance Corporation-insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. The assets managed by FSB Wealth Management for wealth management customers are not assets of First Seacoast Bank. Accordingly, those assets are not reflected in First Seacoast Bancorp’s consolidated balance sheets. At June 30, 2022, assets under management totaled approximately $85.6 million. Revenues from wealth management services were $176,000 for the six months ended June 30, 2022, $247,000 for the year ended December 31, 2021 and $198,000 for the year ended December 31, 2020.

First Seacoast Bank is active in the communities it serves. First Seacoast Bank makes investments in community development lending and investments in low-income housing all of which strive to improve the communities we serve. In 2019, in connection with the First Seacoast Bank’s reorganization into the mutual holding company structure, First Seacoast Bancorp established First Seacoast Community Foundation, Inc., a charitable foundation dedicated to supporting charitable organizations operating in First Seacoast Bank’s local community.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Business Strategy

In 2019, we changed our name to First Seacoast Bank in order to better reflect our commitment to the people and places we serve. We believe that our name change more appropriately aligns with our mission to better serve our market area, and today we continue to enjoy a strong, loyal and positive reputation throughout the Seacoast region.

As a community-minded financial institution, we focus on serving the financial needs of local individuals and businesses by executing a safe and sound, service-oriented business strategy that seeks to produce earnings that increase over time and can be reinvested in our business and communities. Our current business strategy consists of the following:

•

Grow our balance sheet, leverage existing infrastructure and improve profitability and operating efficiency. Given our existing infrastructure and capabilities, we believe we are well-positioned to grow without a proportional increase in overhead expense or operating risk. In recent years, we have assembled an experienced management team and have selectively hired lending, business development and support staff. Our operations benefit from established marketing, sales, information technology, cybersecurity audit and compliance departments. We continue to invest in digital banking technologies in order to provide products and services that are competitive, convenient and provide value for our customers while ensuring safety and security.

•

Grow our loan portfolio and increase commercial real estate and commercial and industrial lending. Our principal loan origination activity remains primarily one- to four-family residential mortgage loans. We continue to supplement these originations by focusing on originating higher yielding commercial real estate loans (including owner-occupied and non-owner-occupied commercial real estate and multi-family real estate loans), construction loans, commercial and industrial loans, and home equity loans and lines of credit. We intend to remain a residential mortgage lender in our market area while maintaining our focus on the origination of commercial real estate loans and commercial and industrial loans. Our legal lending limit will increase as a result of the conversion and stock offering, which will enable us to originate larger loans for our portfolio to new and existing customers and reduce our need to participate with other lenders to originate larger loans.

•

Maintain strong asset quality and manage credit risk. Strong asset quality is key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of non-performing assets as a percent of total assets was 0.12%, 0.17% and 0.20% at June 30, 2022, December 31, 2021, and December 31, 2020, respectively. We attribute this historical credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria and active credit monitoring policies and procedures.

•

Increase core deposits and reduce reliance on higher cost borrowings. Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for time deposits), particularly non-interest-bearing demand deposits, represent a low-cost, stable source of funds. Core deposits were 85.9% of our total deposits at June 30, 2022. We also rely on higher cost Federal Home Loan Bank borrowings as a supplemental funding source. At June 30, 2022, our ratio of net loans to deposits was 98.5% and our Federal Home Loan Bank borrowings totaled $64.3 million. We continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

•

Grow organically and through opportunistic expansion. Our primary intention is to grow our balance sheet organically and use our capital to increase our lending and investment capacity. As a local independent bank, we believe we have gained market share from customer fallout resulting from the consolidation of competing financial institutions in our market area into larger, out-of-market acquirers in recent periods. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities primarily include establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices. We have no current plans or intentions regarding any expansion plans.

We have pursued the above strategies since we completed our mutual holding company reorganization in 2019, which has allowed us to successfully leverage the proceeds from our initial public offering. We intend to continue to pursue these business strategies, subject to changes necessitated by future market conditions, regulatory restrictions and other factors. COVID-19 has impacted economic conditions, customer behaviors, credit and asset quality and liquidity. While we are committed to the business strategies noted above, we recognize the challenges and uncertainties of the current environment and plan to execute these strategies as market conditions allow.

Summary of Critical Accounting Policies and Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles used in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We believe the following estimates are both important to the presentation of our consolidated financial condition and results of operations and require subjective or complex judgments and, therefore, we consider the accounting policies and estimates discussed below to be critical. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Our critical accounting policies involve the calculation of the allowance for loan losses and the measurement of the fair value of financial instruments. The allowance for loan losses is established as losses that are estimated to have occurred through a provision for loan losses charged to earnings. The allowance for loan losses is evaluated on a regular basis by management. This evaluation focuses on many factors, including, but not limited to: evaluation of facts and circumstances related to specific loans, ongoing review and grading of the asset quality of loan segments, consideration of historical loan loss and delinquency experience by loan segment, trends in past due and nonaccrual loans, the level of classified loans, the risk characteristics of the various loan segments, changes in the size of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions which could impact the loan portfolio, the fair value of the underlying collateral, and other qualitative and quantitative factors which could affect potential credit losses. The primary quantitative consideration for assessing the adequacy of the allowance for loan losses is our average historical incurred loss experience for the preceding three years. Since we have not experienced significant historical incurred losses, the evaluation of the adequacy of the allowance for loan losses is determined primarily by the consideration of the qualitative factors noted above. Credit risks are inherently different for each segment of the loan portfolio such that the applicability of certain qualitative factors to a particular loan segment is determined by the various risk characteristics of the loan segment. Assessing these factors involves significant judgment. Because each of the criteria used in the evaluation is susceptible to significant revision as current economic trends and conditions change, the established allowance for loan losses may not be indicative of potential credit losses. Therefore, management considers the calculation of the allowance for loan losses a critical accounting estimate.

The allowance for loan losses consists of general, allocated and unallocated components. The general component is based primarily on our average historical loss rates for the preceding three years adjusted for qualitative factors stratified by our loan segments. The reported amount of this component may be impacted by portfolio growth trends and concentrations, levels and trends of delinquencies and local and national economic trends and conditions. The allocated component relates to loans that are classified as impaired. Generally, our impaired loans are collateral-dependent and impairment is measured through the collateral method. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. At June 30, 2022, the collateral values of collateral-dependent impaired loans was sufficient and no impairment charge was necessary. The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance for loan losses reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. There were no changes to the policies or methodologies pertaining to the components of allowance for loan losses during the six months ended June 30, 2022 or for the years ended December 31, 2021 and 2020.

Our allowance for loan losses as a percent of total loans increased from 0.91% at December 31, 2021 and 2020 to 0.95% at June 30, 2022, which primarily reflects the impact of the growth in certain segments of our loan portfolio, as well as our consideration of the current economic conditions that affect the qualitative factors used in the determination of the allowance for loan losses as they have evolved over these periods from the impact of the COVID-19 pandemic to inflationary pressures and geopolitical concerns, among other considerations. From December 31, 2021 to June 30, 2022, changes to qualitative factors to reflect growth trends in our various portfolio segments resulted in a decrease of $68,000 in the amount allocated for this factor, from $617,000 at December 31, 2021 to $549,000 at June 30, 2022. This decrease was offset by an increase in qualitative factors related to economic conditions based on our assessment of increased risk due to the factors previously noted which resulted in an increase of $90,000 in the amount allocated for this factor, from $1.1 million at December 31, 2021 to $1.2 million at June 30, 2022.

As noted above, we consider a number of variables in our evaluation of the adequacy of the allowance for loan losses, with one of the more significant variables being growth trends in the various segments of our loan portfolio. As of June 30, 2022, $549,000 of our allowance for loan losses reflects the risk relative to portfolio growth trends. Based on our model, if all segments of our loan portfolio grew by 5% on a year-over-year basis, our allowance for loan losses as of June 30, 2022 would have increased by $327,000 to $4.0 million, holding all other variables constant. Conversely, if all segments of our loan portfolio contracted by 5% on a year-over-year basis, our allowance for loan losses as of June 30, 2022 would have decreased by $549,000 to $3.1 million, holding all other variables constant.

First Seacoast Bancorp’s measurement of the fair value of its financial instruments is subject to uncertainty primarily due to the lack of quoted market prices for a portion of its various assets and liabilities. Fair values, where quoted market prices are not available are based on estimates using the present value of cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Certain of First Seacoast Bancorp’s financial assets are measured at fair value on a recurring or non-recurring basis. First Seacoast Bancorp’s primary financial asset measured at fair value on a recurring basis is its securities available-for-sale. For these securities, we obtain fair value measurements from independent pricing services which consider observable data that may include reported trades, dealer quotes, the instrument’s terms and conditions, as well as other market data. These fair value measurements are significantly impacted by changes in market interest rates and current economic conditions as compared to the coupon rates for the financial assets. For example, if market rates increased 200 basis points, the estimated value of our securities available-for-sale at June 30, 2022 would have been $90.6 million, or 12.7% lower, which was within prescribed policy limits. Conversely, if market rates decreased 200 basis, the estimated value of our securities available-for-sale at June 30, 2022 would have been $114.6 million, or 10.4% higher, which is within prescribed policy limits. We obtain a monthly market rate volatility report to confirm that the overall price volatility of the portfolio is within prescribed policy limits.

Fair value of First Seacoast Bancorp’s mortgage servicing rights is also measured on a recurring basis based upon a valuation model that calculates the present value of estimated future net servicing income. We rely on an independent valuation from a third party which uses a discounted cash flow model to estimate the fair value of our mortgage servicing rights. The valuation model utilizes interest rate, prepayment speed and default rate assumptions that market participants would use in estimating future income and that can be validated against available market data. These assumptions are inherently sensitive to change as these unobservable inputs are not based upon quoted prices in active markets or otherwise observable. We periodically review the assumptions underlying the valuation of our mortgage servicing rights. While we believe the values produced by the discounted cash flow model are indicative of the fair value of our mortgage servicing rights portfolio, these values can change significantly depending upon factors such as the then current interest rate environment, estimated prepayments speeds of the underlying mortgage loans being serviced, and other economic conditions. For example, if, at June 30, 2022, market interest rates decreased 200 basis, the estimated value of our mortgage servicing rights would have been $312,000, or 14.3% lower. A 200 basis point increase in market interest rates would not have materially changed the estimated value of our mortgage servicing rights at June 30, 2022.

Fair value of First Seacoast Bancorp’s derivatives is determined using the discounted cash flow method on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. These fair value measurements are significantly impacted by changes in market interest rates and current economic conditions as compared to the coupon rates for the derivatives. For example, if, at June 30, 2022, market rates increased 100 basis points, the estimated value of our derivatives would have been $1.0 million, or 38.3% higher. Conversely, if, at June 30, 2022, market rates decreased 100 basis, the estimated value of our derivatives would have been $453,000, or 39.8% lower. We obtain a monthly interest rate volatility report to monitor the volatility of our derivatives portfolio.

At June 30, 2022, there were no financial assets or liabilities measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (i.e., where there is evidence of impairment). This may include certain impaired loans reported at the fair value of the underlying collateral. First Seacoast Bancorp has no non-financial assets or non-financial liabilities measured at fair value on a recurring or non-recurring basis.

ASC Topic 825, “Financial Instruments,” also requires disclosure of the fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. ASU 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The exit price notion is a market-based measurement of fair value that is represented by the price to sell an asset or transfer a liability in the principal market (or most advantageous market in the absence of a principal market) on the measurement date. At June 30, 2022, fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors. At June 30, 2022, these factors have not materially impacted the estimated fair values of loans as compared to their carrying amounts.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans are included in the computation of average balances only. The yields set forth below include the effect of net deferred fee income, discounts and premiums that are amortized or accreted to interest income or interest expense. Average loan balances exclude loans held for sale, if applicable. The following tables include no out-of-period items or adjustments.

	For the Six Months Ended June 30,
	2022			2021
	Average Outstanding Balance	Interest	Average Yield/Rate (1)	Average Outstanding Balance	Interest	Average Yield/Rate (1)
(Dollars in thousands)
Interest-earning assets:
Loans (2)	$378,347	$6,884	3.64%	$371,657	$7,225	3.89%
Taxable debt securities	51,364	436	1.70%	20,679	104	1.01%
Non-taxable debt securities	47,064	558	2.37%	37,219	444	2.39%
Interest-bearing deposits with other banks	6,399	21	0.66%	22,702	38	0.33%
Federal Home Loan Bank stock	2,229	23	2.06%	1,922	2	0.21%

Total interest-earning assets	485,403	7,922	3.26%	454,179	7,813	3.44%
Non-interest-earning assets	14,136			11,914

Total assets	$499,539			$466,093

Interest-bearing liabilities:
NOW and demand deposits	$109,583	$49	0.09%	$104,566	$68	0.13%
Money market deposits	68,328	38	0.11%	72,886	55	0.15%
Savings deposits	60,486	13	0.04%	52,052	16	0.06%
Time deposits	56,856	149	0.52%	59,356	189	0.64%

Total interest-bearing deposits	295,253	249	0.17%	288,860	328	0.23%
Borrowings	46,928	142	0.61%	43,758	184	0.84%
Other	1,800	—	—	2,531	—	—

Total interest-bearing liabilities	343,981	391	0.23%	335,149	512	0.31%

Non-interest-bearing deposits	95,127			67,832
Other noninterest-bearing liabilities	3,694			3,716

Total liabilities	442,802			406,697
Total equity	56,737			59,396

Total liabilities and equity	$499,539			$466,093

Net interest income		$7,531			$7,301

Net interest rate spread (3)			3.03%			3.13%
Net interest-earning assets (4)	$141,422			$119,030

Net interest margin (5)			3.10%			3.22%
Average interest-earning assets as a percent of interest-bearing liabilities	141.11%			135.52%

(1)	Annualized.
(2)	Net deferred fee income included in loan interest totaled $47,000 and $402,000 for the six months ended June 30, 2022 and 2021, respectively.
(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Year Ended December 31,
	2021			2020
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
(Dollars in thousands)
Interest-earning assets:
Loans (1)	$372,385	$14,129	3.79%	$368,135	$14,538	3.95%
Taxable debt securities	29,629	375	1.27%	11,600	186	1.60%
Non-taxable debt securities	38,744	895	2.31%	36,335	915	2.52%
Interest-bearing deposits with other banks	25,681	73	0.28%	21,710	94	0.43%
Federal Home Loan Bank stock	1,962	23	1.17%	2,796	117	4.18%

Total interest-earning assets	468,401	15,495	3.31%	440,576	15,850	3.60%
Non-interest-earning assets	11,432			11,887

Total assets	$479,833			$452,463

Interest-bearing liabilities:
NOW and demand deposits	$105,940	$126	0.12%	$86,402	$197	0.23%
Money market deposits	73,810	105	0.14%	74,386	436	0.59%
Savings deposits	54,626	32	0.06%	45,274	46	0.10%
Time deposits	57,988	323	0.56%	56,245	836	1.49%

Total interest-bearing deposits	292,364	586	0.20%	262,307	1,515	0.58%
Borrowings	41,220	649	1.57%	71,076	1,659	2.33%
Other	2,169	—	—	1,695	—	—

Total interest-bearing liabilities	335,753	1,235	0.37%	335,078	3,174	0.95%

Non-interest-bearing deposits	80,295			55,015
Other noninterest-bearing liabilities	3,898			3,969

Total liabilities	419,946			394,062
Total equity	59,887			58,401

Total liabilities and equity	$479,833			$452,463

Net interest income		$14,260			$12,676

Net interest rate spread (2)			2.94%			2.65%
Net interest-earning assets (3)	$132,648			$105,498

Net interest margin (4)			3.04%			2.88%
Average interest-earning assets as a percent of interest-bearing liabilities	139.51%			131.48%

(1)	Net deferred fee income included in loan interest totaled $587,000 and $264,000 for the years ended December 31, 2021 and 2020, respectively.
(2)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following tables presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of these tables, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Six Months Ended June 30, 2022 vs. 2021
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
(In thousands)
Interest-earning assets:
Loans	$128	$(469)	$(341)
Taxable debt securities	227	105	332
Non-taxable debt securities	117	(3)	114
Interest-bearing deposits with other banks	(39)	22	(17)
Federal Home Loan Bank stock	—	21	21

Total interest-earning assets	433	(324)	109

Interest-bearing liabilities:
NOW and demand deposits	3	(22)	(19)
Money market deposits	(3)	(14)	(17)
Savings deposits	2	(5)	(3)
Time deposits	(8)	(32)	(40)

Total interest-bearing deposits	(6)	(73)	(79)
Borrowings	13	(55)	(42)

Total interest-bearing liabilities	7	(128)	(121)

Change in net interest income	$426	$(196)	$230

	Year Ended December 31, 2021 vs. 2020
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
(In thousands)
Interest-earning assets:
Loans	$166	$(575)	$(409)
Taxable debt securities	235	(46)	189
Non-taxable debt securities	58	(78)	(20)
Interest-bearing deposits with other banks	15	(36)	(21)
Federal Home Loan Bank stock	(28)	(66)	(94)

Total interest-earning assets	446	(801)	(355)

Interest-bearing liabilities:
NOW and demand deposits	38	(109)	(71)
Money market deposits	(3)	(328)	(331)
Savings deposits	8	(22)	(14)
Time deposits	25	(538)	(513)

Total interest-bearing deposits	68	(997)	(929)
Borrowings	(569)	(441)	(1,010)

Total interest-bearing liabilities	(501)	(1,438)	(1,939)

Change in net interest income	$947	$637	$1,584

Comparison of Financial Condition at June 30, 2022 and December 31, 2021

Total Assets. Total assets were $510.2 million as of June 30, 2022, an increase of $23.2 million, or 4.8%, compared to total assets of $487.1 million at December 31, 2021. The increase was due primarily to a $8.9 million increase in net loans and a $12.0 million increase in securities available-for-sale partially offset by a $2.6 million decrease in cash and due from banks.

Cash and Due From Banks. Cash and due from banks decreased $2.6 million, or 38.9%, to $4.1 million at June 30, 2022 from $6.6 million at December 31, 2021. This decrease primarily resulted from a $5.4 million decrease in total deposits, a $8.9 million increase in net loans and a $12.0 million increase in securities available-for-sale offset by a $34.8 million increase in borrowings during the six months ended June 30, 2022.

Available-for-Sale Securities. Available-for-sale securities increased by $12.0 million, or 13.2%, to $103.4 million at June 30, 2022 from $91.4 million at December 31, 2021. This increase was primarily due to net investments purchases of $27.6 million offset by $2.5 million of proceeds from sales, maturities and principal received and a $12.6 million increase in net unrealized losses within the portfolio during the six months ended June 30, 2022.

Net Loans. Net loans increased $8.9 million, or 2.4%, to $382.0 million at June 30, 2022 from $373.1 million at December 31, 2021. During the six months ended June 30, 2022, we originated $50.7 million of loans. We also purchased $1.3 million of one- to four-family residential mortgage loans and $1.5 million of consumer loans secured by manufactured housing properties. As of June 30, 2022 and December 31, 2021, the portfolio of purchased loans had outstanding principal balances of $31.5 million and $29.7 million, respectively, and were performing in accordance with their original repayment terms. Net deferred loan costs increased $511,000, or 30.9%, to $2.2 million at June 30, 2022 from $1.7 million at December 31, 2021 due primarily to the increase in deferred costs on consumer loans and the net decrease in unearned fees received from the SBA for processing PPP loans. SBA fee and interest income recognized during the three and six months ended June 30, 2022 was $113,000 and $226,000, respectively, as compared to $290,000 and $709,000 during the three and six months ended June 30, 2021, respectively. SBA fee and interest income is included in interest and fees on loans.

One- to four-family residential mortgage loans increased $6.0 million, or 2.6%, to $240.2 million at June 30, 2022 from $234.2 million at December 31, 2021. Commercial real estate mortgage loans increased $5.2 million, or 7.3%, to $77.3 million at June 30, 2022 from $72.1 million at December 31, 2021. Multi-family loans decreased $315,000, or 3.5%, to $8.7 million at June 30, 2022 from $9.0 million at December 31, 2021. Commercial and industrial loans decreased $2.2 million (net of $5.3 million of PPP loan forgiveness), or 8.2%, to $24.6 million at June 30, 2022 from $26.9 million at December 31, 2021. Acquisition, development, and land loans decreased $4.3 million, or 20.1%, to $17.1 million at June 30, 2022 from $21.4 million at December 31, 2021. Home equity loans and lines of credit increased $2.3 million, or 32.4%, to $9.2 million at June 30, 2022 from $6.9 million at December 31, 2021. Consumer loans increased $1.7 million, or 36.6%, to $6.2 million at June 30, 2022 from $4.6 million at December 31, 2021.

Our strategy to grow the balance sheet continues to be through originations and, to a lesser extent, purchases of one- to four-family residential mortgage loans and consumer loans secured by manufactured housing properties, while also diversifying into higher yielding commercial real estate mortgage loans and commercial and industrial loans to improve net interest margins and manage interest rate risk. We also continue to sell selected, conforming 15-year and 30-year residential fixed rate mortgage loans to the secondary market on a servicing retained basis, providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

Our allowance for loan losses was $3.6 million at June 30, 2022 and December 31, 2021. We measure and record the allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. We consider the impact of current environmental factors at the measurement date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, changes in the size of the loan portfolio, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. We made relevant adjustments to the qualitative factors in the measurement of the allowance for loan losses at June 30, 2022 and December 31, 2021 that balanced the need to recognize an allowance during the period while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses. For further information, see “—Summary of Critical Accounting Policies and Critical Accounting Estimates.”

We have limited or no direct exposure to industries that have been significantly impacted by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, hotels/motels, casinos and shopping malls. Our exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of our gross loan portfolio at June 30, 2022 and December 31, 2021.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

Deposits decreased $5.4 million, or 1.4%, to $387.9 million at June 30, 2022 from $393.2 million at December 31, 2021 primarily as a result of a $1.9 million decrease in commercial deposits and a $3.5 million decrease in retail deposits. Core deposits (defined as deposits other than time deposits) decreased $1.9 million, or 0.6%, to $333.1 million at June 30, 2022 from $334.9 million at December 31, 2021. As of June 30, 2022, savings deposits increased $6.7 million, money market deposits decreased $7.6 million, NOW and demand deposit accounts decreased $1.0 million and time deposits decreased $3.5 million. There were $18.1 of brokered deposits included in time deposits at June 30, 2022 and December 31, 2021.

Borrowings. Total borrowings increased $34.8 million, or 118.1%, to $64.3 million at June 30, 2022 from $29.5 million at December 31, 2021 in support of our investment and loan growth initiatives.

Total Stockholders’ Equity. Total stockholders’ equity decreased $8.6 million, or 14.2%, to $51.9 million at June 30, 2022 from $60.5 million at December 31, 2021. This decrease was due primarily to other comprehensive loss of $8.8 million related to net changes in unrealized holding losses in the available-for-sale securities portfolio and changes in the fair value of interest rate swap derivatives, as a result of an increase in market interest rates during the six months ended June 30, 2022, and treasury stock purchases of $623,000, partially offset by the recognition of $257,000 of previously unearned compensation and net income of $572,000 for the six months ended June 30, 2022.

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates.

Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for at least six consecutive months and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Non-performing loans were $602,000 and $837,000, or 0.16% and 0.22% of total loans, at June 30, 2022 and December 31, 2021, respectively. At June 30, 2022, non-performing loans consisted of a residential mortgage loan and a home equity line of credit to deceased borrowers. The property securing both credit facilities was sold in July 2022 and all outstanding loan balances were paid. At December 31, 2021, non-performing loans consisted primarily of the residential mortgage loan and the home equity line of credit noted above and a $195,000 non-performing residential mortgage loan that was repurchased from an investor and restructured in 2021. This loan was returned to performing status during June 2022. The outstanding balance of this now accruing troubled debt restructuring was approximately $192,000 and $195,000 at June 30, 2022 and December 31, 2021, respectively. At June 30, 2022 and December 31, 2021, we had no foreclosed assets.

Comparison of Financial Condition at December 31, 2021 and December 31, 2020

Total Assets. Total assets were $487.1 million as of December 31, 2021, an increase of $44.0 million, or 9.9%, when compared to total assets of $443.1 million at December 31, 2020. The increase was due primarily to an increase in securities available-for-sale and net loans.

Cash and Due From Banks. Cash and due from banks increased $642,000, or 10.7%, to $6.6 million at December 31, 2021 from $6.0 million at December 31, 2020. This increase primarily resulted from an increase in deposits offset by increases in available-for-sale securities and net loans and a decrease in total borrowings.

Available-for-Sale Securities. Available-for-sale securities increased by $35.9 million, or 64.7%, to $91.4 million at December 31, 2021 from $55.5 million at December 31, 2020. This increase was due to investment purchases totaling $57.3 million, offset by proceeds from principal repayments, calls and sales totaling $20.0 million and a $1.2 million decrease in net unrealized holding gains and losses within the portfolio.

Net Loans. Net loans increased $8.3 million, or 2.3%, to $373.1 million at December 31, 2021 from $364.8 million at December 31, 2020. During the year ended December 31, 2021, we originated $130.4 million of loans, (including $13.1 million of PPP loans, which are classified as commercial and industrial loans). During 2021, we also purchased $14.1 million of one- to four-family residential mortgages and $2.0 million of consumer loans secured by manufactured housing properties. As of December 31, 2021 and 2020, the portfolios of purchased loans had outstanding principal balances of $29.7 million and $21.8, respectively, and were performing in accordance with their original repayment terms. Net deferred loan costs increased $945,000, or 134.0%, to $1.7 million at December 31, 2021 from $705,000 at December 31, 2020 due primarily to the increase in deferred costs on one- to four-family residential mortgage loans and consumer loans, offset by the net decrease in unearned fees received from the SBA for processing PPP loans. SBA fee and interest income recognized during the years ended December 31, 2021 and 2020 was approximately $1.1 million and $917,000, respectively, and is included in interest and fees on loans.

One- to four-family residential mortgage loans increased $20.5 million, or 9.6%, to $234.2 million at December 31, 2021 from $213.7 million at December 31, 2020. Commercial real estate mortgage loans increased $5.9 million, or 8.9%, to $72.1 million at December 31, 2021 from $66.2 million at December 31, 2020. Acquisition, development and land loans decreased $1.8 million, or 7.7%, to $21.4 million at December 31, 2021 from $23.1 million at December 31, 2020. Commercial and industrial loans decreased $18.4 million, or 40.7%, to $26.9 million at December 31, 2021 from $45.3 million at December 31, 2020. Home equity loans and lines of credit decreased $2.6 million, or 27.5%, to $6.9 million at December 31, 2021 from $9.6 million at December 31, 2020. Multi-family real estate loans increased $2.4 million, or 35.9%, to $9.0 million at December 31, 2021 from $6.6 million at December 31, 2020. Consumer loans increased by $1.6 million, or 55.4%, to $4.6 million at December 31, 2021 from $2.9 million at December 31, 2020. The decrease in our commercial and industrial loan portfolio was due primarily to $28.9 million of PPP loan forgiveness offset by the origination of $13.1 million of additional PPP loans during 2021, of which $5.5 million are outstanding at December 31, 2021. Excluding the impact of PPP loans, commercial and industrial loans decreased by $2.6 million during 2021.

Our strategy to grow the balance sheet continues to be through originations of one- to four-family residential mortgage loans, while also diversifying into higher yielding commercial and multi-family real estate loans and commercial and industrial loans to improve net margins and manage interest rate risk. We may also continue to sell selected, conforming 15-year and 30-year fixed rate mortgage loans to the secondary market on a servicing retained basis, providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

Our allowance for loan losses increased $248,000, or 7.4%, to $3.6 million at December 31, 2021 from $3.3 million at December 31, 2020. We measure and record the allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. We consider the impact of current environmental factors at the measurement date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, changes in the size of the loan portfolio, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. Given the many economic uncertainties regarding the COVID-19 pandemic, we made relevant adjustments to the qualitative factors in the measurement of the allowance for loan losses at December 31, 2021 and 2020 that balanced the need to recognize an allowance during this unprecedented economic situation while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses. For further information, see “—Summary of Critical Accounting Policies and Critical Accounting Estimates.”

We have limited or no direct exposure to industries that have been hardest hit by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, casinos and shopping malls. Our exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of our total loan portfolio at December 31, 2021 and 2020.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

Deposits increased $65.9 million, or 20.1%, to $393.2 million at December 31, 2021 from $327.4 million at December 31, 2020 primarily as a result of an increase in core deposits and the purchase of brokered deposits. Core deposits (defined as all deposits other than time deposits) increased $56.2 million, or 20.2%, to $334.9 million at December 31, 2021 from $278.7 million at December 31, 2020. The increase in core deposits was due to a $34.1 million, or 52.7%, increase in non-interest bearing accounts, a $10.8 million, or 11.2%, increase in NOW accounts and demand deposits, an increase in money market deposits of $2.0 million, or 2.9%, and an increase in savings deposits of $9.3 million, or 19.4%. Time deposits increased $9.7 million, or 19.8%, to $58.3 million at December 31, 2021 from $48.7 million at December 31, 2020. At December 31, 2021 and 2020, there were $18.1 million and $-0- of brokered deposits included in time deposits, respectively. The purchase of brokered deposits offered a lower cost alternative to advances from the Federal Home Loan Bank of a similar duration.

Borrowings. Total borrowings decreased $22.9 million, or 43.7%, to $29.5 million at December 31, 2021 from $52.3 million at December 31, 2020 due to a decrease in advances from Federal Reserve Bank of $18.2 million and a $4.7 million decrease in advances from Federal Home Loan Bank. Advances from Federal Reserve Bank were repaid as the associated PPP loans were forgiven. The decrease in advances from Federal Home Loan Bank was due primarily to the retirement of $20.0 million of long-term borrowings in advance of their scheduled maturities offset by $15.0 million of new long-term borrowings at lower interest rates.

Total Stockholders’ Equity. Total stockholders’ equity increased $1.6 million, or 2.7%, to $60.5 million at December 31, 2021 from $58.9 million at December 31, 2020. This increase was due primarily to net income of $2.6 million and the recognition of $161,000 of previously unearned compensation, offset by other comprehensive loss of $660,000 related to net changes in unrealized holding gains in the available-for-sale holdings portfolio and changes in the fair value of interest rate swap derivatives and treasury stock purchases of $515,000.

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates.

Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for at least six consecutive months and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Non-performing loans were $837,000 and $884,000, or 0.22% and 0.24% of total loans, at December 31, 2021 and 2020, respectively. At December 31, 2021, non-performing loans consisted primarily of a residential mortgage loan and a home equity line of credit to deceased borrowers which had outstanding balances totaling $602,000. The property has an estimated market value of approximately $1.2 million. Additionally, a $195,000 non-performing residential mortgage loan was repurchased from Freddie Mac and restructured. At December 31, 2020, non-performing loans consisted primarily of an SBA-guaranteed commercial and industrial loan, which had an outstanding balance of $822,000 and was secured by all business assets and personal real estate holdings of the guarantors. The SBA guaranteed 75% of this loan balance. Although this loan was performing according to its original terms at December 31, 2020, it was considered non-performing due to the financial condition and prospects of the borrower. The loan was repaid in full during 2021 with proceeds from the sale of certain personal real estate holdings of the guarantors. At December 31, 2021 and 2020, we had no foreclosed assets.

Comparison of Operating Results for the Six Months Ended June 30, 2022 and 2021

Net Income. Net income was $572,000 for the six months ended June 30, 2022, compared to $1.7 million for the six months ended June 30, 2021, a decrease of $1.2 million, or 67.1%. The decrease was due primarily to an increase in non-interest expenses of $1.2 million and a decrease in non-interest income of $539,000, offset by an increase in net interest and dividend income after provision for loan losses of $255,000 and a decrease in income tax expense of $305,000 during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Interest and Dividend Income. Interest and dividend income increased $109,000, or 1.4%, to $7.9 million for the six months ended June 30, 2022 from $7.8 million for the six months ended June 30, 2021. The increase was due primarily to a $450,000, or 76.5%, increase in interest and dividend income on investments offset by a $341,000, or 4.7%, decrease in interest and fees on loans. Interest and fees on loans for the six months ended June 30, 2022 and 2021 included $226,000 and $709,000 of interest and fees earned on PPP loans, respectively.

Average interest-earning assets increased $31.2 million, to $485.4 million for the six months ended June 30, 2022 from $454.2 million for the six months ended June 30, 2021. The annualized yield on interest earning-assets decreased 18 basis points to 3.26% for the six months ended June 30, 2022 from 3.44% for the six months ended June 30, 2021. The weighted average annualized yield for the loan portfolio decreased to 3.64% for the six months ended June 30, 2022 from 3.89% for the six months ended June 30, 2021. The weighted average annualized yield for all other interest-earning assets increased to 1.94% for the six months ended June 30, 2022 from 1.43% for the six months ended June 30, 2021 due primarily to the investment in higher-yielding taxable debt securities.

Interest Expense. Total interest expense decreased $121,000, or 23.6%, to $391,000 for the six months ended June 30, 2022 from $512,000 for the six months ended June 30, 2021. Interest expense on deposits decreased $79,000 for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The average balance of interest-bearing deposits increased $6.4 million, or 2.2%, to $295.3 million for the six months ended June 30, 2022 from $288.9 million for the six months ended June 30, 2021 primarily as a result of an increase in the average balance of NOW and demand and savings deposits offset by a decrease in the average balances of money market and time deposits. The weighted average annualized rate of interest-bearing deposits decreased to 0.17% for the six months ended June 30, 2022 from 0.23% for the six months ended June 30, 2021.

Interest expense on borrowings decreased $42,000, or 22.8%, to $142,000 for the six months ended June 30, 2022 from $184,000 for the six months ended June 30, 2021 primarily due to the retirement of $20.0 million of long-term borrowings from the FHLB in advance of their scheduled maturities in late 2021 as discussed above. The average balance of borrowings increased $3.2 million, or 7.2%, to $46.9 million for the six months ended June 30, 2022 from $43.8 million for the six months ended June 30, 2021. The weighted average annualized rate of borrowings decreased to 0.61% for the six months ended June 30, 2022 from 0.84% for the six months ended June 30, 2021 due primarily to a decrease in the interest expense associated with the retired borrowings offset by the interest expense associated with replacement long-term borrowings from the FHLB.

Net Interest and Dividend Income. Net interest and dividend income increased $230,000, or 3.2%, to $7.5 million for the six months ended June 30, 2022 from $7.3 million for the six months ended June 30, 2021. This increase was primarily due to a $31.2 million, or 6.9%, increase in the average balance of interest-earning assets, consisting primarily of increases in the average balances of loans and debt securities, offset by an increase of $8.8 million, or 2.6%, in the average balance of interest-bearing liabilities, consisting primarily of an increase in the average balance of borrowings, during the six months ended June 30, 2022. Annualized net interest margin decreased to 3.10% for the six months ended June 30, 2022 from 3.22% for the six months ended June 30, 2021 due primarily to a decrease in the average yield on loans offset by an increase in the average yield on debt securities and a decrease in the average rate of interest-bearing deposits and borrowings.

Provision for Loan Losses. Based on management’s analysis of the allowance for loan losses, a $60,000 provision for loan losses was recorded for the six months ended June 30, 2022, compared to $85,000 for the six months ended June 30, 2021.

Non-Interest Income. Non-interest income decreased $539,000, or 39.1%, to $840,000 for the six months ended June 30, 2022 compared to $1.4 million for the six months ended June 30, 2021. The decrease in non-interest income during the six months ended June 30, 2022 was due primarily to a $483,000 decrease in securities gains, net, an $86,000 decrease in gain on sale of loans and a $27,000 decrease in customer service fees offset by a $58,000 increase in investment services fees during the six months ended June 30, 2022.

Non-Interest Expense. Non-interest expense increased $1.2 million, or 18.5%, to $7.6 million for the six months ended June 30, 2022 compared to $6.4 million for the six months ended June 30, 2021. The increase in non-interest expense was due primarily to a $926,000, or 24.7%, increase in salaries and employee benefits expense. The increase in salaries and benefits during the six months ended June 30, 2022 was due to filling certain open positions and associated recruitment fees, normal salary increases and the recognition of previously unearned compensation associated with the restricted stock awards granted in 2021.

Income Taxes. Income tax expense decreased $305,000, or 71.1%, to $124,000 for the six months ended June 30, 2022 from $429,000 for the six months ended June 30, 2021. The effective tax rate was 17.8% and 19.8% for the six months ended June 30, 2022 and 2021, respectively. The decrease in income tax expense was due primarily to the decrease in income before income tax expense. Income before income tax expense decreased $1.5 million, or 67.9%, to $696,000 for the six months ended June 30, 2022 from $2.2 million for the six months ended June 30, 2021. The decrease in the effective tax rate for the six months ended June 30, 2022 as compared to the prior period was due primarily to the amount of non-taxable income as a percentage of income before income tax expense for the six months ended June 30, 2022 as compared to the prior period offset by an increase in the valuation allowance related to a charitable contribution carryforward during the six months ended June 30, 2022 as it was determined that it is more likely than not that the benefit from the charitable contribution carryforward will not be realized prior to expiration due to a decrease in our forecasted taxable income during the remaining carryforward period.

Comparison of Operating Results for the Years Ended December 31, 2021 and 2020

Net Income. Net income was $2.6 million for the year ended December 31, 2021, compared to net income of $1.1 million for the year ended December 31, 2020, an increase of $1.5 million, or 142.9%. The increase was related primarily to a $1.9 million, or 15.2%, increase in net interest and dividend income after provision for loan losses, a $203,000, or 9.9%, increase in non-interest income and a $105,000, or 0.8%, decrease in non-interest expense offset by a $625,000 increase in provision for income taxes during the year ended December 31, 2021.

Interest and Dividend Income. Interest and dividend income decreased $355,000, or 2.2%, to $15.5 million for the year ended December 31, 2021 from $15.9 million for the year ended December 31, 2020. This decrease was due to a $409,000, or 2.8%, decrease in interest and fees on loans offset by an increase of $54,000, or 4.1%, in interest and dividend income on investments. Interest and fees on loans for the years ended December 31, 2021 and 2020 included $1.1 million and $917,000 of interest and fees earned on PPP loans, respectively.

Average interest-earning assets increased $27.8 million, or 6.3%, to $468.4 million for the year ended December 31, 2021 from $440.6 million for the year ended December 31, 2020. The weighted average yield on interest-earning assets decreased 29 basis points to 3.31% for the year ended December 31, 2021 from 3.60% for the year ended December 31, 2020. The weighted average yield for the loan portfolio decreased 16 basis points to 3.79% for the year ended December 31, 2021 from 3.95% for the year ended December 31, 2020 primarily as a result of decreased market interest rates. The weighted average yield for all other interest-earning assets decreased to 1.42% for the year ended December 31, 2021 from 1.81% for the year ended December 31, 2020 due primarily to the reinvestment of proceeds from sales and maturities of taxable and non-taxable debt securities into lower yielding investments as a result of a decrease in market interest rates.

Interest Expense. Total interest expense decreased $1.9 million, or 61.1%, to $1.2 million for the year ended December 31, 2021 from $3.2 million for the year ended December 31, 2020. Interest expense on deposit accounts decreased $929,000, or 61.3%, to $586,000 for the year ended December 31, 2021 from $1.5 million for the year ended December 31, 2020. The average balance of interest-bearing deposits increased to $292.4 million for the year ended December 31, 2021 from $262.3 million for the year ended December 31, 2020, representing an increase of $30.1 million, or 11.5%, primarily as a result of an increase in the average balance of retail deposits – primarily retail NOW and demand deposits and savings deposits. The weighted average rate of interest-bearing deposits decreased to 0.20% for the year ended December 31, 2021 from 0.58% for the year ended December 31, 2020 primarily due to a decrease in market interest rates offset by an increase in interest-bearing deposit balances.

Interest expense on borrowings consists of interest on advances from the Federal Home Loan Bank and the Federal Reserve Bank. Interest expense on borrowings decreased $1.0 million, or 60.9%, to $649,000 for the year ended December 31, 2021 from $1.7 million for the year ended December 31, 2020 due primarily to the retirement of $18.0 million of long-term borrowings from the Federal Home Loan Bank in advance of their scheduled maturities during 2020, a decrease in the average balance of borrowings and a decrease in market interest rates offset by the retirement of $20.0 million of long-term borrowings during 2021 in advance of their scheduled maturities. Interest rates on borrowings retired during 2021 were above current market rates and were scheduled to mature in 2024 and 2025. We were able to retire these borrowings without incurring prepayment penalties. Interest expense on the retired borrowings, calculated as the present value of the total interest to be paid over the original scheduled maturity period, amounted to $281,000 and $838,000 during the years ended December 31, 2021 and 2020, respectively. The average balance of borrowings decreased $29.9 million, or 42.0%, to $41.2 million for the year ended December 31, 2021 from $71.1 million for the year ended December 31, 2020. The weighted average rate of borrowings decreased to 1.57% for the year ended December 31, 2021 from 2.33% for the year ended December 31, 2020 due primarily to a decrease in market interest rates and the net decrease in interest expense associated with retired borrowings.

Net Interest and Dividend Income. Net interest and dividend income increased $1.6 million, or 12.5%, to $14.3 million for the year ended December 31, 2021 from $12.7 million for the year ended December 31, 2020. This increase was due to a $27.8 million, or 6.3%, increase in the balance of average interest-earning assets and a 58 basis point, or 61.2%, decrease in the weighted average rate of average interest-bearing liabilities during the year ended December 31, 2021. Net interest margin increased to 3.04% for the year ended December 31, 2021 from 2.88% for the year ended December 31, 2020.

Provision for Loan Losses. Based upon management’s analysis of the allowance for loan losses, a $205,000 provision for loan losses was recorded for the year ended December 31, 2021 compared to $480,000 for the year ended December 31, 2020. The decrease in the provision for loan losses for the year ended December 31, 2021 was primarily due to adjustments to qualitative factors reflecting improved economic conditions compared to economic uncertainties as a result of COVID-19 during 2020.

Non-Interest Income. Non-interest income increased $203,000, or 9.9%, to $2.2 million for the year ended December 31, 2021 compared to $2.0 million for the year ended December 31, 2020. The increase in non-interest income during the year ended December 31, 2021 was due primarily to a $125,000, or 30.5%, increase in securities gains, net, a $166,000 increase in loan servicing fee income (loss), a $49,000, or 24.7%, increase in investment service fees, and a $28,000, or 2.9%, increase in customer service fees, offset by a decrease of $193,000, or 59.8%, in gain on sale of loans. The increase in loan servicing fee income (loss) reflects primarily, an increase in the fair value of our mortgage servicing intangible asset during the year ended December 31, 2021.

Non-Interest Expense. Non-interest expense decreased $105,000, or 0.8%, to $13.1 million for the year ended December 31, 2021 from $13.2 million for the year ended December 31, 2020. The decrease in non-interest expense was due primarily to a $236,000, or 2.9%, decrease in salaries and employee benefits, a $57,000, or 6.4%, decrease in professional fees and assessments, a $34,000, or 5.1%, decrease in occupancy expense and a $28,000, or 4.9%, decrease in equipment expense, offset by a $241,000 or 20.7%, increase in data processing during the year ended December 31, 2021. The decrease in salaries and employee benefits was due to the elimination of certain positions and early retirements during 2020, offset by normal salary increases. The increase in data processing was due primarily to continued investment in cybersecurity initiatives and enhancements to our customer-based technologies.

Income Taxes. Income tax expense was $601,000 for the year ended December 31, 2021 compared to an income tax benefit of $24,000 for the year ended December 31, 2020. The effective tax rate was 18.7% and (2.3)% for the years ended December 31, 2021 and 2020, respectively. Income before income tax expense increased $2.2 million, or 205.4%, to $3.2 million for the year ended December 31, 2021 from $1.1 million for the year ended December 31, 2020. The increase in the effective tax rate for 2021 as compared to 2020 was primarily due to a lack of a state net operating loss carry forward in the current year as it was utilized in 2020.

Management of Market Risk

General. Most of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage our exposure to changes in market interest rates. Accordingly, the board of directors established a management-level Asset/Liability Management Committee, which takes responsibility for overseeing the asset/liability management process and related procedures. The Asset/Liability Management Committee meets on at least a quarterly basis and reviews asset/liability strategies, liquidity positions, alternative funding sources, interest rate risk measurement reports, capital levels and economic trends at both national and local levels. Our interest rate risk position is also monitored quarterly by the board of directors.

We manage our interest rate risk in an effort to minimize the exposure of our earnings and capital to changes in market interest rates. We have implemented the following strategies to manage our interest rate risk: originating loans with adjustable interest rates; promoting core deposit products; selling a portion of fixed-rate one- to four-family residential real estate loans; maintaining investments as available-for-sale; diversifying our loan portfolio; and strengthening our capital position. By following these strategies, we believe that we are better positioned to react to changes in market interest rates.

Net Portfolio Value Simulation. We analyze our sensitivity to changes in interest rates through a net portfolio value of equity (“NPV”) model. NPV represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. The NPV ratio represents the dollar amount of our NPV divided by the present value of our total assets for a given interest rate scenario. NPV attempts to quantify our economic value using a discounted cash flow methodology while the NPV ratio reflects that value as a form of capital ratio. We estimate what our NPV would be at a specific date. We then calculate what the NPV would be at the same date throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve. We currently calculate NPV under the assumptions that interest rates increase 100, 200, 300 and 400 basis points from current market rates and that interest rates decrease 100 and 200 basis points from current market rates.

The following table presents the estimated changes in our net portfolio value that would result from changes in market interest rates as of June 30, 2022 and December 31, 2021.

As of June 30, 2022:

	Net Portfolio Value (“NPV”)			NPV as Percent of Portfolio Value of Assets
Basis Point (“bp”) Change in Interest Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
400 bp	$43,530	$(18,965)	(30.3)%	10.5%	(229)
300 bp	48,399	(14,096)	(22.6)	11.2	(157)
200 bp	53,393	(9,102)	(14.6)	11.8	(92)
100 bp	58,482	(4,013)	(6.4)	12.4	(32)
0	62,495	—	—	12.8	—
(100) bp	63,018	9,625	0.8	12.4	(39)
(200) bp	60,479	(2,016)	(3.2)	11.4	(132)

As of December 31, 2021:

	Net Portfolio Value (“NPV”)			NPV as Percent of Portfolio Value of Assets
Basis Point (“bp”) Change in Interest Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
400 bp	$46,403	$(9,528)	(17.0)%	11.2%	(23)
300 bp	49,878	(6,053)	(10.8)	11.6	12
200 bp	53,103	(2,828)	(5.1)	11.8	35
100 bp	55,794	(137)	(0.2)	11.9	43
0	55,931	—	—	11.4	—
(100) bp	47,726	(8,202)	(14.7)	9.5	(195)

The percent change to NPV in the (100) bp change in interest rates scenario was (14.7)% at December 31, 2021 versus a policy limit of (10.0)%. An extremely low interest rate environment may artificially reduce the calculated inherent value of our non-maturity deposits, which can inordinately impact the sensitivity of the NPV resulting in a mathematical aberration. All other categories of percent change to NPV were within policy limits.

Economic Value of Equity. Like most financial institutions, our profitability depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds, adjusted for the value of off-balance sheet contracts. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate sensitive assets and liabilities in response to these movements. Factors such as inflation, recession, and instability in financial markets, among other factors beyond our control, may affect interest rates.

In a rising interest rate environment, we would expect that the rates on our deposits and borrowings would reprice upwards faster than the rates on our long-term loans and investments, which would be expected to compress our interest rate spread and have a negative effect on our profitability. Furthermore, increases in interest rates may adversely affect the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income. If interest rates rise, we expect that our economic value of equity would decrease. Economic value of equity represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. Our economic value of equity analysis as of June 30, 2022 and December 31, 2021 estimated that, in the event of an instantaneous 200 basis point increase in interest rates, we would experience a 14.6% and 5.1% decrease in economic value of equity, respectively. At the same dates, our analysis estimated that, in the event of an instantaneous 100 basis point decrease in interest rates, we would experience a 0.8% increase and a 14.7% decrease in the economic value of equity, respectively. As noted above, we believe the decrease at December 31, 2021 is a mathematical aberration due to the then extremely low interest rate environment.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans and proceeds from sales and maturities of securities. We also rely on borrowings from the Federal Home Loan Bank as supplemental sources of funds. At June 30, 2022, we had $64.3 million outstanding in advances from the Federal Home Loan Bank and the ability to borrow an additional $58.0 million. Additionally, at June 30, 2022, we had an overnight line of credit with the Federal Home Loan Bank for up to $3.0 million and unsecured Fed Funds borrowing lines of credit with two correspondent banks for up to $5.0 million. At June 30, 2022, there were no outstanding balances under any of these additional credit facilities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Our most liquid assets are cash and cash equivalents and available-for-sale investment securities. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash provided by operating activities was $2.9 million for the six months ended June 30, 2022 and $2.4 million and $1.4 million for the years ended December 31, 2021 and 2020, respectively. Net cash used by investing activities, which consists primarily of disbursements for loan originations and purchases and the purchase of securities available-for-sale, offset by principal collections on loans, proceeds from sales, maturities and principal payments received on securities available-for-sale, was $34.4 million for the six months ended June 30, 2022 and $43.5 million and $31.9 million for the years ended December 31, 2021 and 2020, respectively. Net cash provided by financing activities, consisting primarily of activity in deposit accounts, Federal Home Loan Bank and Federal Reserve Bank advances, was $28.9 million for the six months ended June 30, 2022 and $41.7 million and $32.5 million for the years ended December 31, 2021 and 2020, respectively.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. We have no material commitments for capital expenditures as of June 30, 2022. COVID-19 has impacted our business and that of many of our customers, and the ultimate impact will depend on future developments, which remain uncertain, including the scope and duration of the pandemic and actions taken by governmental authorities in response to it. Our current strategy is to increase core deposits and utilize FHLB advances and brokered deposits to fund loan growth.

First Seacoast Bancorp is a separate legal entity from First Seacoast Bank and must provide for its own liquidity to pay its operating expenses and other financial obligations and to fund repurchases of shares of common stock. First Seacoast Bancorp’s primary source of income is dividends received from First Seacoast Bank. The amount of dividends that First Seacoast Bank may declare and pay to First Seacoast Bancorp is governed by applicable bank regulations. At June 30, 2022, First Seacoast Bancorp (on an unconsolidated basis) had liquid assets of $9.2 million.

At June 30, 2022, First Seacoast Bank exceeded all of its regulatory capital requirements. Management is not aware of any conditions or events that would change First Seacoast Bank’s categorization as well-capitalized.

The net proceeds from the stock offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including funding loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, which will increase our net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, as well as other factors associated with the stock offering, our return on equity will be adversely affected following the stock offering. See “Risk Factors – Risks Related to the Stock Offering – We do not have strong earnings and will have a relatively high capital level after the completion of the conversion and stock offering. We expect our return on equity will be low following the stock offering, which could negatively affect the trading price of our shares of common stock.”

Off-Balance Sheet Arrangements and Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At June 30, 2022, we had outstanding commitments to originate loans of $21.9 million and unfunded lines of credit of $50.8 million. We anticipate that we will have sufficient funds available to meet our current lending commitments. Time deposits that are scheduled to mature in one year or less from June 30, 2022 totaled $24.4 million. Management expects that a substantial portion of the maturing time deposits will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

See note 3 to the consolidated financial statements for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The consolidated financial statements and related data presented elsewhere in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF FIRST SEACOAST BANCORP, INC. AND FIRST SEACOAST BANCORP

First Seacoast Bancorp, Inc.

First Seacoast Bancorp, Inc., a Maryland corporation, was organized on September 2, 2022. Upon completion of the conversion and stock offering, it will become the holding company of First Seacoast Bank and will succeed to all of the business and operations of First Seacoast Bancorp and First Seacoast Bancorp, MHC, each of which will cease to exist upon completion of the conversion and stock offering.

As part of the conversion and stock offering, First Seacoast Bancorp, Inc. will receive the cash and other assets of First Seacoast Bancorp, the cash of First Seacoast Bancorp, MHC, and the net proceeds it retains from the stock offering. A portion of the net proceeds will be used to fund a loan to the First Seacoast Bank Employee Stock Ownership Plan. First Seacoast Bancorp, Inc. will have no significant liabilities. It intends to use the support staff and offices of First Seacoast Bank and will pay First Seacoast Bank for these services. If First Seacoast Bancorp, Inc. expands or changes its business in the future, it may hire its own employees.

First Seacoast Bancorp, Inc. intends to invest the net proceeds of the stock offering as discussed under “How We Intend to Use the Proceeds From the Stock Offering.” In the future, it may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for any of these activities.

First Seacoast Bancorp, Inc. will be subject to comprehensive regulation by the Federal Reserve Board.

First Seacoast Bancorp

First Seacoast Bancorp, a federal corporation, owns all of the outstanding shares of common stock of First Seacoast Bank. First Seacoast Bancorp’s primary business activity is directing the operations of First Seacoast Bank through its ownership of First Seacoast Bank. At June 30, 2022, First Seacoast Bancorp had consolidated total assets of $510.2 million, deposits of $387.9 million and stockholders’ equity of $51.9 million.

In July 2019, First Seacoast Bank reorganized into the two-tier mutual holding company structure and became the wholly-owned subsidiary of First Seacoast Bancorp. As part of the reorganization, First Seacoast Bancorp sold 2,676,740 shares of its common stock to the public at a price of $10.00 per share and contributed 60,835 shares of its common stock to the First Seacoast Community Foundation, Inc., together representing 45% of its then-outstanding shares of common stock, and issued an additional 3,345,925 shares of common stock, or 55% of its then-outstanding shares of common stock, to First Seacoast Bancorp, MHC.

First Seacoast Bancorp is subject to comprehensive regulation by the Federal Reserve Board.

BUSINESS OF FIRST SEACOAST BANK

General

First Seacoast Bank has served residents of the Seacoast area of New Hampshire since 1890. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

Our results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings, and non-interest income largely from customer service fees. The results of operations are also affected by the level of operating expenses, the provision for loan losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity.

Investment management services are offered through FSB Wealth Management, which operates as a division of First Seacoast Bank. FSB Wealth Management provides access to non-Federal Deposit Insurance Corporation-insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. The assets managed by FSB Wealth Management for wealth management customers are not assets of First Seacoast Bank. Accordingly, those assets are not reflected in First Seacoast Bancorp’s consolidated balance sheets. At June 30, 2022, assets under management totaled approximately $85.6 million. Revenues from wealth management services were $176,000 for the six months ended June 30, 2022, $247,000 for the year ended December 31, 2021 and $198,000 for the year ended December 31, 2020.

First Seacoast Bank is active in the communities it serves. First Seacoast Bank makes investments in community development lending and investments in low-income housing all of which strive to improve the communities we serve. In 2019, First Seacoast Bancorp established the First Seacoast Community Foundation, Inc., a charitable foundation dedicated to supporting charitable organizations operating in First Seacoast Bank’s local community.

First Seacoast Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency.

First Seacoast Bank’s website address is www.firstseacoastbank.com. Information on this website is not and should not be considered a part of this prospectus.

Market Area

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire, and one full-service banking office in Rockingham County, New Hampshire. Those counties are located in the southeastern part of the state along the New Hampshire Seacoast. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine. We view the greater Seacoast region as a primary area for growth, in light of its favorable demographic characteristics, such as a growing population in some relatively affluent markets. At the same time, the attractive features of the region have fostered a highly competitive environment for financial service providers.

The New Hampshire and southern Maine Seacoast region’s economy is fairly diversified, with employment in education, healthcare, government, services, retail and manufacturing sectors. Our Strafford County branches are located in the cities of Dover, Durham, Barrington and Rochester. Top employment sectors in Strafford County include services, healthcare, government, education, insurance, wholesale/retail, and manufacturing. Our Rockingham County branch is located in the city of Portsmouth. Top employment sectors in Rockingham County include services, healthcare, government, insurance, wholesale/retail, pharmaceuticals, and biotech. Additionally, although we do not have a branch office in York County, Maine, many of our customers work and reside in York County, which is contiguous to Strafford County. Our Dover headquarters is located approximately 65 miles from Boston and less than 50 miles from each of Manchester, New Hampshire, and Portland, Maine.

Based on published data, Rockingham County has a population of 317,000 and median household income of $102,139, which exceeds the median for the State of New Hampshire. Strafford County has a population of 52,000 and a median household income of $80,876, compared to the median of $85,417 for the State of New Hampshire. Rockingham County and Strafford County have each experienced population growth from 2017 to 2022, a trend that is expected to continue through 2027. Based on published data, Rockingham County and Strafford County both had a June 2022 unemployment rate of 2.0%, which was equal to the New Hampshire unemployment rate but less than the nationwide rate of 3.8%.

Competition

The financial services industry is highly competitive. First Seacoast Bank experiences substantial competition with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other non-bank financial service providers in attracting deposits, making loans and attracting wealth management customers. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices and mount extensive advertising campaigns. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers and the accelerating pace of consolidation among financial services providers.

The financial services industry has become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of First Seacoast Bank’s non-banking competitors have fewer regulatory constraints and may have lower cost structures. In addition, some competitors have assets, capital and lending limits greater than that of First Seacoast Bank, greater access to capital markets and offer a broader range of products and services than First Seacoast Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than First Seacoast Bank can offer.

Various in-state market competitors and out-of-state banks continue to enter or have announced plans to enter or expand their presence in the market areas in which First Seacoast Bank currently operates. With the addition of new banking presences within our market, First Seacoast Bank expects increased competition for loans, deposits and other financial products and services. Our competition for loans comes primarily from financial institutions in our market area. Our experience in recent years is that many financial institutions in our market area, especially community banks that are seeking to significantly expand their commercial loan portfolios and banks located in lower growth regions in New Hampshire and Maine, have been willing to price commercial loans aggressively in order to gain market share.

First Seacoast Bank intends to continue to rely upon local promotional activities, personal relationships established by officers, directors and employees with their customers and specialized services tailored to meet the needs of the communities served. Management believes that it can compete effectively as a result of local market knowledge, local decision making and awareness of customer needs.

At June 30, 2021 (the latest date for which public information is made available by the Federal Deposit Insurance Corporation), First Seacoast Bank’s deposit market share was 0.49% of total Federal Deposit Insurance Corporation-insured deposits in Rockingham County, representing the 17th largest market share of the 26 Federal Deposit Insurance Corporation-insured institutions with banking offices in the county, and 13.68% of total Federal Deposit Insurance Corporation-insured deposits in Strafford County, representing the 3rd largest market share of the 12 Federal Deposit Insurance Corporation-insured institutions with banking offices in the county. This data excludes deposits held by credit unions.

Lending Activities

General. Historically, our lending activities have emphasized one- to four-family residential real estate loans, and such loans continue to comprise the largest portion of our loan portfolio. Other areas of lending include commercial real estate loans and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. Subject to market conditions and our asset-liability analysis, we expect to continue to increase our focus on commercial real estate and commercial and industrial loans, in an effort to diversify our overall loan portfolio and increase the overall yield earned on our loans. We compete for loans by offering high quality personalized service, providing convenience and flexibility, providing timely responses on loan applications and by offering competitive pricing of loan products.

As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see note 15 of the notes to consolidated financial statements.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	At June 30, 2022		At December 31,
			2021		2020
	Amount	Percent	Amount	Percent	Amount	Percent

		(Dollars in thousands)
One- to four-family residential real estate	$240,242	62.6%	$234,199	62.4%	$213,718	58.2%
Commercial real estate	77,349	20.2%	72,057	19.2%	66,166	18.0%
Acquisition, development and land	17,078	4.5%	21,365	5.7%	23,145	6.3%
Commercial and industrial	24,641	6.4%	26,851	7.2%	45,262	12.3%
Home equity loans and lines of credit	9,201	2.4%	6,947	1.9%	9,583	2.6%
Multi-family	8,683	2.3%	8,998	2.4%	6,619	1.8%
Consumer	6,246	1.6%	4,574	1.2%	2,944	0.8%

Total loans	$383,440	100.0%	$374,991	100.0%	$367,437	100.0%

Net deferred loan costs	2,161		1,650		705
Allowance for loan losses	(3,644)		(3,590)		(3,342)

Net loans	$381,957		$373,051		$364,800

Contractual Maturities. The following tables set forth the contractual maturities of our total loan portfolio at June 30, 2022 and December 31, 2021. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

June 30, 2022	One- to Four- Family Residential Real Estate	Commercial Real Estate	Acquisition, Development and Land	Commercial and Industrial

	(In thousands)
Amounts due in:
One year or less	$130	$2,710	$2,099	$2,687
More than one to five years	1,816	14,231	191	17,856
More than five years to fifteen years	43,178	39,881	4,412	3,600
More than fifteen years	195,118	20,527	10,376	498

Total	$240,242	$77,349	$17,078	$24,641

June 30, 2022	Home Equity Loans and Lines of Credit	Multi-family	Consumer	Total

	(In thousands)
Amounts due in:
One year or less	$185	$—	$85	$7,896
More than one to five years	250	452	974	35,770
More than five years to fifteen years	1,889	7,820	573	101,353
More than fifteen years	6,877	411	4,614	238,421

Total	$9,201	$8,683	$6,246	$383,440

December 31, 2021	One- to Four- Family Residential Real Estate	Commercial Real Estate	Acquisition, Development and Land	Commercial and Industrial

	(In thousands)
Amounts due in:
One year or less	$23	$1,860	$751	$2,207
More than one to five years	1,708	11,829	1,450	21,571
More than five years to fifteen years	47,459	38,688	7,928	2,363
More than fifteen years	185,009	19,680	11,236	710

Total	$234,199	$72,057	$21,365	$26,851

December 31, 2021	Home Equity Loans and Lines of Credit	Multi-family	Consumer	Total

	(In thousands)
Amounts due in:
One year or less	$333	$—	$20	$5,194
More than one to five years	480	479	965	38,482
More than five years to fifteen years	2,276	7,792	347	106,853
More than fifteen years	3,858	727	3,242	224,462

Total	$6,947	$8,998	$4,574	$374,991

Fixed- and Adjustable-Rate Loan Schedule. The following table sets forth our fixed- and adjustable-rate loans at June 30, 2022 that are contractually due after June 30, 2023.

	June 30, 2022
	Fixed	Adjustable	Total

	(In thousands)
One- to four-family residential real estate	$233,291	$6,821	$240,112
Commercial real estate	34,069	40,570	74,639
Acquisition, development and land	10,018	4,961	14,979
Commercial and industrial	20,645	1,309	21,954
Home equity loans and lines of credit	83	8,933	9,016
Multi-family	5,206	3,477	8,683
Consumer	6,113	48	6,161

Total	$309,425	$66,119	$375,544

The following table sets forth our fixed- and adjustable-rate loans at December 31, 2021 that are contractually due after December 31, 2022.

	December 31, 2021
	Fixed	Adjustable	Total

	(In thousands)
One- to four-family residential real estate	$226,641	$7,535	$234,176
Commercial real estate	29,680	40,517	70,197
Acquisition, development and land	14,847	5,767	20,614
Commercial and industrial	23,331	1,313	24,644
Home equity loans and lines of credit	87	6,527	6,614
Multi-family	5,133	3,865	8,998
Consumer	4,505	49	4,554

Total	$304,224	$65,573	$369,797

One- to Four-Family Residential Real Estate Loans. Our one- to four-family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, substantially all of which are collateralized by the primary residence of the borrower. At June 30, 2022, we had $240.2 million of loans secured by one- to four-family residential real estate, representing 62.6% of our total loan portfolio. Generally, all of our one- to four-family residential real estate loans are secured by properties located in the New Hampshire and southern Maine Seacoast region. Purchased loans are secured by properties located in the greater Boston market in a contiguous state.

Our one- to four-family residential real estate loans have terms of up to 30 years and are generally underwritten according to Freddie Mac guidelines in amounts up to the maximum conforming loan limits as established by Freddie Mac. We refer to loans that conform to such guidelines as “conforming loans.” To a lesser extent, we also originate loans above the conforming limits, which are referred to as “jumbo loans.” We generally underwrite jumbo loans in a manner similar to conforming loans.

At June 30, 2022, 97.1% of our one- to four-family residential real estate loans were fixed-rate loans. We sell a portion of fixed-rate conforming loans that we originate on a servicing-retained basis. Secondary market investors that purchase our loans may include Freddie Mac, the New Hampshire Housing Finance Authority and other investors.

At June 30, 2022, 2.9% of our one- to four-family residential real estate loans were adjustable-rate loans. Our adjustable-rate mortgage loans have initial repricing terms of one, three or five years. Following the initial repricing term, such loans adjust annually for the balance of the loan term. Adjustable-rate mortgage loans are indexed to the One-Year U.S. Treasury Constant Maturity rate, plus a margin. The majority of such loans have an annual interest rate adjustment cap of 2.0% and a lifetime adjustment cap ranging from 4.0% to 6.0%. We typically hold our adjustable-rate one- to four-family residential real estate loans in our portfolio.

Loan-to-value ratios are determined by collateral type and occupancy level. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80%. Loans where the borrower obtains private mortgage insurance may be made in excess of this limit, pursuant to requirements set by the insurance provider.

We do not offer “interest only” mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not have a “subprime lending” program for one- to four-family residential real estate loans (i.e. loans that generally target borrowers with weakened credit histories).

Generally, residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable if, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. All borrowers are required to obtain title insurance for the benefit of First Seacoast Bank. We also require appropriate insurance coverage on properties securing real estate loans.

Commercial Real Estate and Multi-Family Real Estate Loans. Consistent with our strategy to diversify our loan portfolio and increase our yield, we have focused on the origination of commercial real estate and multi-family real estate loans. At June 30, 2022, we had $86.0 million in commercial real estate and multi-family real estate loans, representing 22.4% of our total loan portfolio. Of this aggregate amount, we had $54.7 million in owner-occupied commercial real estate loans, $22.7 million in non-owner-occupied commercial real estate loans and $8.7 million in multi-family real estate loans.

Our commercial real estate loans are secured by a variety of properties in our primary market area, including retail spaces, distribution centers, office buildings, manufacturing and warehouse properties, convenience stores and other local businesses, without any material concentrations in property type. Our multi-family real estate loans are secured by properties consisting of five or more rental units in our market area, including apartment buildings and student housing.

Commercial and multi-family real estate loans generally have higher balances and entail greater credit risks compared to one- to four-family residential real estate loans. The repayment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions, such as the economic uncertainties of COVID-19, that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties. If we foreclose on a commercial or multi-family real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial and multi-family real estate loans can be unpredictable and substantial.

Our commercial and multi-family real estate loans are generally originated as 10-year balloon loans, which reprice after five years and are amortized over 20 years. Interest rates on such loans are generally indexed to the Federal Home Loan Bank Five-Year Regular Classic Rate, plus a margin. The maximum loan-to-value ratio of our commercial and multi-family real estate loans is generally 80% of the lower of purchase price or appraised value of the properties securing the loan and generally requires a minimum debt-service coverage ratio of 1.2x.

We consider a number of factors in originating commercial and multi-family real estate loans. In addition to the debt-service coverage ratio, we evaluate the loan purpose, the quality of collateral and the borrower’s qualifications, experience, credit history, cash flows and financial statements and sources of repayment. Personal guarantees are generally obtained from the principals of closely-held companies. We gather information on environmental risks associated with commercial properties and also require appropriate insurance coverage on properties securing real estate loans. In addition, the borrower’s and guarantor’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates. We also purchase and participate in commercial and multi-family real estate loans from other financial institutions. Such loans are subject to the same underwriting criteria and loan approval requirements applied to loans originated by First Seacoast Bank.

At June 30, 2022, the average loan balance outstanding in the commercial real estate loans portfolio was $406,000 and the largest individual commercial real estate loan outstanding was a $3.9 million participation loan secured by a commercial building. This loan was performing in accordance with its original repayment terms at June 30, 2022. At June 30, 2022 the average loan balance outstanding in the multi-family real estate loans portfolio was $668,000 and the largest individual multi-family real estate loan outstanding was a $4.7 million participation loan secured by a 204-unit property. This loan was performing in accordance with its original repayment terms at June 30, 2022.

Acquisition, Development and Land Loans. At June 30, 2022, acquisition, development and land loans were $17.1 million, or 4.5%, of our total loan portfolio. These loans consist of residential construction loans, commercial and multi-family real estate construction loans and land loans. At June 30, 2022, the average loan balance outstanding in the acquisition, development and land loan portfolio was $255,000.

We originate loans to finance the construction or rehabilitation of owner-occupied one- to four-family residential properties to the prospective homeowners primarily located in our market area. Upon completion of construction, such loans convert to permanent mortgage loans. At June 30, 2022, residential construction loan balances were $8.0 million, or 2.1% of our total loan portfolio, with an additional $12.4 million available for advance to borrowers. Residential construction loans are generally structured as interest-only for nine months, with a loan-to-value ratio generally not exceeding 80% of the appraised value on a completed basis or the loan-to-cost of completion, whichever is less. However, if private mortgage insurance is obtained, we will consider a loan-to-value ratio up to 97%. We work with a third-party construction management firm that reviews each project before we approve the loan and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within nine months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 30 years total or 15 years for manufactured homes. The interest rate may be fixed or adjustable. At June 30, 2022, our largest individual residential construction loan outstanding had an outstanding balance of $980,000 and it was performing in accordance with its original repayment terms.

We also originate loans to finance the construction of commercial properties, primarily owner-occupied properties located in our market area. Upon completion of construction, such loans generally convert to permanent commercial mortgage loans. At June 30, 2022, commercial construction loans totaled $8.1 million, or 2.1% of our total loan portfolio, with an additional $4.7 million available for advance to borrowers. Commercial real estate construction loans are generally structured as interest-only for up to 18 months, with a loan-to-value of 80% of the appraised value on a completed basis or a loan-to-cost of completion ratio of up to 85%. We also originate commercial construction loans with an initial loan-to-value ratio of 90% when coupled with the U.S. Small Business Administration 504 Loan program. During the six months ended June 30, 2022, we originated five construction loans secured by owner-occupied properties under the Small Business Administration 504 Loan program, with aggregate original committed principal balances of $4.0 million. During the year ended December 31, 2021, we originated two construction loans secured by owner-occupied properties under the Small Business Administration 504 Loan program, with aggregate original principal balances of $1.9 million. We work with a third-party construction management firm that reviews each project before we approve the loan and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within 18 months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 20 years total (including the construction phase). The interest rate may be fixed or adjustable. At June 30, 2022, our largest commercial real estate construction loan had an outstanding balance of $1.9 million and it was performing in accordance with its original repayment terms.

Construction loans generally involve greater credit risk than financing improved real estate, because funds are advanced upon the security of the project, which is of uncertain value before its completion. Risk of loss on a construction loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction loans also carry the risk that construction will not be completed on time in accordance with specifications and projected costs.

We also originate loans to finance the acquisition and development of land. Land development loans are generally secured by vacant land located in our primary market and in process of improvement. At June 30, 2022, land development loan balances were $965,000, or 0.3%, of our total loan portfolio. We generally originate commercial land development loans with loan-to-value ratios of up to 70% where all approvals and permits for improvements are already in place and up to 50% where approvals and permits are not yet in place. The maximum construction term is generally 9 months for residential development properties and 18 months for commercial development properties. At June 30, 2022, our largest land loan had an outstanding balance of $137,000 and it was performing in accordance with its original repayment terms.

Land development loans generally involve greater credit risk than long-term financing on developed real estate. If a loan is made on property that is not yet approved for the planned development, there is a risk that necessary approvals will not be granted or will be delayed. Risk of loss on a land development loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of development costs is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Land development loans also carry the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, repayment of these loans can be dependent on the sale of the property to third parties, and the ultimate sale or rental of the property may not occur as anticipated.

Commercial and Industrial Loans. At June 30, 2022, we had $24.6 million of commercial and industrial loans representing 6.4% of our total loan portfolio, which included $139,000 of loans originated under the Paycheck Protection Program. We originate commercial and industrial loans, including equipment loans and business acquisition loans, and lines of credit to businesses operating in our local market area. Our commercial and industrial loans are generally used by the borrowers for working capital purposes or for acquiring equipment, inventory or furniture. Borrowers include professional organizations, family-owned businesses and not-for-profit businesses. These loans are generally secured by non-real estate business and personal assets, including equipment, inventory, accounts receivable and marketable securities, although we may support this collateral with liens on real property such as buildings and equipment. We generally require our commercial business borrowers to maintain their primary deposit accounts with us, which improves our overall interest rate spread and profitability.

Our commercial and industrial loans include term loans and revolving lines of credit and are made with either variable or fixed rates of interest. Variable interest rates are indexed to the Prime Rate as published in the Wall Street Journal, plus a margin. Commercial and industrial loans typically have shorter terms to maturity and higher interest rates than commercial real estate loans.

When originating commercial and industrial loans, we consider the financial history of the borrower, the debt service capabilities and cash flows of the borrower and other guarantors and the value of the underlying collateral. We generally require personal guarantees by the principals, as well as other appropriate guarantors, when personal assets are in joint names or a principal’s net worth is not sufficient to support the loan. Commercial and industrial loans can have a loan-to-value ratio of up to 80% of the value of the collateral securing the loan.

To assist small businesses with their credit needs for working capital, equipment and new real estate construction or acquisition, we originate commercial and industrial loans under the Small Business Administration 7(a) and Express Guarantee programs. Typically, a 7(a) loan includes a 75% guarantee and an Express loan includes a 50% guarantee from the U.S. Government. At June 30, 2022, we had six loans outstanding with an aggregate principal balance of $1.6 million with Small Business Administration 7(a) guarantees totaling $1.1 million and six Small Business Administration Express loans with an aggregate principal balance of $323,000 with guarantees totaling $162,000.

We intend to expand our commercial and industrial lending activities in order to diversify our loan portfolio, increase our yield and offer a full range of products to our commercial customers. However, these loans have greater credit risk than one- to four-family residential real estate loans. Our commercial and industrial loans are made based primarily on historical and projected cash flows of the borrower, the borrower’s experience and stability and the value and marketability of the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not materialize as forecasted, and collateral securing loans may fluctuate in value because of economic or individual performance factors. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself and the general economic environment in our market area. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts. Accordingly, financial information is obtained from the borrowers to evaluate cash flow sufficiency and is periodically updated during the life of the loan.

At June 30, 2022, the average loan balance outstanding in the commercial and industrial loans portfolio was $230,000. At June 30, 2022, the largest individual commercial and industrial loan had an outstanding balance of $3.0 million and is secured by marketable securities. This loan was performing in accordance with its original repayment terms at June 30, 2022.

Home Equity Loans and Lines of Credit. We offer home equity loans and lines of credit, which are multi-purpose loans used to finance various home or personal needs, where a one- to four-family primary or secondary residence serves as collateral, generally within our primary market area. At June 30, 2022, outstanding balances on home equity loans and lines of credit totaled $9.2 million, or 2.4% of our total loan portfolio, and the lines of credit had an additional $21.1 million available to draw.

Home equity loans are originated as fixed-rate term loans. Home equity lines of credit are tied to the Prime Rate as published in the Wall Street Journal and are offered for terms of up to 25 years, with a 10-year draw period and 15-year repayment period. Generally, our home equity loans and lines of credit are originated with loan-to-value ratios of up to 80%, inclusive of existing liens on the property.

Consumer Loans. We offer consumer loans to individuals who reside or work in our market area. Consumer lending has historically been a minor area of lending diversification for us. Consumer loans, other than consumer loans secured by manufactured housing properties, generally consist of installment loans extended directly to the borrower. These loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. It is expected that growth for this segment of our consumer loan portfolio will be limited, with such loans extended primarily to pre-existing First Seacoast Bank customers. At June 30, 2022, consumer loans totaled $6.2 million, or 1.6% of our total loan portfolio, of which $730,000 was unsecured.

During 2019, we began to purchase consumer loans secured by manufactured housing properties to supplement our consumer loan origination efforts. We purchased $1.3 million, $2.0 million and $1.5 million of these loans during the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, respectively. These loans are secured by properties located in the greater Seacoast region. At June 30, 2022, the portfolio of these loans had aggregate outstanding principal balances of $4.9 million and were performing in accordance with their original repayment terms. We expect that growth in this segment of our consumer loan portfolio will continue to increase in the future.

Loan Approval Procedures and Authority

Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Decisions on loan applications are made on the basis of detailed information submitted by the prospective borrower, credit histories that we obtain and property valuations. Our board of directors has established a Loan Officers Review Committee to oversee loan approvals. The voting members of the Loan Officers Review Committee consist of our President and Chief Executive Officer, Senior Vice President – Chief Financial Officer, Senior Vice President – Senior Commercial Loan Officer, Senior Vice President – Senior Retail Loan Officer, Senior Vice President – Bank Administration and Risk Management Officer, and Vice President – Director of Retail Banking and Sales Manager.

The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the seniority of the officer, the type of loan and underlying security. Our President and Chief Executive Officer has aggregate approval authority of up to $800,000 per relationship. Individual loan officers generally can approve secured commercial loans of up to $100,000 and residential real estate loans of up to $650,000. Loans in excess of individual officers’ lending limits generally can be approved by a second loan officer who is a voting member of our Loan Officers Review Committee, up to additional prescribed limits of $500,000 for secured commercial loans and $1.0 million for residential real estate loans. Loans in excess of such additional limits require approval of the full Loan Officers Review Committee. The Loan Officers Review Committee generally may approve secured commercial loans of up to $1.5 million regardless of existing non-commercial loan exposure. Any relationships in excess of $1.5 million must be approved by the board of directors.

From time to time, a loan applicant may not meet one or more of the loan policy or loan program requirements, which would ordinarily result in a denial of the loan application. A loan officer may seek an exception on behalf of the applicant. Any loan made with an exception to policy requires one additional level of approval, except that loans requiring the approval of the Loan Officers Review Committee or the board of directors are exempt from the requirement of additional approval.

Loans-to-One Borrower

Pursuant to federal law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of our unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable collateral” or 30% for certain residential development loans). At June 30, 2022, based on the 15% limitation, our loans-to-one-borrower limit was approximately $8.2 million. At June 30, 2022, our largest loan relationship with one borrower was $6.0 million in commercial real estate loans secured primarily by retail and warehouse properties located in our primary market area, which were performing in accordance with their original repayment terms.

Loan Originations, Purchases and Sales

Our loan originations are generated by our loan personnel operating at our banking office locations. Residential real estate loans are generated by our mortgage loan officers through referrals from real estate brokers, builders, walk-in customers, online applications, participation in local home shows, events with local realtors, contacts in the local community and referrals. Commercial real estate and commercial and industrial loans are originated through our commercial lenders, through previous lending relationships, referrals, direct solicitation and participation in industry-specific associations. Additionally, small business lending relationships are generated through our business development officers. Consumer loans are generated largely to existing customers and walk-ins. Loan generation is supported by our advertising campaigns.

While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period.

We consider our balance sheet, as well as market conditions, on an ongoing basis in making decisions as to whether to hold one- to four-family residential real estate loans we originate in our portfolio for investment or to sell such loans to investors, based on profitability and risk management considerations. We sell selected conforming, 15-year and 30-year fixed-rate one- to four-family residential real estate loans that we originate, on a servicing-retained basis, when we are able to, and strategically retain non-eligible fixed-rate and adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our one- to four-family residential loan portfolio. For the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, we sold $497,000, $6.2 million and $12.0 million, respectively, of our one- to four-family residential real estate loans. In addition to purchasing consumer loans secured by manufactured housing properties, as discussed above under “Consumer Loans,” we purchase one- to four-family residential real estate loans to supplement our own origination efforts. We did not purchase any such loans during the six months ended June 30, 2022. During the years ended December 31, 2021 and 2020, we purchased $14.1 million and $9.9 million, respectively, of one- to four-family residential real estate loans secured by properties located in the greater Boston market. As of June 30, 2022, the portfolio of purchased residential real estate loans had outstanding principal balances of $26.5 million and were performing in accordance with their original repayment terms. We also purchase participation interests in commercial and multi-family real estate loans in which we are not the lead originating lender. At June 30, 2022, we had outstanding participation interests totaling $20.6 million. All loan purchases and participations interests are subject to the same underwriting criteria and loan approvals that apply to loans that we originate for our portfolio. The properties are independently appraised and subject to field inspections by our loan officers.

Delinquent Loans and Non-Performing Assets

Delinquency Procedures. Our collection procedures for residential mortgage loans typically follow Freddie Mac collection guidelines, particularly the guidelines for residential mortgage loans serviced for others. When a residential real estate or consumer loan payment becomes more than 15 days past due, a notice is automatically sent to the customer. Once the letter is sent, we begin contacting the customer either by telephone or additional letters as appropriate. Alternating telephone attempts and additional letters continue until a loan becomes 90 days past due, at which point we would place the loan on non-accrual status and generally refer the loan for foreclosure proceedings, unless management determines that it is in the best interest of First Seacoast Bank to work further with the borrower to arrange a workout plan. The foreclosure process generally would begin when a loan becomes 120 days delinquent. We do not pursue multiple collections processes, such as considering modifications or workouts, while proceeding with foreclosure.

When a commercial loan or commercial real estate loan becomes 10 days past due, we contact the customer by mailing a late notice. The loan officer assigned to the account may also contact the borrower. If the loan continues to be past due, the loan officer will continue to contact the borrower to determine the cause of the past due payment(s) and arrange for payments. If a loan payment becomes 30 days past due, it will be reviewed by the Loan Officers Review Committee to develop a plan to bring the past due payment(s) current and determine if the likelihood of repayment is in question. The loan will also be evaluated for a change to the risk rating. If necessary, we will engage an attorney to pursue further collection efforts.

Delinquent Loans. The following tables set forth our loan delinquencies, including nonaccrual loans, by type and amount at the dates indicated.

				At December 31,
	At June 30, 2022			2021			2020
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due

	(In thousands)
One- to four-family residential real estate	$—	$—	$487	$—	$487	$235	$42	$—	$62
Commercial real estate	—	—	—	—	—	—	—	—	—
Acquisition, development and land	—	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—	822
Home equity loans and lines of credit	—	—	115	117	129	—	143	—	—
Multi-family	—	—	—	—	—	—	—	—	—
Consumer	10	—	—	6	—	—	—	—	—

Total	$10	$—	$602	$123	$616	$235	$185	$—	$884

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including troubled debt restructurings on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates. At June 30, 2022, our one troubled debt restructuring with an outstanding balance of $192,000 was on accrual status. At December 31, 2021, our one troubled debt restructuring was on non-accrual status. We did not have any troubled debt restructurings at December 31, 2020.

The following table sets forth information regarding our non-performing assets at the dates indicated.

		At December 31,
	At June 30, 2022	2021	2020

	(Dollars in thousands)
Non-accrual loans:
One- to four-family residential real estate	$487	$722	$62
Commercial real estate	—	—	—
Acquisition, development and land	—	—	—
Commercial and industrial	—	—	822
Home equity loans and lines of credit	115	115	—
Multi-family	—	—	—
Consumer	—	—	—

Total non-accrual loans	$602	$837	$884

Accruing loans past due 90 days or more	$—	$—	$—

Total non-performing loans	$602	$837	$884

Total real estate owned	$—	$—	$—

Total non-performing assets	$602	$837	$884

Total non-performing loans as a percent of total loans	0.16%	0.22%	0.24%
Total non-performing assets as a percent of total assets	0.12%	0.17%	0.20%

Non-performing Loans. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

At June 30, 2022, non-performing loans consist primarily of a residential mortgage loan a home equity line of credit to deceased borrowers which had outstanding balances totaling $602,000. The property has an estimated market value of approximately $1.2 million.

Troubled Debt Restructurings. Loans are considered troubled debt restructurings when a borrower is experiencing financial difficulties that lead to a restructuring of the loan, and First Seacoast Bank grants a concession to the borrower that it would not otherwise consider. These concessions include a modification of terms, such as a reduction of the stated interest rate or loan balance, a reduction of accrued interest, an extension of the maturity date at an interest rate lower than current market rate for a new loan with similar risk or some combination thereof to facilitate payment. Troubled debt restructurings are considered impaired loans.

Loans on non-accrual status at the date of modification are initially classified as a non-accrual troubled debt restructuring. Our policy provides that troubled debt restructurings are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments.

At June 30, 2022, there was one accruing troubled debt restructuring. This delinquent residential mortgage loan was originated during 2010 with Federal Housing Administration (“FHA”) insurance and sold to an investor with servicing retained by First Seacoast Bank. The FHA insurance lapsed and the loan was repurchased from the investor and a modification agreement was executed directly with the borrowers. The modification agreement defers delinquent interest and escrow payments to the end of the loan. The loan was determined to be a troubled debt restructuring as it did not meet the qualifications of Section 4013 of the CARES Act. At June 30, 2022, this loan had a fair value of $192,000 which was determined through a calculation of the present value of estimated future cash flows. The allowance for loan losses as of June 30, 2022 did not include a specific reserve for this troubled debt restructuring. There are no commitments to lend additional funds to these borrowers.

Foreclosed Assets. Foreclosed assets consist of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and are recorded at the lower of recorded investment or fair value, less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. We order a new appraisal before commencing foreclosure to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense, in either case during the applicable period of such determination. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value, less estimated costs to sell. At June 30, 2022, we had no foreclosed assets.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses in the loan portfolio. General allowances represent loss allowances, which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In accordance with our loan policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed or if the loan possesses weaknesses although currently performing. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on non-accrual status and classified “substandard.” Management reviews the status of each impaired loan on our watch list on a quarterly basis.

On the basis of this review of our assets, our classified assets (including commercial, residential and consumer loans) at the dates indicated were as follows:

	At June 30, 2022	At December 31,
		2021	2020

	(In thousands)
Substandard assets	$720	$969	$337
Doubtful assets	—	—	—
Loss assets	—	—	—

Total classified assets	$720	$969	$337

Special mention assets	$—	$2,701	$6,941

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, potential problem loans and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that management’s estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of its examination process, the Office of the Comptroller of the Currency will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2022	2021	2021	2020

	(Dollars in thousands)
Allowance at beginning of the period	$3,590	$3,342	$3,342	$2,875
Provision for loan losses	60	85	205	480
Charge-offs:
One- to four-family residential real estate	—	—	—	—
Commercial real estate	—	—	—	—
Acquisition, development and land	—	—	—	—
Commercial and industrial	—	—	—	—
Home equity loans and lines of credit	—	—	—	—
Multi-family	—	—	—	—
Consumer	(9)	—	—	(35)

Total charge-offs	$(9)	$—	$—	$(35)

Recoveries:
One- to four-family residential real estate	$—	$—	$1	$19
Commercial real estate	—	—	—	—
Acquisition, development and land	—	—	—	—
Commercial and industrial	1	37	39	2
Home equity loans and lines of credit	—	—	—	—
Multi-family	—	—	—	—
Consumer	2	2	3	1

Total recoveries	$3	$39	$43	$22

Net recoveries (charge-offs)	$(6)	$39	$43	$(13)

Allowance at end of period	$3,644	$3,466	$3,590	$3,342

Net recoveries (charge-offs) as a percent of average loans outstanding during the period:
One- to four-family residential real estate	—	—	—	0.01%
Commercial real estate	—	—	—	—
Acquisition, development and land	—	—	—	—
Commercial and industrial	—	0.01%	0.01%	—
Home equity loans and lines of credit	—	—	—	—
Multi-family	—	—	—	—
Consumer	—	—	—	(0.01)%
Allowance as a percent of total loans outstanding at period end	0.95%	0.92%	0.95%	0.91%
Total non-accrual loans as a percent of total loans at period end	0.16%	NA	0.22%	0.24%
Allowance as a percent of total non-accrual loans at period end	605.32%	NA	428.91%	378.05%
Net recoveries as a percent of average loans outstanding during the period	—	0.01%	0.01%	—

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At June 30, 2022			At December 31,
				2021			2020
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
One- to four-family residential real estate	$2,025	55.98%	62.65%	$2,139	60.04%	62.45%	$1,656	54.47%	58.16%
Commercial real estate	1,019	28.17%	20.17%	833	23.38%	19.22%	753	24.78%	18.01%
Acquisition, development and land	110	3.04%	4.45%	178	5.00%	5.70%	174	5.72%	6.30%
Commercial and industrial	208	5.75%	6.43%	194	5.45%	7.16%	267	8.78%	12.32%
Home equity loans and lines of credit	87	2.41%	2.40%	63	1.77%	1.85%	78	2.57%	2.61%
Multi-family	57	1.58%	2.27%	80	2.25%	2.40%	60	1.97%	1.80%
Consumer	111	3.07%	1.63%	75	2.11%	1.22%	52	1.71%	0.80%

Total allocated allowance	$3,617	100.00%	100.00%	$3,562	100.00%	100.00%	$3,040	100.00%	100.00%

Unallocated	27			28			302

Total	$3,644			$3,590			$3,342

We measure and record the allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. We consider the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. Given the many economic uncertainties regarding COVID-19, we made relevant adjustments to its qualitative factors in the measurement of its allowance for loan losses that balanced the need to recognize an allowance during this unprecedented economic situation while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, our regulators, in reviewing our loan portfolio, may require us to increase our allowance for loan losses. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations. See note 6 to the notes to our consolidated financial statements for a complete discussion of our allowance for loan losses.

Investment Activities

General. The goals of our investment policy are to provide and maintain liquidity to meet deposit withdrawal and loan funding needs, to help mitigate interest rate and market risk, to diversify our assets and to generate a reasonable rate of return on funds within the context of our interest rate and credit risk objectives. Our board of directors is responsible for adopting and reviewing annually our investment policy. Our Asset/Liability Management Committee is responsible for implementing our investment policy. Authority to make investments under the approved investment policy guidelines is delegated to our President and Chief Executive Officer, Chief Financial Officer and Finance Officer. All investment transactions are reviewed at the next regularly scheduled meeting of the board of directors. All of our investment securities are classified as available-for-sale.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank, time deposits of federally insured institutions, investment grade corporate bonds, corporate subordinated debt and investment grade marketable equity securities. We also are required to maintain an investment in Federal Home Loan Bank stock.

Accumulated Other Comprehensive Income/(Loss) and Investment Securities Available-for-Sale. Generally accepted accounting principles in the United States require that unrealized gains and losses on investment securities available-for-sale be reported as a separate component of stockholders’ equity as a component of accumulated other comprehensive income. Our available-for-sale securities consist of debt securities that we intend to hold for an indefinite period of time, but not necessarily to maturity, and are carried at fair value. Generally, when market interest rates rise, the fair value of investment securities available-for-sale decreases, resulting in unrealized losses, net of tax, and when market interest rates decrease, the fair value of those securities increases, resulting in unrealized gains, net of tax.

During the six months ended June 30, 2022, market interest rates increased significantly, which resulted in unrealized losses, net of tax, resulting from the decrease in the fair value of our investment securities available-for-sale. At June 30, 2022, our consolidated stockholders’ equity of $51.9 million had been reduced by $8.6 million related to these unrealized losses. Future increases in market interest rates are likely to result in additional unrealized losses on investment securities available-for-sale, which would reduce our stockholders’ equity. However, because First Seacoast Bank made a permitted election to opt-out from the inclusion of accumulated other comprehensive income/loss in the calculation of its regulatory capital, accumulated other comprehensive income/loss does not affect First Seacoast Bank’s regulatory capital levels.

Each quarter, or more often if a potential loss triggering event occurs, we assess our investment securities available-for-sale. We consider the extent and duration of any unrealized losses and the financial condition and near term prospects of the issuers. At June 30, 2022, December 31, 2021 and December 31, 2020, we did not intend to sell our investment securities available-for-sale and it was unlikely that we would have had to sell them before recovery of their amortized cost, which may be at maturity, and we believed that the unrealized losses were primarily due to market interest rate fluctuations and not changes in credit quality. Accordingly, we did not recognize any losses on our investment securities available-for-sale at June 30, 2022, December 31, 2021 or December 31, 2020.

U.S. Government-Sponsored Enterprises Obligations. At June 30, 2022, we had government-sponsored enterprise obligations issued by various U.S. Government agencies totaling $5.8 million, which constituted 5.7% of our securities portfolio. We invest primarily in Federal Farm Credit Bank and Federal Home Loan Bank bonds.

U.S. Government Agency Small Business Administration Pools. At June 30, 2022, we had government-sponsored small business investment company (“SBIC”) pools issued and guaranteed by the U.S. Small Business Administration totaling $9.4 million, which constituted 9.1% of our securities portfolio. An SBIC is a privately owned and managed investment fund licensed and regulated by the SBA. An SBIC uses its own capital, plus funds borrowed with an SBA guarantee, to make equity and debt investments in qualifying small businesses.

Municipal Bonds. At June 30, 2022, we had municipal bonds totaling $53.3 million, which constituted 51.6% of our securities portfolio, with an average maturity of 18 years and 6 months. These securities often provide slightly higher after-tax yields than U.S. Government and agency securities and residential mortgage-backed securities, but are not as liquid as other investments, so we typically maintain investments in municipal securities, to the extent appropriate, for generating returns in our investment portfolio. We invest primarily in bank- and nonbank-qualified tax-advantaged municipal securities of a satisfactory investment quality rating.

U.S. Government-Sponsored Mortgage-Backed Securities. At June 30, 2022, we had government-sponsored mortgage-backed securities and collateralized mortgage obligations issued by the FHLMC, Fannie Mae and Government National Mortgage Association totaling $30.2 million, which constituted 29.2% of our securities portfolio. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest of the underlying loans is “passed through” to investors, net of certain costs, including servicing and guarantee fees. We invest primarily in mortgage-backed securities backed by one- to four-family residential mortgages.

Corporate Subordinated Debt. At June 30, 2022, we had corporate subordinated debt totaling $4.6 million, which constituted 4.5% of our securities portfolio. These fixed-to-floating subordinated notes were issued by banks located in our market area.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, primarily Federal Home Loan Bank advances and repurchase agreements, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, loan and mortgage-backed securities prepayments, maturities and calls of available-for-sale securities, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

At June 30, 2022, our core deposits, which are deposits other than time deposits, were $333.0 million, representing 85.9% of total deposits. As part of our business strategy, we intend to continue efforts to increase our core deposits while allowing higher-cost time deposits to run off upon maturity. We generally require commercial business borrowers to maintain their primary deposit accounts with us. At June 30, 2022, our deposits totaled $387.9 million.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability and customer preferences and concerns. We generally review our deposit pricing on a monthly basis and continually review our deposit mix. Our deposit pricing strategy has generally been to offer competitive rates, while generally not providing the highest rates in the market. We find it more profitable to concentrate on specific special rate and term accounts, which allows us to add accounts without impacting our overall liability costs for existing accounts.

We also rely on customer service, convenience of our branch office locations, advertising and pre-existing relationships to gather and develop deposit relationships. Developing comprehensive banking relationships is a top priority for us and is a focus of our commercial lending team and business development officers. In recent years, we have introduced new business deposit products to appeal to our commercial borrowers. At June 30, 2022, our ratio of commercial deposits to commercial loans (including commercial real estate loans, acquisition, development and land loans and commercial and industrial loans) was 89.75%.

The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The significant increase in deposit balances during the COVID-19 pandemic may not be long lasting. Our liquidity position is monitored daily and we believe we have a strong contingency liquidity plan should deposit balances fluctuate. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers’ demands. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At June 30, 2022			At December 31,
				2021			2020
	Amount	Percent	Average Rate	Amount	Percent	Average Rate	Amount	Percent	Average Rate

	(Dollars in thousands)
Non-interest bearing accounts	$91,700	23.64%	—%	$98,624	25.08%	—%	$64,571	19.72%	—%
NOW and demand deposits	113,541	29.28	0.37	107,611	27.36	0.36	96,765	29.56	0.64
Money market deposits	63,736	16.43	0.08	71,317	18.14	0.08	69,320	21.17	0.14
Savings deposits	64,075	16.52	0.04	57,365	14.59	0.05	48,057	14.68	0.09
Time deposits	54,816	14.13	0.47	58,326	14.83	0.56	48,668	14.87	0.88

Total	$387,868	100.00%	0.20%	$393,243	100.00%	0.20%	$327,381	100.00%	0.36%

As of June 30, 2022 and December 31, 2021 and 2020, the aggregate amount of uninsured total deposit balances, which is the portion exceeding the $250,000 Federal Deposit Insurance Corporation insurance limit, was $92.4 million, $88.3 million and $55.6 million, respectively. At June 30, 2022 and December 31, 2021, uninsured time deposits totaled $1.2 million and $1.8 million, respectively. The following table sets forth the maturity of uninsured time deposits as of the dates indicated.

(In thousands)	June 30, 2022	December 31, 2021
Maturity Period:
Three months or less	$358	$1,167
Over three through six months	4	124
Over six through twelve months	718	94
Over twelve months	134	396

Total	$1,214	$1,781

Borrowings. We may obtain advances from the Federal Home Loan Bank upon the security of our capital stock in the Federal Home Loan Bank and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. We use such advances to provide short-term funding as a supplement to our deposits. At June 30, 2022, we had $64.3 million in advances from the Federal Home Loan Bank and $58.0 million of additional borrowing capacity. During November and December 2021, we retired a total of $20.0 million of long-term borrowings from the Federal Home Loan Bank in advance of their scheduled maturities. The interest rates on these borrowings were above current market rates and were scheduled to mature in 2024 and 2025. We were able to retire these borrowings without incurring prepayment penalties. Interest expense, calculated as the present value of the total interest to be paid over the original scheduled maturity period, amounted to $281,000.

During 2020, First Seacoast Bank established a Paycheck Protection Program Liquidity Facility (“PPPLF”) with the Federal Reserve Bank of Boston which was secured by pledges of our PPP loans. The interest rate applicable to any advance made under the PPPLF was 35 basis points. At June 30, 2022, no PPPLF advances were outstanding and all associated collateralized PPP loans were paid or forgiven.

At June 30, 2022, First Seacoast Bank had an overnight line of credit with the Federal Home Loan Bank that may be drawn up to $3.0 million. We may access additional advances if we purchase additional Federal Home Loan Bank capital stock. Additionally, at June 30, 2022, we had $5.0 million of unsecured Fed funds borrowing lines of credit with two correspondent banks. The entire balance of these credit facilities was available as of June 30, 2022.

FSB Wealth Management

FSB Wealth Management, a division of First Seacoast Bank, provides access to non-Federal Deposit Insurance Corporation-insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through Infinex Investments, Inc., a third-party registered broker-dealer and investment advisor. Pursuant to an investment services agreement, Infinex Investments, Inc. provides brokerage and clearing services; investment advisory services; insurance services; and marketing, educational, research, and technical assistance services and, in return, FSB Wealth Management receives fees from Infinex Investments, Inc. from advisory services and commissions on individual investment and insurance products purchased by clients.

On August 17, 2021, First Seacoast Bank entered into a definitive agreement with an investment advisory and wealth management firm (the “seller”) to purchase certain of its client accounts and client relationships for a purchase price of $347,000 (included in other assets at December 31, 2021), of which $172,000 was paid at closing. Each client account has been assigned a value, and as each client account transfers to First Seacoast Bank, 85% of this value will be paid to the seller. By December 31, 2022, or upon mutual agreement that the transition of client accounts is complete, whichever is earlier, the balance of the purchase price will be paid to the seller. As of June 30, 2022, approximately $23.4 million of purchased client accounts are included in total assets under management. The client accounts purchased are recorded as a customer list intangible asset. Identifiable intangible assets that are subject to amortization will be reviewed for impairment, at least annually, based on their fair value. Any impairment will be recognized as a charge to earnings and the adjusted carrying amount of the intangible asset will become its new accounting basis. The remaining useful life of the intangible asset will also be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. First Seacoast Bancorp is amortizing the customer list intangible on a straight-line basis over a ten-year period. During the six months ended June 30, 2022 and the year ended December 31, 2021, $18,000 and $13,000 of amortization expense, respectively, was recorded.

The assets managed by FSB Wealth Management for wealth management customers are not assets of First Seacoast Bank. Accordingly, those assets are not reflected in First Seacoast Bancorp’s consolidated balance sheets. At June 30, 2022, assets under management totaled approximately $85.6 million. Revenues from wealth management services were $176,000 for the six months ended June 30, 2022, $247,000 for the year ended December 31, 2021 and $198,000 for the year ended December 31, 2020.

Employees

At June 30, 2022, we had 80 full-time employees and three part-time employees. Management believes that we have a good working relationship with our employees.

Properties

At June 30, 2022, the net book value of our land, buildings and equipment was $4.4 million. The following table sets forth information regarding our offices at June 30, 2022.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office:
633 Central Avenue Dover, NH 03820	Owned	1890	$1,353
Branch Offices:
6 Eastern Avenue Barrington, NH 03825	Owned	1974	952
7A Mill Road Durham, NH 03824	Leased	1979	27
1650 Woodbury Avenue Portsmouth, NH 03801	Owned	1987	929
17 Wakefield Street Rochester, NH 03867	Owned	2009	1,139

Subsidiary Activities

First Seacoast Bank is the only subsidiary of First Seacoast Bancorp. FSB Service Corporation, Inc. is the sole subsidiary of First Seacoast Bank and is currently inactive.

SUPERVISION AND REGULATION

General

As a federal savings association, First Seacoast Bank is subject to examination and regulation by the Office of the Comptroller of the Currency, and is also subject to examination by the Federal Deposit Insurance Corporation. The federal system of regulation and supervision establishes a comprehensive framework of activities in which First Seacoast Bank may engage and is intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation’s Deposit Insurance Fund. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors, and not for the protection of security holders. First Seacoast Bank also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as First Seacoast Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

Following the completion of the conversion and stock offering, First Seacoast Bancorp, Inc., as a savings and loan holding company, will be required to comply with the rules and regulations of the Federal Reserve Board. It will be required to file certain reports with the Federal Reserve Board and will be subject to examination by and the enforcement authority of the Federal Reserve Board. First Seacoast Bancorp, Inc. will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Securities and Exchange Commission or Congress, could have a material adverse impact on the operations and financial performance of First Seacoast Bancorp, Inc. and First Seacoast Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to First Seacoast Bank and First Seacoast Bancorp, Inc. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on First Seacoast Bank and First Seacoast Bancorp, Inc.

Federal Banking Regulation

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, First Seacoast Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. First Seacoast Bank may also establish subsidiaries that may engage in certain activities not otherwise permissible for First Seacoast Bank, including real estate investment and securities and insurance brokerage.

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that made such an election regarding the treatment of Accumulated Other Comprehensive Income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the Accumulated Other Comprehensive Income opt-out have it incorporated into common equity Tier 1 capital (including unrealized gains and losses on investment securities available-for-sale). First Seacoast Bank exercised the opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution’s capital adequacy, the Office of the Comptroller of the Currency takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. As fully implemented on January 1, 2019, the capital conservation buffer requirement is 2.5% of risk-weighted assets.

At June 30, 2022, First Seacoast Bank’s capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. At June 30, 2022, First Seacoast Bank complied with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings association, First Seacoast Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, First Seacoast Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of the most recent 12-month period. “Portfolio assets” generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.

First Seacoast Bank also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code of 1986, as amended. This test generally requires a savings association to have at least 75% of its deposits held by the public and earn at least 25% of its income from loans and U.S. government obligations. Alternatively, a savings association can satisfy this test by maintaining at least 60% of its assets in cash, real estate loans and U.S. Government or state obligations.

A savings association that fails the qualified thrift lender test must operate under specified restrictions set forth in the Home Owners’ Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At June 30, 2022, First Seacoast Bank satisfied the QTL test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association’s capital account. A federal savings association must file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if:

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the total capital distributions for the applicable calendar year exceed the sum of the savings association’s net income for that year to date plus the savings association’s retained net income for the preceding two years;

•	the savings association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

•

the savings association is not eligible for expedited treatment of its filings, generally due to an unsatisfactory CAMELS rating or being subject to a cease and desist order or formal written agreement that requires action to improve the institution’s financial condition.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as First Seacoast Bank, must still file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

A notice or application related to a capital distribution may be disapproved if:

•	the federal savings association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings association also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the Office of the Comptroller of the Currency is required to assess the federal savings association’s record of compliance with the Community Reinvestment Act. A savings association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. First Seacoast Bank received an “outstanding” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings association’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as First Seacoast Bank. Upon completion of the conversion and stock offering, First Seacoast Bancorp, Inc. will be an affiliate of First Seacoast Bank because of its control of First Seacoast Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

First Seacoast Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of First Seacoast Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by First Seacoast Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular savings association. If such action is not taken, the Federal Deposit Insurance Corporation has authority to take the action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Interstate Banking and Branching. Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, among other things, recent amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Action. Federal law requires, among other things, that federal bank regulators take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The applicable Office of the Comptroller of the Currency regulations were amended to incorporate the previously mentioned increased regulatory capital standards. Under the amended regulations, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank’s compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

At June 30, 2022, First Seacoast Bank met the criteria for being considered “well capitalized.”

Insurance of Deposit Accounts. The Deposit Insurance Fund of the Federal Deposit Insurance Corporation insures deposits at Federal Deposit Insurance Corporation insured financial institutions such as First Seacoast Bank. Deposit accounts in First Seacoast Bank are insured by the Federal Deposit Insurance Corporation generally up to a maximum of $250,000 per separately insured depositor. The Federal Deposit Insurance Corporation charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the Federal Deposit Insurance Corporation’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments. Institutions deemed to be less risky pay lower rates while institutions deemed riskier pay higher rates. Assessment rates (inclusive of possible adjustments) currently range from 2 1/2 to 45 basis points of each institution’s total assets less tangible capital. The Federal Deposit Insurance Corporation may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The Federal Deposit Insurance Corporation’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s deposits.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of First Seacoast Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Privacy Regulations. Federal regulations generally require that First Seacoast Bank disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. In addition, First Seacoast Bank is required to provide its customers with the ability to “opt-out” of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. First Seacoast Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

USA PATRIOT Act. First Seacoast Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies and imposes affirmative obligations on financial institutions, such as enhanced recordkeeping and customer identification requirements.

Prohibitions Against Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

Interest and other charges collected or contracted for by First Seacoast Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of First Seacoast Bank are also subject to, among others, the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2022, First Seacoast Bank would have been required to maintain average daily reserves equal to 3% on aggregate transaction accounts of up to and including $640.6 million, plus 10% on the remainder, and the first $32.4 million of otherwise reservable balances are exempt. However, in March 2020, the Federal Reserve Board reduced all reserve requirements to zero in response to the COVID-19 pandemic.

Federal Home Loan Bank System

As a member of the Federal Home Loan Bank of Boston, First Seacoast Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank of Boston provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank of Boston are required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Boston. First Seacoast Bank complied with this requirement at June 30, 2022. Based on redemption provisions of the Federal Home Loan Bank of Boston, the stock has no quoted market value and is carried at cost. First Seacoast Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Boston stock. At June 30, 2022, no impairment had been recognized.

Holding Company Regulation

Upon completion of the conversion and stock offering, First Seacoast Bancorp, Inc. will be a unitary savings and loan holding company subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board will have enforcement authority over First Seacoast Bancorp, Inc. and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to First Seacoast Bank.

As a savings and loan holding company, First Seacoast Bancorp, Inc.’s activities will be limited to those activities permissible by law for financial holding companies (if First Seacoast Bancorp, Inc. makes an election to be treated as a financial holding company and meets the other requirements to be a financial holding company) or multiple savings and loan holding companies. First Seacoast Bancorp, Inc. has no present intention to make an election to be treated as a financial holding company. A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity. Such activities include lending and other activities permitted for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, insurance and underwriting equity securities. Multiple savings and loan holding companies are authorized to engage in activities specified by federal regulation, including activities permitted for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company without prior written approval of the Federal Reserve Board, and from acquiring or retaining control of any depository institution not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors. A savings and loan holding company may not acquire a savings institution in another state and hold the target institution as a separate subsidiary unless it is a supervisory acquisition or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Savings and loan holding companies historically have not been subject to consolidated regulatory capital requirements. The Dodd-Frank Act requires the Federal Reserve Board to establish minimum consolidated capital requirements for all depository institution holding companies that are as stringent as those required for the insured depository subsidiaries. However, savings and loan holding companies of under $3 billion in consolidated assets remain exempt from consolidated regulatory capital requirements, unless the Federal Reserve determines otherwise in particular cases.

The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The Federal Reserve Board has promulgated regulations implementing the “source of strength” doctrine that require holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of First Seacoast Bancorp, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

First Seacoast Bancorp, Inc. common stock will be registered with the Securities and Exchange Commission upon completion of the conversion and stock offering. First Seacoast Bancorp, Inc. will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration, under the Securities Act of 1933, of the shares of common stock to be issued by First Seacoast Bancorp, Inc. in the conversion and stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of First Seacoast Bancorp, Inc. may be resold without registration. Shares purchased by an affiliate of First Seacoast Bancorp, Inc. will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If First Seacoast Bancorp, Inc. meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of First Seacoast Bancorp, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of First Seacoast Bancorp, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, First Seacoast Bancorp, Inc. may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of a savings and loan holding company, such as First Seacoast Bancorp, Inc., unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with First Seacoast Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a savings and loan holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Emerging Growth Company Status

First Seacoast Bancorp is an emerging growth company. As successor to First Seacoast Bancorp, First Seacoast Bancorp, Inc. will also be an emerging growth company. For as long as First Seacoast Bancorp, Inc. continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, First Seacoast Bancorp, Inc. also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

First Seacoast Bancorp, Inc. will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the mutual holding company reorganization of First Seacoast Bank on July 16, 2019 (which will be December 31, 2024); (ii) the first fiscal year after our annual gross revenues are $1.0 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

TAXATION

First Seacoast Bancorp, MHC, First Seacoast Bancorp, and First Seacoast Bank are, and First Seacoast Bancorp, Inc. will be, subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize certain pertinent tax matters and is not a comprehensive description of the tax rules applicable to First Seacoast, First Seacoast Bancorp, Inc. or First Seacoast Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

Method of Accounting. For federal income tax purposes, First Seacoast Bancorp and First Seacoast Bank report their income and expenses on the accrual method of accounting and use a tax year ending December 31 for filing their federal income tax returns. First Seacoast Bancorp, Inc. and First Seacoast Bank will do likewise following the completion of the conversion and stock offering.

Net Operating Loss Carryovers. A financial institution may carry net operating losses forward to the succeeding 20 taxable years. At June 30, 2022, First Seacoast Bank had no net operating loss carryovers.

Charitable Contribution Carryovers. A financial institution’s deduction for charitable contributions is limited to 10% of its federal taxable income with the excess carried forward to the succeeding five taxable years. Any contributions remaining after the five-year carryover period that has not been deducted is no longer deductible. At June 30, 2022, First Seacoast Bank had approximately $457,000 of charitable contribution carryovers.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At June 30, 2022, First Seacoast Bank had no capital loss carryovers.

Corporate Dividends. First Seacoast Bancorp may generally exclude from its income 100% of dividends received from First Seacoast Bank as a member of the same affiliated group of corporations.

State Taxation

New Hampshire State Taxation. First Seacoast Bank is subject to New Hampshire business profits tax at the rate of 7.6% on its taxable income for 2022 (7.5% thereafter), before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income, subject to certain adjustments.

Maryland State Taxation. As a Maryland business corporation, First Seacoast Bancorp, Inc. is required to file an annual report with and pay franchise taxes to the State of Maryland.

MANAGEMENT

Our Directors and Executive Officers

Directors of First Seacoast Bancorp, Inc. serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The executive officers of First Seacoast Bancorp, Inc. are elected annually by the Board of Directors. The following table sets forth certain information about our directors and executive officers at June 30, 2022:

Name	Position(s) Held With First Seacoast Bancorp, Inc. and/or First Seacoast Bank	Age	Director Since (1)	Current Term Expires
Directors:
Michael J. Bolduc	Director	51	2011	2025
Mark P. Boulanger	Director	50	2018	2025
James R. Brannen	President and Chief Executive Officer	60	2018	2023
James Jalbert	Director	64	2010	2023
Thomas J. Jean	Director	43	2013	2024
Erica A. Johnson	Director	42	2018	2024
Dana C. Lynch	Director	68	1998	2025
Janet L. Sylvester	Director (Chairperson of the Board)	64	2013	2024
Paula J. Williamson-Reid	Director	60	2018	2023
Executive Officers Who are Not Directors:
Richard M. Donovan	Chief Financial Officer	56	N/A	N/A
Timothy F. Dargan	Senior Vice President and Senior Commercial Lending Officer	61	N/A	N/A

(1)	Includes prior service with First Seacoast Bank.

The business experience for the past five years of each of our directors and executive officers is set forth below. The directors’ biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Each director of First Seacoast Bancorp, Inc. also serves as a director of First Seacoast Bancorp and First Seacoast Bank. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

Michael J. Bolduc is an attorney-at-law and a partner at the law firm of Wyskiel, Boc, Tillinghast & Bolduc, PA. His practice focuses on trusts and estates, as well as business entity formation, governance and transactions. He has been an active member in the local community for many years, currently serving as a trustee of Wentworth Douglass Hospital, a member of the Rotary Club of Dover, and on the Board of Directors of the New Hampshire Charitable Foundation for the Piscataqua Region. His community involvement affords him extensive insight into our local markets and his legal expertise offers a unique perspective to the board of directors.

Mark P. Boulanger is a Certified Public Accountant and a partner at Raiche & Company CPAs, PLLC. He has been an active member in the Seacoast New Hampshire and Southern Maine communities for several years, currently serving as a trustee and Vice-Chair of Frisbie Memorial Hospital in Rochester, New Hampshire. His certification as a CPA is a significant resource for the board of directors and qualifies him to be a member of the Audit Committee as an “audit committee financial expert” as that term is defined in the rules and regulations of the Securities and Exchange Commission.

James R. Brannen joined First Seacoast Bank as Executive Vice President and Chief Financial Officer in 2007 and became President and Chief Executive Officer in 2018. He has over 30 years of experience in community banking in New Hampshire. During his banking career, he has gained experience in the credit, lending, collections and branch administration functions, as well as in developing new lending programs, implementing new technologies, and in bank mergers and branch acquisitions. He earned an MBA from the University of New Hampshire. He has been an active member in the local community, currently serving as a trustee of the City of Dover Trust Fund Board and as a trustee and Treasurer of Wentworth Douglass Hospital. He also serves on the Board of Directors of the New Hampshire Bankers Association. His extensive community banking experience and knowledge of First Seacoast Bank’s business and market area provides essential insight to the board of directors.

James Jalbert is the President and Chief Executive Officer of Jalbert Leasing, Inc. D/B/A C&J Bus Lines, a scheduled inter-city passenger transportation company. He has been an active member in the local community, currently serving as Vice Chair of the Board of Trustees of Frisbie Memorial Hospital Foundation, President of the Board of Trustees of Berwick Academy, and a board member of the American Bus Association. His extensive community involvement and career as a local business executive provides us with a valuable perspective on the local consumer and business environment.

Thomas J. Jean serves as Vice President of Operations at Portsmouth Regional Hospital and previously served as Vice President of Operations at Frisbie Memorial Hospital. He has been an active member of the local community having served as Mayor of Rochester, NH, President of the Rochester Rotary Club, and Chairman of the Board of the Greater Rochester Chamber of Commerce. His business experience and knowledge of our market area provides essential insight to the board of directors.

Erica A. Johnson is the Chief Executive Officer of QA Cafe, LLC, a software company, where she is responsible for strategy, finances and operations. Previously, she served as Director at the University of New Hampshire InterOperability Laboratory, an independent test facility for networking, telecommunications, data storage and consumer technology products. She brings valuable management experience and unique information technology expertise to the board of directors.

Dana C. Lynch serves as Past Chairman of the Board of First Seacoast Bancorp and First Seacoast Bank. He is a retired civil engineer and former owner of Civilworks, Inc., a civil engineering and surveying consulting firm, and is presently the managing general partner at Longboard Facilities Management, LLC, a facilities management company. He has been an active member in the local community, serving as the Chair of the Cocheco Waterfront Development Advisory Committee and is a founding organizer of Dover Pride Day. His career as a local business owner and extensive community involvement provides the board of directors with valuable insight into our market area and the local economic environment.

Janet L. Sylvester is an owner of Great Island Realty, LLC, a real estate brokerage firm. She has been an active member in the local community, having previously served on the Dover City Council and as a past President of Big Brothers Big Sisters. Her experience as a realtor and business owner provides First Seacoast Bank with valuable insight into the local real estate market.

Paula J. Williamson-Reid is the founding owner and Chief Executive Officer of Reid & Company Executive Search, Ltd., an executive search firm. Her experience in management and executive recruitment is a significant resource for us in the area of human resource management, compensation and benefits.

Executive Officers Who are Not Directors

Richard M. Donovan has served as our Chief Financial Officer since May 2018. Previously, he served as a finance consultant for several community and regional banks in the Mid-Atlantic and New England and as Vice President of Finance at a community bank in New York, and spent 12 years as a CPA at a regional accounting firm. He has over 30 years of experience in finance.

Timothy F. Dargan serves as Senior Vice President and Senior Commercial Lending Officer at First Seacoast Bank. He has over 35 years of commercial lending experience. He is responsible for overseeing our commercial loan portfolio and managing our commercial lenders, portfolio managers, business development officer, credit analysts, and lending assistant.

Board Independence

The board of directors has determined that each of our directors, except for James R. Brannen, is “independent” as defined in the listing standards of the Nasdaq Stock Market. He is not independent because we employ him as President and Chief Executive Officer. In determining the independence of the other directors, the board of directors considered transactions, relationships and arrangements between First Seacoast Bancorp, Inc. and its directors which are not required to be reported under “—Transactions with Certain Related Persons.”

Codes of Ethics for Senior Officers

First Seacoast Bancorp, Inc. has adopted a Code of Ethics for Senior Officers that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics for Senior Officers is available on our website at www.firstseacoastbank.com. Amendments to and waivers from the Code of Ethics for Senior Officers will also be disclosed on our website.

Transactions With Certain Related Persons

Loans and Extensions of Credit. Federal law generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as First Seacoast Bank, to their executive officers and directors in compliance with federal banking regulations. At June 30, 2022, all of our loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to First Seacoast Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. At June 30, 2022, these loans were performing in accordance with their original repayment terms or in accordance with COVID temporary relief-based modified terms that were substantially the same as those prevailing at the time for comparable loans with persons not related to First Seacoast Bank and were in compliance with federal banking regulations.

Other Transactions. Neither First Seacoast Bancorp nor First Seacoast Bank has entered into any other transactions since January 1, 2022 in which the amount involved exceeded $120,000 and in which any related persons had or will have a direct or indirect material interest.

Committees of the Board of Directors

First Seacoast Bancorp, Inc. We conduct business through meetings of our board of directors and its committees. The board of directors of First Seacoast Bancorp, Inc. has established a standing Audit Committee, Compensation and Personnel Committee, and Governance and Nominating Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. The table below sets forth the directors of each of the listed standing committees.

Audit Committee	Compensation and Personnel Committee	Governance and Nominating Committee
Mark P. Boulanger (Chair)	Paula J. Williamson-Reid (Chair)	Michael J. Bolduc (Chair)
James Jalbert	Michael J. Bolduc	Mark P. Boulanger
Thomas J. Jean	James Jalbert	Erica A. Johnson
Paula J. Williamson-Reid	Dana C. Lynch	Paula J. Williamson-Reid

First Seacoast Bank. First Seacoast Bank conducts business through meetings of its board of directors and its committees. Among the standing committees are an Enterprise Risk Management (ERM) Committee and an Information Technology Advisory Committee (ITAC), given the materiality of cybersecurity risk to the operations of First Seacoast Bank. The members of the ERM Committee include three directors (Erica A. Johnson, Dana C. Lynch (Chair) and Janet L. Sylvester), as well as members of senior management including the President and Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, and the Chief Information Officer. The ERM Committee meets quarterly and is charged with overseeing risk management practices to assist with identifying, assessing, and managing risk across the organization. The ERM Committee reports directly to the board of directors. The members of the ITAC include one director (Erica A. Johnson, Chair), as well as members of senior management including the President and Chief Executive Officer, the Chief Information Officer, and the Chief

Information Security Officer. The ITAC meets bi-monthly and reviews, recommends, and reports to the board of directors and/or the ERM Committee on matters including information technology risk profile and appetite, information security, cybersecurity, technology systems, vendors and applications, vendor partnerships, resource allocation, and the information technology budget and strategic plan. See “Risk Factors – Risks Related to Operational Matters – We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches, and we recently experienced a security event.”

Executive Compensation

Summary Compensation Table. The following information is furnished for our principal executive officer and the two most highly compensated executive officers (other than the principal executive officer) whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2021. These individuals are sometimes referred to in this prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	All Other Compensation (2)	Total
James R. Brannen	2021	$255,000	$38,250	$149,850	$15,396	$458,496
President and Chief Executive Officer	2020	250,000	7,500	—	14,606	272,106
Richard M. Donovan	2021	188,000	25,650	99,900	9,203	322,753
Senior Vice President and Chief Financial Officer	2020	182,500	10,475	—	11,212	204,187
Timothy F. Dargan	2021	191,470	25,750	99,900	11,676	328,796
Senior Vice President and Senior Commercial Lending Officer	2020	182,250	15,475	—	10,413	208,138

(1)

Reflects the aggregate grant date fair value for restricted stock awards computed according to FASB ASC Topic 718 – Share Based Payment, based on the closing price of First Seacoast Bancorp’s common stock on the grant date ($9.99 per share on November 18, 2021). Restricted stock awards vest in three approximate equal installments, with the first vesting occurring on November 18, 2022. As of December 31, 2021, Mr. Brannen had an outstanding stock award for 15,000 shares and Messrs. Donovan and Dargan each had an outstanding stock award for 10,000 shares.

(2)	For 2021, All Other Compensation consists of the following:

Name	401(k) Employer Matching Contribution	ESOP Allocation	Total All Other Compensation
James R. Brannen	$9,578	$5,818	$15,396
Richard M. Donovan	4,330	4,873	9,203
Timothy F. Dargan	6,716	4,960	11,676

Employment Agreements. First Seacoast Bank has entered into employment agreements with each of Messrs. Brannen, Donovan and Dargan. The employment agreements with Messrs. Brannen and Donovan have terms of three years and the employment agreement with Mr. Dargan has a term of two years. As of March 1st of each year, the board of directors may renew the agreement for an additional year so that the remaining term again becomes three years for Messrs. Brannen and Donovan and two years for Mr. Dargan. In addition to base salary, the agreements provide for, among other things, participation in bonus programs and other benefit plans and arrangements applicable employees and executive officers. The current terms of the agreements with Messrs. Brannen and Donovan expire on March 1, 2025, and the current term of the agreement with Mr. Dargan expires on March 1, 2024. The current base salaries for Messrs. Brannen, Donovan and Dargan are $255,000, $188,000 and $191,470, respectively. First Seacoast Bank may terminate the employment of each of the executives for cause at any time, in which event they would have no right to receive compensation or other benefits under the employment agreements for any period after their termination of employment.

Certain events resulting in an executive’s termination or resignation will entitle the executive to severance benefits following his termination of employment. In the event of an executive’s involuntary termination for reasons other than for cause or if the executive resigns during the term of the agreement for “good reason,” the executive would be entitled to a lump sum cash severance payment equal to the base salary and bonuses or incentive awards the executive would have earned for the lesser of the remaining unexpired term of the employment agreement or 24 months. In addition, the executive would be entitled, at no expense to him, to the continuation non-taxable medical and dental coverage for the lesser of the remaining unexpired term of the employment agreement or the time at which the executive receives coverage under another employer’s plan. If the health and dental coverage is not permitted by applicable law or if providing the benefits would subject First Seacoast Bank to penalties, the executive will receive a cash lump sum payment equal to the value of the benefits.

If there is a change in control of First Seacoast Bancorp or First Seacoast Bank, followed by an executive’s involuntary termination other than for cause or upon the executive’s resignation for “good reason,” the executive would be entitled to a lump sum cash severance payment equal to three times the executive’s “base amount,” as that term is defined for purposes of Internal Revenue Code Section 280G (i.e., the average annual taxable income paid to him for the five taxable years preceding the taxable year in which the change in control occurs). In addition, the executive would be entitled, at no expense to him, to the continuation of non-taxable medical and dental coverage for 36 months following his termination of employment, or if the coverage is not permitted by applicable law or if providing the benefits would subject First Seacoast Bank to penalties, the executive would receive a cash lump sum payment equal to the value of the health and dental benefits.

Under the employment agreements, “good reason” includes (a) the failure to appoint the executive to the executive position set forth in the agreement or a material change in function, duties or responsibilities resulting in a reduction of the responsibility, scope, or importance of the executive’s position, (b) a relocation by more than 50 miles, (c) a material reduction in the benefits or perquisites paid to the executive (unless the reduction is part of a reduction that is generally applicable to employees of First Seacoast Bank), (d) a liquidation or dissolution of First Seacoast Bank or (e) a material breach of the employment agreement by First Seacoast Bank.

If an executive dies during the term of the employment agreement, First Seacoast Bank will pay the executive’s estate or beneficiaries the executive’s base salary for a period of six months and the executive’s dependents will be entitled to continued non-taxable medical, dental and other insurance for one year following the executive’s death.

Under each employment agreement, if the executive becomes disabled (within the meaning of the term under Section 409A of the Internal Revenue Code and as set forth in the employment agreement), he will receive benefits under any short-term or long-term disability plans maintained by First Seacoast Bank. First Seacoast Bank will make up the difference, if any, between the executive’s base salary and the disability benefits for a period of one year.

Under each employment agreement, if the executive retires following his attainment of age 65, he will receive benefits under any applicable retirement or other plans maintained by First Seacoast Bank.

Upon termination of an executive’s employment (other than following a change in control), the executive will be subject to certain restrictions on the executive’s ability to compete or to solicit business or employees of First Seacoast Bank for a period of one year following his termination of employment.

Salary Continuation Agreement. First Seacoast Bank is a party to a salary continuation agreement with Mr. Brannen. Under the agreement, if Mr. Brannen separates from service after reaching the normal retirement age of age 66, he will be entitled to an annual benefit equal to 34.62% of the average of the three highest amounts reported in Box 5 of Form W-2 (excluding amounts attributable to the granting, vesting or exercise of stock options, restricted stock or similar equity-based compensation, or amounts related to reportable income from deferred compensation). The benefit payment will begin on the first day of the second month following his separation from service and is paid monthly for a period of 120 months.

If Mr. Brannen separates from service before reaching his normal retirement age (other than on account of death, disability or for cause), he will be entitled to the accrued benefit (i.e., the amount accrued to date toward the normal retirement benefit), paid in monthly installments over 120 months, commencing on the first day of the second month following his separation from service. If he becomes disabled before his separation from service, he will receive the normal retirement benefit under the agreement, paid in 120 monthly installments commencing on the first day of the month following the date he reaches age 66. If there is a change in control, he will receive the normal retirement benefit under the agreement (regardless of his age at the time). The benefit will be paid to him at the same time and form the benefit would have otherwise been paid under the agreement upon his separation from service, death or disability, provided, however, that if he separates from service within two years of a change in control, the benefit will be paid to him in a lump sum on the first day of the second month following his separation from service. Hardship distributions may also be paid under the agreement if Mr. Brannen experiences an unforeseeable emergency.

If Mr. Brannen dies before a separation from service, his beneficiary will receive the accrued benefit paid in a lump sum on the first day of the second month following his death. If he dies following his separation from service but before receiving benefits under the agreement, his beneficiary will receive the benefits he would have otherwise continued to have received, paid in a lump sum on the first day of the second month following his death. If Mr. Brannen dies while receiving benefits, his beneficiary will continue to receive the benefit payments (at the same time and in the same form) he would have continued to have received under the agreement had he survived.

Defined Benefit Pension Plan. First Seacoast Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions, a multiple-employer pension plan. Effective October 1, 2010, First Seacoast Bank adopted a “soft freeze” to the pension plan so that no new employees would become participants in the plan after that date. Effective December 31, 2018, First Seacoast Bank adopted a “hard freeze” to the pension plan so that future service or compensation changes would not increase retirement benefits after that date. Pension plan benefits are based on a participant’s years of service and compensation (both capped at the hard freeze date and with no more than 30 years of service credited for benefit purposes). Messrs. Brannen and Dargan are the only named executive officers that participate in the pension plan.

Total pension plan expense for the six months ended June 30, 2022 and the year ended December 31, 2021, was $100,000 and $200,000, respectively. First Seacoast Bank has provided notice of its intent to withdraw as a participant from the pension plan as of September 30, 2022. Based on an estimate provided in August 2022 by the plan administrator, the estimated total cost (pre-tax) to withdraw is $2.5 million. Because the cost of withdrawal will primarily depend on the value of the plan’s assets and applicable interest rates at the time of withdrawal, the actual withdrawal cost will not be known until the withdrawal date, which we anticipate to be during the first quarter of 2023. The actual withdrawal cost may differ materially from the estimated cost provided by the plan administrator.

Outstanding Equity Awards at Fiscal Year End. The following table provides information regarding equity awards outstanding as of December 31, 2021 to each named executive officer.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock That Have Not Vested (1)	Market Value of Shares of Restricted Stock That Have Not Vested (2)
James R. Brannen	—	—	—	—	15,000	$160,050
Richard M. Donovan	—	—	—	—	10,000	106,700
Timothy F. Dargan	—	—	—	—	10,000	106,700

(1)	Restricted stock awards vest in three approximately equal installments. The first installment will vest on November 18, 2022.
(2)	Based upon the closing stock price of $10.67 per share on December 31, 2021.

Equity Incentive Plan. First Seacoast Bancorp adopted, and its stockholders approved, the First Seacoast Bancorp 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”). Subject to permitted adjustments for certain corporate transactions (including the conversion and stock offering), the 2021 Equity Incentive Plan authorizes the issuance or delivery to participants of up to 417,327 shares of First Seacoast common stock pursuant to grants of stock options, restricted stock awards and restricted stock units. Of this number, the maximum number of shares of common stock that we may issue under the 2021 Equity Incentive Plan pursuant to the exercise of stock options is 298,091 shares, and the maximum number of shares of common stock that may be issue as restricted stock awards or restricted stock units is 119,236 shares. As of June 30, 2022, there were 966 restricted stock awards or units and 298,091 stock options remaining available for future grants under the 2021 Equity Incentive Plan. At the completion of the conversion and stock offering, any outstanding awards and any shares remaining available for grant under the 2021 Equity Plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering. We will also amend the 2021 Equity Plan to eliminate any reference to our mutual holding company and to reflect the holding company as First Seacoast Bancorp, Inc. Additionally, the Compensation Committee expects to grant stock options available under the 2021 Equity Incentive Plan sometime during the first or second quarters of 2023.

Employee Stock Ownership Plan. In connection with the mutual holding company reorganization and related stock offering in July 2019, First Seacoast Bank adopted an employee stock ownership plan for eligible employees, including the named executive officers. Eligible employees begin participating in the employee stock ownership plan on the first entry date commencing on or after the eligible employee’s completion of one year of service and attainment of age 18.

In connection with the mutual holding company reorganization, the employee stock ownership plan trustee purchased, on behalf of the employee stock ownership plan, 238,473 shares of First Seacoast Bancorp common stock, funded with a loan from First Seacoast Bancorp equal to the aggregate purchase price of the common stock. In connection with the stock offering, we expect the trustee to purchase 8% of the common stock sold in the stock offering. To purchase the additional common stock, the trustee will borrow money from First Seacoast Bancorp, Inc. and will consolidate the loan with the current outstanding indebtedness of the employee stock ownership plan. The new loan will be repaid principally through First Seacoast Bank’s discretionary contributions to the employee stock ownership plan as well as any dividends payable on common stock held by the employee stock ownership plan over the anticipated 25-year term of the loan. The current interest rate for the employee stock ownership plan loan is the prime rate, as published in The Wall Street Journal and the consolidated loan will also have an interest rate equal to the prime rate as of the close of the conversion and stock offering. At the completion of the conversion and stock offering, the existing shares held in the employee stock ownership plan will be adjusted to reflect the exchange ratio utilized in connection with the conversion and stock offering. We will also amend the plan to eliminate any reference to our mutual holding company and to reflect the holding company as First Seacoast Bancorp, Inc.

The trustee holds the shares purchased by the employee stock ownership plan in an unallocated suspense account and releases the shares as the loan is repaid. Participants become 100% vested in their account balance after three years of service. Participants also become fully vested upon normal retirement, death or disability, a change in control, or termination of the employee stock ownership plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service in accordance with the terms of the plan document. The employee stock ownership plan reallocates any unvested shares forfeited upon termination of employment among the remaining participants.

As discussed above, we expect the employee stock ownership plan to purchase up to 8% of the shares of common stock we sell in the stock offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan’s subscription order will not be filled and the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

401(k) Plan. First Seacoast Bank maintains the First Seacoast Bank 401(k) Plan, a tax-qualified defined contribution plan for eligible employees. The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of First Seacoast Bank. An eligible employee must complete three months of service and attain the age of 18 to begin making salary deferrals under the 401(k) Plan. An eligible employee must complete twelve months of service and attain the age of 18 to be to begin receiving matching or other employer contributions under the 401(k) Plan.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, the maximum amount of compensation permitted by the Internal Revenue Code. For 2022, the salary deferral contribution limit is $20,500, provided, however, that a participant over age 50 may contribute an additional $6,500 to the 401(k) Plan for a total of $27,000. In addition to salary deferral contributions, First Seacoast Bank makes safe harbor matching contributions equal to 100% of a participant’s salary deferrals, up to 4% of the participant’s compensation. First Seacoast Bank may also make other discretionary matching contributions and other discretionary employer contributions to the plan. A participant is always 100% vested in his or her salary deferral contributions and employer contributions under the plan.

Generally, unless the participant elects otherwise, the participant’s account balance will be distributed following the participant’s termination of employment. First Seacoast Bank intends to allow participants in the 401(k) plan to use a portion of their account balances under the plan to subscribe for common stock in the stock offering.

Director Compensation

The following table provides the compensation received by the individuals who served as our non-employee directors during the fiscal year ended December 31, 2021. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each director. James R. Brannen did not receive any compensation in his capacity as a director during the fiscal year ended December 31, 2021. The compensation reported in this table is paid by First Seacoast Bank. None of the directors was compensated separately by either First Seacoast Bancorp, MHC or First Seacoast Bancorp.

	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Nonqualified Deferred Compensation Earnings ($)	Total ($)
Michael J. Bolduc	23,110	42,557	472	66,139
Mark P. Boulanger	22,210	42,557	179	64,946
James Jalbert	23,710	42,557	1,337	67,604
Thomas J. Jean	23,688	42,557	—	66,245
Erica A. Johnson	25,210	42,557	179	67,946
Dana C. Lynch	25,510	59,441	—	84,951
Janet L. Sylvester	24,010	42,557	1,391	67,958
Paula J. Williamson-Reid	23,110	42,557	774	66,441

(1)

Reflects the aggregate grant date fair value for restricted stock awards computed according to Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718 – Share Based Payment, based on the closing price of First Seacoast Bancorp’s common stock on the grant date ($9.99 per share on November 18, 2021). Restricted stock awards vest in three approximate equal installments, with the first vesting occurring on November 18, 2022. As of December 31, 2021, Mr. Lynch had an outstanding stock award for 5,950 shares and each other individual had an outstanding stock award for 4,260 shares.

Supplemental Director Retirement and Fee Continuation Agreements. First Seacoast Bank has entered into Supplemental Director Retirement Agreements with each of its non-employee directors, except Mr. Lynch with whom it has entered into a Director Fee Continuation Agreement which is substantially the same as the Supplemental Director Retirement Agreements. Under the agreements, a director who remains in service on the board of directors until the normal retirement age specified in the agreement (age 70) will be entitled to receive an annual retirement benefit of $20,000. The payments will be made to the director upon his or her separation from service in annual installments for ten years. If a director separates from service before age 70, he or she is entitled to the vested percentage of the accrued liability balance under the agreement, paid in annual installments over ten years. Directors vest in their benefits under the agreements over a ten-year period (0% during the first 6 years, 25% after 7 years, 50% after 8 years, 75% after 9 years and 100% after 10 years). Upon a change in control, directors would receive the present value of a stream of ten annual payments of $20,000. Upon death, a director’s beneficiary would receive the vested portion of the director’s accrued liability balance, paid in a lump sum within 30 days following the director’s death.

Director Deferred Fee Plan. First Seacoast Bank maintains a deferred director fee plan, pursuant to which non-employee directors may elect to defer a portion of their director’s fees each year. First Seacoast Bank credits the deferred amounts with earnings at a rate equivalent to the yield for the 7-year Treasury Bill Rate (compounded monthly), unless participants elect to have earnings credited based on certain hypothetical investment alternatives. Directors may elect to receive their deferred fees and earnings when they separate from service or at a specified date and have the benefits paid in a lump sum or installments over a 5- or 10-year period. A director may also elect to have benefits paid in a lump sum if the director separates from service within two years of a change in control. The director’s vested benefits are paid in a lump sum upon a director’s death.

Benefits to be Considered Following Completion of the Conversion and Stock Offering

Following the conversion and stock offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion and stock offering, the aggregate number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plans would be limited to 10% and 4%, respectively, of the shares sold in the stock offering.

The stock-based benefit plans will not be established sooner than six months after the conversion and stock offering, and if adopted within one year after the conversion and stock offering, the plans must be approved by a majority of the votes eligible to be cast by our stockholders. If stock-based benefit plans are established more than one year after the conversion and stock offering, they must be approved by a majority of votes cast by our stockholders. The following additional restrictions would apply to our stock-based benefit plans only if such plans are adopted within one year after the conversion and stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plans;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plans;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plans;

•

any tax-qualified employee stock benefit plans and restricted stock plans, in the aggregate, may not acquire more than 10% of the shares sold in the stock offering, unless First Seacoast Bank Federal has tangible capital of 10% or more, in which case tax-qualified employee stock benefit plans and restricted stock plans may acquire up to 12% of the shares sold in the stock offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plans;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of First Seacoast Bancorp, Inc. or First Seacoast Bank; and

•	our executive officers or directors must exercise or forfeit their options if First Seacoast Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present stock-based benefit plans for stockholder approval before or more than 12 months after the completion of the conversion and stock offering. If either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of First Seacoast Bancorp, Inc.’s common stock at the time the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the stock-based benefit plans, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	112,200 Shares Awarded at Minimum of Offering Range	132,000 Shares Awarded at Midpoint of Offering Range	151,800 Shares Awarded at Maximum of Offering Range

	(In thousands, except share price information)
$ 8.00	$ 898	$1,056	$1,214
10.00	1,122	1,320	1,518
12.00	1,346	1,584	1,822
14.00	1,571	1,848	2,125

The grant-date fair value of the options granted under the stock-based benefit plans will be based in part on the price of shares of common stock of First Seacoast Bancorp, Inc. at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	280,500 Options at Minimum of Offering Range	330,000 Options at Midpoint of Offering Range	379,500 Options at Maximum of Offering Range

	(In thousands, except exercise price and fair value information)
$ 8.00	$ 3.19	$ 895	$ 1,053	$ 1,211
10.00	3.99	1,119	1,317	1,514
12.00	4.78	1,341	1,577	1,814
14.00	5.58	1,565	1,841	2,118

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 18.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides, as of June 30, 2022, information regarding the beneficial ownership of shares of common stock of First Seacoast Bancorp held by all persons known to management to own more than 5% of our common stock and by our directors and executive officers, individually and as a group. For purposes of this table, a person is deemed to be the beneficial owner of any shares of common stock over which the person has, or shares, directly or indirectly, voting or investment power.

	Number of Shares Owned		Percent of Common Stock Outstanding (1)
Greater Than 5% Stockholders:
First Seacoast Bancorp, MHC	3,345,925		55.2%
Directors:
James R. Brannen	11,739	(2)	*
Michael J. Bolduc	15,000	(3)	*
Mark P. Boulanger	3,590		*
James Jalbert	15,000	(4)	*
Thomas J. Jean	1,000		*
Erica A. Johnson	2,796		*
Dana C. Lynch	2,500	(5)	*
Janet L. Sylvester	5,126	(6)	*
Paula J. Williamson-Reid	3,500	(7)	*
Executive Officers Who Are Not Directors:
Richard M. Donovan	20,882	(8)	*
Timothy F. Dargan	6,329	(9)	*

All directors and executive officers as a group (11 persons)	87,462		1.44%

*	Less than 1%.
(1)	Based on 6,064,891 shares outstanding as of June 30, 2022.
(2)

Includes 5,000 shares held indirectly in through an IRA, 1,677 shares held indirectly through the First Seacoast Bank Employee Stock Ownership Plan (the “ESOP”) and 5,062 shares held indirectly in the First Seacoast Bank 401(k) Plan (the “401(k) Plan”).

(3)	Includes 6,350 shares held indirectly through a trust, 3,300 shares held indirectly through an IRA and 5,350 shares held indirectly through spouse’s IRA.
(4)	Consists of 15,000 shares held indirectly through an IRA.
(5)	Consists of 2,500 shares held indirectly through an IRA.
(6)	Consists of 5,126 shares held indirectly through an IRA.
(7)	Consists of 3,500 shares held indirectly through an IRA.
(8)	Consists of 14,975 shares held indirectly through an IRA, 1,372 shares held indirectly through the ESOP and 4,535 shares held indirectly through the 401(k) Plan.
(9)	Consists of 5,000 shares held indirectly through an IRA and 1,329 shares held indirectly through the ESOP.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of director and executive officers of First Seacoast Bancorp and for all directors and executive officers as a group, the following information:

(i)	the number of exchange shares to be owned upon completion of the conversion and stock offering, based upon their beneficial ownership of First Seacoast Bancorp common stock as of June 30, 2022;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion and stock offering.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “The Conversion and Stock Offering – Additional Limitations on Common Stock Purchases.” Federal and state regulations prohibit our directors and officers from selling the shares they purchase in the stock offering for one year after the date of purchase.

		Proposed Stock Purchases in the Stock Offering (2)		Total Shares of Common Stock at Minimum of Offering Range (3)
Name of Beneficial Owner	Number of Exchange Shares to Be Received (1)	Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding
James R. Brannen	9,811	5,000	$50,000	14,811	*	%
Michael J. Bolduc	12,537	2,000	20,000	14,537	*
Mark P. Boulanger	3,000	1,000	10,000	4,000	*
James Jalbert	12,537	20,000	200,000	32,537	1.2
Thomas J. Jean	835	500	5,000	1,335	*
Erica A. Johnson	2,336	500	5,000	2,836	*
Dana C. Lynch	2,089	5,000	50,000	7,089	*
Janet L. Sylvester	4,284	1,000	10,000	5,284	*
Paula J. Williamson-Reid	2,925	1,500	15,000	4,425	*
Richard M. Donovan	17,453	5,000	50,000	22,453	*
Timothy F. Dargan	5,289	1,000	10,000	6,289	*

All Directors and Executive Officers as a group (11 persons)	73,096	42,500	$425,000	115,596	2.3%

*	Less than 1%.
(1)	Based on information presented under “Beneficial Ownership of Common Stock” and assuming an exchange ratio of 0.8358 at the minimum of the offering range.
(2)	Includes proposed subscriptions, if any, by associates.
(3)

Assuming an exchange ratio of 1.1308 at the maximum of the offering range, directors and executive officers would beneficially own 141,402 shares, or 2.1%, of the outstanding shares of common stock of First Seacoast Bancorp, Inc. upon completion of the conversion and stock offering.

THE CONVERSION AND STOCK OFFERING

The boards of directors of First Seacoast Bancorp, MHC and First Seacoast Bancorp have approved the plan of conversion. The plan of conversion must also be approved by the stockholders of First Seacoast Bancorp and by the members of First Seacoast Bancorp, MHC (i.e., depositors and certain borrowers of First Seacoast Bank). Special meetings of stockholders and members have been called for this purpose. We have filed applications with the Federal Reserve Board with respect to the conversion and stock offering and with respect to First Seacoast Bancorp, Inc. becoming the savings and loan holding company for First Seacoast Bank. The approval of the Federal Reserve Board is required before we can consummate the conversion and stock offering. We have also filed a notice with the Office of the Comptroller of the Currency with respect to an amendment to First Seacoast Bank’s charter. The non-objection of the Office of the Comptroller of the Currency is required before we can consummate the conversion and stock offering. Any approval by the Federal Reserve Board or any non-objection by the Office of the Comptroller of the Currency does not constitute a recommendation or endorsement of the plan of conversion.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. First Seacoast Bancorp, MHC will be merged into First Seacoast Bancorp and as a result First Seacoast Bancorp, MHC will cease to exist. First Seacoast Bancorp, which owns 100% of the outstanding common stock of First Seacoast Bank, will merge into a new Maryland corporation named First Seacoast Bancorp, Inc. and as a result First Seacoast Bancorp will cease to exist. As part of the conversion and stock offering, the 55.17% ownership interest of First Seacoast Bancorp, MHC in First Seacoast Bancorp will be offered for sale in the stock offering. When the conversion and stock offering is completed, First Seacoast Bancorp, Inc. will own all of the outstanding common stock of First Seacoast Bank and public stockholders of First Seacoast Bancorp, Inc. will own all of the outstanding common stock of First Seacoast Bancorp, Inc. A diagram of our corporate structure before and after the conversion and stock offering is set forth in the “Summary” section of this prospectus.

Under the plan of conversion, upon the completion of the conversion and stock offering, each share of First Seacoast Bancorp common stock owned by persons other than First Seacoast Bancorp, MHC will be converted automatically into the right to receive new shares of First Seacoast Bancorp, Inc. common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of First Seacoast Bancorp for new shares of First Seacoast Bancorp, Inc. the public stockholders will own the same aggregate percentage of shares of common stock of First Seacoast Bancorp, Inc. that they owned in First Seacoast Bancorp immediately before the conversion and stock offering, excluding any shares they purchased in the stock offering and their receipt of cash paid in lieu of fractional shares, and adjusted downward to reflect certain assets held by First Seacoast Bancorp, MHC.

We intend to retain between $11.0 million and $15.1 million of the net proceeds of the stock offering and to invest between $13.2 million and $18.1 million of the net proceeds in First Seacoast Bank. The conversion and stock offering will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders of First Seacoast Bank, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental account holders of First Seacoast Bank, and other members of First Seacoast Bancorp, MHC (qualifying depositors and borrowers of First Seacoast Bank). In addition, we may offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

(i)	Natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford; and

(ii)	First Seacoast Bancorp’s public stockholders at the close of business on November 3, 2022.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin concurrently with, during or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “—Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription or community offerings in a syndicated community offering in which Keefe, Bruyette & Woods, Inc. will be sole manager. See “—Syndicated Community Offering.”

We determined the number of shares of common stock to be offered for sale in the stock offering based upon an independent valuation appraisal of the estimated pro forma market value of First Seacoast Bancorp, Inc. All shares of common stock to be sold in the stock offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the stock offering will be determined at the completion of the stock offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and stock offering and it is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each office of First Seacoast Bank. The plan of conversion is also filed as an exhibit to First Seacoast Bancorp, MHC’s application for conversion, of which this prospectus is a part, copies of which may be obtained from the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part. Copies of the registration statement may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website (www.sec.gov). See “Where You Can Find Additional Information.”

Reasons for the Conversion and Stock Offering

Our primary reasons for undertaking the conversion and stock offering are to:

•

Support our planned growth and strengthen our regulatory capital position with the additional capital we will raise in the stock offering. While First Seacoast Bank exceeds all regulatory capital requirements to be categorized as “well-capitalized,” the proceeds from the stock offering will significantly augment our capital position and enable us to support our planned growth by increasing our regulatory loans-to-one borrower limit. The augmented capital will be essential to the continued implementation of our business strategy.

•

Transition our organization to a stock holding company structure, which gives us greater flexibility to access the capital markets compared to our existing mutual holding company structure. The stock holding company structure is a more flexible form of organization that will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and stock offering is expected to result in a more liquid and active market for First Seacoast Bancorp, Inc. common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

•

Facilitate our stock holding company’s ability to pay dividends to our public stockholders. Current regulations of the Federal Reserve Board substantially restrict the ability of recently formed mutual holding companies, such as First Seacoast Bancorp, MHC, to waive dividends declared by their subsidiaries. Accordingly, because any dividends declared and paid by First Seacoast Bancorp would have to be paid to First Seacoast Bancorp, MHC along with all other stockholders, the amount of dividends available for all other stockholders will be less than if First Seacoast Bancorp, MHC were to waive the receipt of dividends. The conversion and stock offering will eliminate our mutual holding company structure and will facilitate our ability to pay dividends to all stockholders of First Seacoast Bancorp, Inc., subject to legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions or business lines as opportunities may arise. The additional capital raised in the stock offering also will enable us to consider larger merger transactions if they may arise. Although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of First Seacoast Bancorp, Inc. for three years following completion of the conversion and stock offering, and also prohibit anyone from acquiring or offering to acquire more than 10% of our stock without regulatory approval.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the members of First Seacoast Bancorp, MHC (i.e., depositors and certain borrowers of First Seacoast Bank) is required to approve the plan of conversion. First Seacoast Bancorp, MHC has scheduled a special meeting of members for December 29, 2022, and intends to send a proxy statement to the members of First Seacoast Bancorp, MHC eligible to vote at the special meeting to solicit their votes in favor of the plan of conversion. By their approval of the plan of conversion, the members of First Seacoast Bancorp, MHC will also be approving the merger of First Seacoast Bancorp, MHC with and into First Seacoast Bancorp. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of First Seacoast Bancorp and the affirmative vote of the holders of a majority of the outstanding shares of common stock of First Seacoast Bancorp owned by the public stockholders of First Seacoast Bancorp (i.e., all stockholders other than First Seacoast Bancorp, MHC) also are required to approve the plan of conversion. First Seacoast Bancorp has scheduled a special meeting of stockholders for December 29, 2022, and intends to send a proxy statement to the stockholders of First Seacoast Bancorp eligible to vote at the special meeting to solicit their votes in favor of the plan of conversion. We have filed applications with the Federal Reserve Board with respect to the conversion and stock offering and with respect to First Seacoast Bancorp, Inc. becoming the savings and loan holding company for First Seacoast Bank. The approval of the Federal Reserve Board is required before we can consummate the conversion and stock offering. The Office of the Comptroller of the Currency must also provide its non-objection to an amendment to First Seacoast Bank’s charter to establish a liquidation account. The non-objection of the Office of the Comptroller of the Currency is required before we can consummate the conversion and stock offering.

Share Exchange Ratio for Current Stockholders

At the completion of the conversion and stock offering, each publicly held share of First Seacoast Bancorp common stock will be converted automatically into the right to receive a number of shares of First Seacoast Bancorp, Inc. common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in First Seacoast Bancorp, Inc. after the conversion and stock offering as they held in First Seacoast Bancorp immediately before the conversion and stock offering, exclusive of their purchase of additional shares of common stock in the stock offering and their receipt of cash in lieu of fractional exchange shares, and adjusted downward to reflect certain assets held by First Seacoast Bancorp, MHC. The exchange ratio will not depend on the market value of First Seacoast Bancorp common stock. The exchange ratio will be based on the percentage of First Seacoast Bancorp common stock owned by the public stockholders, the independent valuation of First Seacoast Bancorp, Inc. prepared by Feldman Financial Advisors, Inc., and the number of shares of common stock issued in the stock offering. The exchange ratio is expected to range from 0.8358 shares of First Seacoast Bancorp, Inc. for each publicly held share of First Seacoast Bancorp at the minimum of the offering range to 1.1308 shares of First Seacoast Bancorp, Inc. common stock for each publicly held share of First Seacoast Bancorp at the maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the appraised value of First Seacoast Bancorp, Inc. as of August 26, 2022, assuming the public stockholders of First Seacoast Bancorp own 55.2% of the outstanding shares of First Seacoast Bancorp common stock and First Seacoast Bancorp, MHC has assets of $100,000 immediately before the completion of the conversion and stock offering. The table also shows how many shares of First Seacoast Bancorp, Inc. a hypothetical owner of First Seacoast Bancorp common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion and stock offering, depending on the number of shares issued in the stock offering.

	Shares to be Sold in the Stock Offering		Shares of First Seacoast Bancorp, Inc. to be Issued in Exchange for Shares of First Seacoast Bancorp		Total Shares of Common Stock to be Issued in Exchange and	Exchange	Equivalent Value of Shares Based Upon Offering	Equivalent Pro Forma Tangible Book Value Per Exchanged	Whole Shares to be Received for 100 Existing
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Share (2)	Shares (3)
Minimum	2,805,000	55.2%	2,272,492	44.8%	5,077,492	0.8358	$8.36	$11.98	83
Midpoint	3,300,000	55.2	2,673,520	44.8	5,973,520	0.9833	9.83	12.69	98
Maximum	3,795,000	55.2	3,074,548	44.8	6,869,548	1.1308	11.31	13.40	113

(1)

Represents the value of shares of First Seacoast Bancorp, Inc. common stock to be received in the conversion and stock offering by a holder of one share of First Seacoast Bancorp, pursuant to the exchange ratio, based upon the $10.00 per share offering price.

(2)

Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio. At June 30, 2022, First Seacoast Bancorp’s tangible book value per share was $8.50.

(3)	Cash will be paid in lieu of fractional shares.

Options to purchase shares of First Seacoast Bancorp common stock that are outstanding immediately before the completion of the conversion and stock offering will be converted into options to purchase shares of First Seacoast Bancorp, Inc. common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.

Effects of the Conversion and Stock Offering

Continuity. The conversion and stock offering will not affect the normal business of First Seacoast Bank of accepting deposits and making loans. First Seacoast Bank will continue to be a federally-chartered savings bank and will continue to be regulated by the Office of the Comptroller of the Currency. After the conversion and stock offering, First Seacoast Bank will continue to offer existing services to depositors, borrowers and other customers. The directors of First Seacoast Bancorp serving at the time of the conversion and stock offering will be the directors of First Seacoast Bancorp, Inc. upon the completion of the conversion and stock offering.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of First Seacoast Bank at the time of the conversion and stock offering will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion and stock offering. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion and stock offering. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from First Seacoast Bank will be affected by the conversion and stock offering, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed before the conversion and stock offering.

Effect on Voting Rights of Depositors and Borrowers. Depositors and certain borrowers of First Seacoast Bank are members of, and have voting rights in, First Seacoast Bancorp, MHC, as to all matters requiring a vote of members, including the election of directors of First Seacoast Bancorp, MHC, proposed amendments to the charter of First Seacoast Bancorp, MHC, and the vote on the plan of conversion. Upon completion of the conversion and stock offering, depositors and borrowers will no longer have voting rights. All voting rights in First Seacoast Bank will be vested in First Seacoast Bancorp, Inc. as the sole stockholder of First Seacoast Bank. The stockholders of First Seacoast Bancorp, Inc. will possess exclusive voting rights with respect to First Seacoast common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and stock offering and an opinion of our tax advisor with regard to the New Hampshire income tax consequences of the conversion and stock offering to the effect that it will not be a taxable transaction for federal or state income tax purposes to First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank, the public stockholders of First Seacoast Bancorp (except for cash paid for fractional shares), eligible account holders, supplemental eligible account holders, or other members. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in First Seacoast Bank has both a deposit account in First Seacoast Bank and a pro rata ownership interest in the net worth of First Seacoast Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of First Seacoast Bancorp, MHC and First Seacoast Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account receives a pro rata ownership interest in First Seacoast Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of First Seacoast Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock depository institution that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that First Seacoast Bancorp, MHC and First Seacoast Bank are liquidated completely. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of First Seacoast Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders (as defined below) and Supplemental Eligible Account Holders (as defined below) will receive an interest in liquidation accounts maintained by First Seacoast Bancorp, Inc. and First Seacoast Bank in an aggregate amount equal to (i) First Seacoast Bancorp, MHC’s ownership interest in First Seacoast Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition included in this prospectus, plus (ii) the value of the net assets of First Seacoast Bancorp, MHC as of the date of the latest statement of financial condition of First Seacoast Bancorp, MHC before the consummation of the conversion and stock offering (excluding its ownership of First Seacoast Bancorp). First Seacoast Bancorp, Inc. and First Seacoast Bank will maintain the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposit accounts in First Seacoast Bank after the conversion and stock offering. The liquidation accounts are intended to preserve for Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with First Seacoast Bank a liquidation interest in the residual net worth, if any, of First Seacoast Bancorp, Inc. or First Seacoast Bank (after the payment of all creditors, including depositors to the full extent of their deposit accounts) in the event of a liquidation of (a) First Seacoast Bancorp, Inc. and First Seacoast Bank or (b) First Seacoast Bank. See “—Liquidation Rights.”

Under the regulations of the Federal Reserve Board which govern mutual-to-stock conversions of mutual holding companies, non-interest bearing demand deposit accounts do not meet the definition of qualifying deposits, and, therefore, a holder of a non-interest bearing demand deposit account would not qualify as an eligible account holder or as a supplemental eligible account holder for purposes of obtaining a purchase priority in the stock offering or having the right to an interest in the liquidation account which is required to be established in connection with the conversion and stock offering.

However, because we afforded subscription rights to holders of non-interest bearing demand accounts in our 2019 stock offering, we submitted to the Federal Reserve Board a request for a waiver from this regulation and the Federal Reserve Board has granted the request. As a result, a depositor of First Seacoast bank who has an eligible non-interest bearing demand deposit account as of the eligibility record date or the supplemental eligibility record date will be deemed to be an eligible account holder or a supplemental eligible account holder, as applicable, by reason of this account.

The inclusion of depositors with non-interest bearing demand deposits as eligible account holders and supplemental eligible account holders will have a dilutive effect on other qualifying depositors with respect to their stock purchase priorities. It will also have a dilutive effect on the interest of all other eligible account holders and supplemental eligible account holders with respect to the liquidation account that will be established in connection with the conversion and stock offering.

Stock Pricing and Number of Shares to be Issued

The plan of conversion and applicable regulations require that the aggregate purchase price of the common stock sold in the stock offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained Feldman Financial Advisors, Inc. to prepare an independent valuation appraisal. For its services in preparing the initial valuation and the valuation update required to be prepared before the completion of the conversion and stock offering, Feldman Financial Advisors, Inc. will receive a fee of $51,500, as well as payment for reimbursable expenses up to $5,000. We have paid Feldman Financial Advisors, Inc. no fees during the previous three years. We have agreed to indemnify Feldman Financial Advisors, Inc. and its employees and affiliates for certain costs and expenses in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to Feldman Financial Advisors, Inc. by us or by an intentional omission by us to state a material fact in the information provided, except where Feldman Financial Advisors, Inc. has been negligent or at fault.

The independent valuation was prepared by Feldman Financial Advisors, Inc. in reliance upon the information contained in this prospectus, including the consolidated financial statements of First Seacoast Bancorp. Feldman Financial Advisors, Inc. also considered the following factors, among others:

•	the present results and financial condition of First Seacoast Bancorp and the projected results and financial condition of First Seacoast Bancorp, Inc.;

•	the economic and demographic conditions in First Seacoast Bancorp’s existing market area;

•	certain historical, financial and other information relating to First Seacoast Bancorp;

•	a comparative evaluation of the operating and financial characteristics of First Seacoast Bancorp with those of other similarly situated publicly traded savings institutions;

•	the effect of the conversion and stock offering on First Seacoast Bancorp, Inc.’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of First Seacoast Bancorp, Inc.; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan and bank holding companies that Feldman Financial Advisors, Inc. considered comparable to First Seacoast Bancorp, Inc. under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on a securities exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for First Seacoast Bancorp, Inc. also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been publicly traded for at least one year. In addition, Feldman Financial Advisors, Inc. limited the peer group to companies with assets of less than $1.0 billion, to companies located in all regions of the United States except for the west and southwest, to companies with an equity to assets ratio of at least 7.0%, and to companies with a core return on average assets of less than 1.00%.

The independent valuation appraisal considered the pro forma effect of the stock offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. Feldman Financial Advisors, Inc. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. Feldman Financial Advisors, Inc. did not consider a pro forma price-to-assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings. The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, Feldman Financial Advisors, Inc. considered adjustments to the pro forma market value based on a comparison of First Seacoast Bancorp, Inc. with the peer group. Feldman Financial Advisors, Inc. made downward adjustments for earnings prospects and marketing of the issue. The downward adjustment for earnings prospects took into consideration the lower, historical, recent and pro forma return on assets and return on equity and uncertainty as to future earnings growth. The downward adjustment for marketing of the issue was based on the risk and uncertainty related to a new offering in the current environment of market volatility. Feldman Financial Advisors, Inc. made an upward adjustment for market area. The upward adjustment for market area reflected the favorable demographic measures of First Seacoast Bank’s primary market area regarding unemployment rates, population growth and household income levels compared to the primary market areas of the peer group companies. Feldman Financial Advisors, Inc. made no adjustments for financial condition, dividend policy, subscription interest, and liquidity of the issue.

Included in Feldman Financial Advisors, Inc.’s independent valuation were certain assumptions as to the pro forma earnings of First Seacoast Bancorp, Inc. after the conversion and stock offering that were used in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 2.41% on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the stock offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning assumptions included in the independent valuation and used in preparing pro forma data. The use of different assumptions may yield different results.

On the basis of the foregoing, Feldman Financial Advisors, Inc.’s independent valuation states that as of August 26, 2022, the estimated pro forma market value of First Seacoast Bancorp, Inc. was $59.7 million. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $50.8 million and a maximum of $68.7 million. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of First Seacoast Bancorp common stock owned by First Seacoast Bancorp, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of First Seacoast Bancorp common stock owned by First Seacoast Bancorp, MHC, certain assets held by First Seacoast Bancorp, MHC and the $10.00 price per share, the minimum of the offering range is 2,805,000 shares, the midpoint of the offering range is 3,300,000 shares and the maximum of the offering range is 3,795,000 shares.

The board of directors of First Seacoast Bancorp, Inc. reviewed the independent valuation and, in particular, considered the following:

•	First Seacoast Bancorp’s financial condition and results of operations;

•	a comparison of financial performance ratios of First Seacoast Bancorp to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of First Seacoast Bancorp common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by Feldman Financial Advisors, Inc. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended, with the approval of the Federal Reserve Board, as a result of subsequent developments in the financial condition of First Seacoast Bancorp or First Seacoast Bank or market conditions generally. If the independent valuation is updated to amend the pro forma market value of First Seacoast Bancorp, Inc. to less than $50.8 million or more than $68.7 million, the appraisal will be filed with the Securities and Exchange Commission by means of a post-effective amendment to First Seacoast Bancorp, Inc.’s registration statement.

The following table presents a summary of selected pricing ratios for First Seacoast Bancorp, Inc. (on a pro forma basis) at and for the twelve months ended June 30, 2022, and for the peer group companies based on earnings and other information at and for the twelve months ended June 30, 2022, with stock prices as of August 26, 2022, as reflected in the appraisal report. Compared to the average pricing of the peer group, and based upon the information in the following table, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 16.7% on a price-to-book value basis, a discount of 18.4% on a price-to-tangible book value basis, and a premium of 63.9% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the stock offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial effect of the conversion and stock offering as well as the trading price of First Seacoast Bancorp’s common stock. First Seacoast Bancorp’s closing price was $9.75 per share on August 11, 2022, the last trading day immediately preceding the announcement of the conversion and stock offering, and $10.84 per share on August 26, 2022, the effective date of the independent appraisal.

	Price-to-earnings multiple (1)		Price-to-book value ratio	Price-to-tangible book value ratio
First Seacoast Bancorp, Inc. (on a pro forma basis, assuming completion of the conversion and stock offering)
Maximum	41.67	x	84.03%	84.39%
Midpoint	35.71	x	77.16%	77.46%
Minimum	31.25	x	69.44%	69.78%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	21.79	x	92.66%	94.91%
Medians	19.46	x	87.71%	90.94%

(1)

Price-to-earnings multiples calculated by Feldman Financial Advisors, Inc. in the independent appraisal are based on an estimate of “core” or recurring earnings for the twelve months ended June 30, 2022. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. Feldman Financial Advisors, Inc. did not independently verify our consolidated financial statements and other information that we provided to them, nor did Feldman Financial Advisors, Inc. independently value our assets or liabilities. The independent valuation considers First Seacoast Bank as a going concern and should not be considered as an indication of the liquidation value of First Seacoast Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the stock offering will thereafter be able to sell their shares at prices at or above $10.00 per share.

We will not decrease the minimum of the valuation range and the minimum of the offering range, or increase the maximum of the valuation range and the maximum of the offering range, without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed.

If the update to the independent valuation at the conclusion of the stock offering results in an increase in the maximum of the valuation range to more than $68.7 million and a corresponding increase in the maximum of the offering range to more than 3,795,000 shares, or a decrease in the minimum of the valuation range to less than $50.8 million and a corresponding decrease in the minimum of the offering range to less than 2,805,000 shares, then we will promptly return, with interest at 0.07% per annum, all funds previously delivered to us to purchase shares of common stock in the subscription offering and any community offering and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board, we may terminate the plan of conversion. Alternatively, we may establish a new offering range, extend the stock offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board to complete the stock offering. If we extend the stock offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond December 29, 2024, which is two years after the special meeting of members to approve the plan of conversion.

An increase in the number of shares to be issued in the stock offering would decrease both a subscriber’s ownership interest and First Seacoast Bancorp, Inc.’s pro forma earnings and stockholders’ equity on a per share basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the stock offering would increase both a subscriber’s ownership interest and First Seacoast Bancorp, Inc.’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of Feldman Financial Advisors, Inc. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the purchase and ownership limitations set forth in the plan of conversion and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of First Seacoast Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on June 30, 2021 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of $400,000 (40,000 shares) of our common stock, 0.10% of the total number of shares of common stock issued in the stock offering, or 15 times the product of the number of subscription shares offered multiplied by a fraction of which the numerator is the aggregate Qualifying Deposit account balances of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposit account balances of all Eligible Account Holders. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining unallocated shares will be allocated to each remaining Eligible Account Holder whose subscription remains unfilled in the same proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest at the close of business on June 30, 2021. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of First Seacoast Bancorp or who are associates of such persons will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding June 30, 2021.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including First Seacoast Bank’s employee stock ownership plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the stock offering, although our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the stock offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion and stock offering, subject to the approval of the Federal Reserve Board.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and by our tax-qualified employee stock benefit plans, each depositor of First Seacoast Bank with a Qualifying Deposit at the close of business on September 30, 2022, who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”), will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at the close of business on September 30, 2022. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, by our tax-qualified employee stock benefit plans and by Supplemental Eligible Account Holders, (i) each depositor of First Seacoast Bank at the close of business on November 3, 2022 who is not an Eligible Account Holder or Supplemental Eligible Account Holder, (ii) each borrower of First Seacoast Bank at the close of business on July 16, 2019 whose borrowings remained outstanding at the close of business on November 3, 2022 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (collectively, “Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Member Account Holder must list on the stock order form all deposit and applicable loan accounts in which he or she has an ownership interest at November 3, 2022. In the event of an oversubscription, failure to list all accounts could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern time, on December 16, 2022, unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible account holder can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint, or maximum of the offering range. Subscription rights which have not been exercised before the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock has been sold in the stock offering. If at least 2,805,000 shares have not been sold in the stock offering by January 30, 2023 and the Federal Reserve Board has not consented to an extension, all funds delivered to us to purchase shares of common stock in the stock offering will be returned promptly, with interest at 0.07% per annum, for funds received in the subscription offering and any community offering, and all deposit account withdrawal authorizations will be canceled. If the Federal Reserve Board grants an extension beyond January 30, 2023, we will resolicit purchasers in the stock offering as described under “—Procedure for Purchasing Shares in the Subscription and Community Offerings—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holder and Other Members, we may offer shares pursuant to the plan of conversion to members of the general public in a community offering. Shares would be offered in the community offering with the following preferences:

(i)	Natural persons (including trusts of natural persons) residing in the New Hampshire counties of Rockingham and Strafford;

(ii)	First Seacoast Bancorp’s public stockholders at the close of business on November 3, 2022; and

(iii)	Other members of the general public.

Subscribers in the community offering may purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in the New Hampshire counties of Rockingham and Strafford, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons (including trusts of natural persons) residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of public stockholders of First Seacoast Bancorp or members of the general public, the allocation procedures described above will apply to the orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the stock offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this prospectus with respect to the community means any person who occupies a dwelling within the local community, has a present intent to remain within the local community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the local community together with an indication that such presence within the local community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to determine whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin concurrently with, during or promptly after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering, unless extended. We may decide to extend the community offering for any reason and we are not required to give purchasers notice of any such extension unless such period extends beyond January 30, 2023, in which case we will resolicit purchasers.

Syndicated Community Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for in the subscription offering or purchased in the community offering in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated community offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole manager. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other brokers-dealers who are member firms of the Financial Industry Regulatory Authority, Inc. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until before the commencement of the syndicated community offering. The shares of common stock will be sold at the same price per share ($10.00 per share) that the shares are sold in the subscription offering and the community offering.

If there is a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription offering and the community offering (the use of stock order forms and the submission of funds directly to First Seacoast Bancorp, Inc. for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds from the purchaser (bank checks, money orders, deposit account withdrawals from accounts at First Seacoast Bank or wire transfers). See “—Procedure for Purchasing Shares in the Subscription and Community Offerings.” “Sweep” arrangements and delivery versus payment settlement will only be used in a syndicated community offering to the extent consistent with Rules 10b-9 and 15c2-4 of the Securities Exchange Act of 1934, as amended, and then-existing guidance and interpretations thereof of the Securities and Exchange Commission regarding the conduct of “min/max” offerings.

A syndicated community offering must terminate no more than 45 days following the expiration of the subscription offering, unless extended with the approval of the Federal Reserve Board, if necessary.

If for any reason we cannot effect a syndicated community offering of shares of common stock not subscribed for in the subscription offering or purchased in the community offering, or if there are an insignificant number of shares remaining unsold after such offerings, we will consider a firm commitment public offering, if feasible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangement.

Additional Limitations on Common Stock Purchases

The plan of conversion includes the following additional limitations on the number of shares of common stock that may be purchased in the stock offering:

(i)	No person may purchase fewer than 25 shares of common stock, to the extent those shares are available for purchase;

(ii)	Tax-qualified employee benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the stock offering;

(iii)

Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $400,000 (40,000 shares) of common stock in all categories of the stock offering combined;

(iv)

The number of shares of common stock that an existing First Seacoast Bancorp public stockholder may purchase in the stock offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing First Seacoast Bancorp common stock, may not exceed 9.9% of the shares of common stock of First Seacoast Bancorp, Inc. to be issued and outstanding at the completion of the conversion and stock offering; and

(v)

The maximum number of shares of common stock that may be purchased in all categories of the stock offering by executive officers and directors of First Seacoast Bank and their associates, in the aggregate, when combined with shares of common stock of First Seacoast Bancorp, Inc. issued in exchange for existing shares of First Seacoast Bancorp, may not exceed 25% of the total shares issued in the conversion and stock offering.

Depending upon market or financial conditions, our board of directors, with regulatory approval and without further approval of members of First Seacoast Bancorp, MHC and stockholders of First Seacoast Bancorp, may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of shares of common stock and who indicated on their stock order forms a desire to be resolicited in the event of an increase will be given the opportunity to increase their orders up to the then applicable limit, and other large subscribers may be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. If the maximum purchase limitation is increased to 5% of the shares sold in the stock offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the stock offering may not exceed in the aggregate 10% of the total shares sold in the stock offering.

The term “associate” of a person means:

(i)

any corporation or organization (other than First Seacoast Bank, First Seacoast Bancorp, Inc., First Seacoast Bancorp or First Seacoast Bancorp, MHC or a majority-owned subsidiary of any of those entities) of which the person is a senior officer, partner or, directly or indirectly, 10% beneficial stockholder;

(ii)

any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of First Seacoast Bancorp or First Seacoast Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” We may presume that certain persons are acting in concert based upon, among other things, joint account relationships or the fact that persons share a common address (whether or not related by blood or marriage) or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to First Seacoast Bancorp or other companies. Our directors are not treated as associates of each other solely because of their membership on the board of directors.

Common stock purchased in the stock offering will be freely transferable except for shares purchased by directors and certain officers of First Seacoast Bancorp, Inc. or First Seacoast Bank and except as described below. Any purchases made by any associate of First Seacoast Bancorp, Inc. or First Seacoast Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the stock offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion and Stock Offering” and “Restrictions on Acquisition of First Seacoast Bancorp, Inc.”

Prospectus Delivery

To ensure that each purchaser in the subscription offering and community offering receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days before the expiration date or hand deliver a prospectus any later than two days before that date. We are not obligated to deliver a prospectus or stock order form by means other than U.S. Mail. Execution of a stock order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

In the syndicated community offering, a prospectus and stock order form in electronic format may be made available on Internet sites or through other online services maintained by Keefe, Bruyette & Woods, Inc. or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Keefe, Bruyette & Woods, Inc. or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Keefe, Bruyette & woods, Inc. will assist us on a best efforts basis in the subscription and community offerings by:

•	advising us on the financial and securities market implications of the conversion and stock offering and the plan of conversion;

•	assisting us in structuring and marketing the stock offering;

•

reviewing all offering documents, including the prospectus, stock order forms and marketing materials (it being understood that the preparation and filing of any and all such documents will be our responsibility and that of our counsel);

•	assisting us in scheduling and preparing meetings with potential investors and broker-dealers, if necessary;

•	assisting us in analyzing proposals from outside vendors in connection with the stock offering, as needed;

•	assisting us in the drafting and distribution of press releases as required or appropriate in connection with the stock offering;

•	meeting with our board of directors and/or our management to discuss any of the above services; and

•	providing such other financial advisory and investment banking services as may be reasonably necessary to promote the successful completion of the stock offering.

For these services, Keefe, Bruyette & Woods, Inc. has received a non-refundable management fee of $30,000 and will receive at the closing of the stock offering a success fee equal to 1.0% of the aggregate purchase price of the common stock sold in the subscription offering and 1.5% of the aggregate purchase price of the common stock sold in the community offering, subject to a minimum success fee of $300,000. In addition, if Keefe, Bruyette & Woods, Inc. is required or requested to provide significant services as a result of a resolicitation of subscribers, Keefe, Bruyette & Woods, Inc. will be entitled to additional compensation for such services, not to exceed $30,000.

Syndicated Community Offering. If shares of common stock are sold in a syndicated community offering, we will pay a fee of up to 6.0% of the aggregate dollar amount of common stock sold in the syndicated community offering to Keefe, Bruyette & Woods, Inc. and any other broker-dealers included in the syndicated community offering. The success fee to be paid to Keefe, Bruyette & Woods, Inc. for its services in the subscription and community offerings will be credited against any fee payable for services in the syndicated community offering.

Expenses. Keefe, Bruyette & Woods, Inc. also will be reimbursed for reasonable out-of-pocket expenses, not to exceed $30,000, and fees and expenses of its legal counsel not to exceed $115,000. These expenses may be increased by additional amounts not to exceed $10,000 and $20,000, respectively, if unusual circumstances arise or a delay or resolicitation occurs, including a delay in the stock offering that would require an update to the financial information included in this prospectus. In no event shall out-of-pocket expenses, including fees and expenses of legal counsel, exceed $175,000. If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agency agreement, Keefe, Bruyette & Woods, Inc. will receive reimbursement of its reasonable out-of-pocket expenses. Keefe, Bruyette & Woods, Inc. shall have earned in full, and be entitled to be paid in full, all fees then due and payable at such date of termination. We have separately agreed to pay Keefe, Bruyette & Woods, Inc. fees and expenses for serving as records management agent, as described below.

Records Management

We have also engaged Keefe, Bruyette & Woods, Inc. as conversion and records management agent in connection with the conversion and the subscription offering and any community offering. In its role as conversion and records management agent, Keefe, Bruyette & Woods, Inc. will assist us in the stock offering by:

•	reviewing our deposit and loan accounts and create a master file of First Seacoast Bancorp, MHC’s members (i.e., depositors and certain borrowers of First Seacoast Bank) as of the key record dates;

•	assisting us in designing and preparing proxy forms and stock order forms;

•	tabulating proxies from members of First Seacoast Bancorp, MHC;

•	acting as or supporting the inspector of election at First Seacoast Bancorp, MHC’s special meeting of members and First Seacoast Bancorp’s special meeting of stockholders;

•	operating and managing the Stock Information Center; and

•	processing stock order forms.

Keefe, Bruyette & Woods, Inc. will receive fees of $35,000 for these services, of which $10,000 has been paid as of the date of this prospectus. These fees can be increased by an amount of up to $10,000 if there are material changes in regulations or the plan of conversion, or there are delays requiring duplicate or replacement processing. Keefe, Bruyette & Woods, Inc. will also be reimbursed for its reasonable out-of-pocket expenses not to exceed $10,000.

Indemnity

We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the stock offering materials for the common stock, including liabilities under the Securities Act of 1933, as well as certain other claims and litigation arising out of Keefe, Bruyette & Woods, Inc.’s engagement with respect to the conversion and stock offering.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription offering and any community offering. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of First Seacoast Bank may assist in the stock offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the stock offering.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Expiration Date. The subscription offering and any community offering will expire at 2:00 p.m., Eastern time, on December 16, 2022, unless we extend one or both for up to 45 days, with the approval of Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the stock offering. Any extension of the subscription and/or community offering beyond January 30, 2023 would require the Federal Reserve Board’s approval. If the stock offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.07% per annum, or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at 0.07% per annum, for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

To ensure each purchaser receives a prospectus at least 48 hours before the December 16, 2022 expiration date of the stock offering, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days before the expiration date or hand delivered any later than two days before the expiration date. Execution of a stock order form will confirm receipt of delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus.

We reserve the right in our sole discretion to terminate the stock offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.07% per annum, from the date of receipt as described above.

Use of Order Forms in the Subscription and Community Offerings. To purchase shares of common stock in the subscription offering and, if held, the community offering, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) on or before 2:00 p.m., Eastern time, on December 16, 2022. We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms, and we have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your stock order form and payment by mail using the stock order reply envelope provided or by paying for overnight delivery to the address listed on the stock order form. You may also hand-deliver stock order forms to First Seacoast Bank’s main office, located at 633 Central Avenue, Dover, New Hampshire. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at any other office of First Seacoast Bank. Do not mail stock order forms to First Seacoast Bank.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the stock offering. If you are ordering shares in the stock offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by First Seacoast Bank, the Federal Deposit Insurance Corporation or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Payment for Shares. Payment for all shares of common stock must accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may be made by:

(i)	personal check, bank check or money order, from the purchaser, made payable to First Seacoast Bancorp, Inc.;

(ii)	authorization of withdrawal of available funds from your First Seacoast Bank deposit account(s); or

(iii)	cash – cash will only be accepted at First Seacoast Bank’s main office and will be converted to a bank check. Please do not remit cash by mail.

Appropriate means for designating withdrawals from deposit account(s) at First Seacoast Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the stock offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate after the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at First Seacoast Bank and will earn interest at 0.07% per annum from the date payment is processed until the stock offering is completed or terminated.

You may not remit any type of third-party checks (including those payable to you and endorsed over to First Seacoast Bancorp, Inc.) or a First Seacoast Bank line of credit check. You may not designate on your stock order form direct withdrawal from a retirement account at First Seacoast Bank. See “—Using Individual Retirement Account Funds.” Additionally, you may not designate on your stock order form a direct withdrawal from First Seacoast Bank deposit accounts with check-writing privileges. Instead, a check should be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and will immediately withdraw the amount from your checking account(s). If permitted by the Federal Reserve Board, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. Wire transfers will not be accepted.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the stock offering is not completed by January 30, 2023. If the subscription offering and, if held, the community offering are extended beyond January 30, 2023, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to the notice of extension, we will promptly return your funds, with interest at 0.07% per annum, or cancel your deposit account withdrawal authorization. We may resolicit purchasers for a specified period of time.

Applicable regulations prohibit First Seacoast Bank from lending funds or extending credit to any persons to purchase shares of common stock in the stock offering.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time before 48 hours before the completion of the conversion and stock offering. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering, provided that there is a loan commitment from an unrelated financial institution or First Seacoast Bancorp, Inc. to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the stock offering, it will not be required to pay for such shares until completion of the stock offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your IRA at First Seacoast Bank or other retirement account to purchase shares of common stock in the stock offering, you must do so through an account offered by a custodian that can hold common stock. By regulation, First Seacoast Bank’s IRAs are not capable of holding common stock. Therefore, if you wish to use funds that are currently in an IRA held at First Seacoast Bank, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, which offers the type of retirement accounts that can hold common stock. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. A one-time and/or annual administrative fee may be payable to the independent trustee or custodian. You may select the custodian of your choice. You may, but are under no obligation to, select Keefe, Bruyette & Woods, Inc. or one of its affiliated broker dealers, Stifel, Nicolaus & Company, Incorporated or Century Securities Associates, as your IRA custodian. If you do purchase shares of First Seacoast Bancorp, Inc. common stock using funds from a Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated, or Century Securities Associates IRA, you acknowledge that Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated, or Century Securities Associates, as applicable, did not recommend or give you advice regarding such purchase. Other than the standard account fees and compensation associated with all IRAs, Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated, or Century

Securities Associates do not receive additional fees or compensation as a result of the purchase of First Seacoast Bancorp, Inc. common stock through a Keefe, Bruyette & Woods, Inc., Stifel, Nicolaus & Company, Incorporated, or Century Securities Associates IRA or other retirement account. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at First Seacoast Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks before the December 16, 2022 offering deadline. Processing these transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock. All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A book entry statement reflecting ownership of shares of common stock issued in the subscription offering and, if held, the community offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and stock offering. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. Until a statement reflecting your ownership of shares of common stock is available and delivered to you, you may not be able to sell the shares of common stock that you purchased, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state;

(ii)

the offer or sale of shares of common stock to such persons would require us or our employees to register, under the securities laws of such state, as a broker or dealer or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Applicable banking regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you cannot add the name(s) of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. Doing so may jeopardize your subscription rights. You may only add those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise before completion of the stock offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the stock offering. If you have any questions regarding the conversion and stock offering, call our Stock Information Center at 1-(877) 892-9472 (toll-free). The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern time, and will be closed on bank holidays.

Liquidation Rights

Liquidation Before the Conversion and Stock Offering. In the unlikely event that First Seacoast Bancorp, MHC is liquidated before the conversion and stock offering, all claims of creditors of First Seacoast Bancorp, MHC would be paid first. Thereafter, if there were any assets of First Seacoast Bancorp, MHC remaining, these assets would first be distributed to depositors of First Seacoast Bank pro rata based on the value of their accounts at First Seacoast Bank.

Liquidation Following the Conversion and Stock Offering. The plan of conversion provides for the establishment, upon the completion of the conversion and stock offering, of a liquidation account by First Seacoast Bancorp, Inc. for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) First Seacoast Bancorp, MHC’s ownership interest in First Seacoast Bancorp’s total stockholders’ equity as of the date of the latest statement of financial condition contained in this prospectus plus (ii) the value of the net assets of First Seacoast Bancorp, MHC as of the date of the latest statement of financial condition of First Seacoast Bancorp, MHC before the consummation of the conversion and stock offering (excluding its ownership of First Seacoast Bancorp). The plan of conversion also provides for the establishment of a parallel liquidation account by First Seacoast Bank to support the First Seacoast Bancorp, Inc. liquidation account if First Seacoast Bancorp, Inc. does not have sufficient assets to fund its obligations under the First Seacoast Bancorp, Inc. liquidation account.

In the unlikely event that First Seacoast Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in First Seacoast Bancorp, Inc., a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of First Seacoast Bank or First Seacoast Bancorp, Inc. above that amount.

The liquidation account established by First Seacoast Bancorp, Inc. is intended to provide qualifying depositors of First Seacoast Bank with a liquidation interest (exchanged for the liquidation interests such persons had in First Seacoast Bancorp, MHC) after the conversion and stock offering in the event of a complete liquidation of First Seacoast Bancorp, Inc. and First Seacoast Bank or a liquidation solely of First Seacoast Bank. Specifically, in the unlikely event that either (i) First Seacoast Bank or (ii) First Seacoast Bancorp, Inc. and First Seacoast Bank were to liquidate after the conversion and stock offering, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of the close of business on June 30, 2021 and September 30, 2022 of their interests in the liquidation account maintained by First Seacoast Bancorp, Inc. Also, in a complete liquidation of both entities, or of First Seacoast Bank only, when First Seacoast Bancorp, Inc. has insufficient assets (other than the stock of First Seacoast Bank) to fund the liquidation account distribution owed to Eligible Account Holders, and First Seacoast Bank has positive net worth, then First Seacoast Bank shall immediately make a distribution to fund First Seacoast Bancorp, Inc.’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by First Seacoast Bancorp, Inc. as adjusted periodically pursuant to the plan of conversion and federal regulations. If First Seacoast Bancorp, Inc. is completely liquidated or sold apart from a sale or liquidation of First Seacoast Bank, then the First Seacoast Bancorp, Inc. liquidation account will cease to exist and Eligible Account Holders will receive an equivalent interest in the First Seacoast Bank liquidation account, subject to the same rights and terms as the First Seacoast Bancorp, Inc. liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, First Seacoast Bancorp, Inc. will transfer, or, upon the prior written approval of the Federal Reserve Board, may transfer the liquidation account and the depositors’ interests in such account to First Seacoast Bank and the liquidation account shall thereupon be subsumed into the liquidation account of First Seacoast Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which First Seacoast Bancorp, Inc. or First Seacoast Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in First Seacoast Bank as of the close of business on June 30, 2021 or September 30, 2022, respectively, equal to the proportion that the balance of such account holder’s deposit account at the close of business on June 30, 2021 or September 30, 2022, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in First Seacoast Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion and stock offering, the amount in any such deposit account is less than the amount in the deposit account at the close of business on June 30, 2021 or September 30, 2022, or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion and stock offering is subject to the prior receipt of an opinion of counsel or tax advisor with respect to the federal and state income tax consequences of the conversion and stock offering to First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank, First Seacoast Bancorp, Inc., Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members. Unlike private letter rulings, an opinion of counsel or a tax advisor is not binding on the Internal Revenue Service or any state taxing authority, and those authorities may disagree with the opinion. In the event of a disagreement, there can be no assurance that First Seacoast Bancorp, Inc., or First Seacoast Bank would prevail in a judicial proceeding.

First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank and First Seacoast Bancorp, Inc. have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion and stock offering, as follows:

1.	The merger of First Seacoast Bancorp, MHC with and into First Seacoast Bancorp will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in First Seacoast Bancorp, MHC for liquidation interests in First Seacoast Bancorp will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.

None of First Seacoast Bancorp, MHC, First Seacoast Bancorp, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of First Seacoast Bancorp, MHC to First Seacoast Bancorp and the assumption by First Seacoast Bancorp of First Seacoast Bancorp, MHC’s liabilities, if any, in constructive exchange for liquidation interests in First Seacoast Bancorp.

4.

First Seacoast Bancorp will not recognize any gain or loss on the transfer of its assets to First Seacoast Bancorp, Inc. and First Seacoast Bancorp, Inc.’s assumption of its liabilities in exchange for shares of First Seacoast Bancorp, Inc. stock or the distribution of First Seacoast Bancorp, Inc. stock to stockholders of First Seacoast Bancorp and the constructive distribution of the interests in the Liquidation Account to Eligible Account Holders and Supplemental Eligible Account Holders.

5.

The basis of the assets of First Seacoast Bancorp, MHC (other than the stock in First Seacoast Bancorp) and the holding period of the assets to be received by First Seacoast Bancorp will be the same as the basis and holding period of such assets in First Seacoast Bancorp, MHC immediately before the exchange.

6.

The merger of First Seacoast Bancorp with and into First Seacoast Bancorp, Inc. will constitute a mere change in identity, form, or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither First Seacoast Bancorp nor First Seacoast Bancorp, Inc. will recognize gain or loss as a result of such merger.

7.

The basis of the assets of First Seacoast Bancorp and the holding period of such assets to be received by First Seacoast Bancorp, Inc. will be the same as the basis and holding period of such assets in First Seacoast Bancorp immediately before the exchange.

8.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in First Seacoast Bancorp for interests in the liquidation account in First Seacoast Bancorp, Inc.

9.

The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in First Seacoast Bancorp for interests in the liquidation account established in First Seacoast Bancorp, Inc. will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.

Each stockholder’s aggregate basis in shares of First Seacoast Bancorp, Inc. common stock received in the exchange will be the same as the aggregate basis of First Seacoast Bancorp common stock surrendered in the exchange.

11.

Each stockholder’s holding period in its First Seacoast Bancorp, Inc. common stock received in the exchange will include the period during which the First Seacoast Bancorp common stock surrendered was held, provided that the First Seacoast Bancorp common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.

Except with respect to cash received in lieu of fractional shares, current stockholders of First Seacoast Bancorp will not recognize any gain or loss upon their exchange of First Seacoast Bancorp common stock for First Seacoast Bancorp, Inc. common stock.

13.

Cash received by any current stockholder of First Seacoast Bancorp in lieu of a fractional share interest in shares of First Seacoast Bancorp, Inc. common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of First Seacoast Bancorp, Inc. common stock, which the stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

14.

It is more likely than not that the fair market value of the nontransferable subscription rights to purchase First Seacoast Bancorp, Inc. common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon distribution to them of nontransferable subscription rights to purchase shares of First Seacoast Bancorp, Inc. common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

15.

It is more likely than not that at the effective date of the conversion and stock offering the fair market value of the benefit provided to Eligible Account Holders and Supplemental Eligible Account Holders by their interest in the liquidation account of First Seacoast Bank is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the First Seacoast Bank liquidation account as of the effective date of the conversion and stock offering.

16.

It is more likely than not that the basis of the shares of First Seacoast Bancorp, Inc. common stock purchased in the stock offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the First Seacoast Bancorp, Inc. common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised (i.e., the effective date of the conversion and stock offering).

17.	No gain or loss will be recognized by First Seacoast Bancorp, Inc. on the receipt of money in exchange for First Seacoast Bancorp, Inc. common stock sold in the stock offering.

We believe that the tax opinions summarized above address the material federal income tax consequences that are generally applicable to First Seacoast Bancorp, MHC, First Seacoast Bancorp, First Seacoast Bank, First Seacoast Bancorp, Inc., persons receiving subscription rights, and stockholders of First Seacoast Bancorp. With respect to items 13 and 15 above, Luse Gorman, PC noted that the subscription rights will be granted at no cost to the recipients, are legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Luse Gorman, PC further noted that Feldman Financial Advisors, Inc. has issued a letter that the subscription rights have no ascertainable fair market value. Luse Gorman, PC also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences if subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to liquidation of a solvent bank and/or holding company (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in First Seacoast Bank are reduced; (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets by a credit union; and (v) the First Seacoast Bank liquidation account payment obligation arises only if First Seacoast Bancorp, Inc. lacks sufficient assets to fund the liquidation account or if First Seacoast Bank (or First Seacoast Bank and First Seacoast Bancorp, Inc.) enters into a transaction to transfer First Seacoast Bank’s assets and liabilities to a credit union.

In addition, we have received a letter from Feldman Financial Advisors, Inc. stating its belief that the benefit provided by the First Seacoast Bank liquidation account supporting the payment of the liquidation account if (i) First Seacoast Bancorp, Inc. lacks sufficient net assets or (ii) First Seacoast Bank (or First Seacoast Bank and First Seacoast Bancorp, Inc.) enters into a transaction to transfer First Seacoast Bank’s assets and liabilities to a credit union, does not have any economic value at the time of the conversion and stock offering. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the First Seacoast Bank liquidation account have no value. If such rights are subsequently found to have an economic value as of the effective time of the conversion and stock offering, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of the fair market value as of the date of the conversion and stock offering.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed conversion and stock offering, but those rulings may not be cited as precedent by any taxpayer other than the taxpayer to whom a ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Baker Newman Noyes that the New Hampshire income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to First Seacoast Bancorp, Inc.’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion and Stock Offering

All shares of common stock purchased in the stock offering by a director or certain officers of First Seacoast Bank, First Seacoast Bancorp, First Seacoast Bancorp, Inc. or First Seacoast Bancorp, MHC generally may not be sold for a period of one year following the closing of the conversion and stock offering, except if the individual dies. Restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of First Seacoast Bancorp, Inc. also will be restricted by the insider trading rules under the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion and stock offering, may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR STOCKHOLDERS OF FIRST SEACOAST BANCORP

General. As a result of the conversion and stock offering, stockholders of First Seacoast Bancorp will become stockholders of First Seacoast Bancorp, Inc. The differing rights of stockholders of First Seacoast Bancorp and stockholders of First Seacoast Bancorp, Inc. result from differences between federal and Maryland law and regulations, and differences between First Seacoast Bancorp’s federal charter and bylaws and First Seacoast Bancorp, Inc.’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of First Seacoast Bancorp, Inc.’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of First Seacoast Bancorp consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

The authorized capital stock of First Seacoast Bancorp, Inc. consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Under Maryland General Corporation Law and First Seacoast Bancorp, Inc.’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of First Seacoast Bancorp.

First Seacoast Bancorp’s charter and First Seacoast Bancorp, Inc.’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, First Seacoast Bancorp, MHC is required to own not less than a majority of the outstanding shares of First Seacoast Bancorp common stock. First Seacoast Bancorp, MHC will no longer exist following completion of the conversion and stock offering.

First Seacoast Bancorp, Inc.’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas First Seacoast Bancorp’s charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by stockholders. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by First Seacoast Bancorp stockholders and by First Seacoast Bancorp, Inc. stockholders due to requirements of the Nasdaq Stock Market and to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither First Seacoast Bancorp’s charter or bylaws nor First Seacoast Bancorp, Inc.’s articles of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends. First Seacoast Bancorp’s ability to pay dividends depends, to a large extent, upon First Seacoast Bank’s ability to pay dividends to First Seacoast Bancorp, which is restricted by federal regulations and by federal income tax considerations related to savings banks.

The same restrictions will apply to First Seacoast Bank’s ability to pay of dividends to First Seacoast Bancorp, Inc. In addition, Maryland law generally provides that First Seacoast Bancorp, Inc. is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make First Seacoast Bancorp, Inc. insolvent.

Board of Directors. First Seacoast Bancorp’s bylaws and First Seacoast Bancorp, Inc.’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under First Seacoast Bancorp’s bylaws, any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors of First Seacoast Bancorp to fill vacancies may only serve until the next election of directors by stockholders. Under First Seacoast Bancorp, Inc.’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Limitations on Liability. The charter and bylaws of First Seacoast Bancorp do not limit the personal liability of directors or officers.

First Seacoast Bancorp, Inc.’s articles of incorporation provide that directors and officers will not be personally liable for monetary damages to First Seacoast Bancorp, Inc. for certain actions as directors or officers, except for (i) receipt of an improper personal benefit, (ii) actions or omissions that are determined to have materially involved active and deliberate dishonesty, or (iii) to the extent otherwise provided by Maryland law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their duties even though such an action, if successful, might benefit First Seacoast Bancorp, Inc.

Indemnification of Directors, Officers, Employees and Agents. As generally allowed under current Federal Reserve Board regulations and First Seacoast Bancorp’s bylaws, First Seacoast Bancorp will indemnify its current and former directors, officers and employees for any amount for which that person becomes liable under a judgment in, and any reasonable costs incurred in connection with, any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of First Seacoast Bancorp or its stockholders. First Seacoast Bancorp also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may become entitled to indemnification.

The articles of incorporation of First Seacoast Bancorp, Inc. provide that it shall indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as shall be authorized by the board of directors and Maryland law, all subject to any applicable federal law and regulation. Maryland law allows First Seacoast Bancorp, Inc. to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of First Seacoast Bancorp, Inc. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders. First Seacoast Bancorp’s bylaws provide that special meetings of stockholders may be called by the chairman, the president, a majority of the members of the board of directors or the holders of not less than 10% of the outstanding capital stock entitled to vote at the meeting.

First Seacoast Bancorp, Inc.’s bylaws provide that special meetings of stockholders may be called by the president, the chairman or by a majority vote of the total authorized directors, and shall be called upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. First Seacoast Bancorp’s bylaws provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with First Seacoast Bancorp at least five days before the date of any such meeting.

First Seacoast Bancorp, Inc.’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to First Seacoast Bancorp, Inc. not less than 110 days nor more than 120 days before the anniversary of the prior year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before the anniversary of the preceding year’s annual meeting, a stockholder’s written notice shall be timely only if delivered or mailed to and received by the Secretary of First Seacoast Bancorp, Inc. at the principal executive office of the corporation no earlier than the day on which public disclosure of the date of such annual meeting is first made and no later than the tenth day following the day on which public disclosure of the date of such annual meeting is first made.

Management of First Seacoast Bancorp, Inc. believes that it is in the best interests of First Seacoast Bancorp, Inc. and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are not in stockholders’ best interests.

Stockholder Action Without a Meeting. Under First Seacoast Bancorp’s bylaws and under Maryland law with respect to First Seacoast Bancorp, Inc., action may be taken by stockholders without a meeting if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Right to Examine Books and Records. A federal regulation, which is applicable to First Seacoast Bancorp, provides that stockholders may inspect and copy specified books and records after proper written notice for a proper purpose. Maryland law provides that a stockholder may inspect a company’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, have held at least 5% of the company’s total shares, have the right to inspect the company’s stock ledger, list of stockholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Stockholders. First Seacoast Bancorp, Inc.’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. First Seacoast Bancorp’s charter contains a similar provision that will expire on July 16, 2024, which is the fifth anniversary of First Seacoast Bank’s initial conversion to stock form in connection with its reorganization into the mutual holding company structure.

In addition, federal regulations provide that for a period of three years following the date of the completion of the conversion and stock offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of First Seacoast Bancorp, Inc.’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of First Seacoast Bancorp, Inc.’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Director Qualifications. First Seacoast Bancorp, Inc.’s bylaws provide that certain individuals are not eligible for election or appointment as a director, including an individual who (i) in the past ten years, has been subject to a cease and desist, consent or other formal order, other than a civil money penalty, from a financial or securities regulatory agency; (ii) has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; or (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime. The bylaws also prohibit service on the board of directors where an individual: is, at the same time, associated with a bank, savings institution, credit union, mortgage banking company, consumer loan company or similar organization that engages in financial services related business activities or solicits customers in the same market area as First Seacoast Bancorp, Inc. or any of its subsidiaries; does not agree in writing to comply with all of First Seacoast Bancorp, Inc.’s policies applicable to directors including but not limited to its confidentiality policy and confirm in writing his or her qualifications under the bylaws; is a party to any agreement or arrangement with a party other than First Seacoast Bancorp, Inc. or a subsidiary that (1) materially limits his or her voting discretion as a member of the board of directors, or (2) materially impairs his or her ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of First Seacoast Bancorp, Inc.; or is the nominee or representative of a company or other entity of which any of the directors, partners, trustees or 10% stockholders would not be eligible for election or appointment to the board of directors under the bylaws.

First Seacoast Bancorp’s charter and bylaws do not provide for restrictions on service as a director.

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between First Seacoast Bancorp, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of First Seacoast Bancorp, Inc.’s voting stock after the date on which First Seacoast Bancorp, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of First Seacoast Bancorp, Inc. at any time after the date on which First Seacoast Bancorp, Inc. had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of First Seacoast Bancorp, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between First Seacoast Bancorp, Inc. and an interested stockholder generally must be recommended by the board of directors of First Seacoast Bancorp, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of First Seacoast Bancorp, Inc., and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of First Seacoast Bancorp, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if First Seacoast Bancorp, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Current federal regulations do not provide a vote standard for business combinations involving a federal mid-tier stock holding companies, like First Seacoast Bancorp.

Mergers, Consolidations and Sales of Assets. As a result of an election made in First Seacoast Bancorp, Inc.’s articles of incorporation, a merger or consolidation of First Seacoast Bancorp, Inc. requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;

•

each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90%-owned subsidiary of First Seacoast Bancorp, Inc.

Under Maryland law, a sale of all or substantially all of First Seacoast Bancorp, Inc.’s assets other than in the ordinary course of business, or a voluntary dissolution of First Seacoast Bancorp, Inc., requires the approval of its board of directors and the affirmative vote of two-thirds of the votes of stockholders entitled to be cast on the matter.

Current federal regulations do not provide a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies, like First Seacoast Bancorp.

Evaluation of Offers. The articles of incorporation of First Seacoast Bancorp, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of First Seacoast Bancorp, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of First Seacoast Bancorp, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon First Seacoast Bancorp, Inc.’s stockholders, including stockholders, if any, who do not participate in the transaction;

•

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, First Seacoast Bancorp, Inc. and its subsidiaries and on the communities in which First Seacoast Bancorp, Inc. and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of First Seacoast Bancorp, Inc.;

•	whether a more favorable price could be obtained for First Seacoast Bancorp, Inc.’s stock or other securities in the future;

•

the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of First Seacoast Bancorp, Inc. and its subsidiaries;

•	the future value of the stock or any other securities of First Seacoast Bancorp, Inc. or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of First Seacoast Bancorp, Inc. to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

First Seacoast Bancorp’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal. Under Maryland law, stockholders of First Seacoast Bancorp, Inc. will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which First Seacoast Bancorp, Inc. is a party as long as the common stock of First Seacoast Bancorp, Inc. trades on a national securities exchange.

Current federal regulations do not provide for dissenters’ appraisal rights for stockholders of federal mid-tier stock holding companies, like First Seacoast Bancorp.

Forum Selection for Certain Stockholder Lawsuits. The articles of incorporation of First Seacoast Bancorp, Inc. provide that, unless First Seacoast Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of First Seacoast Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of First Seacoast Bancorp, Inc. to First Seacoast Bancorp, Inc. or First Seacoast Bancorp, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of First Seacoast Bancorp, Inc. shall be deemed to have notice of and consented to the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with First Seacoast Bancorp, Inc. and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

First Seacoast Bancorp’s charter and bylaws do not contain a similar provision.

Amendment of Governing Instruments. No amendment of First Seacoast Bancorp’s charter may be made unless it is first proposed by the board of directors, then approved or preapproved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. Amendments to First Seacoast Bancorp’s bylaws require either preliminary approval by or post-adoption notice to the Federal Reserve Board as well as approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of First Seacoast Bancorp at any legal meeting.

First Seacoast Bancorp, Inc.’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire First Seacoast Bancorp, Inc.;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by First Seacoast Bancorp, Inc.;

(xi)	the limitation of liability of officers and directors to First Seacoast Bancorp, Inc. for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the advance notice requirements for stockholder proposals and nominations;

(xiv)	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and

(xv)

the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

First Seacoast Bancorp, Inc.’s articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of First Seacoast Bancorp, Inc.’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF FIRST SEACOAST BANCORP, INC.

Although the board of directors of First Seacoast Bancorp, Inc. is unaware of any effort that might be made to obtain control of First Seacoast Bancorp, Inc. after the conversion and stock offering, the board of directors believes that it is appropriate to include certain provisions as part of First Seacoast Bancorp, Inc.’s articles of incorporation to protect the interests of First Seacoast Bancorp, Inc. and its stockholders from takeovers which the board of directors might conclude are not in the best interests of First Seacoast Bancorp, Inc. or its stockholders.

The following discussion is a general summary of the material provisions of Maryland law, First Seacoast Bancorp, Inc.’s articles of incorporation and bylaws, First Seacoast Bank’s charter and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. First Seacoast Bancorp, Inc.’s articles of incorporation and bylaws are included as part of First Seacoast Bancorp, MHC’s application for conversion filed with the Federal Reserve Board and First Seacoast Bancorp, Inc.’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Maryland Law and Articles of Incorporation and Bylaws of First Seacoast Bancorp, Inc.

Maryland law, as well as First Seacoast Bancorp, Inc.’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of First Seacoast Bancorp, Inc. more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Therefore, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of First Seacoast Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chairman, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of First Seacoast Bancorp, Inc.’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. After the conversion and stock offering, First Seacoast Bancorp, Inc. will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of First Seacoast Bancorp, Inc.” The articles of incorporation authorize 10,000,000 shares of serial preferred stock. First Seacoast Bancorp, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of First Seacoast Bancorp, Inc. that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of First Seacoast Bancorp, Inc. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Stockholders of First Seacoast Bancorp – Amendment of Governing Instruments.”

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of First Seacoast Bancorp, Inc.’s directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of First Seacoast Bancorp, Inc. in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between First Seacoast Bancorp, Inc. and an “interested stockholder.” See “Comparison of Stockholder Rights for Stockholders of First Seacoast Bancorp – Mergers, Consolidations and Sales of Assets.”

Evaluation of Offers. The articles of incorporation of First Seacoast Bancorp, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of First Seacoast Bancorp, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of First Seacoast Bancorp, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “Comparison of Stockholder Rights for Stockholders of First Seacoast Bancorp – Evaluation of Offers.”

Purpose and Anti-Takeover Effects of First Seacoast Bancorp, Inc.’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the stock offering proceeds into productive assets during the initial period after the conversion and stock offering. We believe these provisions are in the best interests of First Seacoast Bancorp, Inc. and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of First Seacoast Bancorp, Inc. and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of First Seacoast Bancorp, Inc. and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of First Seacoast Bancorp, Inc. and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of First Seacoast Bancorp, Inc.’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of First Seacoast Bank

First Seacoast Bank’s charter will provide that for a period of five years from the closing of the conversion and stock offering, no person other than First Seacoast Bancorp, Inc. may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of First Seacoast Bank. This provision will not apply to any tax-qualified employee benefit plan of First Seacoast Bank or First Seacoast Bancorp, Inc. or to underwriters in connection with a public offering. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion and stock offering if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with First Seacoast Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK OF FIRST SEACOAST BANCORP, INC.

General

First Seacoast Bancorp, Inc. is authorized to issue 90,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. First Seacoast Bancorp, Inc. currently expects to issue in the stock offering and the exchange up to a total of 6,869,548 shares of common stock, at the maximum of the offering range. First Seacoast Bancorp, Inc. will not issue shares of preferred stock in the conversion and stock offering. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

The articles of incorporation of First Seacoast Bancorp, Inc. contain a provision that provides that state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder lawsuits. See “Risk Factors – Risks Related to the Stock Offering – Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholders litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees” and “Comparison of Stockholders’ Rights for Stockholders of First Seacoast Bancorp – Forum Selection for Certain Stockholder Lawsuits” for further information.

Common Stock

Dividends. First Seacoast Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if First Seacoast Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, First Seacoast Bancorp, Inc. may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by First Seacoast Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce First Seacoast Bancorp, Inc.’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of First Seacoast Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If First Seacoast Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the stock offering and exchange, the holders of common stock of First Seacoast Bancorp, Inc. will have exclusive voting rights in First Seacoast Bancorp, Inc. They will elect First Seacoast Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of First Seacoast Bancorp, Inc.’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If First Seacoast Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a federally-chartered stock savings bank, corporate powers and control of First Seacoast Bank are vested in its board of directors, who elect the officers of First Seacoast Bank and who fill any vacancies on the board of directors. Voting rights of First Seacoast Bank are vested exclusively in the owners of the shares of capital stock of First Seacoast Bank, which will be First Seacoast Bancorp, Inc., and voted at the direction of First Seacoast Bancorp, Inc.’s board of directors. Consequently, the holders of the common stock of First Seacoast Bancorp, Inc. will not have direct control of First Seacoast Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of First Seacoast Bank, First Seacoast Bancorp, Inc., as the holder of 100% of First Seacoast Bank’s capital stock, would be entitled to receive all assets of First Seacoast Bank available for distribution, after payment or provision for payment of all debts and liabilities of First Seacoast Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of First Seacoast Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of First Seacoast Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of First Seacoast Bancorp, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of First Seacoast Bancorp, Inc’s authorized shares of preferred stock will be issued as part of the conversion and stock offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for First Seacoast Bancorp, Inc.’s common stock is American Stock Transfer & Trust Company, LLC, Brooklyn, New York.

EXPERTS

The consolidated financial statements of First Seacoast Bancorp as of December 31, 2021 and 2020 and for the each of the years then ended have been included in this prospectus and in the registration statement in reliance upon the report of Baker Newman & Noyes LLC, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

Feldman Financial Advisors, Inc. has consented to the publication in this prospectus of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock of First Seacoast Bancorp, Inc. upon completion of the conversion and stock offering and of its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., special counsel to First Seacoast Bancorp, Inc., First Seacoast Bancorp, MHC, First Seacoast Bancorp, and First Seacoast Bank, has issued to First Seacoast Bancorp, Inc. its opinion regarding the legality of the common stock and has issued to First Seacoast Bancorp, Inc., First Seacoast Bancorp, MHC, First Seacoast Bancorp, and First Seacoast Bank its opinion regarding the federal income tax consequences of the conversion and stock offering. Baker Newman & Noyes LLC, Portsmouth, New Hampshire, has provided an opinion to us regarding the New Hampshire income tax consequences of the conversion and stock offering. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. and, in the event of a syndicated community offering, for any other co-managers, by Breyer & Associates PC, McLean, Virginia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Seacoast Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report, which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission’s telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including First Seacoast Bancorp, Inc. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

First Seacoast Bancorp, MHC has filed an application for conversion and a savings and loan holding company application, both with the Federal Reserve Board. To obtain a copy of the applications filed with the Federal Reserve Board, you may contact Eileen Leighton, Vice President, of the Federal Reserve Bank of Boston at (617) 973-3212. The plan of conversion is available for inspection, upon request, at each office of First Seacoast Bank.

In connection with the conversion and stock offering, First Seacoast Bancorp, Inc. will register its common stock under Section 12 of the Securities Exchange Act of 1934. Upon such registration, First Seacoast Bancorp, Inc. and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, First Seacoast Bancorp, Inc. has undertaken that it will not terminate such registration for a period of at least three years following the completion of the conversion and stock offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FIRST SEACOAST BANCORP

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at June 30, 2022 (unaudited), December 31, 2021 and 2020	F-3
Consolidated Statements of Income for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	F-4
Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	F-6
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2021 (unaudited) and the Years Ended December 31, 2021 and 2020	F-7
Notes to Consolidated Financial Statements	F-8

*            *             *

Separate financial statements for First Seacoast Bancorp, Inc. have not been included in this prospectus because it has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

First Seacoast Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Seacoast Bancorp and Subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Newman & Noyes LLC

We have served as the Company’s auditor since 2011.

Portland, Maine

March 25, 2022

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021	2020
(Dollars in thousands)	(Unaudited)
ASSETS
Cash and due from banks	$4,057	$6,638	$5,996
Interest bearing time deposits with other banks	996	1,245	2,488
Securities available-for-sale, at fair value	103,387	91,365	55,470
Federal Home Loan Bank stock	2,684	1,688	1,796
Total loans	385,601	376,641	368,142
Less allowance for loan losses	(3,644)	(3,590)	(3,342)

Net loans	381,957	373,051	364,800
Land, building and equipment, net	4,401	4,566	5,078
Bank-owned life insurance	4,502	4,461	4,356
Accrued interest receivable	1,646	1,499	1,412
Other assets	6,616	2,561	1,666

Total assets	$510,246	$487,074	$443,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing deposits	$91,700	$98,624	$64,571
Interest bearing deposits	296,168	294,619	262,810

Total deposits	387,868	393,243	327,381
Advances from Federal Home Loan Bank	64,250	29,462	34,127
Advances from Federal Reserve Bank	—	—	18,195
Mortgagors’ tax escrow	725	652	1,420
Deferred compensation liability	1,650	1,729	1,667
Other liabilities	3,881	1,520	1,411

Total liabilities	458,374	426,606	384,201

Stockholders’ Equity:
Preferred Stock, $.01 par value, 10,000,000 shares authorized, none issued	—	—	—
Common Stock, $.01 par value, 90,000,000 shares authorized; 6,201,770 issued and 6,064,891 and 6,123,337 shares outstanding at June 30, 2022 and December 31, 2021, respectively; and 6,083,500 issued and 6,058,024 outstanding as of December 31, 2020	62	62	61
Additional paid-in capital	26,785	26,783	25,606
Retained earnings	37,385	36,813	34,192
Accumulated other comprehensive (loss) income	(8,083)	721	1,381
Treasury stock, at cost: 136,879, 78,433 and 25,476 shares as of June 30, 2022, December 31, 2021 and December 31, 2020, respectively	(1,371)	(748)	(233)
Unearned stock compensation	(2,906)	(3,163)	(2,146)

Total stockholders’ equity	51,872	60,468	58,861

Total liabilities and stockholders’ equity	$510,246	$487,074	$443,062

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
(Dollars in thousands, except per share data)	(Unaudited)
Interest and dividend income:
Interest and fees on loans	$6,884	$7,225	$14,129	$14,538
Interest on debt securities:
Taxable	457	142	448	280
Non-taxable	558	444	895	915

Total interest on debt securities	1,015	586	1,343	1,195
Dividends	23	2	23	117

Total interest and dividend income	7,922	7,813	15,495	15,850

Interest expense:
Interest on deposits	249	328	586	1,515
Interest on borrowings	142	184	649	1,659

Total interest expense	391	512	1,235	3,174

Net interest and dividend income	7,531	7,301	14,260	12,676
Provision for loan losses	60	85	205	480

Net interest and dividend income after provision for loan losses	7,471	7,216	14,055	12,196

Non-interest income:
Customer service fees	462	489	1,007	979
Gain on sale of loans	2	88	130	323
Securities gains, net	52	535	535	410
Income from bank-owned life insurance	40	40	105	89
Loan servicing fee income (loss)	89	84	163	(3)
Investment services fees	176	118	247	198
Other income	19	25	62	50

Total non-interest income	840	1,379	2,249	2,046

Non-interest expense:
Salaries and employee benefits	4,677	3,751	7,833	8,069
Director compensation	137	128	259	269
Occupancy expense	375	337	637	671
Equipment expense	254	281	548	576
Marketing	149	201	361	364
Data processing	724	671	1,407	1,166
Deposit insurance fees	74	59	125	117
Professional fees and assessments	515	481	834	891
Debit card fees	86	91	196	218
Employee travel and education expenses	66	43	120	100
Other expense	558	382	762	746

Total non-interest expense	7,615	6,425	13,082	13,187

Income before income tax expense (benefit)	696	2,170	3,222	1,055
Income tax expense (benefit)	124	429	601	(24)

Net income	$572	$1,741	$2,621	$1,079

Earnings per share:
Basic	$0.10	$0.30	$0.45	$0.18

Diluted	$0.10	$0.30	$0.45	$0.18

Weighted Average Shares:
Basic	5,771,234	5,827,589	5,817,509	5,865,098

Diluted	5,790,723	5,827,589	5,817,509	5,865,098

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
(Dollars in thousands)	(Unaudited)
Net income	$572	$1,741	$2,621	$1,079
Other comprehensive (loss) income, net of income taxes:
Securities available-for-sale:
Unrealized holding (losses) gains on securities available-for-sale arising during the period, net of income taxes of $(3,535), $(107), $(381) and $359, respectively	(9,518)	(287)	(1,026)	967
Reclassification adjustment for securities gains, net and net amortization of bond premiums included in net income, net of income taxes of $118, $(59), $44 and $(3), respectively	317	(158)	120	(7)

Total unrealized (loss) gain on securities available-for-sale	(9,201)	(445)	(906)	960
Derivatives:
Change in interest rate swaps, net of income taxes of $146, $47, $78 and $(38), respectively	392	127	211	(102)
Reclassification adjustment for net interest expense on swaps included in net income, net of income taxes of $2, $5, $13 and $1, respectively	5	13	35	2

Total change in interest rate swaps	397	140	246	(100)

Other comprehensive (loss) income	(8,804)	(305)	(660)	860

Comprehensive (loss) income	$(8,232)	$1,436	$1,961	$1,939

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unearned Stock Compensation	Total Stockholders’ Equity
Balance December 31, 2019	6,083,500	$61	$25,636	$33,113	$521	$—	$(2,265)	$57,066
Net income	—	—	—	1,079	—	—	—	1,079
Other comprehensive income	—	—	—	—	860	—	—	860
Treasury stock activity	(25,476)	—	—	—	—	(233)	—	(233)
ESOP shares earned - 11,924 shares	—	—	(30)	—	—	—	119	89

Balance December 31, 2020	6,058,024	61	25,606	34,192	1,381	(233)	(2,146)	58,861
Net income	—	—	—	2,621	—	—	—	2,621
Other comprehensive loss	—	—	—	—	(660)	—	—	(660)
Treasury stock activity	(52,957)	—	—	—	—	(515)	—	(515)
Issuance of stock compensation	118,270	1	1,181	—	—	—	(1,182)	—
Amortization of unearned stock compensation	—	—	—	—	—	—	46	46
ESOP shares earned - 11,924 shares	—	—	(4)	—	—	—	119	115

Balance December 31, 2021	6,123,337	62	26,783	36,813	721	(748)	(3,163)	60,468
Net income	—	—	—	572	—	—	—	572
Other comprehensive loss	—	—	—	—	(8,804)	—	—	(8,804)
Treasury stock activity	(58,446)	—	—	—	—	(623)	—	(623)
Amortization of unearned stock compensation	—	—	—	—	—	—	197	197
ESOP shares earned - 5,962 shares	—	—	2	—	—	—	60	62

Balance June 30, 2022 (Unaudited)	6,064,891	$62	$26,785	$37,385	$(8,083)	$(1,371)	$(2,906)	$51,872

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
(Dollars in thousands)	(Unaudited)
Cash flows from operating activities:
Net income	$572	$1,741	$2,621	$1,079
Adjustments to reconcile net income to net cash provided by operating activities:
ESOP expense	62	57	115	89
Stock based compensation	197	—	46	—
Depreciation and amortization	271	281	561	576
Net amortization of bond premium	487	318	699	399
Provision for loan losses	60	85	205	480
Gain on sale of loans	(2)	(88)	(130)	(323)
Securities gains, net	(52)	(535)	(535)	(410)
Proceeds from loans sold	497	3,000	6,198	12,008
Origination of loans sold	(495)	(2,912)	(6,068)	(11,685)
Increase in bank-owned life insurance	(41)	(40)	(105)	(89)
(Increase) decrease in deferred loan costs	(511)	(368)	(945)	351
Deferred tax expense (benefit)	130	108	309	(337)
(Increase) decrease in accrued interest receivable	(147)	79	(87)	(177)
(Increase) decrease in other assets	(164)	(218)	(771)	488
(Decrease) increase in deferred compensation liability	(79)	(26)	62	60
Increase (decrease) in other liabilities	2,137	983	246	(1,088)

Net cash provided by operating activities	2,922	2,465	2,421	1,421

Cash flows from investing activities:
Proceeds from sales, maturities and principal payments received from securities available-for-sale	2,542	18,443	20,037	27,433
Purchase of securities available-for-sale	(27,617)	(30,520)	(57,339)	(36,791)
Purchase of property and equipment	(89)	(31)	(36)	(316)
Loan purchases	(2,816)	(8,506)	(16,022)	(9,901)
Loan originations and principal collections, net	(5,633)	557	8,468	(13,772)
Net loan (charge offs) recoveries	(6)	39	43	22
Net (purchase) redemption of Federal Home Loan Bank stock	(996)	(226)	108	1,175
Proceeds from sales of interest bearing time deposits with other banks	249	—	1,243	247

Net cash used by investing activities	(34,366)	(20,244)	(43,498)	(31,903)

Cash flows from financing activities:
Net (decrease) increase in NOW, demand deposits, money market and savings accounts	(1,865)	33,366	56,204	58,116
Net (decrease) increase in certificates of deposit	(3,510)	9,624	9,658	(12,351)
Increase (decrease) in mortgagors’ tax escrow accounts	73	(621)	(768)	834
Treasury stock purchases	(623)	(403)	(515)	(233)
Net proceeds (payments ) from short-term FHLB advances	37,050	(95)	(95)	(24,812)
Proceeds from long-term FHLB advances	—	5,000	15,430	21,105
Payments on long-term FHLB advances	(2,262)	—	(20,000)	(28,385)
Proceeds from short-term FRB advances	—	—	—	25,713
Payments on short-term FRB advances	—	(13,956)	(18,195)	(7,518)

Net cash provided by financing activities	28,863	32,915	41,719	32,469

Net change in cash and cash equivalents	(2,581)	15,136	642	1,987
Cash and cash equivalents at beginning of period	6,638	5,996	5,996	4,009

Cash and cash equivalents at end of period	$4,057	$21,132	$6,638	$5,996

Supplemental disclosure of cash flow information:
Cash activities:
Cash paid for interest	$379	$531	$1,282	$3,162
Cash paid for income taxes	38	162	386	447
Noncash activities:
Effect of change in fair value of securities available-for-sale:
Securities available-for-sale	(12,618)	(611)	(1,243)	1,316
Deferred taxes	3,417	166	337	(356)
Other comprehensive (loss) income	(9,201)	(445)	(906)	960
Effect of change in fair value of interest rate swaps:
Interest rate swaps	544	192	337	(137)
Deferred taxes	(147)	(52)	(91)	37
Other comprehensive income (loss)	397	140	246	(100)
Effect of the adoption of ASU 2016-02:
Other assets	224	—	—	—
Other liabilities	224	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 (Unaudited) and December 31, 2021 and 2020, and Six Months Ended June 30, 2022 and 2021 (Unaudited) and Years Ended December 31, 2021 and 2020

1.	The Company

The accompanying consolidated financial statements include the accounts of First Seacoast Bancorp (the “Company”), its wholly-owned subsidiary, First Seacoast Bank (the “Bank”) and the Bank’s wholly-owned subsidiary, FSB Service Corporation, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Corporate Structure

The Company is the federally-chartered holding company for the Bank (formerly named Federal Savings Bank). Effective July 16, 2019, pursuant to a Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan, the Bank reorganized into the mutual holding company structure, and the Company completed a concurrent stock offering.

The Bank offers a full range of banking and wealth management services to its customers. The Bank focuses on four core services that center around customer needs. The core services include residential lending, commercial banking, personal banking and wealth management. The Bank offers a full range of commercial and consumer banking services through its network of five full-service branch locations.

Investment management services are offered through FSB Wealth Management. FSB Wealth Management is a division of First Seacoast Bank. The division currently consists of two financial advisors who are located in Dover, New Hampshire. FSB Wealth Management provides access to non-FDIC insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. The assets held for wealth management customers are not assets of the Bank and, accordingly, are not reflected in the Company’s consolidated balance sheets. Assets under management totaled approximately $85.6 million (unaudited), $88.0 million and $58.4 million at June 30, 2022, December 31, 2021 and December 31, 2020, respectively.

The Bank is engaged principally in the business of attracting deposits from the public and investing those funds in various types of loans, including residential and commercial real estate loans, and a variety of commercial and consumer loans. The Bank also invests its deposits and borrowed funds in investment securities. Deposits at the Bank are insured by the Federal Deposit and Insurance Corporation (“FDIC”) for the maximum amount permitted by law.

Banking services, the Company’s only reportable operating segment, is managed as a single strategic unit.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Consolidated Statements of Cash Flows

For the purpose of reporting cash flows, cash includes cash and due from banks with original maturities of 90 days or less.

Reclassifications

Certain amounts in the prior year’s financial statements may have been reclassified to conform with the current year’s presentation.

Securities Available-for-Sale

Available-for-sale securities consist of debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. These assets are carried at fair value. Unrealized holding gains and losses for these assets, net of related deferred income taxes, are recorded in and reported as accumulated other comprehensive income within stockholders’ equity. For debt securities in an unrealized loss position, the Company considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. The Company also determines whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize a full impairment charge to earnings. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The other-than-temporary impairment related to all other factors will be recorded in accumulated other comprehensive income.

Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method. Discounts are recognized over the period to maturity. Premiums are recognized over the period to call, if applicable. Otherwise, premiums are recognized over the period to maturity.

Interest Bearing Time Deposits With Other Banks

The Company maintains time deposits with other banks and credit unions, which are fully insured by the FDIC or National Credit Union Administration (“NCUA”). Balances are carried at cost and the time deposits carry terms of up to four years.

Federal Home Loan Bank Stock

Federal Home Loan Bank (“FHLB”) stock is carried at cost and can only be sold to the FHLB based on its current redemption policies. The Company reviews its investment in capital stock of the FHLB for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. Based on the most recent analysis of the FHLB, as of June 30, 2022 (unaudited), management deems its investment in FHLB stock to not be impaired.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, net deferred loan origination fees/costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance on a simple interest basis.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due or determined to be impaired, if earlier. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual if collection of principal or interest is considered doubtful. All interest accrued but not collected for such loans is reversed against interest income. For payments received on such loans, the interest is accounted for on the cash-basis or recorded as a reduction to loan principal if recovery is not assured, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

Loan Origination Fees and Costs

Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The unamortized net deferred fees and costs are included on the consolidated balance sheets with the related loan balances. The amount charged or credited to income is included with the related interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses that are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of general, allocated and unallocated components, as further described below.

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: commercial real estate; multifamily; commercial and industrial; acquisition; development and land; one to four family residential; home equity loans and lines of credit and consumer. Management uses a rolling average of historical losses based on a timeframe appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; credit quality trends; portfolio growth trends and concentrations; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the policies or methodology pertaining to the general component of the allowance for loan losses during the six months ended June 30, 2022 (unaudited) and years ended December 31, 2021 and 2020.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Commercial Real Estate loans – Loans in this segment are primarily income-producing properties throughout the Bank’s market area. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management generally obtains rent rolls annually and continually monitors the cash flows of these borrowers.

Multi-family Real Estate loans – Loans in this segment are primarily income-producing properties throughout the Bank’s market area. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

Commercial and Industrial loans – Loans in this segment are made to businesses and are generally secured by assets of the business or real estate. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

Acquisition, Development and Land loans – Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale and/or lease up of the property. Credit risk is affected by cost overruns, time to sell at an adequate price and market conditions.

One- to Four-Family Residential Real Estate loans – The Bank generally does not originate or purchase loans with a loan-to-value ratio greater than 80% and does not originate subprime loans, which are those loans to borrowers with a Fair Isaac Corporation (FICO) credit score of less than 660. Loans in this segment are generally collateralized by owner-occupied residential real estate and repayment is primarily dependent on the credit quality of the individual borrower and secondarily, liquidation of the collateral. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Home Equity Loans and Lines of Credit – All loans in this segment are typically collateralized by a subordinate lien position on owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality of this segment.

Consumer – Loans in this segment include secured and unsecured consumer loans including passbook loans, consumer lines of credit, overdraft protection, manufactured housing loans and consumer unsecured loans. Repayment is dependent on the credit quality and the cash flow of the individual borrower.

Allocated Component:

The allocated component relates to loans that are classified as impaired. The Bank assesses non-accrual loans and certain loans rated substandard or worse for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

The Bank periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are classified as impaired and therefore are subject to a specific review for impairment. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate at the time of impairment or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent. Generally, impairment on TDRs is measured using the discounted cash flow method by discounting expected cash flows by the loan’s contractual rate of interest in effect prior to the loan’s modification. Loans that have been classified as TDRs, and which subsequently default, are reviewed to determine if the loan should be deemed collateral-dependent. In such an instance, any shortfall between the value of the collateral and the book value of the loan is determined by measuring the recorded investment in the loan against the fair value of the collateral less costs to sell. Generally, all other impaired loans are collateral-dependent and impairment is measured through the collateral method. All loans on non-accrual status are considered to be impaired. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. The Bank charges off the amount of any confirmed loan loss in the period when the loans, or portion of loans, are deemed uncollectible.

Unallocated Component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

In the ordinary course of business, the Bank enters into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or become payable. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for loan losses. The reserve for off-balance sheet commitments is included in other liabilities in the balance sheet. At June 30, 2022 (unaudited) and December 31, 2021 and 2020, the reserve for unfunded loan commitments was $18,000. The related provision for off-balance sheet credit losses is included in non-interest expense in the consolidated statements of income.

Land, Building and Equipment

Land is stated at cost. Building and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets or the lease term for leasehold improvements unless renewal is reasonably assured. Maintenance and repair costs are included in operating expenses while major expenditures for improvements are capitalized and depreciated. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Bank-owned Life Insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of income and are generally not subject to income taxes. The Company reviews the financial strength of the insurance carriers prior to the purchase of life insurance policies and no less than annually thereafter. A life insurance policy with any individual carrier is limited to 15% of Tier one capital, and the total cash surrender value of life insurance policies is limited to 25% of Tier one capital at the time of purchase.

Treasury Stock

The Company records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Transfers and Servicing of Financial Assets

Transfers of an entire financial asset, a group of entire financial assets or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets.

During the normal course of business, the Company may transfer whole loans or a portion of a financial asset, such as a participation loan or the government guaranteed portion of a loan. In order to be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer will be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

The Company services mortgage loans for others. Loan servicing fee income is reported in the consolidated statements of income as loan servicing fee income. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.

Mortgage servicing rights (“MSR”) are initially recorded as an asset and measured at fair value when loans are sold to third parties with servicing rights retained. MSR are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company’s MSR accounted for under the fair value method are carried on the balance sheet at fair value with changes in fair value recorded in loan servicing fee income in the period in which the change occurs. Changes in the fair value of MSR are primarily due to changes in valuation inputs, assumptions and the collection and realization of expected cash flows.

Customer List Intangible

On August 17, 2021, the Bank entered into a definitive agreement with an investment advisory and wealth management firm (the “seller”) to purchase certain of its client accounts and client relationships for a purchase price of $347,000 (included in other assets at June 30, 2022 (unaudited) and December 31, 2021, net of accumulated amortization), of which $172,000 was paid at closing. Each client account has been assigned a value, and as each client transfers to the Bank, 85% of this value will be paid to the seller. By December 31, 2022, or upon mutual agreement that the transition of client accounts is complete, whichever is earlier, the balance of the purchase price will be paid to the seller. As of June 30, 2022, approximately $23.4 (unaudited) million of purchased client accounts are included in total assets under management. The client accounts purchased are recorded as a customer list intangible asset. Identifiable intangible assets that are subject to amortization will be reviewed for impairment, at least annually, based on their fair value. Any impairment will be recognized as a charge to earnings and the adjusted carrying amount of the intangible asset will become its new accounting basis. The remaining useful life of the intangible asset will also be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company is amortizing the customer list intangible on a straight-line basis over a ten year period. During the six months ended June 30, 2022 and 2021, $18,000 (unaudited) and $-0- (unaudited) of amortization expense was recorded in other expense, respectively. During the years ended December 31, 2021 and 2020, $13,000 and $-0- of amortization expense was recorded in other expense, respectively.

Revenue Recognition

Accounting Standards Codification (“ASC”) section 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit and investments securities, as well as revenue related to our mortgage servicing activities and bank owned life insurance, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606 and which are presented in our income statements as components of noninterest income are as follows:

•

Customer service fees—these represent general service fees for monthly account maintenance and activity- or transaction- based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer, debit card transaction or ATM withdrawal). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

•

Investment service fees—these represent fees for investment advisory services, which are generally based on the market values of assets under management, and commissions earned on individual investment and insurance products purchased by clients of FSB Wealth Management. Revenue is recognized when a performance obligation is completed, which is generally monthly for investment advisory services or when an investment product is purchased. Payment for such performance obligations is generally received in the month following the time the performance obligations are satisfied.

Advertising Expense

Advertising costs are expensed as incurred and recorded within marketing expense.

Employee Stock Ownership Plan

The Company maintains the First Seacoast Bank Employee Stock Ownership Plan (“ESOP”) to provide eligible employees of the company the opportunity to own company common stock. The ESOP is a tax-qualified retirement plan for the benefit of company employees.

Defined Contribution Plan

During the six months ended June 30, 2022 (unaudited) and years ended December 31, 2021 and 2020, the Company sponsored a 401(k) defined contribution plan for substantially all employees pursuant to which employees of the Company could elect to make contributions to the plan subject to Internal Revenue Service limits. The Company also made matching and profit-sharing contributions to eligible participants in accordance with plan provisions.

Stock Based Compensation

Effective May 27, 2021, the Company adopted the First Seacoast Bancorp 2021 Equity Incentive Plan (the “2021 Plan”). The Company’s stockholders approved the 2021 plan on that date. The 2021 Plan provides for the granting of incentive and non-statutory stock options to purchase shares of common stock or the granting of shares of restricted stock awards and restricted stock units. The 2021 Plan authorizes the issuance or delivery to participants of up to 417,327 shares of common stock. Of this number, the maximum number of shares of common stock that may be issued pursuant to the exercise of stock options is 298,091 shares, and the maximum number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 119,236 shares.

The Company recognizes stock-based compensation based on the grant-date fair value of the award adjusted for actual forfeitures. The Company will value share-based stock option awards as granted using the Black-Scholes option-pricing model. The Company recognizes compensation expense for its awards on a straight-line basis over the requisite service period for the entire award (straight-line attribution method), ensuring that the amount of compensation cost recognized at any date at least equals the portion of the grant-date fair value of the award that is vested at that time.

Defined Benefit Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (The Pentegra DB Plan), a tax-qualified defined benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Company’s funding policy is to make an annual contribution determined by the Pentegra DB Plan actuaries that will not be less than the minimum required contribution nor greater than the maximum federal income tax deductible limit. Contributions are based on the individual employer’s experience.

Supplemental Executive Retirement Plans

The Company maintains nonqualified supplemental executive benefit agreements with certain directors and its current and former Presidents and certain officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death and for the crediting to a liability account a fixed amount of compensation, which earns interest at a rate determined in the agreement. The Company recognizes the cost of providing these benefits over the time period the individuals render service through the retirement date. At each measurement date, the aggregate amount accrued equals the then present value of the benefits expected to be provided to the individual in exchange for the individual’s service to that date.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the “more-likely-than-not” threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of provision for income taxes. The Company has evaluated the positions taken on its tax returns filed and the potential impact on its tax status as of June 30, 2022. The Company has concluded that no uncertain tax positions exist at June 30, 2022 (unaudited).

Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the consolidated balance sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish or adjust a valuation allowance in a period, an expense or benefit is recorded within the tax provision in the consolidated statements of income.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the stockholders’ equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. The Company also records changes in the fair value of interest rate derivatives used in its cash flow hedging activities, net of deferred income tax, in comprehensive income.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. Securities that could potentially dilute basic earnings per common share in the future (i.e. unvested restricted stock) were not included in the computation of diluted earnings per common share because to do so would have been antidilutive for 2021. All unvested stock based compensation awards exclude the right to receive non-forfeitable dividends and are considered nonparticipating securities and exclude the right to participate with common stock in undistributed earnings for purposes of computing earnings per share.

Derivative Instruments and Hedging Activities

Derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of such derivatives depends on the intended use of the derivative and resulting designation. For derivatives designated as cash flow hedges, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Risks and Uncertainties

The Bank and the Bank’s defined benefit pension plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the consolidated balance sheet or statement of income.

On March 11, 2020, the world health organization declared the outbreak of COVID-19 a global pandemic. Since then, the COVID-19 pandemic has continued to evolve and mutate, including through its variants, and has adversely affected, and may continue to adversely affect, local, national and global economic activity. Actions taken to help mitigate the spread of COVID-19 include restrictions on travel, localized quarantines, and government-mandated closures of certain businesses. While certain of these restrictions have been loosened, the same or new restrictions may be implemented again. Although vaccines for COVID-19 have largely been made available in the U.S., the ultimate efficacy of the vaccines will depend on various factors including, the number of people who receive the vaccines as well as the vaccines’ effectiveness against contracting and spreading COVID-19 and any of its existing or new variants. Despite the many government stimulus programs introduced during the pandemic, the extent of any prolonged impact to the economy could adversely affect the ability of the Company’s borrowers to satisfy their obligations, decrease the demand for loans, disrupt banking operations, impact liquidity or cause a decline in collateral values. While management has taken measures to mitigate the impact of the pandemic, such as temporary branch closures, transitioning to a more remote work environment and participation in government stimulus programs, the long-term impact to the Company remains uncertain.

Most of the Company’s business activity is with customers located within the New Hampshire and southern Maine Seacoast region. The Company has limited or no direct exposure to industries expected to be hardest hit by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, casinos and shopping malls. The Company’s exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of the gross loan portfolio at June 30, 2022 (unaudited).

3.	Recent Accounting Pronouncements

As an “emerging growth company,” as defined in Title 1 of Jumpstart Our Business Startups (JOBS) Act, the Company has elected to use the extended transition period to delay adoption of new or reissued accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards without an extended transition period. As of June 30, 2022 (unaudited), there was no significant difference in the comparability of the Company’s consolidated financial statements as a result of this extended transition period except for the accounting treatment for measuring and recording the Company’s allowance for loan losses. The Company measures and records an allowance for loan losses based upon the incurred loss model while other public companies may be required to calculate their allowance for loan losses based upon the current expected credit loss (“CECL”) model. The CECL approach requires an estimate of the loan loss expected over the life of the loan, while the incurred loss approach delays the recognition of a loan loss until it is probable a loss event has incurred. The Company’s status as an “emerging growth company” will end on the earlier of: (i) the last day of the fiscal year of the Company during which it had total annual gross revenues of $1.07 billion (as adjusted for inflation) or more; (ii) the last day of the fiscal year of the Company following the fifth anniversary of the effective date of the Company’s initial public offering (which will be December 31, 2024 for First Seacoast Bancorp); (iii) the date on which the Company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which the Company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on the Company’s consolidated financial statements.

In March 2022, the FASB issued ASU 2022-2,“Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures,” which eliminates the troubled debt restructuring (“TDR”) accounting model for creditors that have adopted Topic 326, “Financial Instruments – Credit Losses.” All other creditors must continue to apply the TDR accounting model until they adopt ASU 2016-13,“Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Due to the removal of the TDR accounting model, all loan modifications now will be accounted for under the general loan modification guidance in Subtopic 310-20. In addition, on a prospective basis, entities will be subject to new disclosure requirements covering modifications of receivables to borrowers experiencing financial difficulty. Public business entities within the scope of the Topic 326 vintage disclosure requirements also will be required to prospectively disclose current-period gross write-off information by vintage (that is, year of origination). This ASU becomes effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2021, the FASB issued ASU 2021-1, “Reference Rate Reform (Topic 848) (Scope),” which clarifies certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting applied to derivatives that are affected by the discounting transition. This ASU becomes effective immediately for all entities on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final Update, up to the date that financial statements are available to be issued. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848),” which provides optional guidance to ease the potential burden in accounting due to reference rate reform. The guidance in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made, and hedging relationships entered into, on or before December 31, 2022. The Company is currently evaluating its contracts and the optional expedients provided by the new standard.

In February 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842) – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842).” This ASU adds an SEC paragraph pursuant to the issuance of SEC SAB Topic No. 119 to the FASB Codification Topic 326 and updates the SEC section of the Codification for the change in the effective dates of Topic 842. This ASU primarily details guidance on what SEC staff would expect a registrant to perform and document when measuring and recording its allowance for credit losses for financial assets recorded at amortized cost.

In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses,” to increase stakeholder awareness of the improvements made to the various amendments to Topic 326 and to clarify certain areas of guidance as companies transition to the new standard. Also during November 2019, the FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” finalizing various effective date deferrals for private companies, not-for-profit organizations and certain smaller reporting companies applying the credit losses (CECL), leases and hedging standards. The effective date for ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” is deferred to years beginning after December 15, 2022.

In April 2019, the FASB issued ASU 2019-04,“Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” to increase stakeholders’ awareness of the amendments and to expedite improvements to the Codification. In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses, Topic 326.” This ASU addresses certain stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information.

In June 2016, the FASB issued ASU 2016-13,“Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU was originally to be effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. In November 2018, the FASB issued ASU 2018-19,“Codification Improvements to Topic 326, Financial Instruments-Credit Losses,” extending the implementation date by one year for smaller reporting companies and clarifying that operating lease receivables are outside the scope of Accounting. On October 16, 2019, the FASB approved a proposal to delay the implementation of this standard for smaller reporting companies to years beginning after December 15, 2022. Early adoption is permitted. Upon adoption, however, the Company will apply the standard’s provisions as a cumulative effect adjustment to equity capital as of the first reporting period in which the guidance is effective. Upon adoption, the Company expects a change in the processes and procedures to calculate the allowance for loan losses, including changes in the assumptions and estimates to consider expected credit losses over the life of the loan versus the current accounting practice that utilizes the incurred loss model. The Company is reviewing the requirements of ASU 2016-13 and is developing and implementing processes and procedures to ensure it is fully compliant with the amendments at the adoption date. At this time, the Company anticipates the allowance for loan losses and allowance for unfunded commitments will increase as a result of the implementation of this ASU; however, until its evaluation is complete, the magnitude of the increase will be unknown.

4.	Interest Bearing Time Deposits with Other Banks

At June 30, 2022, the Company’s time deposits mature as follows:

(Dollars in thousands) (Unaudited)	Total
2022	$249
2023	747

$996

5.	Securities Available-for-Sale

The amortized cost and fair value of securities available-for-sale, and the corresponding amounts of gross unrealized gains and losses, are as follows as of June 30, 2022, December 31, 2021 and 2020:

	June 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

(Unaudited)	(Dollars in thousands)
U.S. Government-sponsored enterprises obligations	$6,553	$—	$(712)	$5,841
U.S. Government agency small business administration pools guaranteed by SBA	10,047	5	(624)	9,428
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	6,333	—	(440)	5,893
Residential mortgage-backed securities	27,710	8	(3,434)	24,284
Municipal bonds	59,514	27	(6,242)	53,299
Corporate subordinated debt	5,060	—	(418)	4,642

	$115,217	$40	$(11,870)	$103,387

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(Dollars in thousands)
U.S. Government-sponsored enterprises obligations	$6,098	$—	$(127)	$5,971
U.S. Government agency small business administration pools guaranteed by SBA	5,059	22	(36)	5,045
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	3,400	1	(69)	3,332
Residential mortgage-backed securities	23,784	32	(484)	23,332
Municipal bonds	49,164	1,501	(52)	50,613
Corporate subordinated debt	3,072	—	—	3,072

	$90,577	$1,556	$(768)	$91,365

	December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(Dollars in thousands)
U.S. Government-sponsored enterprises obligations	$997	$—	$(24)	$973
U.S. Government agency small business administration pools guaranteed by SBA	2,399	71	—	2,470
Collateralized mortgage obligations issued by the FHLMC	938	11	—	949
Residential mortgage-backed securities	5,100	49	(13)	5,136
Municipal bonds	44,005	1,944	(7)	45,942

	$53,439	$2,075	$(44)	$55,470

The amortized cost and fair values of available-for-sale securities at June 30, 2022 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value

(Unaudited)	(Dollars in thousands)
June 30, 2022
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	13,304	12,129
Due after ten years	57,823	51,653

Total U.S. Government-sponsored enterprises obligations, municipal bonds and corporate subordinated debt	71,127	63,782
U.S. Government agency small business pools guaranteed by SBA(1)	10,047	9,428
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA(1)	6,333	5,893
Residential mortgage-backed securities(1)	27,710	24,284

Total	$115,217	$103,387

(1)	Actual maturities for these debt securities are dependent upon the interest rate environment and prepayments on the underlying loans.

Proceeds from sales, maturities, principal payments received and gross realized gains and losses on available-for-sale securities were as follows for the six months ended June 30:

	Six Months Ended June 30,
	2022	2021

(Unaudited)	(Dollars in thousands)
Proceeds from sales, maturities, and principal payments received on securities available-for-sale	$2,542	$18,443

Gross realized gains	52	588
Gross realized losses	—	(53)

Net realized gains	$52	$535

Proceeds from sales, maturities, principal payments received and gross realized gains and losses on available-for-sale securities were as follows for the years ended December 31:

	December 31,
	2021	2020

	(Dollars in thousands)
Proceeds from sales, maturities and principal payments received on securities available-for-sale	$20,037	$27,433

Gross realized gains	588	437
Gross realized losses	(53)	(27)

Net realized gains	$535	$410

The following is a summary of gross unrealized losses and fair value for those investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at June 30, 2022, December 31, 2021 and 2020.

	Less than 12 Months			More than 12 Months			Total
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

(Unaudited)	(Dollars in thousands)
June 30, 2022
U.S. Government sponsored enterprises obligations	7	$5,000	$(491)	3	$841	$(221)	$5,841	$(712)
U.S. Government agency small business administration pools guaranteed by SBA	10	8,416	(624)	—	—	—	8,416	(624)
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	7	5,595	(306)	2	266	(134)	5,861	(440)
Residential mortgage backed securities	17	16,426	(1,521)	13	5,954	(1,913)	22,380	(3,434)
Municipal bonds	88	50,595	(6,159)	1	499	(83)	51,094	(6,242)
Corporate subordinated debt	4	4,642	(418)	—	—	—	4,642	(418)

	133	$90,674	$(9,519)	19	$7,560	$(2,351)	$98,234	$(11,870)

December 31, 2021
U.S. Government sponsored enterprises obligations	7	$5,022	$(80)	2	$949	$(47)	$5,971	$(127)
U.S. Government agency small business administration pools guaranteed by SBA	3	2,988	(36)	—	—	—	2,988	(36)
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	4	2,779	(69)	—	—	—	2,779	(69)
Residential mortgage backed securities	22	19,541	(399)	1	2,304	(85)	21,845	(484)
Municipal bonds	7	6,494	(49)	1	584	(3)	7,078	(52)

	43	$36,824	$(633)	4	$3,837	$(135)	$40,661	$(768)

December 31, 2020
U.S. Government sponsored enterprises obligations	2	$973	$(24)	—	$—	$—	$973	$(24)
U.S. Government agency small business administration pools guaranteed by SBA	—	—	—	—	—	—	—	—
Collateralized mortgage obligations issued by the FHLMC	—	—	—	—	—	—	—	—
Residential mortgage backed securities	1	3,102	(13)	—	—	—	3,102	(13)
Municipal bonds	4	2,381	(7)	—	—	—	2,381	(7)

	7	$6,456	$(44)	—	$—	$—	$6,456	$(44)

In evaluating whether investments have suffered an other-than-temporary decline, management evaluated the amount of the decline compared to cost, the length of time and extent to which fair value has been less than cost, the underlying creditworthiness of the issuer, the fair values exhibited during the year and estimated future fair values. In general, management concluded the declines are due to coupon rates compared to market rates and current economic conditions. The Company does not intend to sell investments with unrealized losses, and it is more likely than not that the Company will not be required to sell these investments before recovery of their amortized cost basis. Based on evaluations of the underlying issuers’ financial condition, current trends and economic conditions, management does not believe any securities suffered an other-than-temporary decline in value as of June 30, 2022 (unaudited).

As of June 30, 2022 (unaudited), December 31, 2021 and 2020, there were no holdings of securities of any issuer, other than the SBA, FHLMC and FNMA, whose aggregate carrying value exceeded 10% of stockholders’ equity.

6.	Loans

The Bank’s lending activities are primarily conducted in and around Dover, New Hampshire and in the areas surrounding its branches. The Bank originates commercial real estate loans, multifamily 5+ dwelling unit loans, commercial and industrial loans, acquisition, development and land loans, one- to four-family residential loans, home equity loans and lines of credit and consumer loans. Most loans originated by the Bank are collateralized by real estate. The ability and willingness of real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers’ geographic area and the general economy.

In response to the COVID-19 pandemic, the Small Business Administration (“SBA”) established the Paycheck Protection Program (“PPP”), which was designed to aid small- and medium-sized businesses through federally guaranteed SBA loans (“PPP loans”) distributed through banks. PPP loans are fully guaranteed as to principal and interest by the SBA. During the years ended December 31, 2021 and 2020, the Bank originated 134 and 286 PPP loans, respectively, with aggregate outstanding principal balances of $13.1 million and $33.0 million, respectively. As of June 30, 2022, December 31, 2021 and December 31, 2020, total PPP loan principal balances were $139,000 (unaudited), $5.5 million and $21.2 million, respectively, and are included in commercial and industrial loans (C+I).

Loans consisted of the following at June 30 and December 31:

	June 30, 2022	December 31, 2021	December 31, 2020
	(Unaudited)

	(Dollars in thousands)
Commercial real estate (CRE)	$77,349	$72,057	$66,166
Multifamily (MF)	8,683	8,998	6,619
Commercial and industrial (C+I)	24,641	26,851	45,262
Acquisition, development, and land (ADL)	17,078	21,365	23,145
1-4 family residential (RES)	240,242	234,199	213,718
Home equity loans and lines of credit (HELOC)	9,201	6,947	9,583
Consumer (CON)	6,246	4,574	2,944

Total loans	383,440	374,991	367,437
Net deferred loan costs	2,161	1,650	705
Allowance for loan losses	(3,644)	(3,590)	(3,342)

Net loans	$381,957	$373,051	$364,800

Changes in the allowance for loan losses (“ALL”) for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020 by portfolio segment, are summarized as follows:

(Dollars in thousands) (Unaudited)	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
Balance, December 31, 2021	$833	$80	$194	$178	$2,139	$63	$75	$28	$3,590
Provision for loan losses	186	(23)	13	(68)	(114)	24	43	(1)	60
Charge-offs	—	—	—	—	—	—	(9)	—	(9)
Recoveries	—	—	1	—	—	—	2	—	3

Balance, June 30, 2022	1,019	57	208	110	2,025	87	111	27	3,644

(Dollars in thousands) (Unaudited)
Balance, December 31, 2020	753	60	267	174	1,656	78	52	302	3,342
Provision for loan losses	39	31	(86)	17	94	—	(2)	(8)	85
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	37	—	—	—	2	—	39

Balance at June 30, 2021	792	91	218	191	1,750	78	52	294	3,466

(Dollars in thousands)
Balance, December 31, 2020	753	60	267	174	1,656	78	52	302	3,342
Provision for loan losses	80	20	(112)	4	482	(15)	20	(274)	205
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	39	—	1	—	3	—	43

Balance at December 31, 2021	833	80	194	178	2,139	63	75	28	3,590

(Dollars in thousands)
Balance, December 31, 2019	781	23	350	145	1,503	52	18	3	2,875
Provision for loan losses	(28)	37	(85)	29	134	26	68	299	480
Charge-offs	—	—	—	—	—	—	(35)	—	(35)
Recoveries	—	—	2	—	19	—	1	—	22

Balance, December 31, 2020	$753	$60	$267	$174	$1,656	$78	$52	$302	$3,342

As of June 30, 2022, December 31, 2021 and 2020, information about loans and the ALL by portfolio segment, are summarized below:

(Dollars in thousands)	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
June 30, 2022 Loan Balances (Unaudited)
Individually evaluated for impairment	$98	$—	$20	$—	$487	$115	$—	$—	$720
Collectively evaluated for impairment	77,251	8,683	24,621	17,078	239,755	9,086	6,246	—	382,720

Total	$77,349	$8,683	$24,641	$17,078	$240,242	$9,201	$6,246	$—	$383,440

ALL related to the loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,019	57	208	110	2,025	87	111	27	3,644

Total	$1,019	$57	$208	$110	$2,025	$87	$111	$27	$3,644

December 31, 2021 Loan Balances
Individually evaluated for impairment	$104	$—	$28	$—	$722	$115	$—	$—	$969
Collectively evaluated for impairment	71,953	8,998	26,823	21,365	233,477	6,832	4,574	—	374,022

Total	$72,057	$8,998	$26,851	$21,365	$234,199	$6,947	$4,574	$—	$374,991

ALL related to the loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	833	80	194	178	2,139	63	75	28	3,590

Total	$833	$80	$194	$178	$2,139	$63	$75	$28	$3,590

December 31, 2020 Loan Balances
Individually evaluated for impairment	$117	$—	$822	$—	$62	$—	$—	$—	$1,001
Collectively evaluated for impairment	66,049	6,619	44,440	23,145	213,656	9,583	2,944		366,436

Total	$66,166	$6,619	$45,262	$23,145	$213,718	$9,583	$2,944	$—	$367,437

ALL related to the loans
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	753	60	267	174	1,656	78	52	302	3,342

Total	$753	$60	$267	$174	$1,656	$78	$52	$302	$3,342

The following is an aged analysis of past due loans by portfolio segment as of June 30, 2022:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non- Accrual Loans

(Unaudited)	(Dollars in thousands)
CRE	$—	$—	$—	$—	$77,349	$77,349	$—
MF	—	—	—	—	8,683	8,683	—
C+I	—	—	—	—	24,641	24,641	—
ADL	—	—	—	—	17,078	17,078	—
RES	—	—	487	487	239,755	240,242	487
HELOC	—	—	115	115	9,086	9,201	115
CON	10	—	—	10	6,236	6,246	—

	$10	$—	$602	$612	$382,828	$383,440	$602

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2021:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non- Accrual Loans

	(Dollars in thousands)
CRE	$—	$—	$—	$—	$72,057	$72,057	$—
MF	—	—	—	—	8,998	8,998	—
C+I	—	—	—	—	26,851	26,851	—
ADL	—	—	—	—	21,365	21,365	—
RES	—	487	235	722	233,477	234,199	722
HELOC	117	129	—	246	6,701	6,947	115
CON	6	—	—	6	4,568	4,574	—

	$123	$616	$235	$974	$374,017	$374,991	$837

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2020:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non- Accrual Loans

	(Dollars in thousands)
CRE	$—	$—	$—	$—	$66,166	$66,166	$—
MF	—	—	—	—	6,619	6,619	—
C+I	—	—	822	822	44,440	45,262	822
ADL	—	—	—	—	23,145	23,145	—
RES	42	—	62	104	213,614	213,718	62
HELOC	143	—	—	143	9,440	9,583	—
CON	—	—	—	—	2,944	2,944	—

	$185	$—	$884	$1,069	$366,368	$367,437	$884

There were no loans collateralized by residential real estate property in the process of foreclosure at June 30, 2022 (unaudited), December 31, 2021 and 2020.

The following table provides information on impaired loans as of and for the periods ended June 30, 2022, December 31, 2021 and 2020:

	As of June 30, 2022			At June 30, 2022
(Dollars in thousands) (Unaudited)	Recorded Carrying Value	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
CRE	$—	$—	$—	$—	$—
MF	—	—	—	—	—
C+I	—	—	—	—	—
ADL	—	—	—	—	—
RES	487	487	—	604	1
HELOC	115	115	—	115	—
CON	—	—	—	—	—

Total impaired loans	$602	$602	$—	$719	$1

	As of December 31, 2021			At December 31, 2021
With no related allowance recorded:
CRE	$—	$—	$—	$—	$—
MF	—	—	—	—	—
C+I	—	—	—	203	12
ADL	—	—	—	—	—
RES	722	722	—	77	2
HELOC	115	115	—	10	—
CON	—	—	—	—	—

Total impaired loans	$837	$837	$—	$290	$14

	As of December 31, 2020			At December 31, 2020
With no related allowance recorded:
CRE	$—	$—	$—	$—	$—
MF	—	—	—	—	—
C+I	822	938	—	909	—
ADL	—	—	—	—	—
RES	62	62	—	64	5
HELOC	—	—	—	—	—
CON	—	—	—	—	—

Total impaired loans	$884	$1,000	$—	$973	$5

Included in impaired loans at December 31, 2021 was a non-performing residential mortgage loan that was repurchased from an investor and restructured in 2021. The modification agreement defers delinquent interest and escrow payments to the end of the loan. The allowance for loan losses included a specific reserve for this TDR of $-0- as of December 31, 2021. This loan was returned to performing status during June 2022. The outstanding balance of this now accruing TDR was approximately $192,000 (unaudited) and $195,000 at June 30, 2022 and December 31, 2021, respectively. There were no TDRs in 2020.

Credit Quality Information

The Bank utilizes a ten-grade internal loan rating system for its commercial real estate, multifamily, commercial and industrial and acquisition, development and land loans. Residential real estate, home equity loans and line of credit and consumer loans are considered “pass” rated loans until they become delinquent. Once delinquent, loans can be rated an 8, 9 or 10 as applicable.

Loans rated 1 through 6: Loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 7: Loans in this category are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 8: Loans in this category are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Bank will sustain some loss if the weakness is not corrected.

Loans rated 9: Loans in this category are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10: Loans in this category are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted and should be charged off.

On an annual basis, or more often if needed, the Bank formally reviews the ratings on all commercial and industrial, commercial real estate, acquisition, development and land loans and multifamily loans. On a periodic basis, the Bank engages an independent third party to review a significant portion of loans within these segments and to assess the credit risk management practices of its commercial lending department. Management uses the results of these reviews as part of its annual review process and overall credit risk administration.

On a quarterly basis, the Bank formally reviews the ratings on all residential real estate and home equity loans if they have become delinquent. Criteria used to determine ratings consist of loan-to-value ratios and days delinquent.

The following presents the internal risk rating of loans by portfolio segment as of June 30, 2022:

(Dollars in thousands) (Unaudited)	Pass	Special Mention	Substandard	Total
CRE	$77,251	$—	$98	$77,349
MF	8,683	—	—	8,683
C+I	24,621	—	20	24,641
ADL	17,078	—	—	17,078
RES	239,755	—	487	240,242
HELOC	9,086	—	115	9,201
CON	6,246	—	—	6,246

Total	$382,720	$—	$720	$383,440

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2021:

(Dollars in thousands)	Pass	Special Mention	Substandard	Total
CRE	$69,252	$2,701	$104	$72,057
MF	8,998	—	—	8,998
C+I	26,823	—	28	26,851
ADL	21,365	—	—	21,365
RES	233,477	—	722	234,199
HELOC	6,832	—	115	6,947
CON	4,574	—	—	4,574

Total	$371,321	$2,701	$969	$374,991

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2020:

(Dollars in thousands)	Pass	Special Mention	Substandard	Total
CRE	$63,191	$2,858	$117	$66,166
MF	6,619	—	—	6,619
C+I	41,021	4,083	158	45,262
ADL	23,145	—	—	23,145
RES	213,656	—	62	213,718
HELOC	9,583	—	—	9,583
CON	2,944	—	—	2,944

Total	$360,159	$6,941	$337	$367,437

Certain directors and executive officers of the Bank and companies in which they have significant ownership interests were customers of the Bank. For the periods ended June 30, 2022, December 31, 2021 and 2020, activity in these loans was as follows:

	June 30,	June 30,	December 31,
(Dollars in thousands)	2022	2021	2021	2020
Loans outstanding – beginning of period	$5,031	$5,472	$5,472	$5,231
Principal payments	(316)	(228)	(441)	(736)
Advances	—	—	—	977

Loans outstanding – end of period	$4,715	$5,244	$5,031	$5,472

7.	Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of such loans were $37.7 million (unaudited), $40.6 million and $45.8 million at June 30, 2022, December 31, 2021 and 2020, respectively. Substantially all of these loans were originated by the Bank and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 20 Fair Value of Assets and Liabilities for more information). Changes to the balance of mortgage servicing rights are recorded in loan servicing fee income (loss) in the Company’s consolidated statements of income.

The Bank’s mortgage servicing activities include: collecting principal, interest and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Loan servicing fee income (loss), including late and ancillary fees, was $89,000 (unaudited) and $84,000 (unaudited) for the six months ended June 30, 2022 and 2021, respectively and $163,000 and $(3,000) for the years ended December 31, 2021 and 2020, respectively. Servicing fee income is recorded in loan servicing fee income (loss) in the Company’s consolidated statements of income. The Bank’s residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in the Bank’s market areas.

The following summarizes activity in mortgage servicing rights for the periods ended June 30, 2022, December 31, 2021 and 2020.

(Dollars in thousands)	June 30, 2022	June 30, 2021	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)
Balance, beginning of period	$322	$273	$273	$397
Additions	5	30	61	113
Payoffs	(18)	(32)	(60)	(92)
Change in fair value due to change in assumptions	55	32	48	(145)

Balance, end of period	$364	$303	$322	$273

8.	Land, Buildings and Equipment

Land, buildings and equipment consisted of the following at June 30, 2022, December 31, 2021 and 2020:

(Dollars in thousands)	2022	2021	2020
	(Unaudited)
Land	$995	$995	$995
Buildings	3,167	3,167	3,167
Building & leasehold improvements	3,831	3,820	3,820
Furniture, fixtures and equipment	4,514	4,438	4,402

	12,508	12,420	12,384
Less accumulated depreciation	(8,107)	(7,854)	(7,306)

	$4,401	$4,566	$5,078

9.	Deposits

Deposits consisted of the following at June 30, 2022, December 31, 2021 and 2020:

(Dollars in thousands)	2022	2021	2020
	(Unaudited)
NOW and demand deposits	$205,241	$206,235	$161,336
Money market deposits	63,736	71,317	69,320
Savings deposits	64,075	57,365	48,057
Time deposits of $250,000 and greater	4,964	6,281	10,119
Time deposits less than $250,000	49,852	52,045	38,549

	$387,868	$393,243	$327,381

At June 30, 2022, the scheduled maturities of time deposits were as follows:

(Dollars in thousands) (Unaudited)
2022	$14,934
2023	20,788
2024	7,277
2025	7,363
2026	3,828
2027	626

$54,816

Time deposits include $18.1 million of brokered time deposits which were bifurcated into amounts below the FDIC insurance limit at June 30, 2022 (unaudited) and December 31, 2021. There were no brokered deposits at December 31, 2020.

10.	Borrowings

Federal Home Loan Bank (FHLB)

A summary of borrowings from the FHLB are as follows:

	June 30, 2022
Principal Amounts	Maturity Dates	Interest Rates
(Dollars in thousands) (Unaudited)
$47,050	2022	0.47% to 1.70% – fixed
15,000	2023	0.44% to 0.45% – fixed
800	2024	0.00% – fixed
520	2025	0.00% – fixed
250	2028	0.00% – fixed
200	2030	0.00% – fixed
430	2031	0.00% – fixed

$64,250

	December 31, 2021
Principal Amounts	Maturity Dates	Interest Rates
(Dollars in thousands)
$12,262	2022	0.00% to 0.31% – fixed
15,000	2023	0.44% to 0.45% – fixed
800	2024	0.00% – fixed
520	2025	0.00% – fixed
250	2028	0.00% – fixed
200	2030	0.00% – fixed
430	2031	0.00% – fixed

$29,462

	December 31, 2020
Principal Amounts	Maturity Dates	Interest Rates
(Dollars in thousands)
$10,095	2021	0.39 (fixed) to 0.42 (variable)
2,262	2022	0.00% – fixed
10,800	2024	0.00% to 1.39% – fixed
10,520	2025	0.00% to 1.35% – fixed
250	2028	0.00% – fixed
200	2030	0.00% – fixed

$34,127

All borrowings from the FHLB are secured by a blanket security agreement on qualified collateral, principally residential mortgage loans and commercial real estate loans, discounted by a certain percentage, in an aggregate amount greater than or equal to outstanding advances. The Bank’s unused remaining available borrowing capacity at the FHLB was approximately $58.0 million (unaudited), $109.7 million and $112.6 million at June 30, 2022, December 31, 2021 and 2020, respectively. At June 30, 2022, December 31, 2021 and 2020, the Bank had sufficient collateral at the FHLB to support its obligations and was in compliance with the FHLB’s collateral pledging program.

As of June 30, 2022, December 31, 2021 and 2020 borrowings include $2.2 million (unaudited), $4.5 million and $4.0 million, respectively, of advances through the FHLB’s Jobs for New England program where certain qualifying small business loans that create or preserve jobs, expand woman-, minority- or veteran-owned businesses, or otherwise stimulate the economy in New England communities are offered at an interest rate of 0%.

At June 30, 2022 (unaudited), December 31, 2021 and 2020, the Bank had an overnight line of credit with the FHLB that may be drawn up to $3.0 million. Additionally, the Bank had a total of $5.0 million of unsecured Fed Funds borrowing lines of credit with two correspondent banks. The entire balance of all these credit facilities was available at June 30, 2022 (unaudited), December 31, 2021 and 2020.

Federal Reserve Bank of Boston (“FRB”)

The Bank established a Paycheck Protection Program Liquidity Facility (“PPPLF”). The PPPLF allowed the Bank to request advances from the FRB. Under the PPPLF, advances were secured by pledges of PPP Loans. The interest rate applicable to any advance made under the PPPLF was 35 basis points. As of June 30, 2022 (unaudited) and December 31, 2021, $-0- of PPPLF advances are outstanding. As of December 31, 2020, $18.2 million of PPPLF advances were outstanding and collateralized by 110 PPP loans. Maturities of PPPLF advances were tied to the maturity of the underlying PPP loans and accelerated as the PPP loans were paid or forgiven.

11.	Income Taxes

The current and deferred components of income tax expense (benefit) consisted of the following for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020:

	June 30, 2022			June 30, 2021
	Federal	State	Total	Federal	State	Total

(Unaudited)	(Dollars in thousands)
Current	$(24)	$18	$(6)	$298	$22	$320
Deferred	107	23	130	15	93	108

	$83	$41	$124	$313	$115	$429

	December 31, 2021			December 31, 2020
	Federal	State	Total	Federal	State	Total

	(Dollars in thousands)
Current	$334	$(42)	$292	$251	$62	$313
Deferred	117	192	309	(254)	(83)	(337)

	$451	$150	$601	$(3)	$(21)	$(24)

Total income tax expense (benefit) is different from the amounts computed by applying the U.S. Federal income tax rates in effect to income before income taxes. The reasons for these differences are as follows for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020:

	June 30, 2022		June 30, 2021
	Amount	% of Pretax Income	Amount	% of Pretax Income

(Unaudited)	(Dollars in thousands)
Computed “expected” tax expense	$147	21.0%	$456	21.0%
State tax, net of federal tax benefit	19	2.7	103	4.7
BOLI income	(8)	(1.2)	(8)	(0.4)
Valuation allowance	64	9.2	(40)	(1.8)
Income on tax exempt securities	(113)	(16.1)	(91)	(4.2)
Other	16	2.3	9	0.4

	$124	17.8%	$429	19.7%

	December 31, 2021		December 31, 2020
	Amount	% of Pretax Income	Amount	% of Pretax Income

	(Dollars in thousands)
Computed “expected” tax expense	$677	21.0%	$222	21.0%
State tax, net of federal tax benefit	118	3.7	(6)	(0.6)
BOLI income	(22)	(0.7)	(19)	(1.8)
Valuation allowance	—	—	(65)	(6.2)
Income on tax exempt securities	(178)	(5.5)	(182)	(17.3)
Other	6	0.2	26	2.6

	$601	18.7%	$(24)	(2.3)%

Components of deferred tax assets and liabilities at June 30, 2022, December 31, 2021 and 2020 are as follows:

	June 30,	December 31,
	2022	2021	2020
	(Unaudited)

	(Dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$996	$988	$918
Deferred compensation liabilities	445	468	452
Contribution carryforward	124	120	170
State tax credit carryforward	69	52	142
Securities available-for-sale	3,204	—	—
Interest rate swaps	—	—	37
Other	97	56	57

Subtotal	4,935	1,684	1,776

Less: valuation allowance	(124)	(60)	(85)

Total deferred tax assets	4,811	1,624	1,691

Deferred tax liabilities:
Depreciation	(11)	(45)	(111)
Interest rate swaps	(202)	(54)	—
Securities available-for-sale	—	(213)	(550)
Prepaid expenses	(43)	(43)	(59)
Net deferred loan costs	(583)	(447)	(191)
Mortgage servicing rights	(98)	(87)	(74)

Total deferred tax liabilities	(937)	(889)	(985)

Net deferred tax assets, included in other assets	$3,874	$735	$706

The calculation of the Company’s charitable contribution carryforward deferred tax asset is based upon a carryforward of approximately $457,000 (unaudited), $443,000 and $626,000 of charitable contributions at June 30, 2022, December 31, 2021 and 2020, respectively. As of June 30, 2022, December 31, 2021 and 2020, it has been determined that it is more likely than not that all or a portion of the benefit from this charitable contribution carryforward will not be realized prior to expiration. As a result, a valuation allowance of $124,000 (unaudited), $60,000 and $85,000 has been provided on this deferred tax asset for the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, respectively. The ultimate realization of this deferred tax asset is dependent upon the generation of future taxable income. The Internal Revenue Federal Tax Code (the “Code”) limits the charitable contribution deduction in any one year to 10% of taxable income, computed without regard to charitable contributions, certain special deductions, net operating loss carry backs and capital loss carry backs. However, the Code allows a corporation to carry forward the excess charitable contributions to each of the five immediately succeeding years, subject to a 10% limitation in each of those years. Thus, the Company would have six years in which to utilize the December 31, 2019 charitable contribution carryforward. The valuation allowance for this net deferred tax asset may be adjusted in the future if estimates of taxable income during the carryforward period are reduced or increased. All other deferred tax assets as of June 30, 2022 (unaudited), December 31, 2021 and 2020 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of these deferred tax assets will be realized.

As of June 30, 2022, the Company has a New Hampshire Business Enterprise Tax credit carry forward of $66,000 (unaudited) that expires in 2028 through 2030.

The tax reserve for loan losses at the Company’s base year amounted to approximately $2.3 million. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Company intends to use the reserve to only absorb loan losses, a deferred tax liability of approximately $623,000 has not been provided.

The Company does not have any uncertain tax positions at June 30, 2022 (unaudited), December 31, 2021 or 2020 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the six months ended June 30, 2022 and 2021 (unaudited) or years ended December 31, 2021 and 2020.

The Company’s income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2018 through 2021. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2018 are open.

12.	Employee Benefits

401(k) Plan

During the six months ended June 30, 2022 and years ended December 31, 2021 and 2020, the Company sponsored a 401(k) defined contribution plan for substantially all employees pursuant to which employees of the Company could elect to make contributions to the plan subject to Internal Revenue Service limits. The Company also makes matching and profit-sharing contributions to eligible participants in accordance with plan provisions. The Company’s contributions for the six months ended June 30, 2022 and 2021 was $99,000 (unaudited) and $91,000 (unaudited), respectively, and $189,000 and $198,000 for the years ended December 31, 2021 and 2020, respectively.

Pension Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The funded status (fair value of plan assets divided by funding target) as of July 1, 2021 is as follows (unaudited):

2021 Valuation Report	104.99	%(1)

(1)	Fair value of plan assets reflects any contributions received through June 30, 2021.

Based upon the funded status of the Pentegra DB Plan as of July 1, 2021, no funding improvement plan or rehabilitation plan has been implemented or is pending as of June 30, 2022. The Bank’s contributions to the Pentegra DB Plan during the year ended December 31, 2021 totaled $200,000 and were not more than 5% of the total contributions to the Pentegra DB Plan for the plan year ended June 30, 2020 (unaudited).

Total pension plan expense for the six months ended June 30, 2022 and 2021 was $100,000 (unaudited) and $180,000 (unaudited), respectively, and $200,000 and $300,000 for the years ended December 31, 2021 and 2020, respectively, and is included in salaries and employee benefits in the accompanying consolidated statements of income. The Company did not pay a surcharge to the Pentegra DB Plan during the six months ended June 30, 2022 or 2021 (unaudited) or years ended December 31, 2021 or 2020.

The Company enacted a “hard freeze” for the Pentegra DB Plan as of December 31, 2018, eliminating all future service-related accruals for participants. Prior to this enactment the Company maintained a “soft freeze”

status that continued service-related accruals for its active participants with no new participants permitted into the Pentegra DB Plan. The Company estimates a contribution amount of $200,000 for the fiscal year ended December 31, 2022, however, the contribution amount may change significantly if the Company withdraws from the Pentegra DB Plan (see next paragraph below).

On May 26, 2022, the board of directors approved a resolution authorizing the Company to give notice of its intent to withdraw from the Pentegra DB Plan as of September 30, 2022. The Company initiated a resolution to withdraw from the Pentegra DB Plan on June 30, 2022 so that a preliminary estimate of withdrawal costs could be determined. The Pentegra DB Plan may or may not be replaced by another plan, i.e. a qualified successor plan. If the Company proceeds with the withdrawal, a contribution amount that achieves a funded status of 100% - market value of plan assets equal to the final withdrawal liability—would be due. The Company estimates the contribution amount necessary to achieve a funded status of 100% as of June 30, 2022 to be approximately $2.5 million (unaudited). Due to recent and significant changes to the interest and discount rates used to determine the final withdrawal liability, the Company’s board of directors deemed it prudent to consider a withdrawal from the Pentegra DB Plan at this time to eliminate the variability of this component of its employee benefit costs.

Supplemental Executive Retirement Plans

Salary Continuation Plan

The Company maintains a nonqualified supplemental retirement plan for its current President and former President. The plan provides supplemental retirement benefits payable in installments over a period of years upon retirement or death. The recorded liability at June 30, 2022, December 31, 2021 and 2020 relating to this supplemental retirement plan was $647,000 (unaudited), $634,000 and $607,000, respectively. The discount rate used to determine the Company’s obligation was 5.00%. The projected rate of salary increase for its current President was and 3%. The expense of this salary retirement plan was $41,000 (unaudited) for the six months ended June 30, 2022 and 2021 and $82,000 and $73,000 for the years ended December 31, 2021 and 2020, respectively.

Executive Supplemental Retirement Plan

The recorded liability at June 30, 2022, December 31, 2021 and 2020 relating to the supplemental retirement plan for the Company’s former President was $45,000 (unaudited), $90,000 and $132,000, respectively. The discount rate used to determine the Company’s obligation was 6.25%. The expense of this executive supplemental retirement plan was $2,000 (unaudited) and $3,000 (unaudited) for the six months ended June 30, 2022 and 2021, respectively, and $6,000 and $8,000 for the years ended December 31, 2021 and 2020, respectively.

Endorsement Method Split Dollar Plan

The Company has an endorsement method split dollar plan for a former President. The recorded liability at June 30, 2022, December 31, 2021 and 2020 relating to this supplemental executive benefit agreement was $35,000 (unaudited), $35,000 and $34,000, respectively. The expense of this supplemental plan was $-0- (unaudited) for the six months ended June 30, 2022 and 2021 and $1,000 for the years ended December 31, 2021 and 2020.

Directors’ Deferred Supplemental Retirement Plan

The Company has a supplemental retirement plan for eligible directors that provides for monthly benefits based upon years of service to the Company, subject to certain limitations as set forth in the agreements. The present value of these future payments is being accrued over the estimated period of service. The estimated liability at June 30, 2022, December 31, 2021 and 2020 relating to this plan was $494,000 (unaudited), $550,000 and $573,000, respectively. The discount rate used to determine the Company’s obligation was 6.25%. Total supplemental retirement plan expense amounted to $32,000 (unaudited) and $34,000 (unaudited) for the six months ended June 30, 2022 and 2021, respectively, and $63,000 for the years ended December 31, 2021 and 2020. The Company enacted a “hard freeze” for this supplemental retirement plan as of January 1, 2022. On February 10, 2022, the Bank and the non-employee members of the board of directors of the Bank entered into amendments to the Supplemental Director Retirement Agreements (the “Agreements”) previously entered into by the Bank and the directors. The amendments eliminate the formula for determining the normal annual retirement benefit (previously “70% of Final Base Fee”) and replaces it with a fixed annual benefit of $20,000. The amendments also eliminate the formula for determining the benefit payable on a change in control (previously tied to the normal annual retirement formula with certain imputed increases in the Base Fee) and replacing it with a fixed amount equal to the present value of $200,000. The effect of the amendments is to eliminate the variable and increasing costs associated with the Agreements. Instead, since the normal annual retirement benefit will be a fixed amount, the future costs associated with the Agreements is now more predictable. It is the intention of the Bank that no new directors of the Bank would enter into similar agreements.

Additionally, the Company has a deferred directors’ fee plan which allows members of the board of directors to defer the receipt of fees that otherwise would be paid to them in cash. At June 30, 2022, December 31, 2021 and 2020, the total deferred directors’ fees amounted to $430,000 (unaudited), $420,000 and $321,000, respectively.

13.	Stock Based Compensation

Employee Stock Ownership Plan

The Company maintains the First Seacoast Bank Employee Stock Ownership Plan (“ESOP”) to provide eligible employees of the Company the opportunity to own Company stock. The ESOP is a tax-qualified retirement plan for the benefit of Company employees. Contributions are allocated to eligible participants on the basis of compensation, subject to federal limits. The Company uses the principal and interest method to determine the release of shares amount. The number of shares committed to be released per year through 2038 is 11,924.

The ESOP funded its purchase of 238,473 shares through a loan from the Company equal to 100% of the aggregate purchase price of the common stock. The ESOP trustee is repaying the loan principally through the Bank’s contributions to the ESOP over the remaining loan term of 17.5 years. At June 30, 2022, December 31, 2021 and 2020, the remaining principal balance on the ESOP debt was $2.1 million (unaudited), $2.1 million and $2.2 million, respectively.

Under applicable accounting requirements, the Company records compensation expense for the ESOP equal to fair market value of shares when they are committed to be released from the suspense account to participants’ accounts under the plan. Total compensation expense recognized in connection with the ESOP for the six months ended June 30, 2022 and 2021 was $62,000 (unaudited) and $57,000 (unaudited), respectively, and $115,000 and $89,000 for the years ended December 31, 2021 and 2020, respectively. At June 30, 2022, December 31, 2021 and 2020, total unearned compensation for the ESOP was $2.0 million (unaudited), $2.0 million and $2.1 million, respectively.

	June 30,	December 31,
	2022	2021	2020
	(Unaudited)
Shares held by the ESOP include the following:
Allocated	35,772	23,848	11,924
Committed to be allocated	5,962	11,924	11,924
Unallocated	196,739	202,701	214,625

Total	238,473	238,473	238,473

The fair value of unallocated shares was approximately $2.1 million (unaudited), $2.2 million and $1.9 million at June 30, 2022, December 31, 2021 and 2020, respectively.

Equity Incentive Plan

Effective May 27, 2021, the Company adopted the First Seacoast Bancorp 2021 Equity Incentive Plan (the “2021 Plan”). The Company’s stockholders approved the 2021 plan on that date. The 2021 Plan provides for the granting of incentive and non-statutory stock options to purchase shares of common stock and the granting of shares of restricted stock awards and restricted stock units.

The 2021 Plan authorizes the issuance or delivery to participants of up to 417,327 shares of common stock. Of this number, the maximum number of shares of common stock that may be issued pursuant to the exercise of stock options is 298,091 shares, and the maximum number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 119,236 shares. The exercise price of stock options may not be less than the fair market value on the date the stock option is granted. Further, stock options may not be granted with a term that is longer than 10 years.

As of June 30, 2022 (unaudited), no stock options have been granted. On November 18, 2021, 118,270 restricted stock awards were granted to directors and certain members of management at $9.99 per share. The total fair value related to the grant was $1.2 million. Restricted stock awards time-vest over a three year period and have been fair valued as of the date of grant. The holders of restricted stock awards participate fully in the rewards of stock ownership of the Company, including voting rights when granted and dividend rights when vested. A summary of non-vested restricted shares outstanding as of June 30, 2022 and December 31, 2021, and changes during the periods then ended is presented below:

	Six Months Ended June 30, 2022		Year Ended December 31, 2021
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
	(Unaudited)	(Unaudited)
Restricted stock
Non-vested at beginning of period	118,270	$9.99	—	—
Granted	—	—	118,270	$9.99
Vested	—	—	—	—
Forfeited	—	—	—	—

Non-vested at end of period	118,270	$9.99	118,270	$9.99

For the six months ended June 30, 2022, the expense recognized for this equity incentive plan was $197,000 (unaudited) which provided a tax benefit of $53,000 (unaudited). For the year ended December 31, 2021, the expense recognized for this equity incentive plan was $46,000 which provided a tax benefit of $12,000. At June 30, 2022 and December 31, 2021, total unrecognized compensation expense for this equity incentive plan was $0.9 million (unaudited) and $1.1 million, respectively, with a 2.4 (unaudited) and 2.9 year weighted average future recognition period, respectively.

14.	Leases

The Company is obligated under various lease agreements for one of its branch offices and certain equipment. These agreements are accounted for as operating leases and their terms expire between 2022 and 2027 and, in some instances, contain options to renew for periods up to four years. The Company has no financing leases.

The Company adopted ASU 2016-02 –Leases (Topic 842)– on January 1, 2022 and began recognizing its operating leases on its consolidated balance sheet by recording a net lease liability, representing the Company’s legal obligation to make these lease payments, and a Right-Of-Use (“ROU”) asset, representing the Company’s legal right to use the leased assets. The Company, by policy, does not include renewal options for leases as part of its ROU asset and lease liabilities unless they are deemed reasonably certain to exercise. The Company does not have any sub-lease agreements.

The following table summarizes information related to the Company’s right-of-use asset and net lease liability:

	June 30, 2022
	Operating Leases	Balance Sheet Location

(Unaudited)	(Dollars in thousands)
Right-of-use asset	$224	Other Assets
Net lease liability	224	Other Liabilities

The Company determines whether a contract contains a lease based on whether a contract, or a part of a contract, conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The discount rate is either implicit in the lease or, when a rate cannot be readily determined, the Company’s incremental borrowing rate is used. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term.

The components of operating lease cost and other related information are as follows:

For the Six Months Ended June 30, 2022
(Unaudited)	(Dollars in thousands)
Operating lease cost	$31
Short-term lease cost	—
Variable lease cost (Cost excluded from lease payments)	—
Sublease income	—
Total operating lease cost	31
Other Information:
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	31
Operating lease - operating cash flows (liability reduction)	$—
Weighted average lease term	4.80
Weighted average discount rate	3.28%

The total minimum lease payments due in future periods for lease agreements in effect at June 30, 2022 were as follows:

As of June 30, 2022	Future Minimum Lease Payments
(Dollars in thousands)
(Unaudited)
Remainder of 2022	$26
2023	52
2024	49
2025	44
2026	43
Thereafter	29

Total minimum lease payments	243
Less: interest	(19)

Total lease liability	$224

One of the Company’s lease agreements contain clauses calling for escalation of minimum lease payments contingent on increases in LIBOR, or a similar replacement index, and the consumer price index.

15.	Other Comprehensive Income

The Company reports certain items as “other comprehensive income” and reflects total accumulated other comprehensive income (“AOCI”) in the consolidated financial statements for all years containing elements of other comprehensive income or loss. The following table presents a reconciliation of the changes in the components of other comprehensive income or loss for the dates indicated, including the amount of income tax expense or benefit allocated to each component of other comprehensive income or loss:

	Six Months Ended June 30,
(Unaudited) Reclassification Adjustment	2022	2021	Affected Line Item in Statements of Income

	(Dollars in thousands)
Gains on sale of securities available-for-sale	$(52)	$(535)	Securities gains, net
Tax effect	14	145	Income tax expense

	(38)	(390)	Net income

Net amortization of bond premiums	487	318	Interest on debt securities
Tax effect	(132)	(86)	Income tax expense

	355	232	Net income

Net interest expense on swaps	7	18	Interest expense on borrowings
Tax effect	(2)	(5)	Income tax expense

	5	13	Net income

Total reclassification adjustments	$322	$(145)

	Year Ended December 31,
Reclassification Adjustment	2021	2020	Affected Line Item in Statements of Income

	(Dollars in thousands)
Gains on sale of securities available-for-sale	$(535)	$(410)	Securities gains, net
Tax effect	145	111	Income tax expense (benefit)

	(390)	(299)	Net income

Net amortization of bond premiums	699	400	Interest on debt securities
Tax effect	(189)	(108)	Income tax expense (benefit)

	510	292	Net income

Net interest expense on swaps	48	3	Interest expense on borrowings
Tax effect	(13)	(1)	Income tax expense (benefit)

	35	2	Net income

Total reclassification adjustments	$155	$(5)

The following tables present the changes in each component of AOCI for the periods indicated:

(Dollars in thousands) (Unaudited)	Net Unrealized Gains (Losses) on AFS Securities(1)	Net Unrealized Gains (Losses) on Cash Flow Hedges(1)	AOCI(1)
Balance at December 31, 2021	$575	$146	$721
Other comprehensive (loss) income before reclassification	(9,518)	392	(9,126)
Amounts reclassified from AOCI	317	5	322

Other comprehensive (loss) income	(9,201)	397	(8,804)

Balance at June 30, 2022	$(8,626)	$543	$(8,083)

Balance at December 31, 2020	$1,481	$(100)	$1,381
Other comprehensive (loss) income before reclassification	(287)	127	(160)
Amounts reclassified from AOCI	(158)	13	(145)

Other comprehensive (loss) income	(445)	140	(305)

Balance at June 30, 2021	$1,036	$40	$1,076

(Dollars in thousands)	Net Unrealized Gains (Losses) on AFS Securities(1)	Net Unrealized (Losses) Gains on Cash Flow Hedges(1)	AOCI(1)
Balance at December 31, 2019	$521	$—	$521
Other comprehensive income (loss) before reclassification	967	(102)	865
Amounts reclassified from AOCI	(7)	2	(5)

Other comprehensive income (loss)	960	(100)	860

Balance at December 31, 2020	$1,481	$(100)	$1,381

Balance at December 31, 2020	$1,481	$(100)	$1,381
Other comprehensive (loss) income before reclassification	(1,026)	211	(815)
Amounts reclassified from AOCI	120	35	155

Other comprehensive (loss) income	(906)	246	(660)

Balance at December 31, 2021	$575	$146	$721

(1)	All amounts are net of tax

16.	Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but generally includes secured interests in mortgages.

Standby letters of credit are conditional commitments issued by the Bank to guarantee performance by a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Notional amounts of financial instruments with off-balance sheet credit risk are approximately as follows as of June 30, 2022 and December 31, 2021 and 2020:

	2022	2021	2020
	(Unaudited)
Unadvanced portions of loans	$50,780	$42,781	$39,817
Commitments to originate loans	21,862	15,103	17,451
Standby letters of credit	318	318	613

In the ordinary course of business, the Company may be subject to various legal proceedings. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings will not be material to the consolidated balance sheet or consolidated statements of income.

17.	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). As of June 30, 2022, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank, as well capitalized under the regulatory framework, for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital amounts and ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. Management believes that, as of June 30, 2022, December 31, 2021 and 2020, the Bank met all capital adequacy requirements to which it was subject, including the capital conservation buffer, at those dates.

The following table presents actual and required capital ratios as of June 30, 2022, December 31, 2021 and 2020 for the Bank under the Basel Committee on Banking Supervisions capital guidelines for U.S. banks (“Basel III Capital Rules”) as fully phased-in on January 1, 2019. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Requirement		Minimum Capital Required to be Well Capitalized		Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Fully Phased-In
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2022 (Unaudited)
Total Capital (to risk-weighted assets)	$54,064	16.70%	$25,897	8.00%	$32,372	10.00%	$33,990	10.50%
Tier 1 Capital (to risk-weighted assets)	50,373	15.56	19,423	6.00	25,897	8.00	27,516	8.50
Tier 1 Capital (to average assets)	50,373	10.01	20,127	4.00	25,159	5.00	20,127	4.00
Common Equity Tier 1 (to risk-weighted assets)	50,373	15.56	14,567	4.50	21,042	6.50	22,660	7.00

As of December 31, 2021
Total Capital (to risk-weighted assets)	$52,798	17.87%	$23,641	8.00%	$29,546	10.00%	$31,029	10.50%
Tier 1 Capital (to risk-weighted assets)	49,151	16.63	17,731	6.00	23,644	8.00	25,119	8.50
Tier 1 Capital (to average assets)	49,151	9.92	19,811	4.00	24,774	5.00	19,811	4.00
Common Equity Tier 1 (to risk-weighted assets)	49,151	16.63	13,298	4.50	19,211	6.50	20,686	7.00

As of December 31, 2020
Total Capital (to risk-weighted assets)	$50,612	17.92%	$22,593	8.00%	$28,241	10.00%	$29,653	10.50%
Tier 1 Capital (to risk-weighted assets)	47,222	16.72	16,945	6.00	22,593	8.00	24,005	8.50
Tier 1 Capital (to average assets)	47,222	10.59	17,836	4.00	22,295	5.00	17,836	4.00
Common Equity Tier 1 (to risk-weighted assets)	47,222	16.72	12,709	4.50	18,357	6.50	19,769	7.00

18.	Common Stock Repurchases

On September 23, 2020, the board of directors of the Company authorized the repurchase of up to 136,879 shares of the Company’s outstanding common stock, which equals approximately 2.3% of all shares then outstanding and approximately 5.0% of the then outstanding shares owned by stockholders other than the MHC. The Company holds repurchased shares as treasury stock. As of June 30, 2022, December 31, 2021 and 2020, the Company repurchased 136,879 (unaudited), 78,433 and 25,476 shares of its common stock, respectively.

19.	Derivatives and Hedging Activities

Derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and resulting designation. The Company utilizes interest rate swap agreements as part of its asset liability management strategy. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. These derivative instruments are designated as cash flow hedges with changes in the fair value of the derivative recorded in accumulated other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The hedges were determined to be effective and the Company expects the hedges to remain effective during the remaining terms of the swaps.

The Company entered into two $5 million notional interest rate swaps that have been designated as cash flow hedges on 90-day advances from FHLB. The purpose of these cash flow hedges is to reduce potential interest rate risk by swapping a variable rate borrowing to a fixed rate. Management deemed it prudent to limit the variability of these interest payments by entering into these interest rate swap agreements. These agreements provide for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate. Publication of LIBOR is expected to cease in June of 2023. The swap agreements allow for substitution of an alternative reference rate such as the secured overnight financing rate (“SOFR”) at that time.

The changes in the fair value of interest rate swaps are reported in other comprehensive income and are subsequently reclassified into interest expense in the period that the hedged transactions affect earnings. Due to the increase in the three-month LIBOR rate, the Company estimates that an additional $180,000 will be reclassified as an increase to interest income during the next twelve months. The change in fair value for these derivative instruments for the six months ended June 30, 2022 and 2021, was $545,000 (unaudited) and $192,000 (unaudited), respectively. For the years ended December 31, 2021 and 2020, the change in fair value for these derivative instruments was $337,000 and $(137,000), respectively. At June 30, 2022, December 31, 2021 and 2020, the fair value of interest rate swap derivatives resulted in an asset of $744,000 (unaudited) and $200,000, respectively, and a liability of $137,000, respectively, and is recorded in other assets and other liabilities, respectively.

The following tables summarize the Company’s derivatives associated with its interest rate risk management activities:

				June 30, 2022
(Dollars in thousands) (Unaudited)	Start Date	Maturity Date	Rate	Notional	Other Assets	Other Liabilities
Debt Hedging
Hedging Instruments:
Interest Rate Swap 2020	4/13/2020	4/13/2025	0.68%	$5,000	$328	$—
Interest Rate Swap 2021	4/13/2021	4/13/2026	0.74%	$5,000	$416	$—

Total Hedging Instruments				$10,000	$744	$—

Hedged Items:
Variability in cash flows related to 90-day FHLB advances				N/A	$—	$10,000

				December 31, 2021
(Dollars in thousands)	Start Date	Maturity Date	Rate	Notional	Other Assets	Other Liabilities
Debt Hedging
Hedging Instruments:
Interest Rate Swap 2020	4/13/2020	4/13/2025	0.68%	$5,000	$85	$—
Interest Rate Swap 2021	4/13/2021	4/13/2026	0.74%	$5,000	$115	$—

Total Hedging Instruments				$10,000	$200	$—

Hedged Items:
Variability in cash flows related to 90-day FHLB advances				N/A	$—	$10,000

				December 31, 2020
(Dollars in thousands)	Start Date	Maturity Date	Rate	Notional	Other Assets	Other Liabilities
Debt Hedging
Hedging Instruments:
Interest Rate Swap 2020	4/13/2020	4/13/2025	0.68%	$5,000	$—	$68
Interest Rate Swap 2021	4/13/2021	4/13/2026	0.74%	$5,000	$—	$69

Total Hedging Instruments				$10,000	$—	$137

Hedged Items:
Variability in cash flows related to 90-day FHLB advances				N/A	$—	$5,000

The following table summarizes the effect of cash flow hedge accounting on the consolidated statements of income for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020:

	Location and Amount of Loss Recognized in Statements of Income
	Six Months Ended June 30,
	2022		2021
(Dollars in thousands) (Unaudited)	Interest Income (Expense)	Other Income (Expense)	Interest Income (Expense)	Other Income (Expense)
The effect of cash flow hedging accounting:
Amount reclassified from AOCI into expense	$(6)	$—	$(18)	$—

	Location and Amount of Loss Recognized in Statements of Income
	Years Ended December 31,
	2021		2020
(Dollars in thousands)	Interest Income (Expense)	Other Income (Expense)	Interest Income (Expense)	Other Income (Expense)
The effect of cash flow hedging accounting:
Amount reclassified from AOCI into expense	$(48)	$—	$(3)	$—

The credit risk associated with these interest rate swaps is the risk of default by the counterparty. To minimize this risk, the Company only enters into interest rate swaps agreements with highly rated counterparties that management believes to be creditworthy. The notional amounts of these agreements do not represent amounts exchanged by the parties and, therefore, are not a measure of the potential loss exposure. Risk management results for the six months ended June 30, 2022 and years ended December 31, 2021 and 2020, related to the balance sheet hedging of $10.0 million (unaudited), $10.0 million and $5.0 million, of 90-day FHLB advances, included in borrowings, respectively, indicate that the hedge was 100% effective, and there was no component of the derivative instruments’ unrealized gain or loss which was excluded from the assessment of hedge effectiveness. As of June 30, 2022, December 31, 2021 and 2020, the Company posted $527,000 (unaudited), $526,000 and $525,000, respectively, of cash to the counterparty as collateral on its interest rate swap contracts, which was presented within cash and due from banks on the consolidated balance sheets.

20.	Fair Values of Assets and Liabilities

Determination of Fair Value

The fair value of an asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value of cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the observability and reliability of the assumptions used to determine fair value.

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities, fair value is based upon the lowest level of observable input that is significant to the fair value measurement.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented therein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value at June 30, 2022, December 31, 2021 and 2020.

Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities Available-for-Sale: The Company’s investment in U.S. Government-sponsored entities bonds, U.S Government agency small business administration pools guaranteed by the SBA, collateralized mortgage obligations issued by the FHLMC, FNMA, and GNMA residential mortgage-backed securities, other municipal bonds and corporate subordinated debt is generally classified within Level 2 of the fair value hierarchy. For these securities, the Company obtains fair value measurements from independent pricing services or uses fair value measurements considering observable market data. The fair value measurements consider observable data that may include reported trades, dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Mortgage Servicing Rights: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data (see Note 7 Loan Servicing, for more information). These assumptions are inherently sensitive to change as these unobservable inputs are not based on quoted prices in active markets or otherwise observable.

Derivative Instruments and Hedges: The valuation of these instruments is determined using the discounted cash flow method on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2022, December 31, 2021 and 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total	Level 1	Level 2	Level 3

June 30, 2022 (Unaudited)	(Dollars in thousands)
Securities available-for-sale:
U.S. Government-sponsored enterprises obligations	$5,841	$—	$5,841	$—
U.S Government agency small business administration pools guaranteed by the SBA	9,428	—	9,428	—
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	5,893	—	5,893	—
Residential mortgage-backed securities	24,284	—	24,284	—
Municipal bonds	53,299	—	53,299	—
Corporate subordinated debt	4,642	—	4,642	—
Other assets:
Mortgage servicing rights	364	—	—	364
Derivatives	744	—	744	—

	Total	Level 1	Level 2	Level 3

December 31, 2021	(Dollars in thousands)
Securities available-for-sale:
U.S. Government-sponsored enterprises obligations	$5,971	$—	$5,971	$—
U.S. Government agency small business administration pools guaranteed by the SBA	5,045	—	5,045
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	3,332	—	3,332	—
Residential mortgage-backed securities	23,332	—	23,332	—
Municipal bonds	50,613	—	50,613	—
Corporate subordinated debt	3,072	—	3,072	—
Other assets:
Mortgage servicing rights	$322	$—	$—	$322
Derivatives	200	—	200	—

	Total	Level 1	Level 2	Level 3

December 31, 2020	(Dollars in thousands)
Securities available-for-sale:
U.S. Government-sponsored enterprises obligations	$973	$—	$973	$—
U.S. Government agency small business administration pools guaranteed by the SBA	2,470	—	2,470
Collateralized mortgage obligations issued by the FHLMC	949	—	949	—
Residential mortgage-backed securities	5,136	—	5,136	—
Municipal bonds	45,942	—	45,942	—
Other assets:
Mortgage servicing rights	$273	$—	$—	$273
Other liabilities:
Derivatives	$137	$—	$137	$—

For the six months ended June 30, 2022 and 2021, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(Dollars in thousands) (Unaudited)	Mortgage Servicing Rights (1)
Balance as of January 1, 2022	$322
Included in net income	42

Balance as of June 30, 2022	$364

Total unrealized net gains (losses) included in net income related to assets still held as of June 30, 2022	$—

Balance as of January 1, 2021	$273
Included in net income	30

Balance as of June 30, 2021	$303

Total unrealized net gains (losses) included in net income related to assets still held as of June 30, 2021	$—

For the years ended December 31, 2021 and 2020, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(Dollars in thousands)	Mortgage Servicing Rights (1)
Balance as of January 1, 2021	$273
Included in net income	49

Balance as of December 31, 2021	$322

Total unrealized net gains (losses) included in net income related to assets still held as of December 31, 2021	$—

Balance as of January 1, 2020	$397
Included in net income	(124)

Balance as of December 31, 2020	$273

Total unrealized net gains (losses) included in net income related to assets still held as of December 31, 2020	$—

(1)	Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of loan servicing fee income (loss) in the Company’s consolidated statements of income.

For Level 3 assets measured at fair value on a recurring basis as of June 30, 2022, December 31, 2021 and 2020, the significant unobservable inputs used in the fair value measurements were as follows:

	June 30, 2022
(Dollars in thousands) (Unaudited)	Valuation Technique	Description	Range	Weighted Average (1)	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Prepayment Rate	7.11% - 28.28%	8.71%	$364
		Discount Rate	9.00% - 9.00%	9.00%
		Delinquency Rate	2.30% - 3.04%	2.43%
		Default Rate	0.18% - 0.28%	0.20%

	December 31, 2021
(Dollars in thousands)	Valuation Technique	Description	Range	Weighted Average (1)	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Prepayment Rate	6.63% - 25.56%	13.39%	$322
		Discount Rate	9.00% - 9.00%	9.00%
		Delinquency Rate	2.82% - 3.63%	2.96%
		Default Rate	0.08% - 0.14%	0.13%

	December 31, 2020
(Dollars in thousands)	Valuation Technique	Description	Range	Weighted Average (1)	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Prepayment Rate	14.05% - 29.77%	20.97%	$273
		Discount Rate	9.00% - 9.00%	9.00%
		Delinquency Rate	3.91% - 5.13%	4.12%
		Default Rate	0.08% - 0.14%	0.13%

(1)	Unobservable inputs for mortgage servicing rights were weighted by loan amount.

The significant unobservable inputs used in the fair value measurement of the Company’s mortgage servicing rights are the weighted-average prepayment rate, weighted-average discount rate, weighted average delinquency rate and weighted-average default rate. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the prepayment rate and the discount rate are not directly interrelated, they generally move in opposite directions of each other.

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. Observable and unobservable inputs are entered into this model as prescribed by an independent third party to arrive at an estimated fair value. See Note 7, Loan Servicing, for a roll forward of our Level 3 item and related inputs and assumptions used to determine fair value at June 30, 2022, December 31, 2021 and 2020.

Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods may include certain impaired loans reported at the fair value of the underlying collateral. Fair value is measured using appraised values of collateral and adjusted as necessary by management based on unobservable inputs for specific properties. However, the choice of observable data is subject to significant judgment, and there are often adjustments based on judgment in order to make observable data comparable and to consider the impact of time, the condition of properties, interest rates and other market factors on current values. Additionally, commercial real estate appraisals frequently involve discounting of projected cash flows, which relies inherently on unobservable data. Therefore, real estate collateral related nonrecurring fair value measurement adjustments have generally been classified as Level 3.

Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace, and therefore, such valuations have been classified as Level 3. Financial assets measured at fair value on a non-recurring basis during the reported periods also include loans held for sale. Residential mortgage loans held for sale are recorded at the lower of cost or fair value and are therefore measured at fair value on a non-recurring basis. The fair values for loans held for sale are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are included in Level 3. At June 30, 2022 (unaudited), December 31, 2021 and 2020, there were no assets measured at fair value on a nonrecurring basis.

Non-Financial Assets and Non-Financial Liabilities: The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Non-financial assets measured at fair value on a non-recurring basis generally include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, are remeasured at fair value through a write-down included in other non-interest expense. There were no foreclosed assets at June 30, 2022 (unaudited), December 31, 2021 or 2020.

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. ASU 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The exit price notion is a market-based measurement of fair value that is represented by the price to sell an asset or transfer a liability in the principal market (or most advantageous market in the absence of a principal market) on the measurement date. At June 30, 2022 (unaudited), December 31, 2021 and 2020, fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

Summary of Fair Values of Financial Instruments not Carried at Fair Value

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments at June 30, 2022 and December 31, 2021 and 2020 are as follows:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
June 30, 2022 (Unaudited)
Financial Assets:
Cash and due from banks	$4,057	$4,057	$4,057	$—	$—
Interest-bearing time deposits with other banks	996	996	—	996	—
Federal Home Loan Bank stock	2,684	2,684	—	2,684	—
Bank-owned life insurance	4,502	4,502	—	4,502	—
Loans, net	381,957	358,522	—	—	358,522
Accrued interest receivable	1,646	1,646	1,646	—	—
Financial Liabilities:
Deposits	$387,868	$385,859	$333,051	$52,808	$—
Advances from Federal Home Loan Bank	64,250	62,866	—	62,866	—
Mortgagors’ tax escrow	725	725	—	725	—
December 31, 2021
Financial Assets:
Cash and due from banks	$6,638	$6,638	$6,638	$—	$—
Interest-bearing time deposits with other banks	1,245	1,245	—	1,245	—
Federal Home Loan Bank stock	1,688	1,688	—	1,688	—
Bank-owned life insurance	4,461	4,461	—	4,461	—
Loans, net	373,051	371,587	—	—	371,587
Accrued interest receivable	1,499	1,499	1,499	—	—
Financial Liabilities:
Deposits	$393,243	$393,145	$334,917	$58,228	$—
Advances from Federal Home Loan Bank	29,462	29,063	—	29,063	—
Mortgagors’ tax escrow	652	652	—	652	—
December 31, 2020
Financial Assets:
Cash and due from banks	$5,996	$5,996	$5,996	$—	$—
Interest-bearing time deposits with other banks	2,488	2,488	—	2,488	—
Federal Home Loan Bank stock	1,796	1,796	—	1,796	—
Bank-owned life insurance	4,356	4,356	—	4,356	—
Loans, net	364,800	365,116	—	—	365,116
Accrued interest receivable	1,412	1,412	1,412	—	—
Financial Liabilities:
Deposits	$327,381	$327,696	$278,713	$48,983	$—
Advances from Federal Home Loan Bank	34,127	34,832	—	34,832	—
Advances from Federal Reserve Bank	18,195	18,199	—	18,199	—
Mortgagors’ tax escrow	1,420	1,420	—	1,420	—

21.	Condensed Financial Statements of Parent Company

Financial information pertaining to First Seacoast Bancorp only is as follows:

CONDENSED BALANCE SHEETS

	June 30, 2022	December 31,
	2022	2021	2020
	(Unaudited)
	(Dollars in thousands)
ASSETS
Cash held at First Seacoast Bank	$9,156	$9,785	$10,118
Investment in First Seacoast Bank	40,570	48,477	46,467
Loan to First Seacoast Bank ESOP	2,105	2,105	2,180
Deferred tax asset	—	60	85
Other assets	41	43	18

Total assets	$51,872	$60,470	$58,868

LIABILITIES
Other liabilities	$—	$2	$7

Total liabilities	—	2	7

STOCKHOLDERS’ EQUITY
Stockholders’ equity	51,872	60,468	58,861

Total liabilities and stockholders’ equity	$51,872	$60,470	$58,868

CONDENSED STATEMENTS OF INCOME

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2021	2020

	(Unaudited)
	(Dollars in thousands)
Income:
Interest on ESOP loan	$—	$—	$115	$119
Expense:
Miscellaneous expense	3	3	3	2

(Loss) income before income tax expense and equity in undistributed net income of First Seacoast Bank	(3)	(3)	112	117
Income tax expense	63	—	—	—

Net (loss) income before equity in undistributed net income of First Seacoast Bank	(66)	(3)	112	117
Equity in undistributed net income of First Seacoast Bank	638	1,744	2,509	962

Net income	$572	$1,741	$2,621	$1,079

CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2021	2020

	(Unaudited)
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$572	$1,741	$2,621	$1,079

Adjustments to reconcile net income to net cash (used) provided by operating activities:
Undistributed net income of First Seacoast Bank	(638)	(1,744)	(2,509)	(962)
Deferred tax expense (benefit)	60	19	25	18
Decrease (increase) in other assets	2	(19)	(25)	172
(Decrease) increase in other liabilities	(2)	(7)	(5)	7

Net cash (used) provided by operating activities	(6)	(10)	107	314

CASH FLOWS FROM INVESTING ACTIVITIES:
Principal payments received on ESOP	—	—	75	72

Net cash provided by investing activities	—	—	75	72

CASH FLOWS FROM FINANCING ACTIVITIES:
Treasury stock purchases	(623)	(403)	(515)	(233)

Net cash used by financing activities	(623)	(403)	(515)	(233)

Net change in cash	(629)	(413)	(333)	153
Cash at beginning of period	9,785	10,118	10,118	9,965

Cash at end of period	$9,156	$9,705	$9,785	$10,118

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by First Seacoast Bancorp, Inc. or First Seacoast Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances imply that there has been no change in the affairs of First Seacoast Bancorp, Inc. or First Seacoast Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 3,795,000 Shares

(Proposed Holding Company for First Seacoast Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

November 14, 2022

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until December 16, 2022, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.